As filed with the Securities and Exchange Commission on March 31, 2021.

Registration No. 333-253744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Compass, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7371	30-0751604
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

90 Fifth Avenue, 3rd Floor

New York, New York 10011

(212) 913-9058

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert Reffkin

Founder, Chairman and Chief Executive Officer

Compass, Inc.

90 Fifth Avenue, 3rd Floor

New York, New York 10011

(212) 913-9058

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael T. Esquivel James D. Evans Ran D. Ben-Tzur Morgan A. Sawchuk Michael M. Shaw Fenwick & West LLP 902 Broadway, Suite 14 New York, New York 10010 (212) 921-2001	Brad Serwin General Counsel and Corporate Secretary Compass, Inc. 90 Fifth Avenue, 3rd Floor New York, New York 10011 (212) 913-9058	Gregory P. Rodgers Ian D. Schuman Benjamin J. Cohen Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A common stock, par value $0.00001 per share	28,750,000	$19.00	$546,250,000	$59,596

(1)

Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes additional shares that the underwriters have the option to purchase.

(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 31, 2021.

25,000,000 Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of Compass, Inc. We are offering 25,000,000 shares of our Class A common stock.

We have three classes of authorized common stock, Class A common stock, Class B common stock and Class C common stock. The rights of the holders of Class A common stock, Class B common stock and Class C common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class C common stock is entitled to 20 votes per share. Shares of Class B common stock, which we have issued, and may in the future issue to, our licensed real estate agents registered in New York State, have, due to New York State real estate regulatory requirements, no voting rights, except as otherwise required by law. Shares of Class B common stock and Class C common stock will convert into Class A common stock, on a share-for-share basis, upon certain transfers following this offering. See the section titled “Description of Capital Stock.” Following this offering, we anticipate that our board of directors may vote to effect the automatic conversion of all outstanding shares of Class B common stock into an equivalent number of shares of Class A common stock.

On the date of this prospectus, Robert Reffkin, our founder, Chairman and Chief Executive Officer, will hold all of the shares of our Class C common stock, which, together with shares of Class A common stock held by Mr. Reffkin, represent approximately 47% of the voting power of our outstanding capital stock in the aggregate, which voting power may increase over time as Mr. Reffkin vests and settles in certain equity awards, including certain performance-based equity awards, outstanding at the time of the completion of this offering. If all such equity awards held by Mr. Reffkin had been vested and settled and exchanged for shares of Class C common stock as of the date of the completion of this offering, Mr. Reffkin would hold approximately 70% of the voting power of our outstanding capital stock, in each case without giving effect to any purchases by Mr. Reffkin pursuant to his indication of interest in participating in this offering, as described below. As a result, Mr. Reffkin will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $18.00 and $19.00.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “COMP.”

See the section titled “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

The Reffkin family has indicated an interest in purchasing up to $18.5 million in shares of our Class A common stock in this offering at the initial public offering price per share. In addition, certain holders of more than five percent of our capital stock, including entities affiliated with SVF Excalibur (Cayman) Limited and DG Urban-C L.P., among others, have indicated an interest in purchasing an aggregate of up to $140 million in shares of our Class A common stock in this offering at the initial public offering price per share. Because these indications of interest are not binding agreements or commitments to purchase, such individuals and entities may determine to purchase more, less, or no shares in this offering. In addition, at our request, the underwriters have reserved up to 7% of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to eligible licensed real estate agents affiliated with our company and certain individuals identified by us. See the section titled “Underwriting.”

To the extent that the underwriters sell more than 25,000,000 shares of Class A common stock, the underwriters have the option to purchase up to 3,750,000 additional shares from us at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                , 2021.

Goldman Sachs & Co. LLC	Morgan Stanley	Barclays

Deutsche Bank Securities	UBS Investment Bank

Oppenheimer & Co.	Needham & Company	Zelman Partners LLC	Loop Capital Markets

Academy Securities	Blaylock Van, LLC	Ramirez & Co., Inc.	Siebert Williams Shank

Prospectus dated                , 2021

The Compass mission is to help everyone find their place in the world.

864
Key Insights

BY THE NUMBERS

$300 billion+

Gross transaction value[1]

19,000+

Agents

88%+

Agent teams using platform weekly

19%+

Average growth in number of transactions in year 2

90%+

Principal agent retention rate[2]

All figures as of December 31, 2020, unless otherwise specified. [1] Sum of all closing sale prices for homes transacted by Compass agents, excluding rentals, through 2020. Compass revenue and net loss for 2020 were approximately $3.7 billion and $270 million, respectively. [2] Retention rate measured annually from 2018 to 2020.

BY THE NUMBERS $300 billion+ Gross transaction value 19,000+ Agents 88%+ Agent teams using platform weekly 19%+ Average growth in number of transactions in year 2 90%+ Principal agent retention rate2 All figures as of December 31, 2020, unless otherwise specified. 1 Sum of all closing sale prices for homes transacted by Compass agents, excluding rentals, through 2020. 2 Retention rate measured annually from 2018 to 2020.

LETTER FROM ROBERT REFFKIN, FOUNDER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

I started Compass because of my mom, Ruth.

As a single mother who provided for our little family entirely on her own, she embodies the entrepreneurial spirit. She’s a resilient optimist who never lets setbacks slow her down. She’s a big dreamer who sees every interaction, every conversation, and every moment as an opportunity. Watching her do the impossible every day made me feel like anything was possible.

For the majority of my life, my mom channeled her entrepreneurial energy into a career as a real estate agent. I saw the pride she took in helping her clients navigate one of the most important transactions of their lives. I also saw that she was turning a lifetime of relationships into a strong book of business, and as an independent contractor, becoming a true business owner.

Over the years, despite her hard work, I saw my mother struggle to grow her business because she didn’t have the right tools or support. The brokerage model was originally designed to be a one-stop shop for everything an agent needed. But as software transformed every industry, brokerage firms failed to keep up and she had to rely more and more on disjointed, disconnected tools from third parties — a CRM, email newsletters, digital ads, home valuation tools, transaction management software. Each year, while technology was enabling most professionals to accomplish more, her work as a real estate agent was becoming increasingly complex, time-consuming, and difficult.

I vowed to create a company that would do better for agents like my mom.

Real estate agents are perhaps the largest and most inspiring group of entrepreneurs in the world. There are over two million agents in the U.S. alone, and I’ve been lucky enough to get to know thousands of them personally. They are business owners who’ve chosen to bet on themselves and their potential rather than rely on a steady paycheck. They are the heart of a dynamic, diverse industry with a proud history of creating exceptional economic opportunities for women, single parents, older professionals, the LGBTQ+ community, and other traditionally underrepresented groups.

What’s more, agents play the most critical and central role in the real estate transaction, advising their clients on one of the biggest economic decisions most people ever make. They lead a months-long process and coordinate a dozen or more parties: potential buyers and sellers, other agents, contractors, painters, stagers, photographers, lawyers, inspectors, appraisers, mortgage lenders, title and escrow officers, insurance brokers, movers, and more. Their advisory role often begins years before a transaction and continues for decades after.

But despite their uniquely strategic position in a $2 trillion industry, agents remain remarkably underserved. There are over 86,000 brokerage firms in the U.S. and the overwhelming majority have neither the technological expertise nor the capital to build the software and services their agents need to thrive.

The traditional brokerage firm model provided agents with support and services in the pre-internet era. In a world increasingly powered by technology, Compass is creating the agent support and services platform of the future. A cloud-native, mobile, AI-powered platform that simplifies the experience for everyone and empowers all agent workflows — prospecting, listing, pricing, marketing, searching, touring, collaborating with buyers and sellers, managing offers and the transaction closing, and more.

Our ambition is to provide agents everything they need to serve their clients, grow their business, and realize their entrepreneurial potential, all in one place. Simple, seamless, and integrated. We are replacing today’s complex, paper-driven home-buying and selling process with an all-digital, end-to-end platform that empowers real estate agents to deliver an exceptional experience to every buyer and seller.

1

At Compass, we are agent-obsessed. We’ve built a business completely aligned with our agents: when agents succeed, Compass succeeds. Our commitment to the agent is not contingent and is not temporary; it is foundational to our vision, our strategy, and our success — and it always will be.

When you invest in Compass, you’re investing in more than a company — you’re investing in the technology-powered future of the real estate agent and the enormous potential they represent. It’s a wonderful feeling to support one of the greatest communities of entrepreneurs in the world — people like my mom, who I’m proud to say is now a Compass agent.

I invite you to join us, and the agents we serve, on this journey. Thanks to the hard work of thousands of Compass employees and agents, we have accomplished a great deal in our first eight years. But I assure you: we are just getting started.

Best,

Robert

2

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained in more detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our Class A common stock. You should carefully read this prospectus in its entirety before investing in our Class A common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Special Note Regarding Forward-Looking Statements,” and our consolidated financial statements and the accompanying notes, provided elsewhere in this prospectus.

VISION, STRATEGY & MISSION

We envision a world where the experience of selling or buying a home is simple and pleasant for everyone. Our strategy is to replace today’s complex, paper-driven, antiquated workflow with a seamless, all-digital, end-to-end platform that empowers real estate agents to deliver an exceptional experience to every seller and buyer. Our agent-centric platform is at the heart of our mission to help everyone find their place in the world.

OVERVIEW

Compass provides an end-to-end platform that empowers our residential real estate agents to deliver exceptional service to seller and buyer clients. Our platform includes an integrated suite of cloud-based software for customer relationship management, marketing, client service and other critical functionality, all custom-built for the real estate industry and enabling our core brokerage services. Fundamentally, we believe that agents are, and will continue to be, central to residential real estate transactions. We help agents grow their businesses, serve more clients, save time, and stand out as valued, trusted and professional advisors in real estate transactions.

Through 2020, Compass agents have represented either sellers or buyers of more than 275,000 homes worth more than $300 billion. With 4% of the U.S. market, Compass is the largest independent real estate brokerage by Gross Transaction Value. Our agent-first approach and differentiated platform have delivered strong results for Compass agents and clients in 2020.

•	our agents close an average of 19% more transactions measured from their first year compared to their second year at Compass;

•	our agents sold homes in 21% fewer days, on average, relative to agents at firms with comparable average home sale values in our MLS Cities;

•	on average, 88% of our agent teams used our proprietary technology platform at least once per week, of which approximately two-thirds used it daily;

•	our principal agent retention rate exceeded 90%; and

•	our agents are strong advocates, giving Compass a Net Promoter Score of 68.[1]

Residential real estate is one of the largest and most complex industries in the world. According to the National Association of Realtors, or NAR, in 2020, more than 5.6 million homes were sold in the U.S., representing approximately $1.9 trillion in transaction value. Housing is the single largest consumer expenditure in the U.S., and homes are often a substantial source of household wealth.

[1]	For further discussion on our Net Promoter Score, see “Industry and Market Data.”

Selling and buying a home is one of the most significant financial events in an individual’s life and often one of the most complex, time consuming, and consequential. Given the unique nature of each property, location, buyer, seller, negotiation, title and financing, a real estate agent’s role as the driver of the majority of the workflow is indispensable. According to NAR’s 2020 Profile of Home Buyers and Sellers, 89% of home sellers and 88% of home buyers use a real estate agent or broker, levels that have remained consistent over the last 10 years with 2011 levels at 87% and 89%, respectively.

We believe the best agents are dynamic business owners, responsible for every function from attracting and retaining clients to managing finance and operations. We believe these entrepreneurs are needlessly constrained by a plethora of disconnected technology solutions, manual processes and antiquated systems. The vast majority of technology products built for agents are narrow point solutions, requiring agents to spend significant time away from their clients wrangling multiple, disjointed technology tools and manually transporting data among these tools. These inefficiencies not only frustrate agents, but also limit their ability to effectively serve their clients.

We have built an integrated software platform that helps agents operate with the sophisticated capabilities of a modern technology company and the personal attention and service of a dedicated advisor. Using proprietary data, analytics, AI and machine learning, our platform delivers a broad set of industry-specific capabilities for Compass agents and clients.

The Compass Platform

We continuously innovate and enhance our software platform with the goal of digitizing and automating all real estate workflows that empower agents to acquire and serve clients. The caliber and pedigree of our technology leadership helps us attract and retain top-tier software engineers and AI talent globally. We have a team of over 650 highly experienced product and engineering professionals based out of our innovation hubs in New York, Seattle, Washington, D.C., and Hyderabad, India.

We complement our software with additional services that make our agents more successful, enabling them to advise on multiple aspects of the residential real estate process. Compass Concierge is a program in which we provide home sellers access to interest-free capital to front the cost of home improvement services and is designed to increase the sale value of the home and decrease its time on market. Our title and escrow services increase transparency and deliver a more integrated closing process for the consumer.

We obsess over our agents’ success. We offer training and coaching, sales management, listing and transaction coordination, commission processing, and marketing design and consulting so that our agents can achieve their full potential.

Our business model is based on shared success: we succeed when our agents succeed. As the Compass platform delivers more value to agents, more agents with established real estate businesses join the platform. As those agents deliver excellent experiences to clients, they generate more repeat and referral business, in turn increasing transaction volumes. This growth enables us to invest further in the platform and propel a virtuous flywheel.

Our bold mission, agent-centric strategy, and comprehensive digital platform positions us to capture a sizable opportunity in the residential real estate market, one of the largest asset classes in the world. We estimate that agents drive approximately $95 billion of commissions in the U.S. and sit at the center of substantial additional spend directly and indirectly related to the home transaction. Our long term market opportunity is comprised of brokerage commissions (paid by clients to Compass), spend from other components of the real estate ecosystem, including closing services (title, escrow, and mortgage), paid marketing services and other real estate services. We view our serviceable addressable market, or SAM, in the United States to be over $180 billion and our total addressable market, or TAM, globally, over the long term, to be over $570 billion.1

We had 19,385 Compass agents on our platform as of December 31, 2020. A subset of our agents are considered principal agents, either agents who are leaders of their respective agent teams or individual agents operating independently on our platform. We had 9,368 principal agents on the Compass platform as of December 31, 2020. We currently cover 46 markets across the United States, defined as metropolitan statistical areas, or MSAs, according to the U.S. Census Bureau.

In 2020, Compass agents assisted home sellers and buyers to transact approximately $152 billion in residential real estate – or 4% of the U.S. market – up more than fourfold from $34 billion in 2018. We calculate our market share by dividing our Gross Transaction Value, or the total dollar value of transactions closed by agents on our platform, by two times (to account for the sell-side and buy-side of each transaction) the aggregate dollar value of U.S. existing home sales as reported by NAR. We currently generate substantially all of our revenue from commissions paid for these transactions. We believe there remains significant opportunity for us to grow our transactions by continuing to add agents to our platform, and grow their respective market shares. Additionally, we are well-positioned to capture meaningful revenue from adjacent services as we continue to expand and diversify our offerings within the real estate ecosystem.

Our business has experienced rapid growth. In 2019 and 2020, our revenue was $2.4 billion and $3.7 billion, respectively, representing a year-over-year increase of 56%. Our net losses were $388.0 million and $270.2 million in 2019 and 2020, respectively.

[1]

Our SAM is based on the entire residential real estate market in the United States and not based solely on the markets that we currently serve. Our TAM is based on the entire global residential real estate market; however, none of our agents are currently located outside of the United States and our real property transactions are almost exclusively U.S.-based.

THE COMPLEXITY OF THE AGENT WORKFLOW

Real estate agents are CEOs of their businesses, positioned at the center of a highly-specialized, multi-party workflow which involves complexity generally unseen by the buyer or seller. Agents serve as the liaison between the client, the counterparty and many other stakeholders related to the transaction. In addition to serving the clients directly, agents recommend, as appropriate, adjacent service providers from pre-sale to post-close.

Prospecting / Client Management
Client Relationship Management
Digital and Print Ad Buys
Lead Follow-up / Cold Calls
Email, Social Media, Print Marketing
Agent
(CEO)
Team Management
Pipeline Development
Team Training / Management
P&L Management
Operations
Advising Sellers
Listing Presentation
Prepare Pitchbook
Prepare Agent Credentials
Develop Marketing Thesis
Conduct Comps Analysis
Prepare Listing
Financial Analysis
Set Price
Analyze Comps
Yes
Decide on Improvement?
No
Home Improvement
Set Up Renovations
Refer Contractors
Refer Designers
Conduct Staging
Property Marketing
Prepare Marketing Materials
Postcards
Print Ads
Email Newsletters
Digital Ads
Broker Newsletter
Social Media
Launch Listing
Market Home
Scheduling
Open Houses
Showing
Offer
Receive Offers
Open Escrow
Order Title
Select Lawyer
Schedule Approval
Coordinate with Inspections
Negotiate Offers
Negotiate Best & Final
Negotiate
Offer Accepted
Advising Buyers
Property Search
Assess and Agree on Buyer Criteria
Share Active Listings
Call Agents to Identify Off-Market Listings
Provide Market Context
Client Communication
Home Search & Recommendation
Property Evaluation
Select & Tour Homes
Logistics
Scheduling
Home Touring
Analytics
Price Assessment
Comps Assessment
Client Management
Guidance on which home(s) to pursue
Offer
Prepare Offer(s)
Structure Offer
Refer Mortgage Broker
Refer Insurance Broker
Refer Inspector
Refer Lawyer
Submit Offer(s)
Negotiate
Post-Closing/Ongoing
Send Client Gift
Refer Movers
Support for Next Transaction
Close
Conduct Repairs
Execute Documentation
Close Escrow
Client Relationship Management
Close
Secure Financing
Deposit / Transfer Funds
Obtain Title / Escrow
Finalize Insurance
Post-Closing/Ongoing
Send Client Gift
Refer Movers
Refer Contractors
Refer Painters
Refer Home Renovators

AGENTS ARE AT THE CENTER OF ONE OF THE WORLD’S LARGEST MARKETS

According to NAR, there were 5.6 million existing homes sold in the U.S. in 2020 that generated approximately $1.9 trillion in transaction value. We estimate that an aggregate $95 billion in commissions were paid from these transactions, and NAR estimates that the median residential real estate transaction leads to roughly $85,000 of economic impact.

Despite various “agentless” models such as iBuying and for-sale-by-owner, nearly 90% of sellers and buyers in the U.S. work with real estate agents. The agent’s central role gives them a position of leverage in each transaction and in the market at large. They sit at the center of the workflow for the seller or buyer, provide recommendations for closing services (title and escrow services, mortgage, bridge loans and legal) and vendor referrals post-closing (home insurance, warranty, moving services, interior design and internet).

Agents spend significant time cultivating their sphere of influence, and a substantial portion of their business comes from repeat clients and referrals. According to NAR, in 2020, 73% of home sellers and 60% of home buyers chose to work with an agent they had used in the past or found their agent through a referral. The relationship between the agent and the client often starts with a transaction and endures many years into the future—a byproduct of this strength is clients referring their agents to friends, neighbors, and relatives. Accordingly, each new client can yield significant lifetime value for agents.

EXISTING TECHNOLOGIES DO NOT ADEQUATELY SERVE THE MARKET

Many Real Estate Agents Are Inhibited by Manual, Time-Consuming Processes

The hyper-local nature of the industry makes each transaction unique, requiring nuanced knowledge of the market, the property, and individuals’ needs. The typical agent spends a substantial portion of their time on administrative tasks that could be greatly enhanced by technology, such as managing client collaboration, coordinating tours, organizing appointments, creating marketing content, and effectively running multiple processes concurrently.

The Real Estate Industry Has Lagged in Technological Innovation, and What Innovation Has Occurred Has Not Addressed Agents’ Core Challenges

Despite the inefficiencies associated with real estate transactions, the industry has been slow to adopt technology, particularly as it relates to the agent. Some companies have developed point solutions for agents, but the lack of integration and narrow focus of that software has further complicated the agent experience. Often, these point solutions are provided by sub-scale, under-capitalized companies with limited ability to support and upgrade the product or make it available in a mobile context. Many companies have tried to build solutions to displace the agent, rather than empower them. The vast majority of spend in the industry has focused on the consumer (primarily the homebuyer), in the form of consumer-facing search portals. Consequently, the home seller and the real estate agent have largely been ignored.

THE OPPORTUNITY

We believe that real estate agents are an underserved group of business owners, and by providing them with a seamless, end-to-end platform, we can unlock enormous untapped economic potential.

As we continue to build everything agents need in a single, integrated platform, we believe more great agents will continue to come to Compass. As more great agents join us, our platform helps them provide great experiences to more buyer and seller clients. The ability to create great client experiences drives continued business for agents with repeat and referral clients. This ultimately generates more revenue for the agent, and in turn, for Compass, which enables us to invest more into enhancing the platform. These investments further empower agents to grow their businesses efficiently and effectively. Our platform and business innovations are focused on accelerating this flywheel.

OUR PLATFORM

We are simplifying today’s complex, paper-driven, antiquated workflow to empower real estate agents to deliver an exceptional experience to every buyer and seller. Our platform is a combination of integrated software as well as value-added services, all tailored to the real estate industry.

Our Integrated Platform Empowers Agents to Win More Clients and Serve Both Sellers and Buyers

Attracting and Retaining Clients

Our platform provides a strong foundation for agents to create and foster client relationships. Our powerful Customer Relationship Management, or CRM, platform enables agents to develop automated yet customizable “drip campaigns” to stay in touch with their contacts at key moments and over time. Through our Marketing Center, agents can market their own personal brands by creating marketing collateral—digital ads, videos, listing presentations, email newsletters, print advertising and signage—as well as execute marketing campaigns, with mere minutes of effort. Our agents designed over a million different pieces of marketing content through our platform in 2020. Powered by AI, our CRM provides recommendations to agents on whom to contact as potential sellers or prospective buyers. As a result, our agents are able to focus their energy on high value clients, which can lead to more transactions and more revenue. For example, our “Likely To Sell” recommendations led to a

61% higher win rate for our agents, compared to properties we did not identify as likely to sell, in the second half of 2020.

Advising Sellers

Our platform enables agents to sell more homes in less time for a better price. In 2020, our agents sold homes on behalf of Compass in 21% fewer days, on average, relative to agents at firms with comparable average home sale values in our MLS Cities. We define MLS Cities as large cities we serve and which have a multiple listing service, and currently consist of: San Francisco, Washington D.C., Boston, Los Angeles, Miami Beach, Dallas, Chicago, San Diego, Seattle, Atlanta, Austin, Denver, Houston, Philadelphia and Nashville. We consider firms with comparable average home sale values to be those with an average home sale value within 20% of ours. We believe we provide agents with the solutions and data they need to effectively list and market properties, and run the sale process more efficiently.

When it comes time to list and market a home, our agents can utilize services such as Compass Concierge which is designed to increase the sale value of the home and decrease the time on market. Sellers on our platform who use Compass Concierge are nearly twice as likely to sell their home in 60 days relative to the average MLS listing in the markets in which we operate. Our AI-powered comparative market analysis tool, or CMA, enables agents to optimize pricing strategies for clients, leveraging data on past sales and current listings to suggest representative comparable properties. Agents can also use our platform to conduct virtual tours and livestream open houses through our Open House App to ensure listings receive ample attention. In preparing for and closing the transaction, our agents can use our platform to recommend and offer adjacent services to clients such as title and escrow and referrals to service providers post-closing.

Advising Buyers

Our platform enables agents to locate desirable properties at attractive prices for buyers. Our agents provide clients with access to comprehensive inventory, including private listings, help them understand local market dynamics, tour properties, prepare and close offers, and better manage the overall home buying process.

With Compass Collections, a curated visual workspace, Compass agents and clients can easily find and organize homes of interest and then tag and discuss specific properties through an integrated chat feature. With near real-time search alerts and notifications, clients can monitor new listings and gain an edge in securing properties of interest. Using our CMA, agents can better understand the pricing dynamics of specific markets, neighborhoods and home features, ultimately providing informed advice regarding potential offers. We also provide our agents with access to services associated with closing a home purchase, such as title insurance and escrow services in selected markets.

THE COMPASS ADVANTAGE

Differentiated and Integrated Technology. Our end-to-end, mobile-first platform built for simplicity and scale, provides a truly differentiated real estate experience and creates a competitive moat.

Strategy Centered on the Agent. We have consistently focused on the agent, who has been underserved by industry innovation, because we recognize the critical role they occupy at the center of the real estate transaction.

Top-Tier Agent Talent. We believe the most talented agents want to work at Compass because we have specifically built our business to help even the most sophisticated agents achieve the best outcomes of their career.

Data-Driven Insights Advantage. Our principal agent teams and their transactions have driven over 31 million sessions on our platform since 2018, helping power our machine learning algorithms and creating a data advantage for Compass.

Strong Network Effects Due to Scale. Compass is the largest independent brokerage in the United States by Gross Transaction Value (according to RealTrends), which positions us to capture spend across the real estate ecosystem.

Premier Technology Leadership and a Culture of Innovation. Our founder-led team brings significant experience in building industry-leading software.

A Brand That Recruits. Our brand stands for top-tier agents harnessing superior technology to deliver superior outcomes for clients.

GROWTH STRATEGY

Attract High-Performing Agents in Existing Markets. Even though we have leading market share in key geographies, we continue to add high-performing agents in our current markets.

Expand to New Domestic Markets. We have a demonstrated track record of successfully expanding into new markets, driven, in part, by our Compass Anywhere virtual support model.

Build Software That Makes Agents More Productive. We continue to add new functionality and improve our existing solutions with the goal of providing a seamless, integrated workflow that grows agents’ businesses while helping to save them time, money and hassle.

Develop a Broader Set of Solutions to Capture More Spend. The Compass platform is well positioned for continued expansion of adjacent solutions across the transaction lifecycle.

Execute Opportunistic M&A. We will continue to evaluate potential acquisitions in the real estate technology ecosystem that can bolster the value of our fully integrated platform and accelerate initiatives in our product roadmap.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties including those described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•

Our success depends on general economic conditions, the health of the U.S. real estate industry, and risks generally incident to the ownership of residential real estate, and our business may be negatively impacted by economic and industry downturns, including seasonal and cyclical trends;

•

If we do not provide our agents with solutions that they value, we may fail to attract new agents, retain current agents or increase agents’ utilization of our platform, which may adversely affect our business, financial condition and results of operations;

•	We have experienced rapid growth since inception which may not be indicative of our future growth. We expect that, in the future, even if our revenue increases, our rate of growth may decline;

•	We have incurred net losses on an annual basis since we were founded, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability;

•	If we do not innovate and continuously improve and expand our platform to create value for Compass agents and clients, our business could be negatively impacted;

•	The outbreak of the COVID-19 coronavirus pandemic has had a material effect on our business, and could continue to do so;

•	We operate in highly competitive markets and we may be unable to compete successfully against competitors;

•	Monetary policies of the federal government and its agencies may have a material impact on our business, results of operations and financial condition;

•	Any decrease in our gross commission income or the percentage of commissions that we collect may harm our business, results of operations and financial condition;

•	Our efforts to expand our business and offer additional adjacent services may not be successful;

•	Our quarterly results and other operating metrics may fluctuate from quarter to quarter, which makes these difficult to predict;

•	The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business;

•	Actions by our agents or employees could adversely affect our reputation and subject us to liability;

•	If we pursue acquisitions that are not successfully completed or integrated into our existing operations, our business, financial condition or results of operations may be adversely affected;

•	We are periodically subject to claims, lawsuits, government investigations and other proceedings that may adversely affect our business, financial condition and results of operations;

•

Our agents are independent contractors, and if federal or state law mandates that they be classified as employees, our business, financial condition, and results of operations would be adversely impacted;

•	Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand; and

•

The multi-class structure of our common stock will have the effect of concentrating voting power with Robert Reffkin, our founder, Chairman and Chief Executive Officer, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions.

Channels for Disclosure of Information

Following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website (www.compass.com), press releases, public conference calls, public webcasts, and our Twitter feed (@Compass), our Facebook page, our LinkedIn page, our Instagram account, our YouTube channel, and Robert Reffkin’s Twitter feed (@RobReffkin) and Robert Reffkin’s Instagram account (@robreffkin).

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated under the laws of the state of Delaware in October 2012 under the name Urban Compass, Inc. We subsequently changed our name to Compass, Inc. in January 2021. Our principal executive offices are located at 90 Fifth Avenue, 3rd Floor, New York, New York 10011, and our telephone number is (212) 913-9058. Our website address is www.compass.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock. Unless the context otherwise requires, the terms “Compass,” “the Company,” “we,” “us,” and “our” in this prospectus refer to Compass, Inc. and its consolidated subsidiaries.

“Compass,” our logo, and our other registered or common law trademarks, service marks, or tradenames appearing in this prospectus are the property of Compass, Inc. This prospectus contains additional trade names, trademarks, and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, our trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and trade names.

THE OFFERING

Class A common stock offered	25,000,000 shares.

Option to purchase additional shares of Class A common stock offered	3,750,000 shares.

Class A common stock to be outstanding after this offering	365,008,950 shares (368,758,950 shares if the option to purchase additional shares is exercised in full).

Class B common stock to be outstanding after this offering	6,672,510 shares.

Class C common stock to be outstanding after this offering	15,244,490 shares.

Total Class A common stock, Class B common and Class C common stock to be outstanding after this offering	386,925,950 shares (or 390,675,950 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Use of Proceeds	We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $426.9 million, or approximately $492.8 million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders. We primarily intend to use the net proceeds that we receive from this offering for working capital and other general corporate purposes, which may include research and development, sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. We will have broad discretion over the uses of net proceeds in this offering. See the section titled “Use of Proceeds” for additional information.

Voting Rights	Shares of our Class A common stock are entitled to one vote per share. Shares of our Class B common stock have no voting rights,

except as otherwise required by law. Shares of our Class C common stock are entitled to 20 votes per share. In addition, after the completion of this offering, we anticipate that our board of directors may vote to effect the automatic conversion of all outstanding shares of Class B common stock into an equivalent number of shares of Class A common stock.

Holders of our Class A common stock and Class C common stock will generally vote together as a single class, unless otherwise required by law or our restated certificate of incorporation. Effective upon the date of this prospectus, Robert Reffkin, our founder, Chairman and Chief Executive Officer, will hold approximately 47% of the voting power of our outstanding capital stock in the aggregate, which voting power may increase over time as certain equity awards held by our founder outstanding at the time of the completion of this offering vest and settle, including upon the achievement of certain public equity valuation milestones. If all such equity awards held by our founder had been vested and settled and exchanged for shares of Class C common stock as of the date of the completion of this offering, our founder would hold approximately 70% of the voting power of our outstanding capital stock.

See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Directed Share Program	At our request, the underwriters have reserved up to seven percent of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to eligible licensed real estate agents affiliated with our company and certain individuals identified by us. The sales will be made by Morgan Stanley & Co. LLC, an underwriter in this offering, through a directed share program. We do not know if these parties will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. Shares sold through the directed share program will not be subject to lockup restrictions. See the section titled “Underwriting” for additional information.

Risk Factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our Class A common stock.

Indications of interest from executive officers and affiliated stockholders

The Reffkin family has indicated an interest in purchasing up to $18.5 million in shares of our Class A common stock in this offering at the initial public offering price per share. In addition, certain holders of more than five percent of our capital stock, including entities affiliated with SVF Excalibur (Cayman) Limited and DG Urban-C L.P., among others, have indicated an interest in purchasing an aggregate of up to $140 million in shares of our Class A common stock in this offering at the initial public offering price per share. Because these indications of interest are not binding agreements or commitments to purchase, such individuals and entities may determine to purchase more, less, or no shares in this offering.

New York Stock Exchange symbol	“COMP”

The number of shares of our Class A common stock, Class B common stock and Class C common stock to be outstanding after this offering is based upon 340,008,950 shares of our Class A common stock outstanding, 6,672,510 shares of our Class B common stock outstanding, and 15,244,490 shares of our Class C common stock outstanding, in each case, as of December 31, 2020, and reflects:

•

(i) 221,127,100 shares of our Series A, Series B, Series C, Series E, Series F, and Series G convertible preferred stock that will automatically convert into 223,033,600 shares of our Class A common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation and (ii) 15,920,450 shares of our Class A common stock issued upon the conversion of our Series D convertible preferred stock into the same number of shares of Class A common stock in March 2021 pursuant to the terms of our amended and restated certificate of incorporation, which we refer to, collectively, as the Capital Stock Conversions;

•	101,054,900 shares of our Class A common stock outstanding, which number of shares excludes the shares being exchanged in the Class C Stock Exchange described below; and

•

15,244,490 shares of our Class C common stock, which reflects shares of our Class A common stock outstanding held by our founder as of December 31, 2020 that will be exchanged for an equivalent number of shares of our Class C common stock upon the effectiveness of the registration statement of which this prospectus forms a part, pursuant to the terms of an exchange agreement, or the Class C Stock Exchange.

The number of shares of our Class A common stock and Class B common stock outstanding as of December 31, 2020 excludes the following:

•

61,792,730 shares of our Class A common stock issuable upon the exercise of options outstanding as of December 31, 2020, with a weighted-average exercise price of $4.54 per share, pursuant to our 2012 Stock Incentive Plan, or the 2012 Plan;

•

1,034,420 shares of our Class B common stock issuable upon the exercise of options outstanding as of December 31, 2020, with a weighted-average exercise price of $5.16 per share, outside of the 2012 Plan;

•

32,556,160 shares of our Class A common stock issuable upon the vesting and settlement of restricted stock units, or RSUs, outstanding as of December 31, 2020, pursuant to our 2012 Plan, including (i) 5,809,610 shares issuable upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of December 31, 2020 and for which the liquidity-based vesting condition will be satisfied in connection with this offering, (ii) 25,072,580 shares issuable upon the vesting and settlement of RSUs for which the service-based vesting condition was not satisfied as of December 31, 2020 and for which the liquidity-based vesting condition will be satisfied in connection with this offering and (iii) 1,673,970 shares issuable upon the settlement of additional RSUs;

•

1,888,660 shares of our Class A common stock issuable upon the exercise of options granted after December 31, 2020, with a weighted-average exercise price of $11.04 per share, pursuant to our 2012 Plan;

•	18,089,442 shares of our Class A common stock issuable upon the vesting and settlement of RSUs granted after December 31, 2020, pursuant to our 2012 Plan;

•

stock options to purchase up to a maximum of 1,406,730 shares of our Class A common stock, and an additional $20.0 million in shares of our Class A common stock, in each case which may be issuable in connection with the achievement of certain milestones in connection with certain of our past acquisitions; and

•

67,762,250 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of: (1) 11,679,150 shares of our Class A common stock reserved for future issuance under our 2012 Plan, as of December 31, 2020, and an additional 19,000,000 shares of our Class A common stock reserved for future issuance under our 2012 Plan subsequent to December 31, 2020 (which reserve does not reflect the options to purchase shares of our Class A common stock and RSUs settleable for shares of our Class A common stock granted after December 31, 2020), (2) 29,666,480 shares of our Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan, or the 2021 Plan, which will become effective on the date immediately prior to the date of this prospectus and (3) 7,416,620 shares of our Class A common stock reserved for issuance under our 2021 Employee Stock Purchase Plan, or the 2021 ESPP, which will become effective on the date of this prospectus.

On the date immediately prior to the date of this prospectus, any remaining shares of Class A common stock available for issuance under our 2012 Plan will be added to the shares reserved for issuance under our 2021 Plan, and we will cease granting awards under the 2012 Plan. Our 2021 Plan and 2021 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefits and Stock Plans” for additional information.

Following the completion of this offering, and pursuant to an equity exchange right agreement to be entered into between us and our founder, our founder shall have the right (but not an obligation) to require us to exchange any shares of Class A common stock received upon the vesting and settlement of RSUs related to shares of Class A common stock for an equivalent number of shares of Class C common stock. We refer to this as the Equity Award Exchange. The Equity Award Exchange applies only to equity grants awarded to our founder prior to the effectiveness of the filing of our restated certificate of incorporation. As of the date of this prospectus, there were 25,835,430 shares of our Class A common stock subject to RSUs held by our founder that may be exchanged, upon vesting and settlement, for an equivalent number of shares of our Class C common stock following this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	the Capital Stock Conversions will occur prior to or upon the completion of this offering;

•

the amendment and restatement of our certificate of incorporation to effect a one-for-ten forward stock split effected in March 2021, with all share, option, RSU, and per share information for all periods presented in this prospectus adjusted to reflect such forward split on a retroactive basis;

•	no exercise of outstanding stock options or settlement of outstanding RSUs subsequent to December 31, 2020;

•	the Class C Stock Exchange will occur on the date of this prospectus;

•

the filing and effectiveness of our restated certificate of incorporation and the effectiveness of our restated bylaws, each of which will occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional 3,750,000 shares of our Class A common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We derived our summary consolidated statements of operations data for 2018, 2019 and 2020 and our summary consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. Our historical results are not necessarily indicative of the results to be expected in the future. You should read the following summary consolidated financial and other data in conjunction with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus.

	Year Ended December 31,
	2018	2019	2020
	(in millions, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$884.7	$2,386.0	$3,720.8
Operating expenses:
Commissions and other related expense(1)	695.4	1,935.6	3,056.9
Sales and marketing(1)	174.3	382.8	407.9
Operations and support(1)	95.5	204.8	225.1
Research and development(1)	56.7	131.3	146.3
General and administrative(1)	85.7	92.4	106.7
Depreciation and amortization	14.8	40.9	51.2

Total operating expenses	1,122.4	2,787.8	3,994.1

Loss from operations	(237.7)	(401.8)	(273.3)
Investment income, net	8.4	12.9	2.0
Interest expense	—	—	(0.6)

Loss before income taxes	(229.3)	(388.9)	(271.9)
Benefit from income taxes	5.5	0.9	1.7

Net loss	$(223.8)	$(388.0)	$(270.2)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(2.26)	$(3.64)	$(2.46)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	98,930,220	106,529,880	109,954,760

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)			$(0.76)

Pro forma weighted-average shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted(2)			354,718,417

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2018	2019	2020
	(in millions)
Commissions and other related expense	$1.0	$16.1	$5.7
Sales and marketing	9.1	11.1	16.0
Operations and support	4.7	2.4	3.5
Research and development	4.0	2.8	1.4
General and administrative	33.7	5.0	16.6

Total stock-based compensation expense	$52.5	$37.4	$43.2

(2)

See Notes 2 and 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to compute the historical and pro forma net loss per share attributable to common stockholders, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$440.1	$440.1	$867.9
Working capital	317.4	317.4	746.1
Total assets	1,365.1	1,365.1	1,791.1
Total liabilities	741.3	741.3	740.4
Convertible preferred stock	1,486.7	—	—
Total stockholders’ (deficit) equity	(862.9)	623.8	1,050.7

(1)

The pro forma column reflects (a) the Capital Stock Conversions and the Class C Stock Exchange, as if such conversions and exchange had occurred as of December 31, 2020, (b) the filing and effectiveness of our restated certificate of incorporation and (c) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of $109.1 million associated with RSUs for which the service-based vesting condition was satisfied as of December 31, 2020 and for which the liquidity event-related performance vesting condition will be satisfied in connection with this offering. Payroll tax withholding and remittance obligations have not been included in the pro forma adjustments.

(2)

The pro forma as adjusted column reflects (a) the items described in footnote (1) above, and (b) the sale by us of shares of our Class A common stock in this offering at an assumed initial public offering price of $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash, cash equivalents and short-term investments, working capital, total assets, and total stockholders’ (deficit) equity by $23.8 million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) cash, cash equivalents and short-term investments, working capital, total assets, and total stockholders’ (deficit) equity by approximately $17.6 million, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

Key Business Metrics and Non-GAAP Financial Measures

In addition to our financial results, we use the following business metrics to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions. To evaluate our operating performance, and for internal planning and forecasting purposes, we also use Adjusted EBITDA and Adjusted EBITDA Margin, which are non-GAAP financial measures. For additional information regarding these measures, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures.”

	Year Ended December 31,
	2018	2019	2020
Total Transactions	27,188	87,158	144,784
Gross Transaction Value (in billions)	$33.7	$97.5	$151.7
Average Principal Agents	2,694	6,787	8,686
Net Platform Retention Rate	105%	105%	118%
Net Loss	$(223.8)	$(388.0)	$(270.2)
Net Loss Margin	(25.3)%	(16.3)%	(7.3)%
Adjusted EBITDA(1) (in millions)	$(168.3)	$(324.6)	$(155.5)
Adjusted EBITDA Margin(1)	(19.0)%	(13.6)%	(4.2)%

(1)

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of net loss to Adjusted EBITDA, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Non-GAAP Financial Measures” and our consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. Our business, financial condition, or results of operations could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition and results of operations could be adversely affected. In that event, the market price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Operations

Our success depends on general economic conditions, the health of the U.S. real estate industry, and risks generally incident to the ownership of residential real estate, and our business may be negatively impacted by economic and industry downturns, including seasonal and cyclical trends.

Our success is impacted, directly and indirectly, by general economic conditions, the health of the U.S. real estate industry, and risks generally incident to the ownership of residential real estate, many of which are beyond our control. Our business could be harmed by a number of factors that could impact the conditions of the U.S. real estate industry, including:

•	a period of slow economic growth or recessionary conditions;

•	weak credit markets;

•	increasing mortgage rates and down payment requirements or constraints on the availability of mortgage financing;

•	a low level of consumer confidence in the economy or the residential real estate market due to macroeconomic events domestically or internationally;

•	high levels of unemployment resulting from the ongoing COVID-19 pandemic and the continued slow recovery of wages;

•	instability of financial institutions;

•

legislative or regulatory changes (including changes in regulatory interpretations or regulatory practices) that would adversely impact the residential real estate market as well as federal and/or state income tax changes and other tax reform affecting real estate and/or real estate transactions;

•	insufficient or excessive regional home inventory levels;

•	high levels of foreclosure activity, including but not limited to the release of homes already held for sale by financial institutions;

•	adverse changes in local, regional, or national economic conditions;

•

the inability or unwillingness of consumers to enter into sale transactions due to first-time homebuyer concerns about investing in a home and move-up buyers having limited or negative equity in their existing homes;

•	a decrease in the affordability of homes including the impact of rising mortgage rates, home price appreciation and wage stagnation or wage increases that do not keep pace with inflation;

•	decreasing home ownership rates, declining demand for real estate and changing social attitudes toward home ownership; and

•	natural disasters, such as hurricanes, earthquakes and other events (including pandemics and epidemics) that disrupt local or regional real estate markets.

As our revenue is driven by sales commissions and transaction fees, any slowdown or decrease in the total number of home sale transactions and related transactions executed by our agents for any of the above reasons could adversely affect our business, financial condition and results of operations. In addition, the residential real estate market historically has been seasonal, with greater demand from home buyers in the spring and summer, and typically weaker demand in late fall and winter, resulting in fluctuations in the quantity, speed and price of transactions on our platform. We expect our financial results and working capital requirements to reflect these seasonal variations over time, although our growth and market expansion have obscured the impact of seasonality in our historical financials to date.

If we do not provide our agents with solutions that they value, we may fail to attract new agents, retain current agents or increase agents’ utilization of our platform, which may adversely affect our business, financial condition and results of operations.

If we do not provide our agents with solutions that they value, we may fail to attract new agents, retain current agents or increase agents’ utilization of our platform. Our continued growth depends on our ability to attract highly-qualified agents in each of the markets we serve and, once they are on our platform, to retain them and to help them expand their businesses and utilize our solutions. In addition, to retain our agents and expand their businesses, we offer a wide range of solutions and adjacent services, which we continue to expand through investments and acquisitions. To enhance our agent recruiting efforts in the future, we may choose to offer increased incentives, which would increase our expenses but cannot be guaranteed to lead to growth. While we believe these investments help our agents succeed, there can be no guarantee that we will retain our agents across the markets we serve, nor that our investments will lead to increased transaction volume. As a result, the success of our business is substantially dependent upon the success and growth of our agents, and their ongoing usage of our platform.

We have experienced rapid growth since inception which may not be indicative of our future growth. We expect that, in the future, even if our revenue increases, our rate of growth may decline.

We have experienced rapid growth since our founding in 2012. We expect that, in the future, even if our revenue increases, our rate of growth may decline. In any event, we may not be able to grow as fast or at all if we do not, among other things:

•	attract high-performing agents in markets we currently serve;

•	expand to new domestic markets;

•	improve our software and develop additional functionality;

•	develop a broader set of solutions;

•	execute opportunistic mergers and acquisitions; and

•	expand internationally.

To preserve our market position, we may expand organically or acquire brokerages in new markets more quickly than we would if we did not operate in such a highly competitive industry. Expanding into new markets can be challenging as some new markets have very distinctive characteristics, some of which may be unanticipated or unknown to us. These differences may result in greater recruitment and transaction costs that may result in those markets being less profitable for us than those that we currently operate in, and may slow the rate of our revenue growth.

We have incurred net losses on an annual basis since we were founded, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability.

We incurred net losses of $388.0 million and $270.2 million for 2019 and 2020, respectively. We had an accumulated deficit of $825.1 million and $1.1 billion as of December 31, 2019 and 2020, respectively. We expect to continue to make future investments in developing and expanding our business, including investing in technology, recruitment and training, and pursuing strategic acquisitions. These investments may not result in increased revenue or growth in our business and may continue to result in net losses for our business. Additionally, we may incur significant losses in the future for a number of reasons, including:

•	declines in U.S. residential real estate transaction volumes;

•	our expansion into new markets, for which we typically incur more significant losses immediately following entry;

•	increased competition in the U.S. residential real estate industry;

•	increased costs to attract and retain agents;

•	increased research and development costs to continue to advance the capabilities of our platform;

•	changes in our fee structure or rates;

•	our failure to realize anticipated efficiencies through our technology and business model;

•	failure to execute our growth strategies;

•	increased sales and marketing costs;

•	hiring additional personnel to support our overall growth; and

•	unforeseen expenses, difficulties, complications and delays, and other unknown factors.

Accordingly, we may not be able to achieve profitability and we may continue to incur significant losses in the future. Moreover, as we continue to invest in our business, we expect expenses to continue to increase in the near term. If we fail to manage our expenses or grow our revenue sufficiently to keep pace with our investments, our business may be harmed. In addition, as a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company, which we anticipate will increase our general and administrative expenses on an absolute dollar basis.

Because we expect to incur significant costs and expenses to grow our business, and we may incur expenses prior to generating incremental revenue with respect thereto, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in an increase in revenue to offset these expenses, which would further increase our losses.

If we do not innovate and continuously improve and expand our platform to create value for Compass agents and clients, our business could be negatively impacted.

Our success depends on our ability to continuously innovate and improve our platform to provide value to our agents, including developing our customer relationship management, marketing center, listing, search, comparative market analysis, and other products for agents. As a result, we must continually invest significant resources in research and development to improve the attractiveness and comprehensiveness of our platform. Our investments in our platform allow us to provide an expanded suite of technology offerings, such as customer relationship management and differentiated search functionality, which we believe separate us from our competitors. In addition, we have expanded the adjacent services we make available to certain of our agents, such as title and escrow services, through organic growth and selective acquisitions. As a result, we believe our platform is differentiated on the basis of both its technology and the breadth of our offerings. However, if we fail to continue to innovate and expand our platform, our agents may become dissatisfied and use competitors’

offerings or leave our company, which could negatively impact our business, financial condition and results of operations.

The outbreak of the COVID-19 coronavirus pandemic has had a material effect on our business, and could continue to do so.

The extent of the impact of the COVID-19 coronavirus pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19 within the United States, the prevalence of local, regional and national restrictions and regulatory orders that impact our business, and the impact on capital and financial markets and on the U.S. and global economies, all of which are highly uncertain and cannot be predicted. Our success depends on a high volume of residential real estate transactions throughout the markets in which we operate. This transaction volume affects all of the ways that we generate revenue, including generation of commissions from transactions executed by our agents and the number of transactions our title and escrow business closes. In the second quarter of 2020, the COVID-19 pandemic significantly and adversely affected residential real estate transaction volume. Since that time, in addition to general macroeconomic instability, many governmental authorities put in place limitations on in-person activities related to the sale of residential real estate, such as prohibitions or restrictions on in-home showings, inspections and appraisals, and availability or hours of local real property documentation searches and new recordings. Although these measures were largely lifted later in 2020, and our results of operations showed no adverse impact in the third and fourth quarters of 2020, there can be no assurance that such measures will not be implemented in the future or that the pandemic will not again adversely affect transaction volume. In addition, many of our employees are still required to work remotely, which may adversely affect our efficiency and morale.

While our business has recovered since the beginning of the pandemic, as the ongoing COVID-19 pandemic continues to impact the overall U.S. economy, we believe that consumer spending on real estate transactions may be adversely affected by a number of macroeconomic factors related to the COVID-19 pandemic, including but not limited to:

•	increased unemployment rates and stagnant or declining wages;

•	decreased consumer confidence in the economy and recessionary conditions;

•	lower yields on individuals’ investment portfolios or volatility and declines in the stock market;

•	lower rental prices in certain markets reducing demand to purchase homes; and

•	more stringent mortgage financing conditions, including increased down payment requirements.

We operate in highly competitive markets and we may be unable to compete successfully against competitors.

We operate in a competitive and fragmented industry, and we expect competition to continue to increase. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

•	our ability to attract and retain agents;

•	the timing and market acceptance of our products and services for Compass agents and clients, including new products and services offered by us or our competitors;

•	the attractiveness of our adjacent services for agents as well as clients;

•	our ability to attract top engineering talent to further develop and improve our technology to support our business model; and

•	our brand strength relative to our competitors.

Our business model depends on our ability to continue to attract Compass agents and clients to our platform, and to enhance their engagement in a cost-effective manner. We face competition on a national level and in each of our markets from traditional real estate brokerage firms, some of which operate nationally and others that are limited to a specific region or regions. We also face competition from technology companies, including a growing number of Internet-based brokerages and others who operate with a variety of business models.

New entrants, particularly smaller companies offering point solutions, continue to join our market categories. However, our existing and potential competitors include technology companies and real estate brokerages that operate, or could develop, national and/or local businesses offering similar services, including real estate brokerage, title insurance and escrow services, to home buyers or sellers. Several of these technology companies which may enter our market categories could have significant competitive advantages, including better name recognition, greater resources, lower cost of funds and additional access to capital, and more types of offerings than we currently do. These companies may also have higher risk tolerances or different risk assessments than we do. In addition, these competitors could devote greater financial, technical and other resources than we have available to develop, grow or improve their businesses.

Monetary policies of the federal government and its agencies may have a material impact on our business, results of operations and financial condition.

Our business is significantly affected by the monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve Board. These policies regulate the supply of money and credit in the United States and impact the real estate market through their effect on interest rates.

Increases in mortgage rates adversely impact housing affordability and we have in the past been and could in the future be negatively impacted by a rising interest rate environment. For example, a rise in mortgage rates could result in decreased sale transaction volume if potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home or, similarly, if potential home buyers choose to rent rather than pay higher mortgage rates. Changes in the Federal Reserve Board’s policies, the interest rate environment, and the mortgage market are beyond our control, are difficult to predict, and could have an adverse impact on our business, results of operations and financial condition.

Any decrease in our gross commission income or the percentage of commissions that we collect may harm our business, results of operations and financial condition.

Our business model depends upon our agents’ success in generating gross commission income, which we collect and from which we pay to them net commissions. Real estate commission rates vary somewhat by market, and although historical rates have been relatively consistent over time across markets, there can be no assurance that prevailing market practice will not change in a given market, or across the industry, in the future. Customary commission rates could change due to market forces locally or industry-wide, as well as due to regulatory or legal changes in such markets, including as a result of litigation or enforcement actions. In addition, a result of a nation-wide settlement by the National Association of Realtors, new Multiple Listing Service, or MLS, rules will require disclosure to consumers of buyers’ agents commission rates for each MLS listing, which could cause commission rates to decrease over time. If any such decrease in commission rates were to occur, our business, financial condition, and results of operations may be adversely impacted.

In addition, there can be no assurance that we will be able to maintain the percentage of commission income that we collect from our agents for their use of our platform. If industry conditions change such that other platforms offer similar technologies to ours at a lower price or for free, we may be forced to reduce the percentage of commissions that we collect from our agents, and our business, financial condition, and results of operations may be adversely impacted.

Our efforts to expand our business and offer additional adjacent services may not be successful.

As we have grown rapidly, we have expanded to offer additional technologies, products and services on our platform to agents. For example, in 2018 we began offering escrow services, and in 2020 we began offering title services and launched Compass Lens, our machine-learning home valuation product. We have invested significant resources in these and other new product and services offerings we expect to launch in the future. However, there can be no guarantee that we can continue to launch new products and services in a timely manner, or at all. Even if we do launch new products and services, if they are not utilized by our agents at the rate we expect, or at all, our business, financial condition, and results of operations may be adversely affected.

Our quarterly results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our results of operations have fluctuated in the past and are likely to fluctuate significantly from quarter-to-quarter and year-to-year in the future for a variety of reasons, many of which are outside of our control and difficult to predict. As a result, you should not rely upon our historical results of operations as indicators of future performance. Numerous factors can influence our results of operations, including:

•	our ability to attract and retain agents;

•	our ability to develop new solutions and offer new services on our platform;

•	changes in interest rates or mortgage underwriting standards;

•	the actions of our competitors;

•	costs and expenses related to the strategic acquisitions and partnerships;

•	increases in and timing of operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	changes in the legislative or regulatory environment, including with respect to real estate commission rates and disclosures;

•	system failures or outages, or actual or perceived breaches of security or privacy, and the costs associated with preventing, responding to, or remediating any such outages or breaches;

•	adverse judgments, settlements, or other litigation-related costs and the fees associated with investigating and defending claims;

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the overall tax rate for our business and the impact of any changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

•	the application of new or changing financial accounting standards or practices; and

•	changes in regional or national business or macroeconomic conditions, including as a result of the COVID-19 pandemic, which may impact the other factors described above.

In addition, our results of operations are tied to certain key business metrics and non-GAAP financial measures that have fluctuated in the past and are likely to fluctuate in the future. As a result of such variability, our historical performance, including from recent quarters or years, may not be a meaningful indicator of future performance and period-to-period comparisons also may not be meaningful.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Our success depends upon the continued service of our senior management team, including, in particular, Robert Reffkin, our founder, Chairman and Chief Executive Officer. Our success also depends on our ability to manage effective transitions when management team members pursue other opportunities. In addition, our business depends on our ability to continue to attract, motivate and retain a large number of skilled employees across our company, including employees with public company experience. Furthermore, much of our key technology and processes are custom-made for our business by our personnel. The loss of key engineering, product development, operations, marketing, sales and support, finance and legal personnel could also adversely affect our ability to build on the efforts they have undertaken and to execute our business plan, and we may not be able to find adequate replacements. In addition, we currently do not have “key person” insurance on any of our employees.

We face intense competition for qualified individuals from numerous software and other technology companies. To attract and retain key personnel, we incur significant costs, including salaries and benefits and equity incentives. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively.

Actions by our agents or employees could adversely affect our reputation and subject us to liability.

Our success depends on the performance of our agents and employees. Although our agents are independent contractors, if they were to provide lower quality services to clients in a given market or overall, our image and reputation could be adversely affected. In addition, if our agents make fraudulent claims about properties they show, if their transactions lead to allegations of errors or omissions, or if they engage in self-dealing or do not disclose conflicts of interest to clients, we could also be subject to litigation and regulatory claims which, if adversely determined, could adversely affect our business, financial condition and results of operations. For example, if an agent were to recommend that a client use an escrow service in which the agent had an ownership interest but failed to disclose that interest to the client and to us, we could see our reputation tarnished and be held liable for the agent’s failure to disclose that interest under the Real Estate Settlement Proceeding Act. Similarly, we are subject to risks of loss or reputational harm in the event that any of our employees violate applicable laws, as such laws may harm our agents’ businesses or impact clients.

If we pursue acquisitions that are not successfully completed or integrated into our existing operations, our business, financial condition or results of operations may be adversely affected.

We continue to evaluate a wide array of potential strategic opportunities, including acquisitions and “acqui-hires” of businesses in new geographies. We sometimes engage in small acquisitions of businesses or agents to provide us with greater access to a given market. At times, we may look to larger acquisitions to provide us with additional technology or adjacent services to further enhance our platform and accelerate our ability to offer new products. For example, in 2020, we acquired Modus Technologies, Inc., a title and escrow company, that provided us with a platform to offer title services to our agents. Such strategic transactions that we enter into could be material to our financial condition and results of operations, and there can be no guarantee that they will result in the intended benefits to our business, and we may not successfully evaluate or utilize the acquired agents, businesses, products, or technology, or accurately forecast the financial impact of a strategic transaction. In addition, integrating an acquired company, business or technology is risky and may result in unforeseen operating difficulties and expenditures, particularly in new markets.

Our failure to address risks or other problems encountered in connection with our past or future strategic transactions could cause us to fail to realize the anticipated benefits of such strategic transactions, incur unanticipated liabilities, and harm our business, financial condition and results of operations. Strategic transactions may require us to issue additional equity securities, spend a substantial portion of our available cash, or incur debt or liabilities, amortize expenses related to intangible assets, or incur write-offs of goodwill, which could adversely affect our business, financial condition and results of operations and dilute the economic and voting rights of our then-current stockholders.

A change in mortgage underwriting standards could reduce the ability of homebuyers to access the credit markets on reasonable terms, or at all.

During the past several years, many lenders have significantly tightened their underwriting standards and many alternative mortgage products have become less available in the marketplace. In addition, certain lenders added new criteria or approvals necessary to underwrite mortgages in response to the COVID-19 pandemic. Underwriting standards could be changed or tightened as a result of changes in regulations, including regulations enacted to increase guarantee fees of federally-insured mortgages. More stringent mortgage underwriting standards could adversely affect the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes in order to purchase new homes, which would adversely affect our business, financial condition and results of operations.

We may not be able to maintain or establish relationships with multiple listing services and third-party listing services, which could limit the information we are able to provide to Compass agents and clients.

Our ability to attract agents to our platform and to appeal to clients depends upon providing a robust number of listings. To provide these listings, we maintain relationships with multiple listing services and other third-party listing providers and aggregators, as well as our agents themselves to include listing data in our services. Certain of our agreements with real estate listing providers are short-term agreements that may be terminated with limited notice. The loss of some of our existing relationships with listing providers, whether due to termination of agreements or otherwise, changes to our rights to use listing data, or an inability to continue to add new listing providers, may cause our listing data to omit information important to Compass agents or clients. In addition, in March 2021 we filed a complaint against the Real Estate Board of New York, or REBNY, alleging certain anticompetitive practices. REBNY is the trade association which runs New York City’s listing service. Although we do not view these alleged anticompetitive practices as having been in the past, or likely to be in the future, material to our business as a whole, we believe the reversal of such practices would be beneficial to our business in the New York market. However, litigation is inherently uncertain and can be costly, time-consuming and distracting to management. Any loss or changes to our rights to use listing data or add listings, or any similar loss of rights in the markets we serve, could negatively impact agent and client confidence in the listing data we provide and reduce our ability to attract and retain agents, which could harm our business, financial condition, and results of operations.

Cybersecurity incidents could disrupt business operations and result in the loss of critical and confidential information or litigation or claims arising from such incidents, any of which may adversely impact our reputation and business, financial condition and results of operations.

We face growing risks and costs related to cybersecurity threats to our operations, our data and agent and client data, including but not limited to:

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the failure or significant disruption of our operations from various causes, including human error, computer malware, ransomware, insecure software and systems, zero-day vulnerabilities, threats to or disruption of third-party vendors who provide critical services, or other events related to our critical information technologies and systems;

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the increasing level and sophistication of cybersecurity attacks, including distributed denial of service attacks, data theft, fraud or malicious acts on the part of trusted insiders, social engineering (including phishing attempts), or other unlawful tactics aimed at compromising the systems and data of Compass agents and clients (including through systems not directly controlled by us, such as those maintained by our agents and third-party service providers); and

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the reputational and financial risks associated with a loss of data or material data breach (including unauthorized access to our proprietary business information or personal information of Compass agents and clients), the transmission of computer malware, or the diversion of sale transaction closing funds.

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to information technology systems via viruses, ransomware and other malicious software, to phishing, or to advanced and targeted attempts to breach systems launched by individuals, organizations or sponsored nation state actors. These attacks may be directed at our business, our employees, agents, and clients and third-party service providers. An attack, threat or breach of one system can impact one or more other systems.

In the ordinary course of our business, we and our third-party service providers, our employees, agents and clients may collect, store and transmit sensitive data, including our proprietary business information and intellectual property and that of Compass agents and clients as well as personal information, sensitive financial information and other confidential information of our employees, agents and clients. Our agents’ use of our platform to access and store data presents us with uncertainties and risks, as they may accidentally or deliberately cause private information to be transmitted through unsecure channels which may lead to breaches or other leaks of such information.

Additionally, we increasingly rely on third-party data processing, storage providers, and critical infrastructure services, including cloud solution providers. The secure processing, maintenance and transmission of this information are critical to our operations and with respect to information collected and stored by our third-party service providers, we are reliant upon their security procedures, controls and adherence to our agreements. A breach or attack affecting one of our third-party service providers or partners could adversely impact our business even if we do not control the service that is attacked.

Moreover, the real estate industry is actively targeted by cybersecurity threat actors which attempt to conduct electronic fraudulent activity (such as phishing), security breaches and similar attacks directed at participants in real estate services transactions. In common with others in our industry, we manage and hold confidential personal information, including potentially sensitive personal information belonging to employees, agents or the clients or other individuals with whom they transact, in the operation of our online platform services. Accordingly, we have been and continue to be subject to a range of cyber-attacks, such as email-based phishing attacks on our agents. Historically, these attacks have not been material either individually or in the aggregate. We have enhanced our security measures in order to mitigate the risk of similar attacks in the future. However, there can be no assurance that our enhanced security measures, which are also partially dependent upon the security practices of our agents, will timely detect or prevent other cyber-attacks in the future. Cyber-attacks could give rise to the loss of significant amounts of agents’ data and other sensitive information. In addition, cyber-attacks could give rise to the disablement of our information technology systems used to service our agents. Such threats to our business may be wholly or partially beyond our control as our employees, agents and clients and other third-party service providers may use e-mail, computers, smartphones and other devices and systems that are outside of our security control environment. In addition, real estate transactions involve the transmission of funds by the buyers and sellers of real estate and consumers or other service providers selected by the consumer that may be the subject of direct cyber-attacks that result in the fraudulent diversion of funds, notwithstanding efforts we have taken to educate consumers with respect to these risks.

In addition, the increasing prevalence and sophistication of cyber-attacks as well as the evolution of cyber-attacks and other efforts to breach or disrupt our systems or those of our employees, agents, clients, and third-party service providers, has led and will likely continue to lead to increased costs to us with respect to identifying, protecting, detecting, responding, recovering, mitigating, insuring against and remediating these risks, as well as any related attempted or actual fraud.

Moreover, we are required to comply with growing regulations at the local, state and federal level in the United States, and in other countries where we have operations, that regulate cybersecurity, privacy and related matters, some of which impose steep fines and penalties for noncompliance. Any further expansion domestically or internationally will necessarily subject us to additional, and possibly more stringent, regulations and penalty structures.

While we, our employees, our agents, and clients have experienced and expect to continue to experience these types of threats and incidents, none of them to date has been material to our business. Although we employ measures to identify, protect, detect, address and mitigate these threats (including access controls, data encryption, penetration testing, vulnerability assessments, and maintenance of backup and protective systems), and conduct diligence on the security measures employed by key third-party service providers, cybersecurity incidents, depending on their nature and scope, could potentially result in harm to confidentiality, integrity, and availability of critical systems, data and confidential or proprietary information (our own or that of third parties, including personal information and financial information) and the disruption of business operations.

The potential consequences of a material cybersecurity incident include regulatory violations of applicable U.S. and international privacy and other laws, reputational damage, loss of market value, litigation with third parties (which could result in our exposure to material civil or criminal liability), diminution in the value of the products and services we provide to our agents and clients, and increased cybersecurity protection and remediation costs (that may include liability for stolen assets or information), any of which in turn could have a material adverse effect on our competitiveness and business, financial condition and results of operations. We cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

We could be subject to losses if banks do not honor our escrow and trust deposits.

We act as escrow agents for certain Compass clients. As an escrow agent, we receive money from clients to hold until certain conditions are satisfied. Upon the satisfaction of those conditions (in most cases as confirmed by such clients, lenders, their respective agents or other third parties), we release the money to the appropriate party. We deposit this money with various depository banks and while these deposits are not assets of our business (and therefore excluded from our consolidated balance sheet), we remain contingently liable for the disposition of these deposits. These escrow and trust deposits totaled $24.7 million and $46.1 million as of December 31, 2019 and 2020, respectively. A significant amount of these deposits held by depository banks may be in excess of the federal deposit insurance limit. If any of our depository banks were to become unable to honor any portion of our deposits, clients could seek to hold us responsible for such amounts and, if the clients prevailed in their claims, we could be subject to significant losses.

A significant adoption by consumers of alternatives to full-service agents could have an adverse effect on our business, financial condition and results of operations.

A significant change in consumer sales that eliminates or minimizes the role of the agent in the real estate transaction process could have an adverse effect on our business, financial condition and results of operations. These options may include direct-buyer companies (also called iBuyers) that purchase directly from the seller at below-market rates in exchange for speed and convenience and then resell them shortly thereafter at market prices, and discounters who reduce the role of the agent in order to offer sellers a low commission or a flat fee while giving rebates to buyers. Consumer preferences regarding buying or selling houses and financing their home purchase will determine if these models reduce or replace the long-standing preference for full-service agents.

We plan to expand into international markets, which will expose us to significant risks.

A component of our future growth strategy involves the further expansion of our operations and establishment of an agent base internationally. We are continuing to adapt and develop strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. For example, we may need to establish relationships with new partners or acquire businesses in order to expand into certain countries, and if we fail to identify, establish, and maintain such relationships or successfully identify and acquire businesses, we may be unable to execute on our expansion plans. Although we maintain engineering and related operations in India, none of our agents are located outside of the United States and we currently do not engage in any non-U.S. real property transactions, except for de-minimis transactions through partnerships with local non-U.S. brokerages. We expect that our international activities will grow in the future as we pursue opportunities in international markets, which may require significant dedication of management attention and will require significant upfront investment.

Our current and future international business and operations involve a variety of risks, including the need to adapt and localize our platform for specific countries; unexpected changes in trade relations, regulations, or laws; new, evolving, and more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe and Canada; difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems; increased travel, real estate, infrastructure, and legal compliance costs associated with international operations; and regulations, adverse tax burdens, and foreign exchange controls that could make it difficult to repatriate earnings and cash.

If we invest substantial time and resources to establish international operations and are unable to do so successfully or in a timely manner, our business, financial condition, and results of operations may be adversely impacted.

Our management team will be required to evaluate the effectiveness of our internal control over financial reporting. If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial reports.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will be required to deliver an attestation report on the effectiveness of our disclosure controls and internal control over financial reporting. An adverse report may be issued in the event our independent registered public accounting firm is not satisfied with the level at which our controls are documented, designed or operating.

When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is ineffective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, we could fail to meet our reporting obligations or be required to restate our financial statements for prior periods.

In addition, our internal control over financial reporting will not prevent or detect all errors and fraud. Because of the inherent limitations in all control systems, no evaluation can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If there are material weaknesses or failures in our ability to meet any of the requirements related to the maintenance and reporting of our internal control, investors may lose confidence in the accuracy and completeness of our financial reports and that could cause the price of our Class A common stock to decline. In addition, we could become subject to investigations by the applicable stock exchange, the SEC or other regulatory authorities, which could require additional management attention and which could adversely affect our business.

We have identified material weaknesses in our internal controls over financial reporting and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

Recently, in connection with the preparation of our consolidated financial statements as of December 31, 2018, 2019 and 2020 and for the years then ended, we identified material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. We did not design or maintain an effective control environment as we lacked sufficient oversight of activities related to our internal control over financial reporting due to a lack of an appropriate level of experience and training commensurate with public company requirements. This material weakness resulted in our identification of the following additional material weaknesses:

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We did not maintain formal accounting policies and procedures, and did not design, document and maintain controls related to substantially all of our business processes to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over account reconciliations, segregation of duties and the preparation and review of journal entries; and

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We did not design and maintain effective controls over information technology, or IT, general controls or information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately that are relevant to the preparation of our financial statements, (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate personnel, (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored, and (iv) testing and approval of controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT deficiencies, when aggregated, could impact effective segregation of duties as well as the effectiveness of IT-dependent controls that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, our management has determined these deficiencies in the aggregate constitute a material weakness.

None of the control deficiencies described above resulted in a material misstatement to the our annual consolidated financial statements. However, each of the material weaknesses described above could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute material weaknesses.

To address our material weaknesses, we have added personnel and engaged an external advisor to assist with evaluating and documenting the design and operating effectiveness of our internal controls over financial reporting and assisting with the remediation of deficiencies, including implementing new controls and processes. We intend to continue to take steps to remediate the material weaknesses described above through hiring additional personnel with public company experience, and further evolving our accounting and business processes related to internal controls over financial reporting. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time.

Furthermore, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal controls over financial reporting or that they will prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal controls over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our annual or interim financial statements.

Neither our management nor our independent registered public accounting firm has performed an evaluation of our internal controls over financial reporting in accordance with the SEC rules because no such evaluation has been required. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting until the filing of our second Annual Report on Form 10-K following this offering. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal controls over financial reporting is documented, designed, or operating. Any failure to implement and maintain effective internal controls over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal controls over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal controls over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

Covenants in our debt agreements may restrict our borrowing capacity or operating activities and adversely affect our financial condition.

Our Revolving Credit and Security Agreement with Barclays Bank PLC, or the Concierge Facility, and our Revolving Credit and Guaranty Agreement with Barclays Bank PLC, or the Revolving Credit Facility, contain, and any future agreement relating to additional indebtedness which we may enter into may contain, various financial covenants. The Concierge Facility, which is secured by, and can be used to borrow against, eligible receivables and cash related to a part of our Compass Concierge program, and our Revolving Credit Facility, which is secured by substantially all the assets of us and our subsidiary guarantors, contains customary representations, warranties, affirmative covenants, such as financial statement reporting requirements, negative covenants, and financial covenants applicable to us and our restricted subsidiaries. The negative covenants include restrictions that, among other things, restrict our and our subsidiaries’ ability to incur liens and indebtedness, make certain investments, declare dividends, dispose of, transfer or sell assets, make stock repurchases and consummate certain other matters, all subject to certain exceptions. In certain cases, we may be required to repay all of the relevant debt immediately; the occurrence of such an event may have an adverse impact on our financial condition and results of operations.

Our ability to use our net operating losses, or NOLs, and other tax attributes may be limited.

As of December 31, 2020, we had approximately $882.5 million of federal and $870.7 million of state NOLs available to offset future taxable income. Certain of our federal NOLs and our state NOLs will begin to expire in 2032. The realization of these net operating losses depends on our future taxable income and there is a risk that these carryforwards could expire unused, which could materially affect our operating results. In addition, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change,” generally defined as a greater than 50% change by value in its equity ownership over a three-year period is subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes such as research tax credits to offset future taxable income. We have not performed an analysis to determine whether our past issuances of stock and other changes in our stock ownership may have resulted in one or more ownership changes. If it is determined that we have in the past experienced an ownership change, or if we undergo one or more ownership changes as a result of this offering or future transactions in our stock, then our ability to utilize NOLs and other pre-change tax attributes could be limited by Sections 382 and 383 of the Code. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 or 383 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we were to achieve profitability.

We rely on assumptions, estimates, and business data to calculate our key performance indicators and other business metrics, and real or perceived inaccuracies in these metrics may harm our reputation and negatively affect our business.

Certain of our performance metrics are calculated using third party applications or internal company data that have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring such information. In addition, our measure of certain metrics may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology and as a result our results may not be comparable to our competitors.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that our market opportunity estimates will reflect actual revenue that we will generate from our platform in the future. Any expansion in our markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and the products and services of our competitors. Even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

Changes in accounting standards, subjective assumptions and estimates used by management related to complex accounting matters could have an adverse effect on our business, financial condition and results of operations.

Generally accepted accounting principles in the United States of America, or GAAP, and related accounting pronouncements, implementation guidance and interpretations with regard to a wide range of matters, such as revenue recognition, lease accounting, stock-based compensation, asset impairments, valuation reserves, income taxes and the fair value and associated useful lives of acquired long-lived assets, intangible assets and goodwill, are highly complex and involve many subjective assumptions, estimates and judgments made by management. Changes in these rules or their interpretations or changes in underlying assumptions, estimates or judgments made by management could significantly change our reported results and adversely impact our business, financial condition and results of operations.

Our platform is highly complex and our software may contain undetected errors.

Our platform is highly complex and the software and code underlying our platform is interconnected and may contain undetected errors, bugs, or vulnerabilities, some of which may only be discovered after the code or software has been released. We release or update software code regularly and this practice may result in the more frequent introduction of errors, bugs, or vulnerabilities into the software underlying our platform, which can impact the agent and client experience on our platform. Additionally, due to the interoperative nature of the software and the systems underlying our platform, modifications to certain parts of our code, including changes to our mobile app, website, systems or third party application programming interfaces on which our platform rely, could have an unintended impact on other sections of our software or system, which may result in errors, bugs, or vulnerabilities to our platform. Any errors, bugs, or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of our agents or clients, loss of revenue or liability for damages, any of which could adversely affect our growth prospects and our business, financial condition and results of operations.

Furthermore, our development and testing processes may not detect errors, bugs, or vulnerabilities in our technology offerings prior to their implementation as they may not be identified or detected at the time of implementation. Any inefficiencies, errors, bugs, system misconfiguration, technical problems or vulnerabilities arising in our technology offerings after their release could reduce the quality of our products, system performance, or interfere with our agents’ access to and use of our technology and offerings.

Our management team has limited experience in operating a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

Our company culture has contributed to our success, and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture, which promotes innovation and entrepreneurship, has been critical to our success. We are guided by our principles including dreaming big, moving fast, learning from reality and being solutions-driven. However, as we grow, we may face challenges that may affect our ability to sustain our culture, including:

•	failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values and mission;

•	the increasing size and geographic diversity of our workforce;

•	shelter-in-place orders in certain jurisdictions where we operate that have required many of our employees to work remotely;

•	the inability to achieve adherence to our internal policies and core values;

•	the continued challenges of a rapidly-evolving industry;

•	the increasing need to develop expertise in new areas of business that affect us;

•	negative perception of our treatment of employees or our response to employee sentiment related to political or social causes or actions of management; and

•	the integration of new personnel and businesses from acquisitions.

In addition, we have at times undertaken workforce reductions to better align our operations with our strategic priorities, to manage our cost structure or in connection with acquisitions. For example, in response to the early effects of the COVID-19 pandemic on the industry, including our business, we took certain cost-cutting measures, including remote work, reductions-in-force and certain salary reductions. Although the salary reductions have been reversed and we have made our employees whole through additional equity awards, there can be no assurance that these actions will not adversely affect employee morale, our culture and our ability to attract and retain employees. If we are not able to maintain our culture, our business, financial condition and results of operations could be adversely affected.

Our ability to recruit agents depends on the strength of our reputation, and adverse media coverage could harm our business.

We believe that we have developed a strong reputation for helping agents succeed on the basis of our rapid growth in recent years, the technological sophistication of our platform, and our ability to offer a wide range of high-quality services. General awareness and the perceived quality and differentiation of our platform are important aspects of our efforts to attract and retain agents. In addition, our actions and growth are frequently reported on in national and regional trade publications and other media, and media coverage of our business can be critical, and may not be fair or accurate. Our reputation may be harmed due to adverse media coverage related to our actions, the actions of our agents, or other unforeseeable events, which may cause our ability to attract and retain agents may suffer. If we are unable to maintain or enhance agent awareness of our business, or if our reputation is damaged in a given market or nationally, our business, financial condition and results of operations could be harmed.

Some of our potential losses may not be covered by insurance. We may not be able to obtain or maintain adequate insurance coverage.

We maintain insurance to cover costs and losses from certain risk exposures in the ordinary course of our operations, but our insurance does not cover all of the costs and losses from all events. We are responsible for certain retentions and deductibles that vary by policy, and we may suffer losses that exceed our insurance coverage limits by a material amount. We may also incur costs or suffer losses arising from events against which we have no insurance coverage. In addition, large-scale market trends or the occurrence of adverse events in our business may raise our cost of procuring insurance or limit the amount or type of insurance we are able to secure. We may not be able to maintain our current coverage, or obtain new coverage in the future, on commercially reasonable terms or at all. Incurring uninsured or underinsured costs or losses could harm our business.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and violation of these privacy obligations could result in a claim for damages, regulatory action, loss of business, or unfavorable publicity.

We receive, store and process personal information and other employee, agent and agents’ client information. There are numerous federal and state laws, as well as regulations and industry guidelines, regarding privacy and the storing, use, processing, and disclosure and protection of personal information, which are continually evolving, subject to differing interpretations, and may be inconsistent between state and federal governments and across countries or conflict with other rules. Additionally, laws, regulations, and standards covering marketing and advertising activities conducted by telephone, email, mobile devices, and the internet, may be applicable to our business, such as the Telephone Consumer Protection Act, or the TCPA (as implemented by the Telemarketing Sales Rule), the CAN-SPAM Act, and similar state consumer protection laws. We seek to comply with industry standards and are subject to the terms of our own privacy policies and privacy-related obligations to third parties. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data security protection to the extent possible. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or regulations, making enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Any failure or perceived failure by us to comply with our privacy policies, privacy-related obligations to agents, clients or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized access to or unintended release of personally identifiable information or other agent or client data, may result in governmental enforcement actions, litigation, or public statements against us by consumer advocacy groups or others. Any of these events could cause us to incur significant costs in investigating and defending such claims and, if found liable, pay significant damages. Further, these proceedings and any subsequent adverse outcomes may cause our agents and clients to lose trust in us, which could have a materially adverse effect on our reputation and business.

Any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of personal information, or regarding the manner in which the express or implied consent of agents and clients for the use and disclosure of personal information is obtained, could require us to modify our products and features, possibly in a material manner and subject to increased compliance costs, which may limit our ability to develop new products and features that make use of the personal information that clients voluntarily share. For example, California recently enacted legislation, the California Consumer Privacy Act, or CCPA, that became operative on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations which came into force on August 14, 2020. The CCPA gives California residents expanded rights related to their personal information, including the right to access and delete their personal information, and receive detailed information about how their personal information is used and shared and increases the privacy and security obligations of businesses handling personal data. The CCPA is enforceable by the California Attorney General and there is also a private right of action relating to certain data security incidents. The CCPA provides for civil penalties for violations, which could result in statutory penalties of up to $2,500 per violation, or up to $7,500 per violation if the violation is intentional. We cannot yet fully predict the impact of the CCPA or subsequent guidance on our business or operations, but it may require us to further modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Decreased availability and increased costs of information could adversely affect our ability to meet our agents’ requirements and could have an adverse effect on our business, results of operations, and financial condition.

Additionally, a recent California ballot initiative, the California Privacy Rights Act, or CPRA, imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data starting in January 2023. As voted into law by California residents in November 2020, the CPRA could have an adverse effect on our business, results of operations, and financial condition. The effects of the CCPA and CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation. Any of the foregoing could materially adversely affect our business, results of operations and financial condition.

Our agents operate as independent contractors and are responsible for their own data privacy compliance. However, we provide training and our platform provides tools and security controls to assist our agents with their data privacy compliance to the extent they store relevant data on our platform. However, if an agent on our platform were to be subject to a claim for breach of data privacy laws, we could be found liable for their claims due to our relationship, which can require us to take more costly data security and compliance measures or to develop more complex systems.

Our fraud detection processes and information security systems may not successfully detect all fraudulent activity by third parties aimed at our employees or agents, which could adversely affect our reputation and business results.

Third-party cybersecurity threat actors have attempted in the past, and may attempt in the future, to conduct fraudulent activity by engaging with Compass agents or clients, including in our title insurance and escrow business. We make a large number of wire transfers in connection with loan and real estate closings and process sensitive personal data in connection with these transactions. Although we have sophisticated fraud detection processes and have taken other measures to continuously improve controls to identify fraudulent activity on our mobile app, website and internal systems, we may not be able to detect and prevent all such activity. Persistent or pervasive fraudulent activity may cause agents or clients to lose trust in us and decrease or terminate their usage of our platform, which could materially harm our operations, business, results, and financial condition.

We utilize a number of third-party service providers to deliver web and mobile content and any disruption or delays in service from these third-party providers could adversely impact the delivery of our platform.

We primarily rely on Amazon Web Services in the U.S. to host our cloud computing and storage needs. We do not own, control, or operate our cloud computing physical infrastructure or their data center providers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, system vulnerabilities, earthquakes and similar events at the sites of such providers. The occurrence of any of the foregoing events could result in damage to systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur.

A failure of these systems at one or multiple sites could result in reduced capabilities or a total failure of our systems, which could cause our mobile app or website to be inaccessible, impairing our agents ability to use our platform. Problems faced by our third-party cloud service providers with their telecommunications network providers with which they contract or with the systems by which they allocate capacity among their customers, including us, could adversely affect the experience of our agents. Our third-party cloud service providers could decide to close their facilities without adequate notice resulting in loss of service and negative effects in our systems. Any financial difficulties, such as bankruptcy reorganization, faced by our third-party web-hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party web-hosting providers are unable to keep up with our growing needs for capacity, Compass’ agents, clients and business could be harmed. In addition, if distribution channels for our mobile app experience disruptions, such disruptions could adversely affect the ability of agents and potential clients to access or update our mobile app, which could harm our business.

We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, which may result from interruptions in our service as a result of system failures. Any errors, defects, disruptions or other performance problems with our services could harm our business, results of operations, and financial condition.

Third parties with whom we do business may be unable to honor their obligations to us or their actions may put us at risk.

We rely on third parties for various aspects of our business, including technology collaborations, advertising partners and development services agreements. Although we require these parties to sign our data security addendum, their actions may put our business, reputation and brand at risk. In many cases, third parties may be given access to sensitive and proprietary information or personal data in order to provide services and support to our teams or agents, and they may misappropriate and engage in unauthorized use of our information, technology or agents’ or clients’ data. In addition, the failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, disruptions in the mobile application industry, financial markets, economic downturns, poor business decisions, or reputational harm may adversely affect our partners and may increase their propensity to engage in fraud or otherwise illegal activity which could harm our business reputation, and they may not be able to continue honoring their obligations to us, or we may cease our arrangements with them. Alternative arrangements and services may not be available to us on commercially reasonable terms or at all and we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more business relationships, or experience a degradation of services, our business could be harmed and our financial results could be adversely affected.

Investors’ expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, employees and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased to meet growing investor demand for measurement of corporate responsibility performance. The criteria by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies.

Furthermore, if our competitors’ corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected.

Catastrophic events may disrupt our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, real estate commerce, and the global economy, and thus could harm our business. For example, the COVID-19 pandemic and the reactions of governments, markets, and the general public to the COVID-19 pandemic, has resulted in and may continue to have a number of consequences for our business and results of operations, the ultimate magnitude of which is difficult to predict. Additionally, properties located in the markets in which we operate, including New York, Northern California, Southern California and South Florida, are more susceptible to certain natural hazards (such as fires, hurricanes, earthquakes, floods, or hail) than properties in other parts of the country.

In the event of a major fire, hurricane, earthquake, windstorm, tornado, flood or catastrophic event such as pandemic, flood, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure reputational harm, delays in developing our platform and solutions, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition. Closures of local recording offices or other governmental offices in charge of real property records, including tax or lien-related records, would adversely affect our ability to conduct operations in the affected geographies. Any of these delays will likely result in extended hold times, increased costs, and value impairment. Also, the insurance we maintain would likely not be adequate to cover our losses resulting from disasters or other business interruptions.

As we grow our business, the need for business continuity planning and disaster recovery plans will increase in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business and reputation would be harmed.

Risks Related to Our Legal and Regulatory Environment

We are periodically subject to claims, lawsuits, government investigations and other proceedings that may adversely affect our business, financial condition and results of operations.

We may be subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving labor and employment, anti-discrimination, commercial disputes, competition, professional liability and consumer complaints, intellectual property disputes, compliance with regulatory requirements, antitrust and anti-competition claims (including claims related to the National Association of Realtors or MLS rules regarding buyer broker commissions), securities laws and other matters, and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new offerings, including proceedings related to our acquisitions, securities issuances or business practices.

The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us or investigations involving us, whether meritorious or not, could be time-consuming, result in significant defense and compliance costs, be harmful to our reputation, require significant management attention and divert significant resources. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition and results of operations. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors, officers and employees.

As an example of a current litigation matter, we are party to a lawsuit involving plaintiff Avi Dorfman, who seeks compensation for certain services and other contributions allegedly provided in our formation; if Mr. Dorfman prevails, we may be forced to issue equity securities to him, which could cause dilution to our current investors and to purchasers in this offering. See the section titled “Business—Legal Proceedings” for additional information.

In addition, since 2016 we have included mandatory arbitration provisions in our agreements with each of our agents, and since 2018 we have added mandatory arbitration provisions in our agreements with our employees. The provisions are intended to cover all disputes between us and our employees and agents, if permitted by law. These provisions are intended to streamline the litigation process for all parties involved, as arbitration can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration may become more costly for us or the volume of arbitration may increase and become burdensome, and the use of arbitration provisions may subject us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. In addition, these mandatory arbitration provisions are intended to cover claims related to our agent equity program, if permitted by law, though it is currently unclear whether these such provisions are enforceable with respect to claims arising under the U.S. federal securities laws. In order to minimize these risks to our reputation and brand, we may limit our use of arbitration provisions or be required to do so in a legal or regulatory proceeding, either of which could increase our litigation costs and exposure.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of our arbitration provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If our arbitration agreements were found to be unenforceable, in whole or in part, or specific claims are required to be exempted from arbitration, we could experience an increase in our costs to litigate disputes and the time involved in resolving such disputes, and we could face increased exposure to potentially costly lawsuits, each of which could adversely affect our business, financial condition and results of operations.

Our agents are independent contractors, and if federal or state law mandates that they be classified as employees, our business, financial condition, and results of operations would be adversely impacted.

We recruit agents as independent contractors and are subject to federal regulations and applicable state laws and guidelines regarding independent contractor classifications. These regulations, laws and guidelines are subject to judicial and agency interpretation. Moreover, such regulations, laws, guidelines and interpretations continue to evolve. California changed its classification laws effective January 1, 2020 (with a specific carveout for real estate agents) and the United States Congress and certain states have introduced proposed changes to existing classification law; additionally, the Biden administration may make additional changes to applicable laws. If our business is found to have misclassified employees as independent contractors, we could face penalties and have additional exposure under laws regarding employee classification, federal and state tax, workers’ compensation, unemployment benefits, compensation, overtime, minimum wage, and meal and rest periods. Further, if legal standards for classification of our agents as independent contractors change or appear to be changing, it may be necessary to modify the compensation structure for our agents, including by paying additional compensation or reimbursing expenses. We face claims from time to time alleging misclassification of status and it could be determined that the independent contractor classification is inapplicable to any of our agents. We could also incur substantial costs, penalties and damages due to any such future challenges by current or former professionals to our classification or compensation practices, including with respect to their status as exempt or non-exempt employees. Any of these outcomes could result in substantial costs to us, could significantly impair our financial condition and our ability to conduct our business as currently contemplated, and could damage our reputation and impair our ability to attract agents.

We are subject to a variety of federal and state laws, many of which are unsettled and still developing, and certain of our businesses are highly regulated. Any failure to comply with such regulations or any changes in such regulations could adversely affect our business.

Our real estate brokerage business, our title and escrow business and the businesses of our agents must comply with RESPA and a variety of similar state regulations. RESPA and comparable state statutes prohibit providing or receiving payments, or other things of value, for the referral of business to escrow service providers in connection with the closing of real estate transactions involving federally-backed mortgages. Such laws may to some extent impose limitations on arrangements involving our real estate brokerage, escrow services, and title agency. RESPA and related regulations do, however, contain a number of provisions that allow for payments or fee splits between providers if certain requirements are met, including fee splits between title underwriters and agents, brokers and agents, and market-based fees for the provision of goods or services and marketing arrangements. In addition, RESPA allows for referrals to affiliated entities, when specific requirements have been met. We rely on these provisions in conducting our business activities and believe our arrangements comply with RESPA. However, RESPA compliance may become a greater challenge under certain administrations for most industry participants offering escrow services, including brokerages, because of expansive interpretations of RESPA or similar state statutes by certain courts and regulators. Permissible activities under state statutes similar to RESPA may be interpreted more narrowly and enforcement proceedings of those statutes by state regulatory authorities may also be aggressively pursued. RESPA also has been invoked by plaintiffs in private litigation for various purposes and some state authorities have also asserted enforcement rights. In addition, title and escrow services are highly regulated. Our title agency services business also is subject to regulation by insurance and other regulatory authorities in each state in which we provide title insurance. In response to complaints made by competitive title companies in early 2020 before we acquired Modus on October 9, 2020, the State of Washington Office of Insurance Commissioner ordered our Modus Title subsidiary’s insurance producer license revoked as of April 1, 2021. We have appealed the order, staying the revocation pending that appeal. We do not expect any material impact to our business based on the outcome of that appeals process and potential remediation options available to us. Additionally, state regulations may impede or impose burdensome conditions on our ability to take actions that we may want to take to enhance our results of operations.

We are also, to a lesser extent, subject to various other rules and regulations such as “controlled business” statutes, which impose limitations on affiliations between providers of title and escrow services on the one hand, and real estate brokers, mortgage lenders and other real estate service providers on the other hand, or similar laws or regulations that would limit or restrict transactions among affiliates in a manner that would limit or restrict collaboration among our businesses.

For certain licenses, we are required to designate individual licensed brokers of record, qualified individuals and control persons. Certain licensed entities also are subject to routine examination and monitoring by state licensing authorities. We cannot assure you that we, or our licensed personnel, are and will remain at all times, in full compliance with state and federal real estate, title insurance and escrow, and consumer protection laws and regulations, and we may be subject to litigation, government investigations and enforcement actions, fines or other penalties in the event of any non-compliance. As a result of findings from examinations, we also may be required to take a number of corrective actions, including modifying business practices and making refunds of fees or money earned. In addition, adverse findings in one state may be relied on by another state to conduct investigations and impose remedies. If we apply for new licenses, we will become subject to additional licensing requirements, which we may not be in compliance with at all times. If in the future a state agency were to determine that we are required to obtain additional licenses in that state in order to operate our business, or if we lose or do not renew an existing license or are otherwise found to be in violation of a law or regulation, we may be subject to fines or legal penalties, lawsuits, enforcement actions, void contracts or our business operations in that state may be suspended or prohibited. Our business reputation with consumers and third parties also could be damaged. Compliance with, and monitoring of, these laws and regulations is complicated and costly and may inhibit our ability to innovate or grow.

Our failure to comply with any of the foregoing laws and regulations may subject us to fines, penalties, injunctions and/or potential criminal violations. Any changes to these laws or regulations or any new laws or regulations may make it more difficult for us to operate our business and may have a material adverse effect on our operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, U.S. domestic bribery laws, and other anti-corruption and anti-money laundering laws in the countries in which we conduct business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. If we engage in international sales and business with partners and third-party intermediaries to market our products, we may be required to obtain additional permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. If we engage in international sales and business with the public sector, we can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, agents, representatives, contractors, and partners, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, there is a risk that our employees and agents will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. If we further expand internationally, our risks under these laws may increase. Any such noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, and adversely affect our business, financial condition, and results of operations.

We may be subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

If we expand our brokerage business to international markets, our platform may become subject to U.S. export controls, including the U.S. Export Administration Regulations. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control that prohibit the sale or supply of most products and services to embargoed jurisdictions or sanctioned parties. Violations of U.S. sanctions or export control regulations can result in significant fines or penalties and possible incarceration for responsible agents, employees and managers.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to operate our platform in those countries. Changes in our platform or future changes in export and import regulations may impede the introduction of our platform in international markets, prevent our agents with international clients from using our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether, and may adversely affect our business, financial condition, and results of operations.

Internet law is evolving, and unfavorable changes to, or failure by us to comply with, these laws and regulations could adversely affect our business, financial condition and results of operations.

We are subject to regulations and laws specifically governing the Internet. The scope and interpretation of the laws that are or may be applicable to our business are often uncertain, subject to change and may be conflicting. If we incur costs or liability as a result of unfavorable changes to these regulations or laws or our failure to comply therewith, the business, financial condition and results of operations of our business could be adversely affected. Any costs incurred to prevent or mitigate this potential liability could also harm our business, financial condition and results of operations.

Adverse decisions in litigation against companies unrelated to us could impact our business practices and those of our agents in a manner that adversely impacts our financial condition and results of operations.

Litigation, claims and regulatory proceedings against other participants in the residential real estate or technology industry may impact us when the rulings in those cases cover practices common to the broader industry. Examples may include claims associated with RESPA compliance, broker fiduciary duties, and sales agent classification. Similarly, we may be impacted by litigation and other claims against companies in other industries. To the extent plaintiffs are successful in these types of litigation matters, and we or our agents cannot distinguish our or their practices (or our industry’s practices), we and our agents could face significant liability and could be required to modify certain business practices or relationships, either of which could materially and adversely impact our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our trade secrets, trademarks, copyrights and other intellectual property rights are important assets, and litigation to defend intellectual property can be expensive and lengthy. Various factors outside of our control also pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available in every country in which our products and services are available. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Despite our efforts to protect our proprietary rights, there can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business or that unauthorized parties may attempt to copy aspects of our technology and use information that we consider proprietary.

In addition to registered intellectual property rights such as trademark registrations, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. In order to protect our proprietary information and technology, we rely in part on agreements with our employees, investors, independent contractors and other third parties that place restrictions on the use and disclosure of this intellectual property. These agreements may be breached, or this intellectual property, including trade secrets, may otherwise be disclosed or become known to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. To the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, financial condition, results of operations and competitive position.

We may pursue registration of trademarks and domain names in the United States and in certain jurisdictions outside of the United States. Effective protection of trademarks and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. We may be required to protect our rights in an increasing number of countries, a process that is expensive and may not be successful or which we may not pursue in every country in which our products and services are distributed or made available. Foreign countries have different laws and regulations regarding protection of intellectual property, and the protection available in other jurisdictions may not be as effective as that provided in the United States.

We may be unable to obtain trademark protection for our technologies and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, our trademarks may be contested, circumvented, or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them. To counter infringement or unauthorized use of our trademarks, we may deem it necessary to file infringement claims, which can be expensive and time consuming. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. An adverse outcome in such litigation or proceedings may expose us to a loss of our competitive position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, if at all.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Efforts to enforce or protect proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could harm our business and results of operations.

Our products and services may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from providing our products and services.

We cannot guarantee that our internally developed or acquired systems, technologies and content do not and will not infringe the intellectual property rights of others. In addition, we use content, software and other intellectual property rights from third parties and may be subject to claims of infringement or misappropriation if we have failed to obtain appropriate intellectual property licenses from such parties, or such parties do not possess the necessary intellectual property rights to the products or services they license to our business. We have in the past and may in the future be subject to claims that we have infringed the copyrights, trademarks, or other intellectual property rights of a third party. Any intellectual property-related infringement or misappropriation claims, whether or not meritorious, could result in costly litigation and divert management resources and attention.

Should we be found liable for infringement or misappropriation, we may be required to enter into licensing agreements, if available on acceptable terms or at all, pay substantial damages, limit or curtail our offerings and technologies or take other action, which could harm our business and results of operations. Moreover, we may need to redesign some of our systems and technologies to avoid future infringement liability. Any of the foregoing could prevent us from competing effectively and could expose our business to significant liabilities.

We rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and services. Failure to renew or expand existing licenses may require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.

We rely on products, technologies and intellectual property that we license from third parties for use in our services. We cannot assure that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products and technologies that include or incorporate the licensed intellectual property.

We cannot be certain that our licensors are not infringing the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the technology in all jurisdictions in which we may operate. Some of our license agreements may be terminated by our licensors for convenience. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to develop our services containing that technology could be severely limited and our business could be disrupted or otherwise harmed. Additionally, if we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive offerings and increase our costs. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our offerings, which could adversely affect our business, financial condition and results of operations.

Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.

We use open source software in our products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open source licenses to which our business is subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties alleging ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until it can re-engineer such source code in a manner that avoids infringement. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and results of operations.

Risks Related to this Offering, the Securities Markets and Ownership of Our Class A common stock

The multi-class structure of our common stock will have the effect of concentrating voting power with Robert Reffkin, our founder, Chairman and Chief Executive Officer, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions.

Our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share, our Class B common stock has no voting rights, except as otherwise required by law, and our Class C common stock has 20 votes per share. As of the date of this prospectus, Robert Reffkin, our founder, Chairman and Chief Executive Officer, will hold all of the issued and outstanding shares of Class C common stock. Accordingly, upon the closing of this offering, and without giving effect to any purchases by Mr. Reffkin pursuant to his indication of interest in participating in this offering, our founder will hold approximately 47% of the voting power of our outstanding capital stock in the aggregate, which voting power may increase over time as our founder vests in equity awards, including certain performance-based equity awards, outstanding at the time of completion of this offering, pursuant to his right to require us to exchange any shares of Class A common stock for shares of Class C common stock.

If all such equity awards held by our founder had been vested and settled as of the date of the completion of this offering, and without giving effect to any purchases by Mr. Reffkin pursuant to his indication of interest in participating in this offering, our founder would hold approximately 70% of the voting power of our outstanding capital stock. As a result, our founder will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Our founder may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company, and might ultimately affect the market price of our Class A common stock.

Future transfers by the holders of Class C common stock will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or other transfers by our founder. In addition, each share of Class C common stock will convert automatically into one share of Class A common stock upon the earlier of (i) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first date following the completion of this offering on which the number of shares of our Class C common stock held by our founder, his permitted entities and permitted transferees is less than 50% of the number of shares of Class C common stock held by our founder, permitted transferees and permitted entities as of the date of this prospectus; (ii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first date following the completion of this offering that both (A) our founder is no longer providing services to us as an officer, employee or consultant and (B) our founder is no longer a member of our board of directors as a result of a voluntary resignation by our founder or as a result of a written request or agreement by our founder not to be renominated as a member of our board of directors at a meeting of our stockholders; (iii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which our founder is terminated for cause (as defined in our restated certificate of incorporation); (iv) the date that is 12 months after the death or disability (as defined in our restated certificate of incorporation) of our founder; (v) two days prior to the date specified in writing upon which our shares of capital stock will be included on the S&P 500 index following written notice and confirmation from Standard & Poor’s of such specified date and; (vi) the date specified by the affirmative vote of the holders of our Class C common stock not representing less than two-thirds (2/3) of the voting power of the outstanding shares of our Class C common stock, voting separately as a single class; or (vii) seven years from the date of this prospectus. For information about our multi-class structure, see the section titled “Description of Capital Stock.”

In addition, because our Class A common stock has one vote per share and our Class B common stock carries no voting rights (except as otherwise required by law), if we issue Class C common stock in the future upon the vesting and settlement of equity awards held by our founder, the holders of Class C common stock may be able to elect all of our directors and to determine the outcome of most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued Class A common stock or Class B common stock rather than Class C common stock in such transactions. Finally, after the completion of this offering, we anticipate that our board of directors may vote to effect the automatic conversion of all outstanding shares of Class B common stock into an equivalent number of shares of Class A common stock. Any such action may further reduce the voting power held by purchasers in this offering, as such shares of previously non-voting stock receive voting rights. See the section titled “Description of Capital Stock—Anti-takeover Provisions” for additional information.

We cannot predict the effect our multi-class structure may have on the market price of our Class A common stock.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multi-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices and in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. However, pursuant to our restated certificate of incorporation, each share of our Class C common stock will convert into one share of our Class A common stock two days prior to the date specified in writing upon which our shares of capital stock will be included on the S&P 500 index following written notice and confirmation from Standard & Poor’s of such specified date and inclusion. Under such announced policies, the multi-class structure of our common stock would make us ineligible for inclusion in certain indices and may discourage such indices from selecting us for inclusion, notwithstanding this automatic termination provision. As a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. It is unclear what effect, if any, these policies will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

There has been no prior public trading market for our Class A common stock, and an active trading market for our Class A common stock might not develop.

Before this offering, there has been no public market for shares of our Class A common stock. We cannot assure you that an active trading market for our shares will develop or, that any market will be sustained. We cannot predict the prices at which our Class A common stock will trade. The initial public offering price of our Class A common stock will be determined by negotiations between us and the underwriters, and may not bear any relationship to the price at which our Class A common stock will trade after the completion of this offering or to any other established criteria of the value of our business.

In addition, the market price of our Class A common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares of our Class A common stock.

The trading price of the shares of our Class A common stock is likely to be volatile, and purchasers of our Class A common stock could incur substantial losses.

Technology and real estate stocks historically have experienced high levels of volatility. The trading price of our Class A common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our Class A common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to incur substantial losses, including all of your investment in our Class A common stock. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

•	significant volatility in the market price and trading volume of technology companies in general and of companies in the real estate technology industry in particular;

•	changes in mortgage interest rates;

•	variations in the housing market, including seasonal trends and fluctuations;

•	announcements of new solutions, commercial relationships, acquisitions, or other events by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in how agents perceive the benefits of our platform and future offerings;

•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	sales of large blocks of our common stock;

•	actual or anticipated changes or fluctuations in our results of operations or financial projections;

•	changes in actual or future expectations of investors or securities analysts;

•	litigation involving us, our industry, or both;

•	governmental or regulatory actions or audits;

•	regulatory developments applicable to our business, including those related to privacy in the United States or globally;

•	general economic conditions and trends;

•	major catastrophic events in our markets; and

•	departures of key employees.

In addition, if the market for technology or real estate stocks, or the stock market, in general, experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, financial condition or results of operations. The trading price of our Class A common stock might also decline in reaction to events that affect other companies in the real estate or technology industries even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares, change their opinion of our business prospects or publish inaccurate or unfavorable research about our business, our share price may decline. If one or more of these analysts who cover us ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We may need to raise additional capital to continue to grow our business and we may not be able to raise additional capital on terms acceptable to us, or at all.

Growing and operating our business, including through the development of new and enhanced products and adjacent services and expansion into new markets, may require significant cash outlays, liquidity reserves and capital expenditures. If cash on hand, cash generated from operations and cash equivalents and investment balances are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital and we may not be able to raise the necessary cash on terms acceptable to us, or at all. Financing arrangements we pursue or assume may require us to grant certain rights, take certain actions, or agree to certain restrictions, that could negatively impact our business. If additional capital is not available to us on terms acceptable to us or at all, we may need to modify our business plans, which would harm our ability to grow our operations.

If you purchase shares of our Class A common stock in this offering, your investment will experience immediate dilution.

We expect the initial public offering price of our Class A common stock to be substantially higher than the pro forma net tangible book value per share of our Class A common stock following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on the assumed initial public offering price of $18.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, you will experience immediate dilution of $16.21 per share, representing the difference between our pro forma as adjusted net tangible book value per share as of December 31, 2020, after giving effect to the issuance of 25,000,000 shares of our Class A common stock in this offering. To the extent current or future outstanding equity awards are settled in shares of our capital stock, you will incur further dilution. Furthermore, if outstanding options are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (including any shares that may be purchased by any of our affiliates in this offering). The remaining shares of our common stock are subject to the lock-up agreement or market stand-off agreements described below.

Our lock-up period has two potential release dates, the first following our first earnings release or periodic report (either our quarterly report on Form 10-Q or annual report on Form 10-K), subject to certain conditions described below, and the second following 180 days after the date of this prospectus.

The terms of the lock-up agreements will expire as to 10% of the outstanding shares and vested equity awards held by each current and former holder of any series of our preferred stock and as to 5% of the outstanding shares and vested equity awards held by all other holders of our capital stock subject to the lock-up agreement if certain conditions are met, and we refer to the date on which this early release occurs as the Early Lock-Up Expiration Date. If such conditions are met, these shares will become available for sale after the close of trading on the second full trading day following the date on which all of the below conditions are satisfied:

(1)	such date occurs after we have publicly furnished at least one earnings release on Form 8-K or filed at least one periodic report with the SEC; and

(2)

on such date, and for 5 out of any 10 consecutive trading days ending on such date, the last reported closing price of our Class A common stock is at least 25% greater than the initial public offering price set forth on the cover page of this prospectus.

All remaining shares of common stock subject to the lock-up agreement and not released on the Early Lock-Up Expiration Date will be released upon the date that is 180 days from the date of this prospectus. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

In addition, as of December 31, 2020, we had options and RSUs outstanding that, if fully exercised, would result in the issuance of 94,348,890 shares of Class A common stock and 1,034,420 shares of Class B common stock. We also granted options to purchase 1,888,660 shares of our Class A common stock and RSUs settleable for 18,089,442 shares of our Class A common stock subsequent to December 31, 2020. All of the shares of Class A common stock issuable upon the exercise or settlement of stock options, RSUs, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market standoff agreements and applicable vesting requirements.

Provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may limit attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a merger, acquisition or other change in control of our company that the stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, our restated certificate of incorporation and amended and restated bylaws include provisions that:

•	provide that our board of directors is classified into three classes of directors with staggered three-year terms;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only our chief executive officer, chairperson of our board of directors or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit cumulative voting;

•	provide that directors may only be removed “for cause” and only with the approval of the holders of at least two-thirds of the voting power of the then outstanding capital stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the Delaware General Corporation Law, or DGCL, may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.

Our restated certificate of incorporation and amended and restated bylaws contain exclusive forum provisions for certain claims, which may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our restated certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and the Federal Forum Provision will apply, to the fullest extent permitted by law, to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court, to the fullest extent permitted by law.

Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholders’ ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or employees, which may discourage lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find the choice of forum provision contained in our restated certificate of incorporation or restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and results of operations.

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

We intend to use the net proceeds that we receive in this offering for working capital and other general corporate purposes, which may include technology and product development, sales and marketing, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. Consequently, our management will have broad discretion over the specific use of these net proceeds and may do so in a way with which our investors disagree. The failure by our management to apply and invest these funds effectively may not yield a favorable return to our investors and may adversely affect our business, financial condition and results of operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition and results of operations could be adversely affected.

Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains.

We have never declared or paid any dividends on our common stock. We currently intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, the terms of our future debt agreements, if any, may prevent us from paying dividends. As a result, you may only receive a return on your investment in our Class A common stock if the market price of our Class A common stock increases.

We will incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. If we complete this offering and become a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and the New York Stock Exchange. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage our transition into a public company. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including our expectations regarding our revenue, rate of growth, operating expenses including changes in sales and marketing, research and development, and general and administrative expenses (including any components of the foregoing) and our ability to achieve and sustain future profitability;

•	any changes in macroeconomic conditions and in U.S. residential real estate market conditions, including changes in prevailing interest rates or monetary policies;

•	the effects of the ongoing COVID-19 coronavirus pandemic in the markets in which we operate;

•	our business plan and our ability to effectively manage our expenses or grow our revenue;

•	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

•	our ability to drive ongoing usage of our platform by agents;

•	our market opportunity;

•	our ability to expand into new domestic and international markets;

•	our ability to successfully develop and market our adjacent services;

•	our ability to attract and retain agents and expand their businesses;

•	beliefs and objectives for future operations;

•	the timing and market acceptance of our products and services for Compass agents and clients, including new products and services offered by us or our competitors;

•	the effects of seasonal and cyclical trends on our results of operations;

•	our expectations concerning relationships with third parties;

•	our ability to maintain, protect, and enhance our intellectual property;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and, if and as applicable, internationally; and

•	economic and industry trends, growth forecasts, or trend analysis.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, is based on information from various sources, as well as assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

This prospectus contains statistical data, estimates, and forecasts that are based on industry publications or reports generated by third-party providers, or other publicly available information, as well as other information based on our internal sources.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus include:

•	Allied Market Research, Residential Real Estate Market: Global Opportunity Analysis and Industry Forecast 2020-2027—October 2020;

•	Borrell Associates, 2019 Real Estate Advertising Outlook—January 2019;

•	IBISWorld, US Industry (NAICS) Report 48421: Moving Services Annual Revenue in the US—September 2020;

•	IBISWorld, US Industry (NAICS) Report 53131: Property Management in the US—October 2020;

•	IBISWorld, US Industry (Specialized) Report OD4766: Homeowners’ Insurance—March 2020;

•	IBISWorld, US Industry (Specialized) Report OD4785: Home Warranty—October 2020;

•	National Association of REALTORS, 2020 Profile of Home Buyers and Sellers—November 2020;

•	National Association of REALTORS, Existing Home Sales Overview—January 2021; and

•	Technavio, Global Real Estate Software Market 2020-2024—February 2020.

This prospectus includes references to our Net Promoter Score, or NPS. NPS is a proxy for measuring agents’ brand loyalty and satisfaction, ranging from -100 to +100 based on the question: “On a scale of 0 to 10, with 10 being extremely likely, how likely are you to recommend Compass to another agent?” Our NPS is based on agents who respond to the survey question, which is automatically generated via email on a bi-monthly cadence, and evenly distributed across our markets. Our NPS is calculated by using the standard methodology of subtracting the percentage of agents who respond that they are not likely to recommend Compass (6 or lower) from the percentage of agents that respond that they are extremely likely to recommend Compass (9 or 10). The NPS gives no weight to agents who decline to answer the survey question. This method is substantially consistent with how businesses across our industry and other industries typically calculate their NPS. We use NPS to evaluate how satisfied agents are with our platform and how effective our platform is at enabling our agents to best serve clients.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 25,000,000 shares of our Class A common stock in this offering at an assumed initial public offering price of $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $426.9 million, or $492.8 million if the underwriters’ option to purchase additional shares is exercised in full.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.50 per share would increase (decrease) the net proceeds that we receive from this offering by approximately $23.8 million, assuming the number of shares of our Class A common stock offered by us remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our Class A common stock offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $17.6 million, assuming that the assumed initial public offering price of $18.50 remains the same, and after deducting the estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders. We primarily intend to use the net proceeds that we receive from this offering for working capital and other general corporate purposes, which may include research and development, sales, and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time.

We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. In addition, our Concierge Facility and Revolving Credit Facility contain restrictions on our ability to pay cash dividends on our capital stock. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of December 31, 2020 on:

•	an actual basis;

•

a pro forma basis to give effect to (1) the Capital Stock Conversions and the Class C Stock Exchange, as if such conversions and exchange had occurred as of December 31, 2020, (2) the filing and effectiveness of our restated certificate of incorporation and (3) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of $109.1 million associated with RSUs for which the service-based vesting condition was satisfied as of December 31, 2020 and for which the liquidity event-related performance vesting condition will be satisfied in connection with this offering. Payroll tax withholding and remittance obligations have not been included in the pro forma adjustments, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus; and

•

a pro forma as adjusted basis to give effect to (1) the adjustments described above and (2) the sale and issuance of 25,000,000 shares of our Class A common stock offered in this offering at an assumed initial public offering price of $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The pro forma as adjusted information below is illustrative only, and our cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma as Adjusted(1)
		(unaudited)
	(in millions, except share and per share data)
Cash and cash equivalents	$440.1	$440.1	$867.9

Convertible preferred stock, $0.00001 par value per share: 246,430,170 shares authorized, 237,047,550 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	1,486.7	—	—
Stockholders’ equity:
Preferred stock, par value $0.00001 per share: no shares authorized, issued, and outstanding, actual; 25,000,000 shares authorized, no shares issued, and outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.00001 par value per share: 530,136,050 shares authorized, 118,549,390 shares issued, and 116,299,390 shares outstanding, actual; 12,500,000,000 shares authorized, 365,008,950 shares issued and outstanding, pro forma; 12,500,000,000 shares authorized, 364,008,950 shares issued and outstanding, pro forma as adjusted	—	—	—
Class B common stock, $0.00001 par value per share: 170,618,860 shares authorized, 6,672,510 shares issued and outstanding, actual; 1,250,000,000 shares authorized, 6,672,510 shares issued and outstanding, pro forma; 1,250,000,000 shares authorized, 6,672,510 shares issued and outstanding, pro forma as adjusted	—	—	—
Class C common stock, $0.00001 par value per share: no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, 15,244,490 issued and outstanding, pro forma; 100,000,000 shares authorized, and 15,244,490 shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	238.0	1,833.8	2,260.7
Accumulated other comprehensive income	—	—	—
Accumulated deficit	(1,100.9)	(1,210.0)	(1,210.0)

Total stockholders’ (deficit) equity	(862.9)	623.8	1,050.7

Total capitalization	$623.8	$623.8	$1,050.7

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $23.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $17.6 million, assuming that the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization would increase by approximately $492.8 million, after deducting the estimated underwriting discounts and commissions, and we would have 368,758,950 shares of our Class A common stock, 6,672,510 shares of our Class B common stock and 15,244,490 shares of our Class C common stock issued and outstanding, pro forma as adjusted.

The number of shares of our Class A common stock, Class B common stock and Class C common stock outstanding as of December 31, 2020 excludes the following:

•

61,792,730 shares of our Class A common stock issuable upon the exercise of options outstanding as of December 31, 2020, with a weighted-average exercise price of $4.54 per share, pursuant to our 2012 Plan;

•

1,034,420 shares of our Class B common stock issuable upon the exercise of options outstanding as of December 31, 2020, with a weighted-average exercise price of $5.16 per share, outside of the 2012 Plan;

•

32,556,160 shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of December 31, 2020, pursuant to our 2012 Plan, including (i) 5,809,610 shares issuable upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of December 31, 2020 and for which the liquidity-based vesting condition will be satisfied in connection with this offering, (ii) 25,072,580 shares issuable upon the vesting and settlement of RSUs for which the service-based vesting condition was not satisfied as of December 31, 2020 and for which the liquidity-based vesting condition will be satisfied in connection with this offering and (iii) 1,673,970 shares issuable upon the settlement of additional RSUs;

•

1,888,660 shares of our Class A common stock issuable upon the exercise of options granted after December 31, 2020, with a weighted-average exercise price of $11.04 per share, pursuant to our 2012 Plan;

•	18,089,442 shares of our Class A common stock issuable upon the vesting and settlement of RSUs granted after December 31, 2020, pursuant to our 2012 Plan;

•

stock options to purchase up to a maximum of 1,406,730 shares of our Class A common stock, and an additional $20.0 million in shares of our Class A common stock, in each case which may be issuable in connection with the achievement of certain milestones in connection with certain of our past acquisitions; and

•

67,762,250 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of: (1) 11,679,150 shares of our Class A common stock reserved for future issuance under our 2012 Plan, as of December 31, 2020 (which reserve does not reflect the options to purchase shares of our Class A common stock and RSUs settleable for shares of our Class A common stock granted after December 31, 2020), and an additional 19,000,000 shares of our Class A common stock reserved for future issuance under our 2012 Plan subsequent to December 31, 2020, (2) 29,666,480 shares of our Class A common stock reserved for future issuance under our 2021 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (3) 7,416,620 shares of our Class A common stock reserved for issuance under our 2021 ESPP, which will become effective on the date of this prospectus.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of Class A common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of Class A common stock immediately after this offering.

As of December 31, 2020, our pro forma net tangible book value was approximately $456.6 million, or $1.26 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2020, after giving effect to (1) the Capital Stock Conversions and the Class C Stock Exchange, as if such conversions and exchange had occurred on December 31, 2020, and (2) the filing and effectiveness of our restated certificate of incorporation.

After giving effect to our sale in this offering of 25,000,000 shares of our Class A common stock, at an assumed initial public offering price of $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been approximately $885.3 million, or $2.29 per share. This represents an immediate increase in pro forma net tangible book value of $1.03 per share to our existing stockholders and an immediate dilution of $16.21 per share to investors purchasing Class A common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$18.50
Pro forma net tangible book value per share as of December 31, 2020, before giving effect to this offering	$1.26
Increase in pro forma net tangible book value per share attributable to new investors in this offering	$1.03

Pro forma as adjusted net tangible book value per share		$2.29

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$16.21

A $1.00 increase (decrease) in the assumed initial public offering price of $18.50 per share, which is the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.06 per share and would increase (decrease) the dilution per share to new investors in this offering by $0.94 per share, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $0.04 per share and would increase (decrease) the dilution to new investors by $(0.04) per share, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $2.43 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $16.07 per share.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2020, after giving effect to the pro forma adjustments described above, the difference between existing stockholders and new investors purchasing shares of Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering at an assumed offering price of $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	361,925,950	93.5%	$1,833,800,000	79.9%	$5.07
New investors	25,000,000	6.5%	462,500,000	20.1%	$18.50

Total	386,925,950	100%	$2,296,300,000	100%	$5.93

A $1.00 increase (decrease) in the assumed initial public offering price of $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $23.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our Class A common stock. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 93% and our new investors would own 7% of the total number of shares of our common stock outstanding after this offering.

In addition, to the extent we issue any additional stock options or RSUs or any outstanding stock options are exercised or RSUs are settled, or we issue any other securities or convertible debt in the future, investors will experience further dilution.

The number of shares of our Class A common stock, Class B common stock and Class C common stock outstanding as of December 31, 2020 excludes the following:

•

61,792,730 shares of our Class A common stock issuable upon the exercise of options outstanding as of December 31, 2020, with a weighted-average exercise price of $4.54 per share, pursuant to our 2012 Plan;

•

1,034,420 shares of our Class B common stock issuable upon the exercise of options outstanding as of December 31, 2020, with a weighted-average exercise price of $5.16 per share, outside of the 2012 Plan;

•

32,556,160 shares of our Class A common stock issuable upon the vesting and settlement of restricted stock units, or RSUs, outstanding as of December 31, 2020, pursuant to our 2012 Plan, including (i) 5,809,610 shares issuable upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of December 31, 2020 and for which the liquidity-based vesting condition will be satisfied in connection with this offering, (ii) 25,072,580 shares issuable upon the vesting and settlement of RSUs for which the service-based vesting condition was not satisfied as of December 31, 2020 and for which the liquidity-based vesting condition will be satisfied in connection with this offering and (iii) 1,673,970 shares issuable upon the settlement of additional RSUs;

•

1,888,660 shares of our Class A common stock issuable upon the exercise of options granted after December 31, 2020, with a weighted-average exercise price of $11.04 per share, pursuant to our 2012 Plan;

•	18,089,442 shares of our Class A common stock issuable upon the vesting and settlement of RSUs granted after December 31, 2020, pursuant to our 2012 Plan;
•

stock options to purchase up to a maximum of 1,406,730 shares of our Class A common stock, and an additional $20.0 million in shares of our Class A common stock, in each case which may be issuable in connection with the achievement of certain milestones in connection with certain of our past acquisitions; and

•

67,762,250 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of: (1) 11,679,150 shares of our Class A common stock reserved for future issuance under our 2012 Plan, as of December 31, 2020, and an additional 19,000,000 shares of our Class A common stock reserved for future issuance under our 2012 Plan subsequent to December 31, 2020 (which reserve does not reflect the options to purchase shares of our Class A common stock and RSUs settleable for shares of our Class A common stock granted after December 31, 2020), (2) 29,666,480 shares of our Class A common stock reserved for future issuance under our 2021 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (3) 7,416,620 shares of our Class A common stock reserved for issuance under our 2021 ESPP, which will become effective on the date of this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present selected historical financial and other data for our business. We derived our selected consolidated statements of operations data for 2018, 2019 and 2020 and our selected consolidated balance sheet data as of December 31, 2019 and December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our selected consolidated balance sheet data as of December 31, 2018 from our audited consolidated financial statements not included in this prospectus. We derived our selected consolidated statements of operations data for 2016 and 2017 and consolidated balance sheet data as of December 31, 2016 and 2017 from our accounting records that have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read the following selected consolidated financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus.

	Year Ended December 31,
	2016(1)(2)	2017(1)(2)	2018(2)	2019	2020
	(in millions, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$186.8	$370.3	$884.7	$2,386.0	$3,720.8
Operating Expenses:
Commissions and other related expense(3)	144.9	290.8	695.4	1,935.6	3,056.9
Sales and marketing(3)	47.5	63.5	174.3	382.8	407.9
Operations and support(3)	20.3	26.9	95.5	204.8	225.1
Research and development(3)	12.4	19.5	56.7	131.3	146.3
General and administrative(3)	21.0	29.8	85.7	92.4	106.7
Depreciation and amortization	3.6	5.4	14.8	40.9	51.2

Total operating expenses	249.7	435.9	1,222.4	2,787.8	3,994.1

Loss from operations	(62.9)	(65.6)	(237.7)	(401.8)	(273.3)
Investment income, net	0.4	0.8	8.4	12.9	2.0
Interest expense	—	—	—	—	(0.6)

Loss before income taxes	(62.5)	(64.8)	(229.3)	(388.9)	(271.9)
Benefit from income taxes	—	—	5.5	0.9	1.7

Net loss	$(62.5)	$(64.8)	$(223.8)	$(388.0)	$(270.2)

Net loss per share attributable to common stockholders, basic and diluted(4)	$(0.74)	$(0.74)	$(2.26)	$(3.64)	$(2.46)

Weighted-average shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted(4)	84,279,360	87,103,410	98,930,220	106,529,880	109,954,760

Pro forma net loss per share attributable to common stockholders, basic and diluted(4)					$(0.76)

Pro forma weighted-average shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted(4)					354,718,417

(1)

We adopted ASC 606, Revenue from Contracts with Customers, effective January 1, 2018, using the modified retrospective transition method. Comparative information for 2016 and 2017, as presented above, continues to be reported under ASC 605, Revenue Recognition.

(2)

We adopted ASC 842, Leases, effective January 1, 2019, using the modified retrospective transition method. Comparative information for 2016, 2017, and 2018, as presented above, continues to be reported under ASC 840, Leases.

(3)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in millions)
Commissions and other related expense	$—	$—	$1.0	$16.1	$5.7
Sales and marketing	3.3	5.1	9.1	11.1	16.0
Operations and support	—	0.6	4.7	2.4	3.5
Research and development	0.5	1.2	4.0	2.8	1.4
General and administrative	3.7	8.8	33.7	5.0	16.6

Total stock-based compensation expense	$7.5	$15.7	$52.5	$37.4	$43.2

(4)

See Notes 2 and 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to compute the historical and pro forma net loss per share attributable to common stockholders, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31,
	2016(1)(2)	2017(1)(2)	2018(2)	2019	2020
	(in millions)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$79.7	$137.5	$683.6	$547.2	$440.1
Working capital(3)	74.1	131.0	669.5	568.3	317.4
Total assets	133.8	193.8	968.2	1,471.6	1,365.1
Total liabilities	29.1	41.6	124.9	627.5	741.3
Convertible preferred stock	233.9	328.7	1,182.4	1,525.7	1,486.7
Total stockholders’ deficit	(129.2)	(176.5)	(339.1)	(681.6)	(862.9)

(1)

We adopted ASC 606, Revenue from Contracts with Customers, effective January 1, 2018, using the modified retrospective transition method. Comparative information for 2016 and 2017, as presented above, continues to be reported under ASC 605, Revenue Recognition.

(2)

We adopted ASC 842, Leases, effective January 1, 2019, using the modified retrospective transition method. Comparative information for 2016, 2017, and 2018, as presented above, continues to be reported under ASC 840, Leases.

(3)	We define working capital as current assets less current liabilities.

Key Business Metrics and Non-GAAP Financial Measures

In addition to our financial results, we use the following business metrics to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions. To evaluate our operating performance, and for internal planning and forecasting purposes, we also use Adjusted EBITDA and Adjusted EBITDA Margin, which are non-GAAP financial measures. For additional information regarding these measures, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures.”

	Year Ended December 31,
	2018	2019	2020
Total Transactions	27,188	87,158	144,784
Gross Transaction Value (in billions)	$33.7	$97.5	$151.7
Average Principal Agents	2,694	6,787	8,686
Net Platform Retention Rate	105%	105%	118%
Net Loss	$(223.8)	$(388.0)	$(270.2)
Net Loss Margin	(25.3)%	(16.3)%	(7.3)%
Adjusted EBITDA(1) (in millions)	$(168.3)	$(324.6)	$(155.5)
Adjusted EBITDA Margin(1)	(19.0)%	(13.6)%	(4.2)%

(1)

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of net loss to Adjusted EBITDA, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2020 refer to the year ended December 31, 2020, references to 2019 refer to the year ended December 31, 2019, and references to 2018 refer to the year ended December 31, 2018.

OVERVIEW

Compass provides an end-to-end platform that empowers our residential real estate agents to deliver exceptional service to seller and buyer clients. Our platform includes an integrated suite of cloud-based software for customer relationship management, marketing, client service and other critical functionality, all custom-built for the real estate industry and enabling our core brokerage services. Fundamentally, we believe that agents are, and will continue to be, central to residential real estate transactions. We help agents grow their businesses, serve more clients, save time, and stand out as valued, trusted and professional advisors in real estate transactions.

Through 2020, Compass agents have represented either sellers or buyers of more than 275,000 homes worth more than $300 billion. With 4% of the U.S. market, Compass is the largest independent real estate brokerage by Gross Transaction Value. Our agent-first approach and differentiated platform have delivered strong results for Compass agents and clients in 2020.

•	our agents close an average of 19% more transactions measured from their first year compared to their second year at Compass;

•	our agents sold homes in 21% fewer days, on average, relative to agents at firms with comparable average home sale values in our MLS Cities;

•	on average, 88% of our agent teams used our proprietary technology platform at least once per week, of which approximately two-thirds used it daily;

•	our principal agent retention rate exceeded 90%; and

•	our agents are strong advocates, giving Compass a Net Promoter Score of 68.[1]

Residential real estate is one of the largest and most complex industries in the world. According to the National Association of Realtors, or NAR, in 2020, more than 5.6 million homes were sold in the U.S., representing approximately $1.9 trillion in transaction value. Housing is the single largest consumer expenditure in the U.S., and homes are often a substantial source of household wealth.

Selling and buying a home is one of the most significant financial events in an individual’s life and often one of the most complex, time consuming, and consequential. Given the unique nature of each property, location, buyer, seller, negotiation, title and financing, a real estate agent’s role as the driver of the majority of the workflow is indispensable. According to NAR’s 2020 Profile of Home Buyers and Sellers, 89% of home sellers and 88% of home buyers use a real estate agent or broker, levels that have remained consistent over the last 10 years with 2011 levels at 87% and 89%, respectively.

[1]	For further discussion on our Net Promoter Score, see “Industry and Market Data.”

We believe the best agents are dynamic business owners, responsible for every function from attracting and retaining clients to managing finance and operations. We believe these entrepreneurs are needlessly constrained by a plethora of disconnected technology solutions, manual processes and antiquated systems. The vast majority of technology products built for agents are narrow point solutions, requiring agents to spend significant time away from clients wrangling multiple, disjointed technology tools and manually transporting data among these tools. These inefficiencies not only frustrate agents, but also limit their ability to effectively serve clients.

We have built an integrated software platform that helps agents operate with the sophisticated capabilities of a modern technology company and the personal attention and service of a dedicated advisor. Using proprietary data, analytics, AI and machine learning, our platform delivers a broad set of industry-specific capabilities for Compass agents and clients.

We obsess over our agents’ success. We offer training and coaching, sales management, listing and transaction coordination, commission processing, and marketing design and consulting so that our agents can achieve their full potential.

We were founded in 2012 by Ori Allon and Robert Reffkin, first launching in New York City in 2013. We recognized an opportunity to use technology to elevate one of the largest industries in the world, residential real estate – the level of investment in technology in residential real estate still lags significantly behind the size of the industry and the influence on people’s daily lives.

We have expanded significantly since our founding, having successfully grown our footprint to 46 markets across the United States, as of February 2021. In 2020, our Gross Transaction Value was approximately $152 billion, which represented only 4% of residential real estate transacted in the United States. We calculate our market share by dividing our Gross Transaction Value, or the total dollar value of transactions closed by agents on our platform, by two times (to account for the sell-side and buy-side of each transaction) the aggregate dollar value of U.S. existing home sales as reported by NAR. Accordingly, we believe we are still in the early phases of broad market adoption.

Since our founding, we have made significant progress in extending our platform offerings, expanding our market footprint and growing our agent base:

Key Milestones, Gross Transaction Value ($ in billions)

$160B
$80B
$0B
9 MARKETS
12 MARKETS
24 MARKETS
37 MARKETS
44 MARKETS
2016
2017
2018
2019
2020

	2016	2017	2018	2019	2020
Revenue ($ millions)	$186.8	$370.3	$884.7	$2,386.0	$3,720.8
Net Loss ($ millions)	$(62.5)	$(64.8)	$(223.8)	$(388.0)	$(270.2)

Platform Milestones

Year				
2020	Launch AI-Driven Client Prospecting Recommendations	Launch One-Click Listing Video Creation	Acquire Modus to expand Title and Escrow Services	Welcome Greg Hart, former Technical Advisor to Amazon CEO, as Chief Product Officer
	Grow Technology team to over 661 engineers, up from 439 in the prior year	Open innovation hub in Hyderabad, India	Launch Virtual Tours in response to COVID-19	Launch AI-Driven Renovation Visualization with Compass Lens
2019	Open innovation hubs in Seattle and Washington D.C.	Launch Open House Management tool	Acquire Contactually (CRM technology)	Acquire Detectica (AI technology)
2018	Launch Customer Relationship Management ("CRM")	Launch Compass Concierge for home improvement services	Launch Compass Anywhere, a mobile agent offering	Launch Home Valuation Analysis with Compass Comparative Market Analysis ("CMA")
	Welcome Joseph Sirosh, former CTO for AI at Microsoft, as Chief Technology Officer			
2017	Launch Marketing Content Creation and Management with Marketing Center		Launch Agent Feedback Forum to drive technology platform development	
2016	Launch Agent-Client Collaborative Home Search with Compass Collections		Launch Listing Tour Scheduling and Coordination	Develop Consumer App
2015	Launch Agent Suite, including initial home valuation and listing marketing tools			
2014	Launch Listing Search tools			
2013	Develop Mobile App for agents			

Business Milestones

Year		
2020	Reach $150 billion in annual Gross Transaction Value	
	Expand to Baltimore and Hawaii	
2019	Reach $50 billion in annual Gross Transaction Value	Serve 5,000 principal agents
	Expand to New Jersey	
2018	Reach $25 billion in annual Gross Transaction Value	Expand to Seattle, Atlanta, San Diego, Philadelphia, Nashville, Houston, Austin, and Denver
	Launch Compass Cares, a national philanthropy program	
2017	Reach $10 billion in annual Gross Transaction Value	
	Serve 1,000 principal agents	Expand to Chicago and Dallas
2016	Expand to San Francisco and Aspen	
2015	Expand to Los Angeles, South Florida, Boston, and the Hamptons	Rebrand from Urban Compass to Compass
2014	Expand to Washington D.C.	
2013	Officially launch Urban Compass in New York City

Our Business Model

Our business model is directly aligned with the success of our agents. Our platform provides an integrated suite of software for customer relationship management, marketing, client service, operations and other critical functionality, as well as brokerage services and adjacent services, all custom-built for the residential real estate industry. We attract agents to our brokerage and partner with them as independent contractors who affiliate their real estate licenses with us, operating their businesses on the Compass platform and under the Compass brand. Compass generates revenue from clients through Compass agents by assisting home sellers and buyers in listing, marketing, selling and finding homes as well as the provision of services adjacent to the transaction, like title and escrow services, which comprise a smaller portion of our revenue to date. We currently generate substantially all of our revenue from commissions paid to us by clients at the time that a home is transacted on our platform. In addition, we generate a smaller portion of our revenue from adjacent services that we provide through our platform in connection with a real estate transaction. We grow our revenues by attracting new agents, growing our existing agents’ revenue, and expanding revenue that comes from adjacent services.

Our revenue is comprised of the following components:

•

Commission revenue. We earn revenue from commissions we receive from clients when they are represented by our agents in a home transaction. The total commissions generated is the product of the Gross Transaction Value—the total dollar value of transactions closed by agents on our platform—and the commission rate paid by clients upon the closing of a real estate transaction. Commission rates for buy-side and sell-side transactions typically range between 2.5% and 3.0% of a home’s sale price. The commission paid is based on the terms of an exclusive listing agreement that is signed between Compass and the client. In addition, we generate a small portion of commissions revenue from rentals, new development projects, and commercial real estate transactions.

•

Adjacent services revenue. We also generate revenue from adjacent services related to a real estate transaction such as title and escrow, which we offer in certain markets. We plan to continue to expand these offerings across our markets, and to develop additional offerings to enhance the experience for Compass agents and clients. Adjacent services revenue also includes non-commission related revenue streams, including fees related to transaction coordination services and professional services related to our new development business. Adjacent services have not contributed a significant portion of our revenue to date, although we expect for these revenue streams to grow in the future.

The sum of the components above equates to our revenue, which is depicted below:

We succeed when our agents succeed. When our agents help clients successfully buy or sell a home, they build trusted relationships that lead to repeat and referral business as well as the opportunity to recommend pre-sale, adjacent, and post-closing services and partners. As our platform delivers more value to agents and clients, more agents with established real estate businesses join the platform. As those agents grow their transaction volumes, generating more revenue for Compass, it enables us to invest further in the platform which creates a virtuous flywheel. Our flywheel is further strengthened by our principal agent retention rate which has exceeded 90% in each of the last three years. We define principal agents as any agents who are leaders of their respective agent teams or individual agents operating independently on our platform.

To date, the vast majority of our revenue has come from commissions paid by clients related to the sale and purchase of homes on our platform. We expect that this revenue will continue to grow as we attract more agents to our platform and as their respective businesses grow. In addition, we plan to expand our adjacent services across our markets, and introduce new services. Growth in adjacent services will drive an increase in revenue.

To date, we have made substantial investments with a focus on rapidly growing our business and positioning ourselves to take advantage of the large market opportunity ahead of us. Since 2018, we have increased our investment in research and development, and have seen a corresponding improvement in operating leverage, reducing the cost required to support our agents on our platform by 49% from 2018 to 2020. We expect to continue to invest in research and development in order to:

•	Continue to enhance our integrated platform to help agents win more clients and generate more transactions, contact clients more frequently and efficiently, and better serve clients;

•

Accelerate expansion in new markets through faster data integration and ingestion, more efficient agent onboarding, and adaption of our solutions to the hyper-local requirements of specific markets, enabling us to launch multiple markets in a given month; and

•	Continue to provide high service levels for our agents while managing expense growth.

KEY BUSINESS METRICS AND NON-GAAP FINANCIAL MEASURES

In addition to the measures presented in our consolidated financial statements, we use the following key business metrics and non-GAAP financial measures to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

	Year Ended December 31,
	2018	2019	2020
Total Transactions	27,188	87,158	144,784
Gross Transaction Value (in billions)	$33.7	$97.5	$151.7
Average Number of Principal Agents	2,694	6,787	8,686
Net Platform Retention Rate	105%	105%	118%
Net Loss	$(223.8)	$(388.0)	$(270.2)
Net Loss Margin	(25.3)%	(16.3)%	(7.3)%
Adjusted EBITDA(1) (in millions)	$(168.3)	$(324.6)	$(155.5)
Adjusted EBITDA Margin(1)	(19.0)%	(13.6)%	(4.2)%

(1)

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of net loss to Adjusted EBITDA, see the section titled “—Non-GAAP Financial Measures” below.

Key Business Metrics

Total Transactions

We define Total Transactions as the sum of all transactions closed on the Compass platform in which our agent represented the buyer or seller in the purchase or sale of a home. We include a single transaction twice when one or more Compass agents represent both the buyer and seller in any given transaction. We exclude transactions related to rentals in this metric.

Total Transactions

Total Transactions is a key measure of the scale of our platform, which drives our financial performance. Total Transactions have increased over time as we recruited new agents in existing markets, expanded into new markets, retained top-performing agents, and as existing agents increased their productivity on our platform.

We experience seasonality in Total Transactions. In the real estate industry, a higher number of transactions close in the second and third quarters of the year than in the first and fourth quarters of the year. We believe that this seasonality has affected and will continue to affect our quarterly results. However, our rapid growth in recent years may obscure the extent to which seasonality trends have affected our business and may continue to affect our business. Our Total Transactions are also influenced by market conditions that affect home sales, such as local inventory levels and mortgage interest rates.

Our Total Transactions were 27,188 in 2018 and 87,158 in 2019, a 221% increase. In 2020, our Total Transactions increased to 144,784, a 66% increase from 2019, notwithstanding the effect of the COVID-19 pandemic. This increase accelerated in the second half of 2020, as our business achieved four consecutive months of record revenue between June and September 2020. Robust housing demand was driven by a number of factors including: (i) historically low mortgage rates, (ii) pandemic-related home relocations and accelerations in purchases of second homes, and (iii) positive demographics as millennials are entering the housing market in larger numbers. We expect these factors to drive continued strong demand in 2021. Our Total Transactions were driven in part by our acquisition of Pacific Union International, Inc., or Pacific Union, which contributed approximately 13% and 9% of our Total Transactions in 2019 and 2020, respectively.

Gross Transaction Value

Gross Transaction Value is the sum of all closing sale prices for homes transacted by agents on the Compass platform. We include the value of a single transaction twice when our agents serve both the home buyer and home seller in the transaction. This metric excludes rental transactions.

Gross Transaction Value is a key measure of the scale of our platform and success of our agents, which ultimately impacts revenue. Gross Transaction Value is primarily driven by home values in the markets we serve and by changes in the number of our agents in those markets, as well as seasonality and macroeconomic factors. We experience seasonality in our Gross Transaction Value that is consistent with the seasonality of Total Transactions.

Gross Transaction Value (in billions)

In recent years, we have seen our Gross Transaction Value grow from $33.7 billion in 2018 to $97.5 billion in 2019 and to $151.7 billion in 2020, representing growth of 189% from 2018 to 2019, and growth of 56% from 2019 to 2020. Our acquisition of Pacific Union contributed approximately 19% and 15% of our Gross Transaction Value in 2019 and 2020, respectively. We have experienced consistent and significant growth in the number of agents on our platform and the markets we serve, resulting in strong year-over-year growth rates in both Total Transactions and associated Gross Transaction Value. We believe that we have a significant opportunity to continue growing Gross Transaction Value as a result of our significant total addressable market opportunity as well as our platform advantages that we expect will continue to attract agents to our platform. We expect that Gross Transaction Value will continue to grow in line with Total Transactions, though the overall rate of growth will depend on changes in home sale prices and geographic mix.

Average Number of Principal Agents

The Average Number of Principal Agents represents the number of agents who are leaders of their respective agent teams or individual agents operating independently on our platform during a given period. This figure is calculated by taking the average of the number of principal agents at the end of each month included in the period. We use the Average Number of Principal Agents, in combination with our other key metrics such as Total Transactions and Gross Transaction Value, as a measure of agent productivity. We view this figure to be an indicator of the potential future growth of our business, as well as the size and strength of our platform.

In 2018, 2019 and 2020, our Average Number of Principal Agents was 2,694, 6,787 and 8,686, respectively. Our 2020 Average Number of Principal Agents included 1,238 principal agents acquired through Pacific Union. In 2020, our Average Number of Principal Agents was 50% of our average number of total agents. Many of our agents are influential high performers in their respective markets, who joined us because they wanted to maximize their potential and deliver superior results for clients. Further, our business model is based on shared success with our agents: we succeed when our agents succeed. As our platform delivers more value to agents, more agents with established real estate businesses join the platform. As those agents grow their transaction volumes, it enables us to invest further in the platform. This has allowed us to maintain a retention rate that exceeded 90% among our principal agents for 2018, 2019 and 2020. Our principal agents generate revenue across a diverse set of real estate markets in the United States.

Average Number of Principal Agents

We believe that we have the opportunity to continue growing our principal agent count both within and beyond the markets we currently serve. In 2020, our Gross Transaction Value was approximately $152 billion, which represented 4% of the U.S. market. We calculate our market share by dividing our Gross Transaction Value by two times (to account for the sell-side and buy-side of each transaction) the aggregate dollar value of U.S. existing home sales as reported by NAR. Our enterprise sales team has a demonstrated track record of success in attracting agents to our platform while our expansion team continues to launch new markets more efficiently, generating faster market share gains. Each year, a significant portion of our principal agents are recruited as part of our Compass Anywhere program, our mobile agent offering tailored to the needs of agents looking for more flexibility in operating their businesses. Principal agents who have opted for Compass Anywhere represented approximately 30% of the Average Number of Principal Agents in 2020. As we continue to refine the efficiency of our recruiting and expansion activities, we expect the percentage of Compass Anywhere agents on our platform to grow.

Net Platform Retention Rate

We use Net Platform Retention Rate, and believe it is useful to investors, because it measures the health of our business and our ability to monetize home sale and purchase transactions over time. Specifically, the Net Platform Retention Rate measures the year-over-year (i) increase or decrease in commissions associated with homes sold or purchased by our clients through a Compass agent, (ii) increase or decrease in revenue that we generate from our clients through adjacent services, including title and escrow, and (iii) impact of the economic relationship with our agents.

The Net Platform Retention Rate for a given year demonstrates how revenue less commissions and other related expense trends year-over-year for specific cohorts of agents on our platform. The Net Platform Retention Rate in any given year is measured as follows: revenue less commissions and other related expense for that year (the “current measurement period”) divided by the same metric in the prior year (the “prior measurement period”) for the specific subset of agents who were on the platform in advance of the prior measurement period. For example, in 2020, to be included within the metric, an agent would need to have joined Compass in 2018 or prior. This metric reflects the impact of agents (and the associated spend from clients) who left Compass during the measurement period. For example, if an agent left the platform at the end of the prior measurement period, there would be no revenue attributable to this agent in the current measurement period, which would result in a lower Net Platform Retention Rate, reflecting this churn. The calculation of Net Platform Retention Rate excludes revenue and commissions associated with agents that joined Compass in connection with our acquisition of certain brokerages where information is not available on a cohort basis. In order to provide for better comparability between periods, the calculation also excludes the impact of the agent equity program by reflecting commissions and other related expense as though all commissions had been paid as cash commissions in all periods. See the section titled “Executive Compensation—Employee Benefits and Stock Plans” for additional information regarding our agent equity program.

Our Net Platform Retention Rate was 105% in both 2018 and 2019 and 118% in 2020. These results demonstrate our ability to grow revenue from transactions and adjacent services, as well as improve economics with our agents, for the same cohort of agents year-over-year. In each of 2018, 2019 and 2020, this growth more than offset the impact of agents (and the associated spend from clients) who left Compass. The Net Platform Retention Rate increased significantly to 118% in 2020 primarily due to the large cohort of agents who came onto our platform in 2018 and the uplift in transactions associated with those agents in 2020. This was driven, in part, by the market momentum in the second half of 2020, which impacted performance across all agents in the measurement cohort.

Net Platform Retention Rate is an operating measure and not a financial measure. It is not intended to provide a measure of the gross profit associated with the purchase and sale of a home and, therefore, excludes certain costs and expenses, including various operations, support, sales and marketing expenses. These expenses are managed across our business and we do not separately allocate these expenses to our revenue, either on an individual transaction basis or in the aggregate, when assessing the performance of our business. Because Net Platform Retention Rate excludes certain costs and expenses, investors should not use it as a substitute for financial measures calculated in accordance with GAAP.

Net Platform Retention Rate

Cohort Trends

We consider our agents’ success to be one of the most powerful drivers of our business model. The strength of our business model lies in the consistent revenue growth driven by our agents: the increase in transactions and revenue that we generate through an agent cohort has historically offset the decline in transactions and revenue generated through agents that have left Compass. The consistency of this trend over time supports our strategy of investing in building an integrated platform to more effectively recruit, retain, and grow our agents’ businesses.

The chart below illustrates the expansion in transactions and revenue, net of churn, we have generated through our agent cohorts since 2018. The chart excludes revenue generated from certain acquisitions where such information is not available. In addition, the first year of a cohort reflects four quarters of revenue through agents that joined us in the first quarter, three quarters of revenue through agents that joined us in the second quarter, two quarters of revenue through agents that joined us in the third quarter, and one quarter of revenue through agents that joined us in the fourth quarter. In 2020, revenue from our 2018 cohort grew 16%, and our 2019 cohort experienced their first full year on our platform.

Revenue by Cohort

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is a non-GAAP financial measure that represents our net loss adjusted for depreciation and amortization, investment income, net, interest expense, stock-based compensation expense, benefit from income taxes and other items. During the periods presented, other items included (i) restructuring charges associated with lease termination and severance costs and (ii) acquisition-related expense (income) related to adjustments to the fair value of contingent consideration and acquisition consideration treated as compensation expense over underlying retention periods. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenue.

We use Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance. We believe Adjusted EBITDA and Adjusted EBITDA Margin are also helpful to investors, analysts and other interested parties because they can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, however, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Because of these limitations, you should consider Adjusted EBITDA and Adjusted EBITDA Margin alongside other financial performance measures, including net loss and our other GAAP results. In evaluating Adjusted EBITDA and Adjusted EBITDA Margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted EBITDA Margin should not be construed to imply that our future results will be unaffected by the types of items excluded from the calculation of Adjusted

EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin are not presented in accordance with GAAP and the use of these terms varies from others in our industry.

                             Adjusted EBITDA (in millions)

Our net losses for 2018 and 2019 were $(223.8) million and $(388.0) million, representing (25.3)% and (16.3)% of revenue, respectively. In 2018 and 2019, Adjusted EBITDA was $(168.3) million and $(324.6) million, representing (19.0)% and (13.6)% of revenue, respectively. The increase in net loss and the decrease in Adjusted EBITDA in 2019 were due to significant investments in our technology infrastructure and growth initiatives that more than doubled the Average Principal Agents on our platform, and nearly tripled our Gross Transaction Value.

Our net losses for 2019 and 2020 were $(388.0) million and $(270.2) million, representing (16.3)% and (7.3)% of revenue, respectively. In 2019 and 2020, Adjusted EBITDA was $(324.6) million and $(155.5) million, representing (13.6)% and (4.2)% of revenue, respectively. The decrease in net loss and the increase in Adjusted EBITDA in 2020 were due to increases in revenue with the growth in Average Principal Agents, net of commission expenses, combined with a reduction in operating expenses relative to revenue with cost containment activities we took in 2020 as a result of the COVID-19 pandemic and other operating efficiencies. We expect net loss, net loss margin, Adjusted EBITDA and Adjusted EBITDA Margin to fluctuate in the near term as we continue to invest to drive growth in our business, and improve over the long term as we achieve greater scale in our business and efficiencies in our operating expenses.

The following table provides a reconciliation of net loss to Adjusted EBITDA:

	Year Ended December 31,
	2018	2019	2020
	(in millions, except percentages)
Net loss	$(223.8)	$(388.0)	$(270.2)
Adjusted to exclude the following:
Depreciation and amortization	14.8	40.9	51.2
Investment income, net	(8.4)	(12.9)	(2.0)
Interest expense	—	—	0.6
Stock-based compensation	52.5	37.4	43.2
Benefit from income taxes	(5.5)	(0.9)	(1.7)
Restructuring charges (1)	—	1.7	10.3
Acquisition-related expenses (income) (2)	2.1	(2.8)	13.1

Adjusted EBITDA	$(168.3)	$(324.6)	$(155.5)

Net Loss Margin	(25.3)%	(16.3)%	(7.3)%
Adjusted EBITDA Margin	(19.0)%	(13.6)%	(4.2)%

(1)	Includes lease termination and severance costs. See Note 15 to our consolidated financial statements included elsewhere in this prospectus for more information.
(2)

Includes adjustments related to the change in fair value of contingent consideration and adjustments related to acquisition consideration treated as compensation expense over the underlying retention periods. See Note 3 to our consolidated financial statements included elsewhere in this prospectus for more information.

KEY FACTORS AFFECTING OUR PERFORMANCE

We believe that the future success of our business depends on many factors, including the factors described below. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to continue to grow our business.

Ability to Attract and Retain Agents with Our Technology

We are focused on continuing to attract the most talented agents to our platform, which is critical to our long-term success. We grow our revenue by increasing the productivity of our agents and by selectively attracting high-performing agents looking to grow their business.

We have significantly invested in our platform to create an integrated suite of offerings. Our agents close an average of 19% more transactions on behalf of Compass measured from their first year to their second year on our platform, which we believe is due to the collective benefits of our platform. Our ability to provide our agents with the most powerful and relevant solutions to grow their businesses and enhance the offering to clients is paramount to our and our agents’ success. In 2020, on average, 88% of our agent teams used our proprietary technology platform at least once per week, of which approximately two-thirds used it daily. In addition, from 2019 to 2020, agent teams in the top 25% of platform usage (by session count) grew their commissions at double the rate of those in the bottom 25% of platform usage.

Investment in Technology

We make investments in technology that we believe will enhance the agent and client experience. Key investment areas for our platform include continuing to build an integrated platform to help agents win more clients, generate more transactions and accelerate our data integration and analytics. We also invest heavily in building solutions to the hyper-local requirements of specific markets allowing us to launch markets more efficiently and to enhance the scalability of our platform. Since 2018, we have increased our investment in research and development, and have seen a corresponding improvement in operating leverage, reducing the cost required to support our agents on our platform by 49% from 2018 to 2020. Our ability to grow our agents, retain our agents and increase agent success on our platform, depends in part, on our ability to continue innovating in the industry and our ability to successfully launch new products for agents and clients. As such, we plan to continue making significant investments in research and development.

Expansion into New Markets

Since launching in New York City in 2013, we have successfully grown our footprint to 46 markets across the United States. We define a market as a metropolitan statistical area, or MSA, according to the U.S. Census Bureau.

We believe there remains a meaningful opportunity to grow our business by continuing to expand our geographic coverage. We launched 12 markets in 2018 and 13 markets in 2019. Our rate of expansion moderated to seven markets in 2020, primarily due to reduced discretionary spend in response to COVID-19. We expect to launch additional markets in 2021 and beyond. Faster data integration and ingestion, more efficient agent onboarding, and the ability to customize our solutions to local market requirements have allowed us to enter new markets more quickly and effectively over time. We have a dedicated expansion team responsible for launching new markets that partners closely with our enterprise sales team to rapidly identify talented agents in each new market. We view the first year of a market launch as an investment period during which we ramp up our agent recruitment, increase platform utilization and agent productivity, and refine our go-to-market strategy. The priority with which we enter new markets is based on the addressable size of each market, agent feedback and local market dynamics.

Further Penetration in Existing Markets

The longer we operate in a given market, the more our brand resonates with top local agents and the stronger our local market positioning becomes, driving increased market share. Since we operate in a highly fragmented industry and we believe we offer a differentiated value proposition to our agents, we believe there is significant opportunity to further expand market share in our existing markets. Historically, we have been able to consistently gain market share upon entry. In our top three MLS Cities by sales volume, our market share was approximately 26% as of December 31, 2020. For the ten MLS Cities launched in 2018, our average market share has grown to approximately 10% as of December 31, 2020. In 2020, our agents sold homes in 21% fewer days, on average, relative to agents at firms with comparable average home sale values in our MLS Cities. We define MLS Cities as large cities we serve and which have a multiple listing service, and currently consist of: San Francisco, Washington D.C., Boston, Los Angeles, Miami Beach, Dallas, Chicago, San Diego, Seattle, Atlanta, Austin, Denver, Houston, Philadelphia and Nashville. We consider firms with comparable average home sale values to be those with an average home sale value within 20% of ours.

Our focus remains on attracting top-tier agents to Compass through our highly-effective agent recruiting process. Additionally, Compass Anywhere, our mobile agent offering, allows us to both attract and serve talented agents more cost-efficiently with flexibility across offices and a virtual support model.

Ability to Increase Penetration of Adjacent Services

Agents sit at the center of the real estate transaction. We believe that Compass clients value the convenience of conducting an entire end-to-end transaction with a single trusted advisor — the home buying and selling transaction itself, managing title and escrow documentation, completing the mortgage process, and handling the related services and logistical requirements associated with a home purchase or sale.

We empower agents with the opportunity to recommend and offer adjacent services, capturing more economic value over time. Services such as Compass Concierge, a program centered around pre-sale renovations, and title and escrow, provide opportunities for our agents to win more clients and increase revenue generated from each transaction. Our ability to recommend and offer adjacent services delivers a superior client experience, leading to higher agent productivity, and in turn, creating further monetization opportunities for us.

Seasonality and Cyclicality

The residential real estate market is seasonal, which directly impacts our agents’ businesses. While individual markets may vary, transaction volume is typically highest in spring and summer, and then declines gradually in late fall and winter. We experience the most significant financial effect from this seasonality in the first and fourth quarters of each year, when our revenue is typically lower relative to the second and third quarters. We believe that this seasonality has affected and will continue to affect our quarterly results; however, to date its effect may have been masked by our rapid growth.

The residential real estate industry is also highly cyclical, and individual markets can have their own cyclical dynamics that diverge from broad market conditions. Generally, when economic conditions are favorable, the real estate industry tends to perform well. When the economy is weak, if interest rates dramatically increase, if mortgage lending standards tighten, or if there are economic or political disturbances, the residential real estate industry tends to perform poorly. Our revenue growth rate tends to increase as the real estate industry performs well, and to decrease when the real estate industry performs poorly.

COVID-19 Impact to Our Operations

In March 2020, the World Health Organization declared the outbreak of the COVID-19 coronavirus pandemic, which continues to spread throughout the United States and the world and has resulted in authorities implementing numerous measures to contain the virus, including quarantines, shelter-in-place orders, and business limitations and shutdowns.

The COVID-19 pandemic significantly affected the U.S. residential real estate market during the spring months. As a result of health concerns, stay-at-home orders and economic uncertainty, many metro areas saw a significant decline in home sales. In April and May, nationwide home sales dropped to their lowest levels since the housing and financial crisis that began in 2007, with a significant increase in the number of delisted homes. During that time, new listings and home buying activity were down significantly year over year, however, the combination of low supply and historically low interest rates allowed prices to remain steady.

Despite the large drops in home sales due to the pandemic, real estate activity began to improve in late spring, approaching pre-pandemic levels by the summer. Potential buyers started to increase their housing search and purchase activity by the end of May. Home showings per listing rose from their lows in March and April, and were well above pre-pandemic levels by May, aided by the increase in online and socially distant viewings. Housing supply did not recover at the same pace, with housing inventory down over significantly year-over-year in the second half of 2020.

Impact on Gross Transaction Value

As a result of uncertainty related to the COVID-19 pandemic, we saw a material slowdown in Gross Transaction Value in April and May of 2020 relative to the prior year period, which in turn contributed to a decline in our revenue during that time. Beginning in June 2020, Gross Transaction Value for our agents recovered at a remarkable pace, with record-breaking monthly revenue each month from June through September in 2020, demonstrating the resilience of our business and the effectiveness of our differentiated platform.

We attribute the strong growth in the residential real estate industry and increased home prices across the United States in the second half of 2020 to the low interest rate environment, and continued record low inventory and mobility resulting from COVID-19. Stay-at-home orders and social distancing measures have driven a renewed interest in suburban and rural areas and driven many households to reevaluate the requirements of their homes, as their homes have become substitutes for offices, schools, restaurants and recreation facilities. Families are substituting home amenities (for example, swimming pools or swing sets) for community amenities (for example, parks or stadiums). This shift also places a greater value on the specific characteristics of a house and less on its location. Since the pandemic, there have been more first-time homebuyers and more people buying second homes as people who are able to work from home place less value on a shorter commute and are able to move farther from an office. Looking ahead, we believe the COVID-19 environment has accelerated technology adoption trends within our industry, and enhanced the value of a technology-based platform among real estate agents.

Our Actions in Response to COVID-19

The COVID-19 lockdowns fundamentally impacted the typical agent workflow. At the onset of the pandemic, we took several decisive actions to allow our agents to continue to operate their businesses and responsibly manage our business in the face of a potential downturn:

•

Platform Enhancements: We rapidly mobilized our product teams, who accelerated elements of our product roadmap relevant to address the unique requirements of our agents during COVID-19, deploying Virtual Agent Services (such as virtual open houses and virtual tours) through our cloud-based technology platform;

•

Operational Effectiveness: We quickly revamped our operations, processes and systems to recruit, onboard, and support agents and staff through a fully virtual model. We enabled agents to prospect, win and show listings, support home buyers and sellers, and close transactions, all virtually. This included remote payments, electronic signature, and eNotary capabilities. Additionally, we publicly launched Compass Academy, our digital learning and development platform, to support all agents across the industry, not just our agents, to help them adapt to the new realities of physical distancing and shelter-in-place;

•

Safety & Regulatory: We monitored and communicated to agents local regulations as they evolved, and worked with regulators to establish safety guidelines and protocols across our markets. We also provided our perspective to Congress to encourage them to address the particular needs of agents in their relief plan and classify agents as essential workers; and

•

Cost Management: Amidst uncertainty in the real estate market, we undertook an internal review of our cost structure, ultimately making changes to improve the strength of our business in the long term. We rapidly made changes to manage our expenses in a period of material business interruption, which included the following: we reduced full-time personnel headcount by 15%; reduced employee salaries for a subset of our employee base, including all executive management, for a period of three months; significantly reduced all discretionary spend; managed lease portfolio and temporarily slowed expansion activities; and implemented various cash management initiatives. As our business rebounded in the second half of 2020, we were later able to restore salaries and make our employees whole by delivering a one-time equity grant in the form of Restricted Stock Units, or RSUs, for the total reduction amount, and re-hired certain employees once conditions stabilized.

Second Half 2020 Impact and Our Outlook

Following year-over-year revenue declines in April and May 2020, we saw a dramatic increase in year-over-year revenue growth starting in June 2020. This momentum continued through the second half of 2020 across almost all of our markets, with the exception of New York City where the recovery has significantly lagged those trends observed in other markets.

More broadly, we believe that COVID-19 has accelerated the adoption of our technology platform, allowing our agents to not only continue to operate their businesses during the slowdown, but also to take advantage of the current market momentum. In addition, we have seen strong interest in our Compass Anywhere mobile agent offering, which provides location flexibility and a fully virtual support model well-suited to the COVID-19 working environment. Approximately 44% of our newly recruited principal agents in 2020 opted to be Compass Anywhere agents. As of 2020, approximately 30% of our Average Number of Principal Agents consist of Compass Anywhere agents, and we expect this percentage to increase in the future.

While our performance in the face of COVID-19 does not necessarily reflect our future performance in every industry downturn, our adaptable team, backed by our strong digital platform, proved its ability to respond quickly in times of significant market dislocation.

However, the full impact of the COVID-19 pandemic on the global economy and the extent to which the COVID-19 pandemic will continue to adversely impact our financial condition, results of operations, and cash flows remains uncertain. The extent and duration of the impact of the COVID-19 pandemic over the longer term remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of COVID-19, the extent and effectiveness of containment actions taken, including shelter-in-place orders, the timing, availability, and effectiveness of vaccines, and the impact of these and other factors on residential real estate values, real estate transaction behavior in general, and on our business in particular.

Components of Our Results of Operations

Revenue

We generate substantially all our revenue by assisting home sellers and buyers in listing, marketing, selling and finding homes. We hold the real estate brokerage license that is necessary under relevant state laws and regulations to provide brokerage services and therefore we control those services that are necessary to legally transfer real estate between home sellers and buyers. We are the principal in the transaction and recognize as revenue the gross amount of the commission we expect to receive in exchange for those services. Revenue is recognized upon the transfer of control of promised services to the home sellers or home buyers. Accordingly, real estate commissions are recorded as revenue at the point in time real estate transactions are closed (i.e., sale or purchase of a home).

Commissions paid to agents are recognized concurrently with associated revenue and are presented within the Commissions and other related expense line on our consolidated statement of operations.

We also recognize revenue from other adjacent services related to the home transaction such as title and escrow services. While revenue from these services was immaterial through 2020, we expect revenue from these services to grow over time as we expand existing and add new adjacent services to our platform.

Operating Expenses

Commissions and other related expense

Commissions and other related expense primarily consists of commissions paid to our agents, who are independent contractors, upon the closing of a real estate transaction as well as stock-based compensation expense related to our agent equity program and fees paid to external brokerages for client referrals, which are recognized and paid upon the closing of a real estate transaction.

We also charge our agents technology and resource fees. These fees are either transaction based, where amounts are collected at the closing of a real estate transaction, or in the form of periodic fixed fees. These fees are recognized as a reduction to commissions and other related expense.

We expect our commissions and other related expense to increase in absolute dollars over the long term as our revenue continues to grow. Our commissions and other related expense as a percentage of revenue is expected to fluctuate from period-to-period based on the mix of the commission arrangements we have with our agents, the technology and resource fees we collect and the increase in adjacent services revenue. We anticipate additional commissions and other related expense during the year in which we complete this offering as a result of the stock-based compensation expense associated with our RSUs granted in connection with the agent equity program as described in the section titled “—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

Sales and marketing

Sales and marketing expense consists primarily of marketing and advertising expenses, compensation and other personnel-related costs for employees supporting sales, marketing, expansion and related functions, occupancy-

related costs for our regional offices, agent acquisition incentives and costs related to administering the Compass Concierge Program, including associated bad debt expenses. Advertising expense primarily includes the cost of marketing activities such as print advertising, online advertising and promotional items, which are expensed as incurred. Compensation and other personnel-related costs include salaries, benefits, bonuses and stock-based compensation expense.

We plan to continue to invest in sales and marketing to attract and retain agents and increase brand awareness with home sellers and buyers. We expect that sales and marketing expense will increase on an absolute dollar basis to the extent that we continue to experience increased adoption of our platform. We expect sales and marketing expense to vary from period-to-period as a percentage of revenue for the foreseeable future and decrease as a percentage of revenue over the long term. We anticipate additional sales and marketing expense during the year in which we complete this offering as a result of the stock-based compensation expense associated with our RSUs as described in the section titled “—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

Operations and support

Operations and support expense consists primarily of compensation and other personnel-related costs for employees supporting agents, third-party consulting and professional services costs, fair value adjustments to contingent consideration for our acquisitions and other related expenses.

We plan to continue to invest in operations and support to ensure success for our agents. We expect that operations and support expense will increase on an absolute dollar basis to the extent we continue to see growth on our platform. We expect operations and support expense to vary from period-to-period as a percentage of revenue for the foreseeable future and decrease as a percentage of revenue over the long term as a result of continued investments to improve the operational efficiency of our operations and support organization. We anticipate additional operations and support expense during the year in which we complete this offering as a result of the stock-based compensation expense associated with our RSUs as described in the section titled “—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

Research and development

Research and development expense consists primarily of compensation and other personnel-related costs for employees in the product, engineering and technology functions, website hosting expenses, software licenses and equipment, third-party consulting costs, data licenses and other related expenses.

We plan to continue to invest in research and development to maintain our platform and to support our technology infrastructure. We expect that our research and development expense will increase on an absolute dollar basis and vary from period-to-period as a percentage of revenue for the foreseeable future as we continue to invest in the research and development activities relating to ongoing improvements to and maintenance of our platform for agents, including the hiring of engineering, product development and design employees to support these efforts. We anticipate additional research and development expense during the year in which we complete this offering as a result of the stock-based compensation expense associated with our RSUs as described in the section titled “—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

General and administrative

General and administrative expense consists primarily of compensation and other personnel-related costs for our executive management and administrative employees, including finance and accounting, legal, human resources and communications, the occupancy costs for our New York headquarters and other offices supporting our administrative functions, professional services fees for legal and finance, insurance expenses and talent acquisition expenses.

We expect that general and administrative expense will increase on an absolute dollar basis and vary from period-to-period as a percentage of revenue for the foreseeable future as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business. We expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and higher expenses for directors’ and officers’ insurance, investor relations and professional services. We expect that general and administrative expense as a percentage of revenue will decrease over the long term. We anticipate additional general and administrative expense during the year in which we complete this offering as a result of the stock-based compensation expense associated with our RSUs as described in the section titled “—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

Depreciation and amortization

Depreciation and amortization expense consists primarily of depreciation and amortization of our property and equipment, capitalized software and acquired intangible assets.

We expect depreciation and amortization expense will increase on an absolute dollar basis and vary from period-to-period as a percentage of revenue for the foreseeable future as we continue to invest in our platform to develop new functionalities, purchase technology through acquisitions and develop our technology infrastructure. We will also continue to invest in property and equipment, including leases, to support our overall growth.

Investment Income, net

Investment income, net consists primarily of interest, dividends and realized gains and losses earned on our cash, cash equivalents and short-term investments.

Interest Expense

Interest expense consists primarily of expense related to the interest and amortization of debt issuance costs associated with our Concierge Facility (as defined below).

Benefit from Income Taxes

Benefit from income taxes consists of a partial reduction in the valuation allowance related to the carryover tax basis in deferred tax liabilities from acquisitions. We maintain a full valuation allowance against our deferred tax assets for U.S. income tax purposes because we have concluded that it is more likely than not that the deferred tax assets will not be realized.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in the prospectus. The following tables set forth our results of operations for the periods presented in dollars and as a percentage of revenue:

	Year Ended December 31,
	2018		2019		2020
	(in millions, except percentages)
Revenue	$884.7	100.0%	$2,386.0	100.0%	$3,720.8	100%
Operating expenses:
Commissions and other related expense(1)	695.4	78.6	1,935.6	81.1	3,056.9	82.2
Sales and marketing(1)	174.3	19.7	382.8	16.0	407.9	11.0
Operations and support(1)	95.5	10.8	204.8	8.6	225.1	6.0
Research and development(1)	56.7	6.4	131.3	5.5	146.3	3.9
General and administrative(1)	85.7	9.7	92.4	3.9	106.7	2.9
Depreciation and amortization	14.8	1.7	40.9	1.7	51.2	1.4

Total operating expenses	1,122.4	126.9	2,787.8	116.8	3,994.1	107.3

Loss from operations	(237.7)	(26.9)	(401.8)	(16.8)	(273.3)	(7.3)
Investment income, net	8.4	0.9	12.9	0.5	2.0	0.1
Interest expense	—	—	—	—	(0.6)	—

Loss before income taxes	(229.3)	(25.9)	(388.9)	(16.3)	(271.9)	(7.3)
Benefit from income taxes	5.5	0.6	0.9	0.0	1.7	—

Net loss	$(223.8)	(25.3)%	$(388.0)	(16.3)%	$(270.2)	(7.3)%

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,
	2018	2019	2020
	(in millions)
Commissions and other related expense	$1.0	$16.1	$5.7
Sales and marketing	9.1	11.1	16.0
Operations and support	4.7	2.4	3.5
Research and development	4.0	2.8	1.4
General and administrative	33.7	5.0	16.6

Total stock-based compensation expense	$52.5	$37.4	$43.2

Comparison of 2019 and 2020

Revenue

	Year Ended December 31,		$ Change	% Change
	2019	2020
	(in millions, except percentages)
Revenue	$2,386.0	$3,720.8	$1,334.8	55.9%

Revenue increased by $1,334.8 million, or 55.9%, for 2020 compared to 2019. The increase was primarily driven by higher volume of transactions as a result of an increase in the number of agents that joined during 2019 and 2020, including continued geographic expansion into seven new markets during 2020. The Average Principal Agents for 2020 was 8,686 compared to 6,787 for 2019. The COVID-19 pandemic adversely affected real estate transaction volume in the second quarter of 2020; however, growth resumed in the third and fourth quarters of 2020 as the real estate market recovered.

Operating Expenses

Commissions and other related expense

	Year Ended December 31,		$ Change	% Change
	2019	2020
	(in millions, except percentages)
Commissions and other related expense	$1,935.6	$3,056.9	$1,121.3	57.9%
Percentage of revenue	81.1%	82.2%

Commissions and other related expense increased by $1,121.3 million, or 57.9%, for 2020 compared to 2019. Commissions and other related expense was 81.1% of revenue for 2019 as compared to 82.2% for 2020. The increase in absolute dollar was primarily driven by higher volume of transactions as a result of an increase in the number of agents that joined us and our expansion into new markets. The increase in commissions and other related expense as a percentage of revenue in 2020 compared to 2019 was primarily due to the mix of the commission arrangements we have with our agents, driven in part by our rapid expansion into new markets with different local market practices with respect to commission structures.

Sales and marketing

	Year Ended December 31,		$ Change	% Change
	2019	2020
	(in millions, except percentages)
Sales and marketing	$382.8	$407.9	$25.1	6.6%
Percentage of revenue	16.0%	11.0%

Sales and marketing expense increased by $25.1 million, or 6.6%, for 2020 compared to 2019. The increase was primarily driven by an increase of $26.6 million in agent recruitment and other agent-related costs and $4.4 million in bad debt expense associated with our Compass Concierge Program. Additionally, sales and marketing expense for 2020 includes $1.5 million of severance expenses and $4.3 million of lease termination costs. These increases were partially offset by a decrease in employee compensation, as we reduced marketing headcount as a cost-reduction measure in response to COVID-19. The decrease in sales and marketing expense as a percentage of revenue in 2020 compared to 2019 was primarily due to economies of scale as we were able to grow revenue more quickly than the costs of our sales and marketing efforts and cost-saving measures taken in response to the COVID-19 pandemic.

Operations and support

	Year Ended December 31,		$ Change	% Change
	2019	2020
	(in millions, except percentages)
Operations and support	$204.8	$225.1	$20.3	9.9%
Percentage of revenue	8.6%	6.0%

Operations and support expense increased by $20.3 million, or 9.9%, for 2020 compared to 2019. The increase was primarily driven by a $15.3 million change in expenses incurred in connection with the Company’s contingent consideration arrangements and acquisition-related compensation expense. In addition, operations and support expense increased as a result of a $7.4 million increase in bad debt expense due to higher accounts receivable balances, a $5.9 million increase in employee compensation due to increased headcount and $2.9 million in severance expenses related to cost reduction measures taken in response to COVID-19. Although we reduced headcount in response to COVID-19 in the first quarter of 2020, we ended the year with additional headcount after the recovery of the real estate market in the second half of 2020. This increase was partially offset by decreases in office-related expenses of $8.9 million and $4.2 million in travel and entertainment, as much of our workforce was required to work remotely during the year. The decrease in operations and support as a percentage of revenue in 2020 as compared to 2019 was primarily due to economies of scale as we were able to grow revenue more quickly than the costs to support our agents.

Research and development

	Year Ended December 31,		$ Change	% Change
	2019	2020
	(in millions, except percentages)
Research and development	$131.3	$146.3	$15.0	11.4%
Percentage of revenue	5.5%	3.9%

Research and development expense increased by $15.0 million, or 11.4%, for 2020 compared 2019. The increase was primarily driven by an increase of $22.4 million in compensation and other personnel-related costs due to higher headcount. Although we reduced headcount in response to COVID-19 in the first quarter of 2020, we ended the year with additional headcount after the recovery of the real estate market in the second half of 2020. This increase was partially offset by reductions in consulting costs of $5.2 million. Although we continue to invest in our development efforts, the research and development expense as a percentage of revenue decreased in 2020 as compared to 2019 primarily due to compensation and other personnel-related costs growing at a slower rate relative to our revenue growth.

General and administrative

	Year Ended December 31,		$ Change	% Change
	2019	2020
	(in millions, except percentages)
General and administrative	$92.4	$106.7	$14.3	15.5%
Percentage of revenue	3.9%	2.9%

General and administrative expense increased by $14.3 million, or 15.5%, for 2020 compared to 2019. Included in general and administrative expense in 2020 was $8.0 million in compensation expenses recognized in connection with the sale of shares to investors by certain of our employees. Excluding the effect of this item, general and administrative expenses increased by $6.3 million as compared to 2019. The increase was primarily driven by increases of $7.4 million in professional services and other administrative fees and $3.0 million of insurance expense. The increase was partially offset by decreases of $3.3 million in office-related expenses and $1.8 million in travel and entertainment expenses as much of our workforce was required to work remotely during the year. Our general and administrative expense as a percentage of revenue decreased in 2020 as compared to 2019 as certain of our administrative costs are fixed and did not increase with the increase in revenue and economies of scale as we were able to grow revenue more quickly than our general and administrative costs.

Depreciation and amortization

	Year Ended December 31,		$ Change	% Change
	2019	2020
	(in millions, except percentages)
Depreciation and amortization	$40.9	$51.2	$10.3	25.2%
Percentage of revenue	1.7%	1.4%

Depreciation and amortization expense increased by $10.3 million, or 25.2%, for 2020 compared to 2019. The increase was primarily driven by an increase of $9.2 million in depreciation due to the increased capital expenditures. Depreciation and amortization expense as a percentage of revenue decreased between 2019 and 2020 primarily due to capital expenditures growing at a slower rate relative to our revenue growth.

Investment income, net

	Year Ended December 31,		$ Change	% Change
	2019	2020
	(in millions, except percentages)
Investment income, net	$12.9	$2.0	$(10.9)	(84.5)%

Investment income, net decreased by $10.9 million, or 84.5%, for 2020 compared to 2019. The decrease was primarily driven by the decrease in short term interest rates that we earn on our cash and investments and a decrease in overall balances of cash and short-term investments in 2020 as compared to 2019.

Interest expense

	Year Ended December 31,		$ Change	% Change
	2019	2020
	(in millions, except percentages)
Interest expense	$—	$(0.6)	$(0.6)	100%

Interest expense increased by $0.6 million, or 100%, for 2020 compared to 2019. The increase was driven by drawdowns on the Concierge Facility, a revolving credit facility entered into during 2020 and used to finance a portion of the Compass Concierge Program.

Benefit from income taxes

	Year Ended December 31,		$ Change	% Change
	2019	2020
	(in millions, except percentages)
Benefit from income taxes	$0.9	$1.7	$0.8	88.9%

Benefit from income taxes increased by $0.8 million, or 88.9%, for 2020 compared to 2019. The increase in 2020 was primarily due to refunds from net operating loss carrybacks as a result of provisions within the CARES Act and current taxes from our operations in India that are fully offset with future alternative minimum tax credits.

Comparison of 2018 and 2019

Revenue

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions, except percentages)
Revenue	$884.7	$2,386.0	$1,501.3	169.7%

Revenue increased by $1,501.3 million, or 169.7%, for 2019 compared to 2018. The increase was primarily driven by an increase in the volume of transactions as a result of an increase in the number of agents that joined our company during 2018 and 2019, including an acceleration in our geographic expansion as we entered 13 new markets. The Average Principal Agents for 2019 was 6,787 compared to 2,694 for 2018, including agents we acquired through our 2018 acquisitions of Pacific Union International, Inc. and Paragon Real Estate Holdings, Inc. Revenue attributable to our acquisition of Pacific Union contributed $362.6 million or 15% of our revenue in 2019.

Operating Expenses

Commissions and other related expense

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions, except percentages)
Commissions and other related expense	$695.4	$1,935.6	$1,240.2	178.3%
Percentage of revenue	78.6%	81.1%

Commissions and other related expense increased by $1,240.2 million, or 178.3%, for 2019 compared to 2018. Commissions and other related expense was 78.6% of revenue for 2018 as compared to 81.1% for 2019. The increase in absolute dollar was primarily driven by an increase in the volume of transactions as a result of an increase in the number of agents that joined us and our expansion into new markets. The increase in commissions and other related expense as a percentage of revenue in 2019 compared to 2018 was primarily due to the mix of the commission arrangements we have with our agents driven, in part, by our rapid expansion into new markets with different local market practices with respect to commission structures. The increase was partially offset by an increase in technology and resource fees charged to our agents due to the increased number of agents.

Sales and marketing

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions, except percentages)
Sales and marketing	$174.3	$382.8	$208.5	119.6%
Percentage of revenue	19.7%	16.0%

Sales and marketing expense increased by $208.5 million, or 119.6%, for 2019 compared to 2018. The increase was primarily driven by an increase of $66.2 million in occupancy-related expenses due to an expansion of regional field offices, $54.2 million in agent marketing and advertising, $42.8 million in compensation and other personnel-related costs due to increased headcount, and $40.3 million in agent recruitment and other agent-related costs. The decrease in sales and marketing expense as a percentage of revenue in 2019 compared to 2018 was primarily due to economies of scale as we were able to grow revenue more quickly than the costs of our sales and marketing efforts.

Operations and support

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions, except percentages)
Operations and support	$95.5	$204.8	$109.3	114.5%
Percentage of revenue	10.8%	8.6%

Operations and support expense increased by $109.3 million, or 114.5%, for 2019 compared to 2018. The increase was primarily driven by an increase of $96.4 million in compensation and other personnel-related costs due to increased headcount. The decrease in operations and support as a percentage of revenue in 2019 as compared to 2018 was primarily due to economies of scale as we were able to grow revenue more quickly than the costs to support our agents.

Research and development

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions, except percentages)
Research and development	$56.7	$131.3	$74.6	131.6%
Percentage of revenue	6.4%	5.5%

Research and development expense increased by $74.6 million, or 131.6%, for 2019 compared 2018. The increase was primarily driven by an increase of $47.0 million in compensation and other personnel-related costs due to increased headcount and $24.5 million in hosting, software and licensing fees as part of our investment in our platform and related technology initiatives. Although we continue to invest in our development efforts, the research and development expense as a percentage of revenue decreased in 2019 as compared to 2018 primarily due to compensation and other personnel-related costs growing at a slower rate relative to our revenue growth.

General and administrative

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions, except percentages)
General and administrative	$85.7	$92.4	$6.7	7.8%
Percentage of revenue	9.7%	3.9%

General and administrative expense increased by $6.7 million, or 7.8%, for 2019 compared to 2018. Included in general and administrative expense in 2018 was $30.7 million in compensation expenses recognized in connection with the sale of shares to investors by certain of our employees. Excluding the effect of this item, general and administrative expenses increased by $37.4 million. The increase was primarily driven by increases of $18.3 million in compensation and other personnel-related costs due to increased headcount, $8.0 million in legal, professional services and other administrative fees and $5.9 million of occupancy costs, primarily related to new administrative office spaces to support our growth. Our general and administrative expense as a percentage of revenue decreased in 2019 as compared to 2018 as certain of our administrative costs are fixed and did not increase with the increase in revenue.

Depreciation and amortization

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions, except percentages)
Depreciation and amortization	$14.8	$40.9	$26.1	176.4%
Percentage of revenue	1.7%	1.7%

Depreciation and amortization expense increased by $26.1 million, or 176.4%, for 2019 compared to 2018. The increase was primarily driven by an increase of $12.0 million in the amortization of intangible assets related to the full year impact of acquisitions completed in 2018 and $11.9 million in depreciation due to the increased capital expenditures. Depreciation and amortization expense as a percentage of revenue was consistent between 2018 and 2019 primarily due to higher amortization expense recognized related to the intangible assets acquired in our 2018 acquisitions.

Investment income, net

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions, except percentages)
Investment income, net	$8.4	$12.9	$4.5	53.6%

Investment income, net increased by $4.5 million, or 53.6%, for 2019 compared 2018. The increase was primarily driven by higher average cash, cash equivalents and short-term investments balances in 2019 as compared to 2018.

Benefit from income taxes

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(in millions, except percentages)
Benefit from income taxes	$5.5	$0.9	$(4.6)	(83.6)%

Benefit from income taxes decreased by $4.6 million, or 83.6%, for 2019 compared to 2018. The decrease resulted from a smaller adjustment to the reduction in the valuation allowance related to the carryover tax basis in deferred tax liabilities from acquisitions when compared to the prior year.

Quarterly Results of Operations and Other Data

The following tables set forth selected unaudited consolidated quarterly statements of operations data for each of the eight fiscal quarters ended December 31, 2020, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period.

Quarterly Consolidated Statements of Operations

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in millions)
Revenue	$341.9	$716.2	$662.1	$665.8	$619.9	$682.1	$1,188.5	$1,230.3
Operating expenses:
Commissions and other related expense(1)	271.1	574.3	539.4	550.8	508.8	559.0	979.4	1,009.7
Sales and marketing(1)	80.4	96.7	98.2	107.5	106.5	90.8	99.7	110.9
Operations and support(1)	39.5	51.1	53.3	60.9	61.1	44.5	53.3	66.2
Research and development(1)	25.3	32.3	34.8	38.9	38.8	34.2	33.7	39.6
General and administrative(1)	20.8	20.9	21.5	29.2	26.5	26.5	22.7	31.0
Depreciation and amortization	8.9	9.1	11.1	11.8	12.4	12.7	13.0	13.1

Total operating expenses	446.0	784.4	758.3	799.1	754.1	767.7	1,201.8	1,270.5

Loss from operations	(104.1)	(68.2)	(96.2)	(133.3)	(134.2)	(85.6)	(13.3)	(40.2)
Investment income, net	3.7	2.9	3.6	2.7	1.5	0.5	—	—
Interest expense	—	—	—	—	—	—	(0.2)	(0.4)

Loss before income taxes	(100.4)	(65.3)	(92.6)	(130.6)	(132.7)	(85.1)	(13.5)	(40.6)
Benefit from income taxes	0.9	—	—	—	—	0.9	—	0.8

Net loss	$(99.5)	$(65.3)	$(92.6)	$(130.6)	$(132.7)	$(84.2)	$(13.5)	$(39.8)

(1)	Includes stock-based compensation as follows:

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in millions)
Commissions and other related expense	$1.1	$1.7	$5.0	$8.3	$4.1	$0.5	$0.5	$0.6
Sales and marketing	2.7	2.9	2.7	2.8	2.9	2.5	2.6	8.0
Operations and support	0.8	0.9	0.3	0.4	0.8	0.7	0.7	1.3
Research and development	1.0	0.9	0.4	0.5	0.5	0.3	0.3	0.3
General and administrative	1.2	1.2	1.3	1.3	2.8	9.0	2.0	2.8

Total stock-based compensation expense	$6.8	$7.6	$9.7	$13.3	$11.1	$13.0	$6.1	$13.0

Quarterly Consolidated Statements of Operations, as a Percentage of Revenue

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Commissions and other related expense	79.3	80.2	81.5	82.7	82.1	82.0	82.4	82.1
Sales and marketing	23.5	13.5	14.8	16.1	17.2	13.3	8.4	9.0
Operations and support	11.6	7.1	8.1	9.1	9.9	6.5	4.5	5.4
Research and development	7.4	4.5	5.3	5.8	6.3	5.0	2.8	3.2
General and administrative	6.1	2.9	3.2	4.4	4.3	3.9	1.9	2.5
Depreciation and amortization	2.6	1.3	1.7	1.8	2.0	1.9	1.1	1.1

Total operating expenses	130.4	109.5	114.5	120.0	121.6	112.5	101.1	103.3

Loss from operations	(30.4)	(9.5)	(14.5)	(20.0)	(21.6)	(12.5)	(1.1)	(3.3)
Investment income, net	1.1	0.4	0.5	0.4	0.2	0.1	0.0	0.0
Interest expense	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Loss before income taxes	(29.4)	(9.1)	(14.0)	(19.6)	(21.4)	(12.5)	(1.1)	(3.3)
Benefit from income taxes	0.3	0.0	0.0	0.0	0.0	0.1	0.0	0.1

Net loss	(29.1)%	(9.1)%	(14.0)%	(19.6)%	(21.4)%	(12.3)%	(1.1)%	(3.2)%

Quarterly Revenue Trends

During 2019, quarterly revenue peaked in the second quarter, driven by the seasonality of the residential real estate market which historically has seen the strongest demand from home buyers in the spring and summer and weakest demand in the late fall and winter. Revenue in the third and fourth quarter of 2019 increased compared to the first quarter driven by the increase in affiliated agent headcount and corresponding transaction volume, as well as these seasonal trends. During the first quarter of 2020, revenue declined compared to the prior quarter as we experienced seasonal trends and the early effects of the COVID-19 related restrictions. Revenue increased modestly due to seasonal trends in the second quarter, however, the increase was impacted by the effect of shelter-in-place measures taken due to the COVID-19 pandemic on residential real estate transaction volume. The third and fourth quarters increases in 2020 in revenue were due to restrictions being lifted and the recovery of the residential real estate market and increases in affiliated agent headcount led to increases in transaction volume.

Quarterly Operating Expense Trends

Our operating expenses have generally increased with growth in our revenue, which drive a corresponding increase in commissions and other related expense. The general increases in operating expenses period over period are also driven by higher personnel and the associated overhead costs to support our expanding operations. We incurred approximately $6.6 million for restructuring activities in the first quarter of 2020, primarily due to severance related to a reduction in workforce as a result of cost-saving measures taken due to the COVID-19 pandemic. These restructuring initiatives resulted in a decrease in many of our operating expenses during the second quarter of 2020 which was offset by growth in expenses during the third quarter of 2020 and more significantly, the fourth quarter of 2020, as transaction volume returned with the recovery of the residential real estate market.

Liquidity and Capital Resources

Since inception, we have generated negative cash flows from operations and have primarily financed our operations from net proceeds from the sale of convertible preferred stock and common stock. As of December 31, 2020, we had cash and cash equivalents of $440.1 million and an accumulated deficit of $1.1 billion.

We expect that operating losses and negative cash flows from operations will continue in the foreseeable future as we continue to invest in the expansion of our business, research and development and sales and marketing activities. We believe our existing cash and cash equivalents, the Concierge Facility (which, as defined below, may be used to support our Compass Concierge Program), the Revolving Credit Facility (as defined below) and available access to equity and debt financing will be sufficient to meet our working capital and capital expenditures needs for at least the next 12 months.

Our future capital requirements will depend on many factors, including, but not limited to, growth in the number of our agents and the associated costs to attract, support and retain them, our expansion into new geographic markets, future acquisitions, and the timing of investments in technology and personnel to support the overall growth in our business. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. In the event that additional financing is required from outside sources, we may not be able to negotiate terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations could be adversely affected.

In addition to the foregoing, based on our current assessment, we do not currently anticipate any material impact on our long-term liquidity due to the COVID-19 pandemic. However, we will continue to assess the effect of the pandemic on our operations. The extent and duration of the impact of the COVID-19 pandemic over the longer term remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of COVID-19, the extent and effectiveness of containment actions taken, including shelter-in-place orders, the timing, availability, and effectiveness of vaccines, and the impact of these and other factors on residential real estate values, real estate transaction behavior in general, and on our business in particular. While the potential economic impact brought by COVID-19 may be difficult to assess or predict, the ultimate impact of the pandemic could result in significant disruption of global financial markets, reducing our ability to access capital in the future. In addition, a recession or long-term market correction resulting from the spread of COVID-19 could materially affect our business, financial condition and results of operations.

Concierge Facility

In July 2020, our subsidiary, Compass Concierge SPV I, LLC, or Concierge SPV, entered into a Revolving Credit and Security Agreement, or the Concierge Facility, with Barclays Bank PLC, as administrative agent, and the several lenders party thereto. The Concierge Facility provides for a $75.0 million revolving credit facility and is solely used to finance, in part, our Compass Concierge Program. The Concierge Facility is secured by the assets of the Concierge SPV, which primarily consists of the purchased receivables and cash of the Compass Concierge Program. The Concierge Facility is also guaranteed by us. Borrowings under the Concierge Facility accrue interest at rates equal to (i) the adjusted London interbank offered rate (LIBOR) plus the applicable margin of 3.00%, which may be adjusted, or an alternate rate of interest upon the occurrence of certain changes in LIBOR, or (ii) a rate based on the weighted average cost in respect of all commercial paper notes issued by a conduit administered by the Administrative Agent and used to finance loans extended by such conduit, plus the applicable margin of 3.00%. We are required to pay an annual commitment fee of 0.50% on a quarterly basis based on the unused portion of the Concierge Facility. The principal amount, if any, is payable in full in January 2022, unless earlier terminated or extended. As of December 31, 2020, there were $8.4 million in borrowings outstanding under the Concierge Facility. The interest rate on the Concierge Facility was 3.26% as of December 31, 2020.

We have the option to repay our borrowings under the Concierge Facility without premium or penalty prior to maturity. The Concierge Facility contains customary affirmative covenants, such as financial statement reporting requirements, as well as customary covenants related to the Concierge SPV, including affirmative covenants that restrict its ability to, among other things, incur additional indebtedness, sell certain receivables, declare dividends or make certain distributions and undergo a merger or consolidation or certain other transactions. Additionally, in the event that we and our consolidated subsidiaries fail to comply with certain financial covenants that require us to meet certain liquidity-based measures, the commitments under the Concierge Facility will automatically be reduced to zero and we will be required to repay any outstanding loans under the Concierge Facility. As of December 31, 2020, we were in compliance with the covenants under the Concierge Facility.

Revolving Credit Facility

In March 2021, we entered into a Revolving Credit and Guaranty Agreement, or the Revolving Credit Facility, among us, certain of our subsidiaries from time to time party thereto as guarantors, the several lenders and issuing banks from time to time party thereto, and Barclays Bank PLC, as administrative agent and as collateral agent. The Revolving Credit Facility provides for a $350 million revolving credit facility, which may be increased by the greater of $250 million and 18.5% of our consolidated total assets, plus such additional amount so long as our total net leverage ratio does not exceed 4.50:1.00 on a pro forma basis as of the most recent test period, subject to the terms of the Revolving Credit Facility. The Revolving Credit Facility also includes a letter of credit sublimit which is the lesser of (i) $125 million and (ii) the aggregate unused amount of the revolving commitments then in effect under the Revolving Credit Facility. Our obligations under the Revolving Credit Facility are guaranteed by certain of our subsidiaries and are secured by a first priority security interest in substantially all of our assets and our subsidiary guarantors.

Borrowings under the Revolving Credit Facility bear interest, at our option, at either (i) a floating rate per annum equal to the base rate plus a margin of 0.50% or (ii) a floating rate per annum equal to the rate at which dollar deposits are offered in the London interbank market plus a margin of 1.50%. In the Revolving Credit Facility, the base rate is defined as the highest of (a) the prime rate as quoted by The Wall Street Journal, (b) the federal funds effective rate plus 0.50%, (c) the rate at which dollar deposits are offered in the London interbank market for a one-month interest period plus 1.00%, and (d) 1.00%. During an event of default under the Revolving Credit Facility the applicable interest rates are increased by 2.0% per annum.

We are also obligated to pay other customary fees for a credit facility of this size and type, including a commitment fee on a quarterly basis based on amounts committed but unused under the Revolving Credit Facility of 0.175% per annum and fees associated with letters of credit. The principal amount, if any, is payable in full in March 2026, unless earlier terminated or extended.

We have the option to repay our borrowings, and to permanently reduce the loan commitments in whole or in part, under the Revolving Credit Facility without premium or penalty prior to maturity. As of March 15, 2021, our company had no outstanding borrowings under the Revolving Credit Facility.

The Revolving Credit Facility contains customary representations, warranties, affirmative covenants, such as financial statement reporting requirements, negative covenants, and financial covenants, applicable to us and our restricted subsidiaries. The negative covenants include restrictions that, among other things, restrict our and our subsidiaries’ ability to incur liens and indebtedness, make certain investments, declare dividends, dispose of, transfer or sell assets, make stock repurchases and consummate certain other matters, all subject to certain exceptions. The financial covenants require that (a) we maintain liquidity of at least $150 million as of the last day of each fiscal quarter and each date of a credit extension and (b) our consolidated total revenue as of the last day of each fiscal quarter be equal to or greater than the specified amount corresponding to such period. In the Revolving Credit Facility, liquidity is defined as the aggregate of (i) revolving commitments under the Revolving Credit Facility minus the aggregate principal amount of all outstanding loans, any drawn and unreimbursed amounts under letters of credit and the maximum amount that may be drawn under letters of credit, plus (ii) unrestricted cash that is generally available for use by us and our subsidiaries.

The Revolving Credit Facility includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments, change of control and certain material ERISA events. The occurrence of an event of default could result in the acceleration of the obligations under the Revolving Credit Facility.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	(in millions)
Net cash used in operating activities	$(189.4)	$(377.0)	$(58.1)
Net cash (used in) provided by investing activities	(627.1)	389.9	(13.4)
Net cash provided by financing activities	857.2	350.2	19.9

Net increase (decrease) in cash and cash equivalents	$40.7	$363.1	$(51.6)

Operating Activities

For 2020, net cash used in operating activities was $58.1 million. The outflow was primarily due to a $270.2 million loss from operations adjusted for $119.6 million of non-cash charges and cash inflow due to changes in assets and liabilities of $92.5 million. The non-cash charges are primarily related to $51.2 million of depreciation and amortization expense, $43.2 million of stock-based compensation expense and $16.0 million of bad debt expense. The changes in assets and liabilities resulted in a cash inflow primarily due to a net increase of $34.6 million operating lease liabilities as compared to operating lease assets, a $29.1 million increase in commissions payable as a result of increased revenue and the timing of commissions payments, a $20.5 million increase in accrued expenses and other liabilities and a $16.6 million decrease in Compass Concierge Receivables. The cash inflow provided by operations was partially offset by an increase of $16.3 million in accounts receivable due to growth in revenue and timing of receipts.

For 2019, net cash used in operating activities was $377.0 million. The outflow was primarily due to a $388.0 million loss from operations adjusted for $75.2 million of non-cash charges and cash outflow due to changes in assets and liabilities of $64.2 million. The non-cash charges are primarily related to $40.9 million of depreciation and amortization expense, $37.4 million of stock-based compensation expense, $9.9 million due to changes related to contingent consideration and $6.8 million of bad debt expense. The changes in assets and liabilities increased cash outflow primarily due to a $84.8 million increase in Compass Concierge Receivables due to the growth of the program which was launched in October 2018, an increase of $45.0 million in other current assets primarily related to increases in prepaid incentives for agents and an increase of $18.2 million in accounts receivable due to growth in revenue and timing of receipts. These increases in cash used in operations were partially offset by a $24.9 million increase in accrued expenses and other liabilities, primarily attributable to an increase of $21.5 million in accrued expense due to the timing of invoices and payments and accrued personnel and compensation costs due to increased employee headcount, a $21.8 million net increase due to increases in operating lease liabilities as compared to operating lease right-of-use assets and a $21.6 million increase in commissions payable as a result of increased revenue and the timing of commissions payments.

For 2018, net cash used in operating activities was $189.4 million. The outflow was primarily due to a $223.8 million loss from operations adjusted for $69.6 million of non-cash charges and a cash outflow due to changes in assets and liabilities of $35.2 million. The non-cash charges are primarily related to $14.8 million of depreciation and amortization and $52.5 million of stock-based compensation expense. The changes in assets and liabilities increased cash outflow primarily due to a $36.2 million increase in other current assets primarily related to increases in prepaid incentives for agents, a $20.7 million increase in accounts receivable primarily due to the growth in revenue and timing of receipts and a $16.1 million increase in other non-current assets primarily due to the increase in prepaid incentives for agents. These increases in cash used in operations were partially offset by a $17.5 million increase in accounts payable due to timing of payments and increased spending to support our overall growth, a $16.3 million increase in accrued expenses and other liabilities primarily driven by an increase in accrued compensation of $10.9 million due to employee headcount growth and timing of payments and a $8.3 million increase in deferred rent due to new leases.

Investing Activities

During 2020, net cash used by investing activities was $13.4 million consisting of $43.3 million in capital expenditures and $25.6 million in payments for acquisitions net of cash acquired, partially offset by $55.5 million in proceeds from sales and maturities of marketable securities.

During 2019, net cash provided by investing activities was $389.9 million consisting of $572.9 million in proceeds from sales and maturities of marketable securities, partially offset by $70.7 million for purchases of marketable securities, $74.1 million in capital expenditures and $38.2 million in payments for acquisitions, net of cash acquired.

During 2018, net cash used in investing activities was $627.1 million, consisting of $726.9 million for purchases of marketable securities, $35.3 million in capital expenditures, $88.7 million in payments for acquisitions, net of cash acquired, partially offset by $223.8 million in proceeds from sales and maturities of marketable securities.

Financing Activities

During 2020, net cash provided by financing activities was $19.9 million, primarily consisting of $15.9 million in proceeds from the exercise and early exercise of stock options and $10.1 million in net proceeds from drawdowns on the Concierge Facility, partially offset by $3.2 million in payments of contingent consideration related to acquisitions and $3.0 million in repayments of drawdowns on the Concierge Facility.

During 2019, net cash provided by financing activities was $350.2 million, primarily consisting of $343.3 million in net proceeds from the issuance of Series G convertible preferred stock and $7.6 million in proceeds from the exercise of stock options.

During 2018, net cash provided by financing activities was $857.2 million primarily consisting of $853.5 million in net proceeds from the issuance of Series E and Series F convertible preferred stock and $3.7 million in proceeds from the exercise of stock options.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2020:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(in millions)
Operating lease obligations(1)	$602.5	$90.6	$173.7	$142.0	$196.2
Estimated undiscounted contingent consideration payments(2)	27.7	12.2	15.0	0.5	—
Purchase obligations(3)	59.1	21.5	22.1	15.5	—

Total	$689.3	$124.3	$210.8	$158.0	$196.2

(1)	Consists of future non-cancelable minimum rental payments under operating lease obligations, excluding short-term leases.
(2)	Represents future cash contingent consideration under our acquisition agreements.
(3)

Purchase obligations in the preceding table include agreements that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. For obligations with cancellation provisions, the amounts included in the preceding table are limited to the non-cancelable portion of the agreement terms or the minimum cancellation fee.

Our Concierge Facility, which matures in January 2022, unless earlier terminated or extended and can be repaid at any time. As of December 31, 2020, there were $8.4 million in borrowings outstanding under the Concierge Facility. We are required to pay an annual commitment fee of 0.50% on a quarterly basis based on the unused portion of the Concierge Facility. In addition, interest on the used portion of the Concierge Facility is 3.0% plus an interest rate based on LIBOR multiplied by the Statutory Reserve Rate. The effective interest rate was 3.26% as of December 31, 2020. For additional information, see the section titled “—Liquidity and Capital Resources—Concierge Facility.”

We have irrevocable letters of credit with various financial institutions, primarily related to security deposits for leased facilities. As of December 31, 2020, we were contingently liable for $50.7 million, under these letters of credit. These letters of credit are collateralized by cash and cash equivalents.

Off-Balance Sheet Arrangements

We administer escrow and trust deposits which represent undistributed amounts for the settlement of real estate transactions. We are contingently liable for these escrow and trust deposits totaled $24.7 million and $46.1 million as of 2019 and 2020, respectively. We did not have any other off-balance sheet arrangements as of or during the periods presented.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in interest rates or inflation.

Interest Rate Risk

Our cash and cash equivalents as of December 31, 2020 consisted of $440.1 million in cash and money market funds. Certain of our cash and cash equivalents are interest-earning instruments that carry a degree of interest rate risk. The goals of our investment policy are liquidity and capital preservation. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate exposure. We believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of our cash and cash equivalents.

We are also subjected to interest rate exposure on LIBOR-based interest rates on our Concierge Facility. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. Our Concierge Facility bears interest equal to the adjusted LIBOR rate plus a margin of 3.00% or an alternate rate of interest upon the occurrence of certain changes in LIBOR. As of December 31, 2020, we had total outstanding balance of $8.4 million. Based on the amounts outstanding, a 100-basis point increase or decrease in market interest rates over a twelve-month period would not result in a material change to our interest expense.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs with increased revenue. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition results of operations are based upon our consolidated financial statements included elsewhere in this prospectus. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below are the most difficult management decisions as they involve the use of significant estimates and assumptions as described above.

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09 (Topic 606) Revenue from Contracts with Customers. We adopted the new revenue standard on January 1, 2018 using the modified retrospective transition method. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

We generate revenue by assisting home sellers and buyers in listing, marketing, selling and finding homes. We hold the real estate brokerage license that is necessary under relevant state laws and regulations to provide brokerage services and therefore we control those services that are necessary to legally transfer real estate between home sellers and buyers. Although our agents are independent contractors, they cannot execute a real estate transaction without a brokerage license, which we possess. We have the only contractual relationship for the sale or exchange of real estate with the clients. Accordingly, we are the principal in our transactions with home buyers and sellers. As principal, we recognize revenue in the gross amount of consideration to which we expect to receive in exchange for our services.

Stock-Based Compensation

We have granted stock-based awards consisting of stock options and RSUs to employees, agents, members of our board of directors, and non-employee advisors. The substantial majority of our stock-based awards have been made to employees and agents.

The majority of our outstanding RSUs contain both a service-based vesting condition and a liquidity-event based vesting condition. The service-based vesting condition for the majority of these awards is satisfied over four years. The liquidity event-based vesting condition is satisfied upon the occurrence of a qualifying event, which is generally defined as a change in control transaction or an initial public offering. Through December 31, 2020, no qualifying event has occurred, so we have not recognized any stock-based compensation expense for the RSUs with both a service-based vesting condition and a liquidity event-based vesting condition. In connection with this offering, we will begin recording stock-based compensation expense based on the grant-date fair value of the RSUs using the accelerated attribution method. If this offering had been completed on December 31, 2020, we would have recorded a cumulative stock-based compensation expense of $109.1 million for those RSUs for which the service-based vesting condition had been satisfied, and would have $102.4 million of unrecognized compensation expense that represents the RSUs that had not met the service-based vesting condition as of December 31, 2020. We expect to recognize the unrecognized compensation expense over a weighted-average period of 1.6 years. Beginning in December 2020, we stopped granting RSUs with liquidity event-based vesting conditions. Accordingly, stock-based compensation expenses related to RSUs granted in December 2020 and thereafter will be expensed over the applicable service period.

We account for stock-based compensation under the fair value recognition and measurement provisions, in accordance with applicable accounting standards, which requires compensation expense for the grant-date fair value of stock-based awards to be recognized over the requisite service period. We account for forfeitures when they occur.

We have elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the grant date. The Black-Scholes option pricing model requires certain subjective inputs and assumptions, including the fair value of our common stock, the expected term, risk-free interest rate, expected stock price volatility, and expected dividend yield of our common stock.

These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the section titled “—Common Stock Valuations” below), are estimated as follows:

•	Expected term. We estimate the expected term based on the simplified method;

•

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury constant maturity notes with terms approximately equal to the share-based awards’ expected term;

•

Expected volatility. We estimate the volatility of our common stock on the date of grant based on the average historical stock price volatility of comparable publicly-traded companies in our industry group for a period equal to the expected life of the option as there has been no public market for our shares to date. We selected companies with comparable characteristics to it, including enterprise value, risk profiles, and position within the industry and with historical share price information sufficient to meet the expected term of the stock options; and

•	Expected dividend yield. Expected dividend yield is zero percent, as we have not paid and do not anticipate paying dividends on our common stock in the foreseeable future.

The following table summarizes the assumptions used in estimating the fair value of stock options granted to employees and non-employees during each of the periods presented:

	Year Ended December 31,
	2018	2019	2020
Expected term (in years)	6.5	5.9	7.0
Risk-free interest rate	2.7%	2.3%	0.8%
Expected volatility	45.0%	45.0%	45.1%
Dividend rate	—%	—%	—%
Fair value of common stock (range for the period)	$2.66 - $5.16	$5.16 - $6.44	$6.65 - $23.44
Weighted average grant date fair value of options granted	$1.40	$2.62	$5.67

We continue to use judgment in evaluating the expected volatility and expected term utilized in our stock-based compensation expense calculation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected volatility and expected term, which could materially impact our future stock-based compensation expense.

Common Stock Valuations

Prior to this offering, given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors, and from June 2020 onward, the compensation committee of our board of directors, exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock, including:

•	independent third-party valuations of our common stock;

•	the prices of the recent convertible preferred stock sales by us to investors in arm’s-length transactions;

•	the price of sales of our common stock and preferred stock in recent secondary sales by existing stockholders to investors;

•	our capital resources and financial condition;

•	the preferences held by our convertible preferred stock classes relative to those of our common stock;

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;

•	our historical operating and financial performance as well as our estimates of future financial performance;

•	valuations of comparable companies;

•	the hiring of key personnel;

•	the status of our agent recruitment, development, and sales efforts;

•	the relative lack of marketability of our common stock;

•	industry information such as market growth and volume and macro-economic events; and

•	additional objective and subjective factors relating to our business.

Prior to this offering, in valuing our common stock, our board of directors, and from June 2020 onward, the compensation committee of our board of directors, determined the fair value of our common stock using an options-based allocation method that values the claim each security class has on the overall value of the enterprise, taking into account certain preferences and rights, in addition to giving consideration to recent secondary sales of our common stock. The aggregate equity value was determined based on the recent convertible preferred stock sales by us to investors. Additionally, beginning in September 2020, we determined the fair value of our common stock in relation to stock-based compensation awards by a linear interpolation between an August 2020 valuation and the midpoint of the preliminary pricing range of our initial public offering estimated by our board of directors in February 2021.

Following this offering, it will not be necessary to determine the fair value of our Class A common stock, as our shares will be traded in the public market.

Based upon the assumed initial public offering price of $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our stock options outstanding as of December 31, 2020 was $876.4 million, with $524.3 million related to vested stock options, and $352.1 million related to unvested stock options.

Goodwill and Long-Lived Assets

When we acquire businesses, we allocate the purchase price to the fair value of the assets acquired and liabilities assumed, including identifiable intangible assets. Any residual purchase price is recorded as goodwill.

The fair value of identifiable intangible assets is based on significant judgments made by management. We typically engage third-party valuation appraisal firms to assist us in determining the fair values and useful lives of the assets acquired. Such valuations and useful life determinations require us to make significant estimates and assumptions. These estimates and assumptions are based on historical experience and information obtained from management of the acquired companies, and also include, but are not limited to, the timing and amount of expected future cash flows used in the valuation requires estimates, among other items, of revenue and agent retention rates, operating expenses and expected operating cash flow margins. The development of these cash flows, and the discount rate applied to the cash flows, is subject to inherent uncertainties.

An impairment of goodwill is recognized when the carrying amount of assets exceeds their implied fair value. The process of evaluating the potential impairment is highly subjective and requires the application of significant judgment.

We evaluate goodwill for impairment annually in the fourth quarter or whenever an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill. Such evaluation could result in a non-cash impairment charge that could have a material impact on our financial results. For purposes of the annual impairment test, we assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the quantitative impairment test which considers the fair value of the reporting unit compared with the carrying value on the date of the test.

We evaluate long-lived assets, including finite-lived intangible assets and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our property and equipment or our finite-lived intangibles and other assets, that revision could result in a non-cash impairment charge that could have a material impact on our financial results.

As a result of the potential impact of COVID-19 pandemic in early March 2020, we prepared an analysis to determine whether there was a triggering event for a goodwill impairment test. Based on the results of our analysis, we determined that it was more-likely-than-not that our fair value was greater than net book value and that we did not have a “triggering event” requiring a quantitative or Step 1 assessment of goodwill. Although our assessment of the qualitative considerations clearly indicated that we had been significantly impacted by the economic disruption caused by COVID-19 in 2020, based on a review of macroeconomic and industry considerations, we expected the business to recover in the second half of 2020 and to further recover in 2021. In addition, we believe we have sufficient liquidity to withstand the downturn and be in a positive position when businesses are expected to recover. Based on the above, we also determined that there was no triggering event for an impairment assessment of our long-lived assets.

There is significant uncertainty regarding the economic disruption caused by the COVID-19 health crisis and its impacts on the global growth forecast, and our ability to recover in line with those considerations. In addition, there is significant uncertainty regarding the timing of economies reopening and the impacts from government and central bank actions. Notwithstanding these uncertainties, the above represents our best assessment of our current position. We will continue to monitor developments including updates to our forecasted revenues, expenses and cash flow and an update of our assessment and related estimates may be required in the future as the situation evolves. If the extent and duration of the economic disruption caused by the pandemic is longer or more severe there could be a material impact to our revenue and expected cash flows and in turn the recoverability of our goodwill balance.

Compass Concierge

In 2018, we launched the Compass Concierge Program, or Compass Concierge, for home sellers who have engaged us as their exclusive listing agent. The initial program is based on a services model, or Concierge Classic. The Concierge Classic program provides for the payment of the up-front costs of specified home improvement services provided by unrelated vendors. In 2019, the Compass Concierge Program was expanded to include Concierge Capital, a loan program offered by an independent third-party lender via a commercial arrangement with Compass Concierge.

Payment under Compass Concierge is due at the earlier of a successful home sale, the termination of the listing agreement, or one year from the date in which costs were originally funded. We exercise significant judgment in estimating the timing, frequency and severity of losses on the outstanding receivables. The allowance for credit losses is adjusted based on our consideration of whether the underlying property will be sold, the age and nature of the accounts outstanding, as well as risk of specific non-payment. Compass Concierge receivables associated with properties that are eventually sold have a lower credit risk than those that are associated with properties that are not sold.

Leases

We determine if a long-term contractual obligation is a lease at inception. Our operating leases primarily relate to agent and corporate offices. We record our lease liabilities at the present value of the lease payments not yet paid, discounted at our incremental borrowing rate. Management uses their judgement in determining our incremental borrowing rates by making estimates and assumptions about our credit rating and interest rate spread in similar economic environment where the leased asset is located.

Contingent Consideration

Contingent consideration consists of earn-out obligations in connection with our acquired businesses and assets, in which we are required to pay additional purchase consideration based on different financial metrics of the acquired businesses each year through the terms of the underlying purchase agreements. Contingent consideration is recorded at fair value, which is measured at the present value of the consideration expected to be transferred. The fair value of contingent consideration is re-measured at the end of each reporting period. The primary method we used to estimate the fair value of the contingent consideration was a Monte Carlo simulation, which is based on significant inputs such as forecasted future results of the acquired businesses which are not observable in the market, discount rates and earnings volatility measures.

Income taxes

We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to settle. The effect on deferred tax assets and liabilities resulting from a change in tax rates is recognized as income or expense in the period that includes the enactment date. Deferred tax assets and liabilities are classified as noncurrent in accordance with ASU No. 2015-17. Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We continuously review issues raised in connection with ongoing examinations and open tax years to evaluate the adequacy of its tax liabilities. Our policy is to adjust these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on its financial condition and operating results. The provision for income taxes includes the effects of any reserves that we identify.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

Internal Controls Over Financial Reporting

As a high-growth company, we are still in the process of developing our internal processes and procedures to accommodate our rapid growth in recent years. In the course of preparing the consolidated financial statements that are included in this prospectus, our management determined that we have material weaknesses in our internal controls over financial reporting. These material weaknesses primarily relate to our failure to design, maintain, and document sufficient oversight of activities related to our internal control over financial reporting due to a lack of an appropriate level of experience and training in internal control over financial reporting commensurate with public company requirements; formal accounting policies, procedures, and controls related to substantially all of our business processes to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over account reconciliations, segregation of duties and the preparation and review of journal entries; IT general controls for information systems and applications that are relevant to the preparation of the consolidated financial statements. These material weaknesses could result in material misstatements of our financial statement account balances or disclosures of our annual or interim financial statements that would not be prevented or detected. We have concluded that these material weaknesses in our internal controls over financial reporting occurred because, prior to this offering, we were a private company and did not have the internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

In order to remediate these material weaknesses, we have taken and plan to take the following actions:

•	continuing to hire personnel with public company experience as our company continues to grow;

•	providing additional training for our personnel on internal controls over financial reporting;

•	implementing additional controls and processes, including those that operate at a sufficient level of precision or that evidence performance;

•	implementing processes and controls to better identify and manage segregation of duties; and

•	engaging an external advisor to assist with evaluating and documenting the design and operating effectiveness of internal controls and assisting with the remediation of deficiencies, as necessary.

We and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal controls over financial reporting as of December 31, 2020 or any prior period in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal controls over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

BUSINESS

VISION, STRATEGY & MISSION

We envision a world where the experience of selling or buying a home is simple and pleasant for everyone. Our strategy is to replace today’s complex, paper-driven, antiquated workflow with a seamless, all-digital, end-to-end platform that empowers real estate agents to deliver an exceptional experience to every seller and buyer. Our agent-centric platform is at the heart of our mission to help everyone find their place in the world.

OVERVIEW

Compass provides an end-to-end platform that empowers our residential real estate agents to deliver exceptional service to seller and buyer clients. Our platform includes an integrated suite of cloud-based software for customer relationship management, marketing, client service and other critical functionality, all custom-built for the real estate industry. Fundamentally, we believe that agents are, and will continue to be, central to residential real estate transactions and enabling our core brokerage services. We help agents grow their businesses, serve more clients, save time, and stand out as valued, trusted and professional advisors in real estate transactions.

Through 2020, Compass agents have represented either sellers or buyers of more than 275,000 homes worth more than $300 billion. With 4% of the U.S. market, Compass is the largest independent real estate brokerage by Gross Transaction Value. Our agent-first approach and differentiated platform have delivered strong results for Compass agents and clients in 2020:

•	our agents close an average of 19% more transactions measured from their first year compared to their second year at Compass;

•	our agents sold homes in 21% fewer days, on average, relative to agents at firms with comparable average home sale values in our MLS Cities;

•	on average, 88% of our agent teams used our proprietary technology platform at least once per week, of which approximately two-thirds used it daily;

•	our principal agent retention rate exceeded 90%; and

•	our agents are strong advocates, giving Compass a Net Promoter Score of 68.[1]

Residential real estate is one of the largest and most complex industries in the world. According to the National Association of Realtors, or NAR, in 2020, more than 5.6 million homes were sold in the U.S., representing approximately $1.9 trillion in transaction value. Housing is the single largest consumer expenditure in the U.S., and homes are often a substantial source of household wealth.

Selling and buying a home is one of the most significant financial events in an individual’s life and often one of the most complex, time consuming, and consequential. Given the unique nature of each property, location, buyer, seller, negotiation, title and financing, a real estate agent’s role as the driver of the majority of the workflow is indispensable. According to NAR’s 2020 Profile of Home Buyers and Sellers, 89% of home sellers and 88% of home buyers use a real estate agent or broker, levels that have remained consistent over the last 10 years with 2011 levels at 87% and 89%, respectively.

When advising the seller, agents typically help price the property, prepare it for sale with renovations, staging and photography, provide the seller with a full-service marketing program, list the property on a variety of portals, advertise it digitally and in print, show the property to prospective buyers, advise on sale negotiations, and prepare for and coordinate the closing of the transaction.

When advising the buyer, agents typically locate specific properties that meet the buyer’s personal and financial parameters, tour properties with the buyer, help evaluate the pros and cons of each property, assist in preparing

[1]	For further discussion on our Net Promoter Score, see “Industry and Market Data.”

the bid and negotiating, refer adjacent service providers such as title and escrow agencies, mortgage brokers, real estate lawyers, home inspectors, movers, contractors and painters, and prepare for closing the transaction.

We believe the best agents are dynamic business owners, responsible for every function from attracting and retaining clients to managing finance and operations. We believe these entrepreneurs are needlessly constrained by a plethora of disconnected technology solutions, manual processes and antiquated systems. The vast majority of technology products built for agents are narrow point solutions, requiring agents to spend significant time away from their clients wrangling multiple, disjointed technology tools and manually transporting data among these tools. These inefficiencies not only frustrate agents, but also limit their ability to effectively serve clients.

We have built an integrated software platform that helps agents operate with the sophisticated capabilities of a modern technology company and the personal attention and service of a dedicated advisor. Using proprietary data, analytics, AI and machine learning, our platform delivers a broad set of industry-specific capabilities for Compass agents and clients.

The Compass Platform

We continuously innovate and enhance our software platform with the goal of digitizing and automating all real estate workflows that empower agents to acquire and serve clients. The caliber and pedigree of our technology leadership helps us attract and retain top-tier software engineers and AI talent globally. We have a team of over 650 highly experienced product and engineering professionals based out of our innovation hubs in New York, Seattle, Washington, D.C., and Hyderabad, India.

We complement our software with additional services that make our agents more successful, enabling them to advise on multiple aspects of the residential real estate process. Compass Concierge is a program in which we provide home sellers access to interest-free capital to front the cost of home improvement services and is designed to increase the sale value of the home and decrease its time on market. Our title and escrow services increase transparency and deliver a more integrated closing process for the consumer.

We obsess over our agents’ success. We offer training and coaching, sales management, listing and transaction coordination, commission processing, and marketing design and consulting so that our agents can achieve their full potential.

Our business model is based on shared success: we succeed when our agents succeed. As the Compass platform delivers more value to agents, more agents with established real estate businesses join the platform. As those agents deliver excellent experiences to clients, they generate more repeat and referral business, in turn increasing transaction volumes. This growth enables us to invest further in the platform and propel a virtuous flywheel.

Our bold mission, agent-centric strategy, and comprehensive digital platform positions us to capture a sizable opportunity in the residential real estate market, one of the largest asset classes in the world. We estimate that agents drive approximately $95 billion of commissions in the U.S. and sit at the center of substantial additional spend directly and indirectly related to the home transaction. Our long term market opportunity is comprised of brokerage commissions (paid by clients to Compass), spend from other components of the real estate ecosystem, including closing services (title, escrow, and mortgage), paid marketing services and other real estate services. We view our serviceable addressable market, or SAM, in the United States to be over $180 billion and our total addressable market, or TAM, globally, over the long term, to be over $570 billion.1

We had 19,385 Compass agents on our platform as of December 31, 2020. A subset of our agents are considered principal agents, either agents who are leaders of their respective agent teams or individual agents operating independently on our platform. We had 9,368 principal agents on the Compass platform as of December 31, 2020. We currently cover 46 markets across the United States, defined as metropolitan statistical areas, or MSAs, according to the U.S. Census Bureau.

In 2020, Compass agents assisted home sellers and buyers to transact approximately $152 billion in residential real estate – or 4% of the U.S. market – up more than fourfold from $34 billion in 2018. We calculate our market share by dividing our Gross Transaction Value, or the total dollar value of transactions closed by agents on our platform, by two times (to account for the sell-side and buy-side of each transaction) the aggregate dollar value of U.S. existing home sales as reported by NAR. We currently generate substantially all of our revenue from commissions paid for these transactions. We believe there remains significant opportunity for us to grow our transactions by continuing to add agents to our platform, and grow their respective market shares. Additionally, we are well-positioned to capture meaningful revenue from adjacent services as we continue to expand and diversify our offerings within the real estate ecosystem.

Our business has experienced rapid growth. In 2019 and 2020, our revenue was $2.4 billion and $3.7 billion, respectively, representing a year-over-year increase of 56%. Our net losses were $388.0 million and $270.2 million in 2019 and 2020, respectively.

[1]

Our SAM is based on the entire residential real estate market in the United States and not based solely on the markets that we currently serve. Our TAM is based on the entire global residential real estate market; however, none of our agents are currently located outside of the United States and our real property transactions are almost exclusively U.S.-based.

THE COMPLEXITY OF THE AGENT WORKFLOW

Real estate agents are CEOs of their businesses, positioned at the center of a highly-specialized, multi-party workflow which involves complexity generally unseen by the buyer or seller. Agents serve as the liaison between the client, the counterparty and many other stakeholders related to the transaction. In addition to serving their clients directly, agents recommend, as appropriate, adjacent service providers from pre-sale to post-close.

Prospecting / Client Management
Client Relationship Management
Digital and Print Ad Buys
Lead Follow-up / Cold Calls
Email, Social Media, Print Marketing
Agent
(CEO)
Team Management
Pipeline Development
Team Training / Management
P&L Management
Operations
Advising Sellers
Listing Presentation
Prepare Pitchbook
Prepare Agent Credentials
Develop Marketing Thesis
Conduct Comps Analysis
Prepare Listing
Financial Analysis
Set Price
Analyze Comps
Yes
Decide on Improvement?
No
Home Improvement
Set Up Renovations
Refer Contractors
Refer Designers
Conduct Staging
Property Marketing
Prepare Marketing Materials
Postcards
Print Ads
Email Newsletters
Digital Ads
Broker Newsletter
Social Media
Launch Listing
Market Home
Scheduling
Open Houses
Showing
Offer
Receive Offers
Open Escrow
Order Title
Select Lawyer
Schedule Approval
Coordinate with Inspections
Negotiate Offers
Negotiate Best & Final
Advising Buyers
Property Search
Assess and Agree on Buyer Criteria
Share Active Listings
Call Agents to Identify Off-Market Listings
Provide Market Context
Client Communication
Home Search & Recommendation
Property Evaluation
Select & Tour Homes
Logistics
Scheduling
Home Touring
Analytics
Price Assessment
Comps Assessment
Client Management
Guidance on which home(s) to pursue
Offer
Prepare Offer(s)
Structure Offer
Refer Mortgage Broker
Refer Insurance Broker
Refer Inspector
Refer Lawyer
Submit Offer(s)
Negotiate
Negotiate
Offer Accepted
Post-Closing/Ongoing
Send Client Gift
Refer Movers
Support for Next Transaction
Close
Conduct Repairs
Execute Documentation
Close Escrow
Client Relationship Management
Close
Secure Financing
Deposit / Transfer Funds
Obtain Title / Escrow
Finalize Insurance
Post-Closing/Ongoing
Send Client Gift
Refer Movers
Refer Contractors
Refer Painters
Refer Home Renovators

AGENTS ARE AT THE CENTER OF ONE OF THE WORLD’S LARGEST MARKETS

According to NAR, there were 5.6 million existing homes sold in the U.S. in 2020 that generated approximately $1.9 trillion in transaction value. We estimate that an aggregate $95 billion in commissions were paid from these transactions. Residential real estate transactions are at the center of a broad array of industries, including home construction, real estate brokerage, mortgage lending, title insurance and other adjacent services that drive a massive amount of economic spend – NAR estimates that the median residential real estate transaction leads to roughly $85,000 of economic impact.

Despite various “agentless” models such as iBuying and for-sale-by-owner, nearly 90% of sellers and buyers in the U.S. work with real estate agents. The agent’s central role gives them a position of leverage in each transaction and in the market at large. They sit at the center of the workflow for the seller or buyer, provide recommendations for closing services (title and escrow services, mortgage, bridge loans and legal), paid marketing services and vendor referrals post-closing (home insurance, warranty, moving services, interior design and internet).

Agents spend significant time cultivating their sphere of influence, and a substantial portion of their business comes from repeat clients and referrals. According to NAR, in 2020, 73% of home sellers and 60% of home buyers chose to work with an agent they had used in the past or found their agent through a referral. The relationship between the agent and the client often starts with a transaction and endures many years into the future — a byproduct of this strength is clients referring their agents to friends, neighbors, and relatives. Accordingly, each new client can yield significant lifetime value for agents.

Agents have access to public and non-public data related to the transaction, plus the historical experiences and pattern recognition of past transactions. This gives them unique visibility and insights and an unmatched ability to provide client advice and judgement.

As the CEOs of businesses at the center of a massive ecosystem with a multitude of stakeholders, agents have a unique position of influence and enable a large market opportunity.

EXISTING TECHNOLOGIES DO NOT ADEQUATELY SERVE THE MARKET

Many Real Estate Agents Are Inhibited by Manual, Time-Consuming Processes

Technology has transformed most professions for the better, but the real estate agent experience has remained largely unchanged in terms of the time-consuming, inefficient processes that are required to help their clients buy and sell homes. The hyper-local nature of the industry makes each transaction unique, requiring nuanced knowledge of the market, the property, and individuals’ needs. The typical agent spends a substantial portion of their time on administrative tasks that could be greatly enhanced by technology, such as managing client collaboration, coordinating tours, organizing appointments, creating marketing content, and effectively running multiple processes concurrently. Time spent on manual tasks that could be enhanced by technology has significant opportunity costs for the agent – less time available to cultivate new client relationships, service their existing client base and grow their businesses.

The Real Estate Industry Has Lagged in Technological Innovation, and What Innovation Has Occurred Has Not Addressed Agents’ Core Challenges

Despite the inefficiencies associated with real estate transactions, the industry has been slow to adopt technology, particularly as it relates to the agent.

•	Established technology companies have not provided comprehensive solutions, at scale, to address the pain points that plague agents and auxiliary participants in the real estate economy;

•	Some companies have developed point solutions for agents, but the lack of integration and narrow focus of that software has further complicated the agent experience. Often, these point solutions are provided by sub-scale, under-capitalized companies with limited ability to support and upgrade the product or make it available in a mobile context;

•	Many companies have tried to build solutions to displace the agent, rather than empower them; and

•

The vast majority of spend in the industry has focused on the consumer (primarily the homebuyer), in the form of consumer-facing search portals. Consequently, the home seller and the real estate agent have largely been ignored.

These constraints limit the ability of even the best agents to serve more clients and provide them with world-class service.

THE OPPORTUNITY

We believe that real estate agents are an underserved group of business owners, and by providing them with a seamless, end-to-end platform, we can unlock enormous untapped economic potential.

As we continue to build everything agents need in a single, integrated platform, we believe more great agents will continue to come to Compass. As more great agents join us, our platform helps them provide great experiences to more buyer and seller clients. The ability to create great client experiences drives continued business for agents with repeat and referral clients. This ultimately generates more revenue for the agent, and in turn, for Compass, which enables us to invest more into enhancing the platform. These investments further empower agents to grow their businesses efficiently and effectively. Our platform and business innovations are focused on accelerating this flywheel.

OUR PLATFORM

We are simplifying today’s complex, paper-driven, antiquated workflow to empower real estate agents to deliver an exceptional experience to every buyer and seller. Our platform is a combination of integrated software as well as value-added services, all tailored to the real estate industry.

We design our platform for simplicity and flexibility. Given a significant amount of an agent’s time is spent on the move, our powerful iOS and Android mobile apps allow agents to take advantage of the full functionality of our platform, no matter where they are. The efficiencies that agents gain from adoption of our technology give them the opportunity to spend more time with clients. Our platform is developed by engineering, product and design talent from the most distinguished companies in the technology industry.

With beautifully designed, consumer-grade user interfaces and an integrated set of workflows backed by powerful AI-driven analytics and insights, Compass provides our agents with a combination of ease-of-use and comprehensive, enterprise-grade software. This type of integrated platform, at scale, is unique in the real estate industry.

Our Integrated Platform Empowers Agents to Win More Clients and Serve Both Sellers and Buyers

Attracting and Retaining Clients

Our platform provides a strong foundation for agents to create and foster client relationships. Our powerful CRM platform enables agents to develop automated yet customizable “drip campaigns” to stay in touch with their contacts at key moments and over time. Through our Marketing Center, agents can market their own personal brands by creating marketing collateral – digital ads, videos, listing presentations, email newsletters, print advertising and signage – as well as execute marketing campaigns, with mere minutes of effort. Our agents designed over a million different pieces of marketing content through our platform in 2020.

Powered by AI, our CRM provides recommendations to agents on whom to contact as potential sellers or prospective buyers. As a result, our agents are able to focus their energy on high value clients, which can lead to more transactions and more revenue. For example, our “Likely To Sell” recommendations led to a 61% higher win rate for our agents, compared to properties we did not identify as likely to sell, in the second half of 2020.

Advising Sellers

Our platform enables agents to sell more homes in less time for a better price. In 2020, our agents sold homes on behalf of Compass in 21% fewer days, on average, relative to agents at firms with comparable average home sale values in our MLS Cities. We define MLS Cities as large cities we serve and which have a multiple listing service, and currently consist of: San Francisco, Washington D.C., Boston, Los Angeles, Miami Beach, Dallas, Chicago, San Diego, Seattle, Atlanta, Austin, Denver, Houston, Philadelphia and Nashville. We consider firms with comparable average home sale values to be those with an average home sale value within 20% of ours. We believe we provide agents with the solutions and data they need to effectively list and market properties and run the sale process more efficiently.

When it comes time to list and market a home, our agents can utilize services such as Compass Concierge which is designed to increase the sale value of the home and decrease the time on market. Sellers on our platform who use Compass Concierge are nearly twice as likely to sell their home in 60 days relative to the average MLS listing in the markets in which we operate. Our intuitive, comprehensive Marketing Center gives agents a powerful suite of tools they can use to easily create tailored marketing materials and execute marketing campaigns for any listing, seamlessly connecting to a multimedia repository containing a listing description, photos and floorplan, across digital, social, email, video and print channels, helping them attract buyers quickly and efficiently. Our AI-powered comparative market analysis tool, or CMA, enables agents to optimize pricing strategies for clients, leveraging data on past sales and current listings to suggest representative comparable properties. Agents can also use our platform to conduct virtual tours and livestream open houses through our Open House App to ensure listings receive ample attention.

When advising a seller, our services to the agent extend beyond the sale of the home. In preparing for and closing the transaction, our agents can use our platform to recommend and offer adjacent services to clients such as title and escrow and referrals to service providers post-closing.

Advising Buyers

Our platform enables agents to locate desirable properties at attractive prices for buyers. Our agents provide clients with access to comprehensive inventory, including private listings, help them understand local market dynamics, tour properties, prepare and close offers, and better manage the overall home buying process.

With Compass Collections, a curated visual workspace, Compass agents and clients can easily find and organize homes of interest and then tag and discuss specific properties through an integrated chat feature. With near real-time search alerts and notifications, clients can monitor new listings and gain an edge in securing properties of interest.

Once properties of interest are identified, our solutions enable agents to conduct virtual and in-person tours for clients. Using our CMA, agents can better understand the pricing dynamics of specific markets, neighborhoods and home features, ultimately providing informed advice regarding potential offers. We also provide our agents with access to services associated with closing a home purchase, such as title insurance and escrow services in selected markets.

COMPASS AGENTS AND CLIENTS

Who are our agents?

Our agents are the chief executives of their businesses, responsible for every function from sales and marketing to finance, advertising, HR, client management, operations, and content creation. We attract agents and partner with them as independent contractors who affiliate their real estate licenses with Compass, and they operate on the Compass platform and under the Compass brand. We attract high-performing agents to our platform, often with significant books of business and an established base of repeat and referral clients, who generally seek to follow them to Compass.

Why do agents come to Compass and why do they stay?

Agents come to Compass because we recognize them as the entrepreneurs and CEOs they are and provide them with a platform that empowers them to deliver exceptional service to clients. We enable them to attract more clients, generate more revenue, save time and reduce operating costs, ultimately facilitating a quantifiable, positive impact to their bottom line. Our agents close an average of 19% more transactions measured from their first year compared to their second year at Compass, due to the collective benefits of our platform. Our focus on agent training and enrichment, coupled with the benefits agents receive from the scale of our network, leads to high retention rates—our principal agent retention rate exceeded 90% in 2018, 2019 and 2020.

Why do our agents’ clients choose to work with Compass agents?

Our agents’ clients are the individuals, couples, and families looking to sell or buy a home, apartment, condo, or other residential property. Compass agents deliver superior outcomes and a simpler, more digital experience, in line with what modern consumers have come to expect. Buyers have access to relevant and comprehensive inventory, and sellers are exposed to a broad and targeted set of buyers. Through Compass agents, buyers and sellers can utilize and coordinate pre- and post-transaction services to fit their needs. We believe the depth and strength of the Compass network of trusted advisors evokes confidence in buyers and sellers while they navigate one of the most important financial transactions of their lives.

Agent Case Studies

The stories of the agents profiled below illustrate the impact of our platform.

SAN FR ANCISCO BAY AREA , WILHELM TEAM Nicole & Michael Wilhelm TEAM MEMBERS 4 YEARS AT COM PASS $860K IN COM MISSIONS IN 2020 "The biggest benefit of the Compass platform is that it's empowered us to grow our business significantly. The Compass virtual support model has allowed us to work from anywhere while growing our team to seven members and expanding into new markets. Having access to the Compass platform gives us that edge. It keeps us one step ahead of everyone else. Prior to joining Compass, we were at the mercy of how fast the brokerage wanted to grow and adapt to technology. But at Compass, I always say we are bending the space and time continuum. We're already in the future."

SAN FR ANCISCO BAY AREA , THE PAR AS TEAM Ben Paras TEAM MEMBERS 3 YEARS AT COM PASS $675K IN COM MISSIONS IN 2020 "Before joining Compass I was a top producing agent, but my old brokerage was not an early adopter of technology. I wanted to find quicker and more efficient ways to conduct my business, so I ended up spending a lot of money on external vendors. It became a big obstacle for me. And then when I came to Compass, I was like a kid in a candy store. With Compass, I now save a ton of time and am able to run my business more proficiently. Everything is so seamless on the Compass platform, and it gives me reassurance that Compass is constantly evolving their technology to better support its agents. Their approach is to listen to what we need, not just to create a shiny new toy. The platform is truly agent-focused, and I've been able to grow my business, get more time back, and provide more value to my clients because of it."

NEW YORK METRO AREA, STACEY FROELICH TEAM

Stacey Froelich

10
TEAM MEMBERS

7
YEARS AT COMPASS

$2.3M
IN COMMISSIONS IN 2020

"Before joining Compass, I was using five different outsourced products. Now, I only use the Compass platform. It's easier, it saves me time, and it saves me money. It's also allowed me to help more clients at a time while consistently growing my business every year. I believe this is due to how the Compass platform and the tools I have at my disposal set me apart from other agents. I'm able to guarantee an elevated experience to the buyers and sellers I work with, which ultimately helps me win more business. All of the benefits of the Compass technology not only apply to me, but they also apply to my clients. They're able to save time, increase efficiency, and see success faster too. The most exciting part is that the platform is continuing to evolve. For the last six years, Compass has really listened to the agents to understand what we need to make more money and save more time. They've delivered on every promise, and I can't see that stopping any time soon."

SAN FR ANCISCO BAY AREA , THE PAR AS TEAM Ben Paras TEAM MEMBERS 3 YEARS AT COM PASS $675K IN COM MISSIONS IN 2020 "Before joining Compass I was a top producing agent, but my old brokerage was not an early adopter of technology. I wanted to find quicker and more efficient ways to conduct my business, so I ended up spending a lot of money on external vendors. It became a big obstacle for me. And then when I came to Compass, I was like a kid in a candy store. With Compass, I now save a ton of time and am able to run my business more proficiently. Everything is so seamless on the Compass platform, and it gives me reassurance that Compass is constantly evolving their technology to better support its agents. Their approach is to listen to what we need, not just to create a shiny new toy. The platform is truly agent-focused, and I've been able to grow my business, get more time back, and provide more value to my clients because of it."

WASHINGTON, DC AREA , W YDLER BROTHERS Steve Wydler 19 TEAM MEMBERS 3 YEARS AT COM PASS $5.2M IN COM MISSIONS IN 2020 "Compass has allowed me to become the CEO of my own business. The Compass platform allows us to maximize our time, focus on deepening client relationships, and expand our client base. We've doubled our commission revenue and have seen tremendous business growth. My team works across several markets, so having this level of technology as a resource makes us more effective. It's no longer a question of how we do it, but how well we do it. For instance, if a client has a question about housing prices, we can create a beautifully designed competitive market analysis in a matter of seconds. To them, it will look like we spent hours on it, so it's clear even from those small interactions that we bring a unique value to the table. That's really what our personal brand is about - elevating the role of the agent and the level of service we bring for every client. Compass helps us to do that with their best-in-class platform. They're doing more than just building technology; for agents, Compass is building the dream."

THE COMPASS ADVANTAGE

Differentiated and Integrated Technology. We are at the forefront of innovation in the residential real estate sector. Underpinning our cloud-native platform is a modular and proprietary code base that leverages AI extensively, and a large and talented engineering, product and design team that is focused on building a platform crafted for simplicity and scalability. Our end-to-end, mobile-first platform is built for simplicity and scale, provides a truly differentiated real estate experience and creates a competitive moat. Our technology not only empowers our agents but also powers Compass’ internal operations, allowing us to improve our operating leverage over time.

Strategy Centered on the Agent. Nearly 90% of real estate transactions involve an agent, despite efforts in the last decade by many companies to disintermediate them. We have consistently focused on the agent, who has been underserved by industry innovation, because we recognize the critical role they occupy at the center of the real estate transaction. Our business is designed for complete alignment with our agents—our platform, product roadmap and strategy all revolve around driving their success. We have a strong track record of building products and services that deliver results for our agents because our products and services are often inspired by agent input, beta tested by agents, and refined based on agent feedback. We build what agents need to succeed, because they are the key liaisons to stakeholders across the ecosystem. Our unwavering focus on the agent provides a strategic advantage.

Top-Tier Agent Talent. We believe the most talented agents want to work at Compass because we have specifically built our business to help even the most sophisticated agents achieve the best outcomes of their career. Compass agents are influential high performers in their respective markets, many of whom came to Compass because they wanted to maximize their potential and deliver superior results for clients—and their prior firms were not empowering them to do so. Because we treat each agent as the CEO of her or his business, we have success attracting agents to our platform. To nurture our agent talent, our self-service Compass Academy program allows for shared learning from among the highest performing Compass agents.

Data-Driven Insights Advantage. Our principal agent teams and their transactions have driven over 31 million sessions on our platform since 2018, helping power our machine learning algorithms and creating a data advantage for Compass. This unique access to data and our AI/ML expertise, provides valuable insights and actionable recommendations to our agents. The resulting technology, which is being continuously updated, makes it easier for Compass agents to run their businesses, accelerates our ability to identify patterns in data, improves our recommendations and advice, and streamlines client and transaction management. For example, our “Likely To Sell” recommendations led to a 61% higher win rate for our agents, compared to properties we did not identify as likely to sell, in the second half of 2020. We believe that a lack of access to real-time transaction data across markets and at scale makes it difficult to replicate the experience we provide to our agents and creates a competitive moat around the innovations we have developed for our agents.

Strong Network Effects Due to Scale. According to Real Trends, Compass is the largest independent brokerage in the United States by Gross Transaction Value, which positions us to capture spend across the real estate ecosystem. As more top agents continue to join our platform, more home sellers, home buyers, and third-party service providers become part of our ecosystem and further strengthen the platform. As agents increasingly use our platform, the platform gains real-time insights into critical home sale information, such as open house attendance, bid-ask spreads, and features of homes generating interest, valuable to all agents and clients. As we expand and gain a better understanding of the market dynamics in certain regions, we refine our strategy as we expand into others. This dynamic creates a competitive moat.

Premier Technology Leadership and a Culture of Innovation. Our founder-led team brings significant experience in building industry-leading software. Our engineering team is led by industry leaders with extensive experience at the world’s largest technology companies. Our accomplished technology team helps us attract and retain additional talented engineers.

A Brand That Recruits. Our brand stands for top-tier agents harnessing superior technology to deliver superior outcomes for clients. Our technology allows us to operate our business more efficiently and onboard high-performing agents seamlessly. In an industry that is often unsupportive and cut-throat, we have developed a strong internal culture and external brand reputation—we function as a team and enrich the communities in which we operate. With an agent NPS score of 68 in 2020, the quality of our brand helps us acquire and retain top-performing agents. As we continue to invest our brand, we implicitly enhance the personal brands of our agents.

GROWTH STRATEGY

Attract High-Performing Agents in Existing Markets

Even though we have leading market share in key geographies, we continue to add high-performing agents in our current markets. Our dedicated enterprise sales team, unique in the real estate industry, is tasked with identifying and attracting high performers who are viewed by their peers to be ethical and collaborative. Moreover, the power of our network drives word-of-mouth referrals from our agents, creating opportunities for highly vetted agents to join Compass, while our data-driven approach helps us to optimize our process for identifying, attracting and onboarding new agents. In our top three MLS Cities by sales volume, our market share was 26% as of December 31, 2020. For the ten MLS Cities launched in 2018, our average market share has grown to approximately 10% as of December 31, 2020.

In addition, we see significant opportunities to attract top agents as we expand our footprint into new submarkets within our existing markets. For example, in 2020, we expanded our presence in the New York region to include new submarkets such as Long Island and Northern New Jersey. Submarket expansion allows us to grow our footprint and our agent base efficiently, capitalizing on our brand recognition, existing infrastructure and localized knowledge.

Expand to New Domestic Markets

We have a demonstrated track record of successfully expanding into new markets. Faster data integration and ingestion, more efficient agent onboarding, and the ability to customize our solutions to local market requirements have allowed us to enter new markets more quickly and effectively over time. From 2012 through 2016, we expanded at a rate of approximately two new markets per year, then accelerated the pace of our expansion in 2017 and 2018 to approximately two new markets per quarter. We focused on building out and improving our operations platform for long-term scalability in 2019 and 2020, we currently operate in 46 markets across 20 states. In each of our markets, we launch in partnership with an initial team of principal agents whose reputation helps fuel growth. Compass’ expansion team works closely with our enterprise sales team to drive agent growth.

We also recruit agents onto our platform via Compass Anywhere, our mobile agent offering tailored to the needs of agents looking for more flexibility in operating their businesses. This program allows us to attract and serve talented agents cost-efficiently through a fully virtual support model. Principal agents who have opted for Compass Anywhere represented approximately 30% of our Average Number of Principal Agents in 2020.

Build Software That Makes Agents More Productive

We continue to add new functionality and improve our existing solutions with the goal of providing a seamless, integrated workflow that helps to save agents time, money and hassle. We continually improve our beautifully-designed, consumer-grade user interfaces, providing agents a suite of solutions that is powerful yet easy to use, comprehensive but straightforward—all with the aim of creating an integrated workflow unrivaled in the industry. Our agent feedback loop and early agent beta access are key components of our new product development cycle and are critical to delivering software that helps agents run their businesses more effectively.

Develop a Broader Set of Solutions to Capture More Spend

The Compass platform fills critical gaps in the real estate ecosystem by providing solutions across the transaction lifecycle. We intend to continue to develop solutions to strengthen the agent-client relationship. As we broaden our platform, we unlock additional opportunities to help agents win more clients and close more home transactions. We will also look to broaden the suite of integrated services that are a natural extension of the home transaction beyond our existing title and escrow offering. We are confident in our ability to further capture adjacent markets such as mortgage loan origination, insurance, and home warranty, all of which extend our agents’ ability to generate value for clients while also providing Compass economic upside. We believe our position within the real estate spend ecosystem will enable us to continue to drive growth.

Execute Opportunistic M&A

We will continue to evaluate potential acquisitions in the real estate technology ecosystem that can bolster the value of our fully integrated platform and accelerate initiatives in our product roadmap. For example, in 2020 we acquired Modus, a title and escrow software company, expanding our capabilities into a critical component of the transaction. Additive capabilities will allow us to continue to provide our agents with the most relevant technology solutions and value-added services to help them drive maximum efficiency and close more transactions.

Expand Internationally

We aim to expand into markets outside the United States, starting with markets that embody a similar real estate dynamic, such as Canada, Western Europe, and Australia. While we currently remain focused on capturing the broader U.S. market, we continue to assess opportunities to expand internationally.

PLATFORM CAPABILITIES

Our platform aims to digitize, integrate and simplify all real estate workflows for Compass agents and clients. It is built on the premise that integration and ease of use are foundational to enabling Compass agents to more effectively run their businesses and serve clients. Our platform is a proprietary cloud-native software service with mobile apps that allow agents to manage their business anytime and anywhere. We build beautifully designed consumer-grade user interfaces, automated and simplified workflows for agent-client interactions, and insight-rich dashboards and reports backed by AI and integrated data assets. From 2019 to 2020, agent teams in the top 25% of platform usage (by session count) grew their commissions at double the rate of those in the bottom 25% of platform usage.

We empower our agents with capabilities such as:

•

Customer Relationship Management. Given that the high percentage of repeat and referral business done by our agents, their future transaction pipeline exists within their sphere of influence. The Compass CRM provides agents with an easy-to-use interface that is both powerful and automated, enabling agents to cultivate their sphere, nurture and grow relationships and close more sales. Our CRM leverages AI to provide recommendations and insights, and integrates with other parts of our platform such as Marketing Center to create engaging content. From 2019 to 2020, agent teams in the top 25% of CRM usage (by session count) grew their commissions at double the rate of those in the bottom 25% of CRM usage.

Compass CRM

•

AI-Driven Client Prospecting Recommendations. AI can help agents decide when and how to engage with their contacts to win more listings and clients. This technology recommends specific clients in an agent’s contact database that are more likely to sell their home, based on various data points like neighborhood sales trends, length of ownership, local market appreciation, and other public information. For example, our “Likely To Sell” recommendations lead to a 61% higher win rate for our agents, compared to properties we did not identify as likely to sell, in the second half of 2020.

•

Marketing Content Creation and Management. Creating persuasive marketing content and campaigns requires significant time, effort and creativity. With a broad array of integrated features, elegant templates and design capabilities, our Marketing Center allows agents to rapidly create, advertise and promote their listings at scale through the channel of their choosing: digital, social, email, video, print or signage. Agents can easily build, book, target and run digital ads all in one place with a simple yet powerful suite of content creation solutions. From 2019 to 2020, agent teams in the top 25% of Marketing Center usage (by Marketing Center order count) grew their commissions at five times the rate of those in the bottom 25% of Marketing Center usage.

Marketing Content Creation and Management

Compass Marketing Center

•

One-Click Listing Video Creation. Video content is one of the most engaging forms of online marketing, yet it is hard to create. Video Generator allows agents to create short, customized, professional videos with added music and text using existing listing photos in seconds. Agents can simply enter an address, select photos, customize the auto-generated text if they desire and select an audio track to create a video in seconds. From there, agents can feature the video on the listing page or share across social media.

•

Digital Ad Campaigns. Setting up and running paid ad campaigns on social media for real estate listings and agent brand marketing can be daunting. Our agents can use our platform to create paid digital ad campaigns on platforms such as Facebook and Instagram, with videos and engaging ad copy, in a matter of minutes. They can target their ads to relevant audiences, such as zip codes and the contacts in their CRM.

Digital Ad Campaigns

•

Email Marketing. High-quality email marketing can take a lot of work to execute on a regular basis. Whether the message is for past clients, open house leads, or contacts within an agent’s sphere of influence, our platform makes it easy to send or schedule emails to multiple people at once that appear to have been written individually. Personalized emails sent with our bulk email marketing tool have an open rate of 55%, compared to a real estate industry average of 19%.

•

Listing Search and Saved Search Notifications. Our proprietary search algorithm and database simplifies the typically complex process associated with agent search and enhances the ability for a Compass agent to find homes best suited for clients’ needs. Agents can also set up very precise saved search alerts for clients to notify them of new listings that match their criteria in near real-time in the mobile app and in email.

•

Agent-Client Collaborative Home Search. Agents spend a significant amount of time communicating and collaborating with buyers to help them find the home of their dreams. Compass Collections is a curated visual workspace allowing Compass agents and clients to collaborate in real time, easily organize homes, centralize discussions, and monitor the market by receiving immediate status and price updates. In 2020, over 185,000 clients interacted with a Compass agent on our platform.

Agent-Client Collaborative Home Search

Compass Collections

•	Listing Tour Scheduling and Coordination. With a simple interface, our agents can quickly schedule, coordinate and create routes for home tours, saving agents significant time.

•

Virtual Tours. Released in spring 2020 after accelerated development in response to COVID-19, the platform’s easy-to-use virtual tour feature combines home photo and video assets alongside a large multimedia repository, in addition to photography and video production services to help agents conduct tours online.

Virtual Tours

•

Home Valuation Analysis. Pricing a home is a complex and nuanced exercise. Powered by AI, our comparative market analysis, or CMA, enhances our agents’ market expertise by making recommendations and synthesizing complex data so Compass agents can help clients build the optimal pricing strategy for their home. With Compass CMA, agents can generate data-driven presentations from a property’s address alone. The solution helps agents choose the right comparable properties, evaluate those properties in a step-by-step workflow, and share a personalized, interactive website with clients that captures the comparative analysis in detail.

Home Valuation Analysis

Compass CMA

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AI-Driven Renovation Visualization. Agents often help sellers renovate and prepare their home to ensure the best market price. “Compass Lens” helps agents and homeowners visualize improvements and determine what upgrades to make, ultimately informing how these renovations could affect the selling price based on similar past transactions. Compass Lens is integrated into our listing comparison and preparation products and services, including Compass Concierge and CMA.

•

Open House Management. Conducting open houses, collecting contact information from prospects and following up can be a chore. The Compass platform provides several resources and mobile app functionality to manage open houses and tours across both in-person and virtual formats, giving agents the ability to maintain a high level of service and follow up in addition to growing their sphere of influence.

•

Listing Analytics. Great agents often use online traffic data and other insights to help market their listings for reach and effectiveness and estimate the effectiveness of their marketing efforts. The Compass Insights personalized dashboard contains all the key data points an agent needs to craft a winning marketing strategy around audience and traffic information, uncover new lead-generation opportunities, and invest accordingly in the positioning of a listing.

Listing Analytics

•

Transaction Management. There are many burdensome steps involved in the closing of a transaction. We provide agents with transaction closing and post-closing support to reduce the complexity for clients and efficiently advise through a transaction’s lifecycle.

As Compass agents and clients use the Compass platform to consolidate their activities for buying, selling, marketing and transacting real estate, they demonstrate high engagement with our platform. In 2020, on average, 88% of our agent teams used our proprietary technology platform at least once per week, of which approximately two-thirds used it daily.

In addition to a robust suite of software capabilities, we provide our agents with additional opportunities to provide differentiated services to clients, win more referrals, and improve the entire real estate transaction process. Key adjacent services include:

•	Compass Concierge. A program in which we provide home sellers access to interest-free capital to front the cost of home improvement services. Home sellers can access funds to prepare their home for sale through Compass’ partnership with an independent third-party lender. Through December 31, 2020, we had partnered with our agents and sellers on over 15,000 Compass Concierge projects totaling approximately $400 million with an average project size of $26,000. Compass Concierge homes have accounted for over $20 billion in Gross Transaction Value for Compass. The program has successfully unlocked incremental transactions for our agents, delivered higher sale prices for seller clients and also helped us attract high-performing agents to our platform.

•

Title and Escrow Services. Compass provides title and escrow agency services, which are required in order to close a transaction. Clients typically look to their agents to direct them to the highest quality providers of these types of services after the purchase contract is signed. We provide these services under the Chartwell and Modus brands. In 2020, we acquired Modus, a digital platform for title and escrow services, which affirmed our commitment to span the full transaction cycle and create more monetization opportunities for agents and our business.

THE MARKETS WE SERVE

As of February 2021, our U.S. footprint covered 20 states and 46 markets, having rapidly expanded since we launched in New York City in 2013. We define a market as a metropolitan statistical area, or MSA, according to the U.S. Census Bureau.

Between 2012 and 2016, we launched in New York City, Boston, Washington, D.C., Miami, Los Angeles, San Francisco, Aspen, and the Hamptons, averaging approximately two new markets per year. Between 2017 and 2018, we accelerated our growth in conjunction with improving our technology integration and go-to-market process, and we launched in Chicago, Dallas, San Diego, Seattle, Philadelphia, Atlanta, Nashville, Houston, Austin, and Denver, averaging approximately two new markets per quarter.

Compass Anywhere

Compass Anywhere is our mobile-first offering that enables agents to work flexibly and efficiently while powered by our cloud based platform. We officially launched this program in 2018 to meet the needs of certain of our agents, who are used to conducting business on the go, being in the field with clients, building relationships, and focusing on revenue-generating activities. This model allows agents in many of our markets to have a virtual desk using our platform and provides a flexible, all-access experience to maximize productivity while staying connected to our community of agents. Compass Anywhere agents forego an assigned desk or office space, giving these agents the power to invest however they feel is best for their business. This program allows us to attract and serve talented agents cost-efficiently through a fully virtual support model and facilitates high-margin geographic expansion.

New Market Expansion Strategy

With an established presence in just 46 markets, we have a significant opportunity to expand our footprint across the U.S. We have a demonstrated track record of successfully expanding into new markets. From 2012 through 2016, we expanded at a rate of approximately two new markets per year, then accelerated the pace of our expansion in 2017 and 2018 to approximately two new markets per quarter. We focused on developing and improving our operations platform for long-term scalability in 2019 and 2020. When assessing a new market for expansion, we follow a systematic and structured approach based on market size, agent feedback, local market dynamics, long-term viability, and barriers to entry. We have a dedicated expansion team responsible for new market launches that partners closely with our enterprise sales team to rapidly identify and attract influential agents in each new market. Additionally, faster data integration and ingestion, more efficient agent onboarding, and the ability to customize our solutions to local market requirements have allowed us to enter new markets more quickly and effectively. This strategy has proven successful as we systematically add new agents to join our platform, accelerated by our Compass Anywhere offering, and drive market penetration over time. For the ten MLS Cities launched in 2018, our average market share has grown to approximately 10% as of December 31, 2020.

OUR MARKET OPPORTUNITY

We have a substantial opportunity in the evolving global residential real estate market. We view our opportunity in terms of a serviceable addressable market, or SAM, which we believe we can address in the short-term, and a total addressable market, or TAM, which we believe we can address over the long term.

We estimate our SAM to be over $180 billion and our TAM to be over $570 billion.

Compass is in the Early Days of Attacking a Sizable TAM Opportunity

SAM
Long-Term U.S. TAM
Global TAM
$95
$35
$30
$20
$180
$50
$10
$240
$330
$570
U.S. Residential Broker Commissions
Title Insurance & Escrow
Real Estate Marketing
Home Renovations Referral Commissions
SAM
U.S. Residential Mortgage Commissions
Other Real Estate Services
Long-Term U.S. TAM
Global Residential Broker Commissions
Global TAM

To arrive at our estimated SAM of $180 billion, we estimate that the roughly $1.9 trillion of existing home sales value in the United States generated $95 billion of annual commission revenue. In addition, we estimate that there is a $85 billion market attributable to adjacent services currently offered within the Compass platform where Compass has the opportunity to capture spend from different components of the real estate transaction process, such as:

•	Real Estate Marketing: $30 billion market, comprised of total real estate-related advertising spending according to Borrell Associates;

•

Title Insurance & Escrow: $35 billion market, comprised of the title insurance market and escrow market. We estimate the title insurance market to be approximately $16 billion, based on IBIS Research. We estimate the escrow market to be approximately $19 billion, based on an internal assumption of 1% of total transaction value; and

•	Home Renovations: $20 billion market, assuming our ability to monetize approximately $420 billion home renovation market according to Statista (by referral commissions) through our network of agents.

Our estimated TAM of $570 billion expands our SAM by including global residential broker fees, as we potentially expand beyond the United States. We estimate the size of the global opportunity outside of the U.S. to be $330 billion. According to Allied Market Research, the global residential real estate market is approximately $8.6 trillion, resulting in a residential real estate market size of $6.5 trillion outside of the U.S. Applying an estimated 5.0% agent commission revenue rate results in an estimated addressable market of $330 billion. Additionally, we believe we can capture spend in the following adjacent markets:

•	U.S. Residential Mortgages: Approximately $50 billion market based on an illustrative 70% loan-to-value for transactions, as well as our estimates of origination fees and gain on sale; and

•

Other Real Estate Services: Approximately $10 billion market, primarily comprised of property management, home insurance, real estate software and data, moving services, and home warranties. Technavio estimates that the North American Real Estate Software and Data Market was approximately $2.3 billion in 2019. IBIS estimates that the property management, home insurance, moving services, and home warranties markets total $175 billion. Based on our assumed commissions, we assume our addressable market from these markets to be approximately $7 billion.

We have estimated key components of our SAM and TAM using 2019 actual figures and believe our market opportunity can grow over the long term at the rate of GDP growth. In an October 2020 report, Allied Market Research estimated that U.S. residential transaction volume will grow at a 4.3% compounded annual growth rate from 2020 to 2027.

Total Addressable Market & Serviceable Addressable Market Note: the figures presented herein may not sum from components due to rounding. In addition, U.S. residential transaction volume and residential mortgage volume were sourced from the U.S. Census Bureau and National Association of Realtors, global residential transaction volume was sourced from Allied Market Research, title insurance & escrow volume and real estate services market data were sourced from IBIS, real estate software and data industry data was sourced from Technavio, real estate marketing industry data was sourced from Borrell Associates, and home renovations market data was sourced from Statista.

OUR TEAM AND CULTURE

Our Team

As of December 31, 2020, we had 2,702 employees, including 661 employees on our technology team based out of our innovation hubs in New York, Seattle, Washington, D.C., and Hyderabad, India. None of our employees are represented by a labor organization or are a party to a collective bargaining arrangement. We believe we have a good relationship with our employees and our unique, strong culture differentiates us and is a key driver of our business success.

Our Culture

Our mission is to help everyone find their place in the world. We are guided by our principles:

•	Dream big;

•	Move fast;

•	Learn from reality;

•	Be solutions-driven;

•	Obsess about opportunity;

•	Collaborate without ego;

•	Maximize your strengths; and

•	Bounce back with passion.

Compass Cares

Compass and our agents are collectively committed to the communities we serve. As we work to help everyone find their place in the world, Compass Cares empowers agents and Compass employees alike to support meaningful causes right where it counts most: at home. Responding to our agents’ requests and inspired by our agents’ generosity, Compass Cares is our national philanthropy program focused on causes in the local communities we serve. We temporarily paused our Compass Cares program at the outset of the COVID-19 pandemic, but have since resumed the program.

RESEARCH AND DEVELOPMENT

Built on Amazon Web Services, the Compass platform uses a cloud native microservices architecture that is engineered for high scalability, reliability, performance and security. Our engineering development uses modern agile practices such as continuous integration and continuous delivery (CI/CD), and in 2020 we averaged 160 deployments per day, contributing to a very high pace of software innovation for our agents. In 2020, we launched more than 20 major products and over 100 major feature updates to existing products.

Our systems are engineered for high utilization and efficiency using state of the art technologies such as Kubernetes. Our core software applications are primarily developed with Java, Go, Python, Node, Swift and Kotlin, and our Data and AI applications are developed with Apache Kafka, Apache Spark, PyTorch and Kubeflow.

We are engineered for high reliability and designed to be available 24 hours a day, 365 days a year, so that our agents can conduct business anytime anywhere. We have adopted state of the art practices for fault tolerance, backup and restore, and rollbacks.

We prioritize security and have detective and preventive controls for network traffic, infrastructure auditing, software analysis, phishing prevention, email security gateway, software static code analysis, secure configuration management, and user controls including two-factor authentication and endpoint management.

From 2016 to 2020, we grew our research and development organization from 74 to 661 employees. We have also acquired technology startups in the AI, CRM, and title and escrow space, which has allowed us to further accelerate the development of our platform. Our technology leadership has decades of experience and a successful track record at top technology firms, including Google, Amazon, Facebook, Microsoft, Zillow, Expedia and LinkedIn. In 2019 and 2020, we invested approximately $131 million and $146 million, respectively, in research and development.

COMPETITION

The residential real estate and technology industries are highly competitive and fragmented. We compete to attract and retain top talent across the agent community, engineers, and employees in all other functions in order to build the best real estate transaction platform in fulfilment of our mission. Our business faces competition nationally and in each of the markets we serve from other technology companies and real estate brokerage firms, including a growing number of Internet-based brokerages and others who operate with a variety of business models. Some of these competitors provide similar services or products to us, including:

•	providing software and technological innovation for agents, including marketing and CRM tools;

•	brokering transactions for home buyers and sellers;

•	providing tools to agents associated with real estate data aggregation; and

•	providing adjacent products associated with residential real estate transactions, such as title and escrow.

Some companies may attempt to piece together various aspects of solutions that overlap with our offering, including:

•	vertical SaaS technology companies;

•	enterprise technology bellwethers; and

•	real estate brokerage firms.

We believe we compete favorably based on multiple factors, including the strength and quality of our business, and our ability to retain our agents, our integrated suite of differentiated software and product solutions that empowers agents, our platform functionality and innovative product and service offerings that facilitate real estate transactions for both buyers and sellers, our growing scale, and our premier brand. Our differentiated focus on the agent enables us to deliver a premier brokerage and technology-enabled agent experience at scale.

FACILITIES

We are headquartered in New York, New York, where we occupy approximately 100,000 square feet of office space pursuant to a lease that is expected to expire in May 2025 subject to the terms thereof. We also lease operating and sales offices throughout the United States and an innovation hub in Hyderabad, India.

REGULATION

We are subject to a wide variety of laws, rules, and regulations enforced by both governments and private organizations. Many of these laws, rules and regulations are constantly evolving. If we are unable to comply with them, we could be subject to civil and criminal liabilities, revocation, or suspension of our licenses or other adverse actions. We may also be required to modify or discontinue some or all of our offerings, and our reputation and our ability to grow our business may be harmed. See “Risk Factors” for a discussion of our regulatory risks.

State Regulation—Brokerage

Brokerage businesses are primarily regulated at the state level by agencies dedicated to real estate matters or professional services. Real estate brokerage licensing laws vary widely from state to state. Generally, all individuals and entities acting as real estate brokers or salespersons must be licensed in each state (including Washington, D.C.) where they operate. In all states, licensed agents must be affiliated with a broker of record to engage in licensed real estate brokerage activities. Generally, a brokerage must obtain a corporate real estate broker license, although in some jurisdictions the licenses are personal to individual brokers. The broker of record in all jurisdictions must actively supervise the individual licensees and the brokerage’s activities within the applicable jurisdiction. All licensed market participants, whether individuals or entities, must follow the jurisdiction’s real estate licensing laws and regulations. These laws and regulations generally detail minimum duties, obligations, and standards of conduct, including requirements related to contracts, disclosures, record-keeping, local offices, trust funds, agency representation, advertising, and fair housing. In each of the jurisdictions where our business operates, we have designated a properly licensed broker as the broker of record and, in certain circumstances, we also hold a corporate real estate broker’s license.

Federal Regulation—Brokerage

Several federal laws and regulations govern the real estate brokerage business, including federal fair housing laws such as the Fair Housing Act of 1968, or FHA, and the Real Estate Settlement Procedures Act of 1974, or RESPA. The FHA prohibits discrimination in the purchase or sale of homes and applies to real estate brokers and agents, among others. The FHA prohibits expressing any preference or discrimination based on race, religion, sex, handicap, and certain other protected characteristics, and applies broadly to many forms of advertising and communications. RESPA restricts kickbacks or referral fees that real estate settlement service providers such as real estate brokers, title, escrow and closing service providers, may pay or receive in connection with the referral of settlement services. RESPA also requires disclosures regarding certain relationships or financial interests among providers of real estate settlement services. RESPA provides a number of exceptions that allow for payments or splits between service providers, including market-rate compensation for services actually provided.

We are also subject to a variety of laws, rules and regulations relating to the provision of title and escrow services, our memberships in trade organizations including the National Association of Realtors, or NAR, state and local associations of REALTORS, and Multiple Listing Services, or MLSs, our collection, use, and disclosure of data collected from our website and mobile users, and the manner and circumstances under which we or third parties may market and advertise our services to consumers. See “Risk Factors—Risks Related to Our Legal and Regulatory Environment” for additional information and a discussion of our regulatory risks.

INTELLECTUAL PROPERTY

The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of trademarks, trade secrets, copyrights, patents, confidentiality procedures, contractual commitments, domain names, and other legal rights to establish and protect our intellectual property. We generally enter into confidentiality agreements and invention or work product assignment agreements with our officers, employees, agents, contractors, and business partners to control access to, and clarify ownership of, our proprietary information.

As of December 31, 2020, we had 18 trademark registrations and applications in the United States, including registrations for “Compass” and the Compass logo. We also had 12 trademark registrations and applications in certain foreign jurisdictions. Additionally, we are the registered holder of a number of domain names, including “compass.com.”

As of December 31, 2020, we had one U.S. patent application pending and one patent application pending under the patent cooperation treaty. We continually review our development efforts to assess the existence and patentability of new intellectual property. We intend to continue to evaluate the benefit of patent protection with respect to our technology, and will file additional applications when we believe it will be beneficial.

LEGAL PROCEEDINGS

Avi Dorfman v. Robert Reffkin and Urban Compass, Inc.

In July 2014, Avi Dorfman and RentJolt, Inc., or RentJolt, filed suit against us and Robert Reffkin, our Chief Executive Officer, in New York County Supreme Court, seeking compensation for certain services, trade secrets, and other contributions allegedly provided in our formation, and seeking unspecified damages payable in cash or equity. After miscellaneous motion practice, in June 2018, we moved for summary judgment, the court held oral argument in October 2018 and ultimately denied our motion for summary judgment in October 2019. In November 2019, we appealed portions of the court’s summary judgment ruling. In February 2020, the appellate court granted in part and denied in part our appeal resulting in RentJolt voluntarily discontinuing its only remaining claim and leaving the case. We have one motion in limine pending. A trial date has been set for September 2021.

Realogy Holdings Corp., et al v. Urban Compass, Inc. and Compass Inc.

In July 2019, Realogy Holdings Corp., or Realogy, NRT New York LLC, or Corcoran, and many of Realogy’s related entities, filed a complaint against us in the New York County Supreme Court. The complaint alleges various violations of New York and California state law related to claims of unfair competition and seeks injunctive relief and other unspecified money damages. We filed a motion to dismiss in September 2019. In September 2019, the plaintiffs filed an amended complaint, removing one claim and adding a claim for defamation. In November 2019, we moved to compel arbitration related to claims asserted by Corcoran and moved to dismiss all of the counts. In June 2020, the court denied the motion to dismiss and denied the motion to compel arbitration as moot, granting the plaintiffs leave to amend the complaint as to claims asserted by Corcoran without prejudice to our ability to move to compel or dismiss the second amended complaint. In July 2020, the plaintiffs filed their second amended complaint. In December 2020, the court denied our motion to compel arbitration on the plaintiffs’ second amended complaint without prejudice. We filed our answer to the second amended complaint and counterclaims in January 2021. Additionally, we appealed the lower court’s denial of our motion to dismiss and motion to compel arbitration in February 2021. Discovery is proceeding.

We currently believe we have substantial and meritorious defenses to these claims, and we intend to defend each of the above claims made against us vigorously. Litigation, however, is inherently uncertain, and any judgment or injunctive relief entered against us or settlement could materially and adversely impact our business, financial condition, operating results, and prospects. In addition, litigation can involve significant management time and attention, and the cost of litigation can be expensive, regardless of outcome.

Other

We are and, from time to time, we may become, involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any other legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of March 1, 2021:

Name	Age	Position
Executive Officers:
Robert Reffkin	41	Founder, Chairman and Chief Executive Officer
Kristen Ankerbrandt	42	Chief Financial Officer
Greg Hart	51	Chief Product Officer
Kamini Lane	40	President, West Region
Robert Lehman	32	Chief Business Officer
Anand Mehta	49	Chief People Officer
Neda Navab	34	President, East Region
Brad Serwin	59	General Counsel and Corporate Secretary
Joseph Sirosh	52	Chief Technology Officer
Danielle Wilkie	44	President, Central Region
Directors:
Jeffrey Housenbold(1)	51	Director
Eileen Murray(2)(3)	63	Director
Charles Phillips(2)(3)*	61	Director
Steven Sordello(2)(3)	51	Director
Pamela Thomas-Graham(1)	57	Director

*	Lead Independent Director
(1)	Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers

Robert Reffkin. Mr. Reffkin founded our company and has served as our Chief Executive Officer and a member of our board of directors since October 2012, and has served as the chairman of our board of directors since February 2021. Prior to founding our company, he served in various capacities at the Goldman Sachs Group, Inc., an investment banking company, from August 2006 to September 2012, most recently as Chief of Staff to the President and Chief Operating Officer. Prior to Goldman Sachs, he was a White House Fellow from 2005 to 2006. Mr. Reffkin holds a B.A. and M.B.A. from Columbia University. We believe that Mr. Reffkin is qualified to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and as our founder.

Kristen Ankerbrandt. Ms. Ankerbrandt has served as our Chief Financial Officer since November 2018. Prior to joining us, Ms. Ankerbrandt was a senior investment professional at The Carlyle Group, a global private equity and asset management firm, from August 2007 to November 2018, as a member of its flagship U.S. Buyout team focused on global investments in the technology and business services space. Prior to that, Ms. Ankerbrandt held positions at Amazon.com, Inc., a multinational technology company, from 2006 to 2007, at private equity firm Bruckmann, Rosser, Sherrill & Co. from 2003 to 2005, and at Goldman, Sachs & Co. in the technology, media and communications investment banking team from 2000 to 2003. Over her career, Ms. Ankerbrandt has been involved in transactions with a total value in excess of $20 billion, including multiple leveraged buyouts, growth investments, and carve-out opportunities, and has extensive public and private equity and debt financing experience. Ms. Ankerbrandt holds a B.A. in Economics from Columbia University and an MBA from the Harvard Business School.

Greg Hart. Mr. Hart has served as our Chief Product Officer since April 2020. Prior to joining us, Mr. Hart served in a variety of roles at Amazon.com, Inc., a multinational technology company, from March 1997 to

April 2020, most recently as Vice President of Amazon Prime Video. He has a demonstrated track record leading and innovating in successively larger and more complex roles, spanning positions ranging from marketing in Amazon’s early days, to product management in Amazon’s media businesses, to general management of billion-dollar retail businesses, to building and launching innovative new products and services (Amazon Echo & Alexa), to leading worldwide Prime Video, and served as Technical Advisor to Amazon CEO Jeff Bezos. Mr. Hart has extensive experience building and managing large, globally distributed teams comprising business line leaders, marketers, product managers, UX designers, engineers, machine learning and speech scientists. Mr. Hart holds 57 issued patents with additional patent submissions pending. Mr. Hart holds a B.A. in English Literature from Williams College.

Joseph Sirosh. Mr. Sirosh has served as our Chief Technology Officer since December 2018. Prior to joining us, Mr. Sirosh served as Chief Technology Officer for Artificial Intelligence at the Microsoft Corporation, a technology company, from June 2013 to December 2018. During his tenure at Microsoft, he led product and engineering teams with responsibility for the enterprise database, Big Data and machine learning products. Prior to Microsoft, Mr. Sirosh served as a vice president at Amazon.com, Inc., from 2004 to 2013, where he managed the Global Inventory Platform for Amazon’s Consumer Business, and built the machine learning and Transaction Risk Management teams. Mr. Sirosh holds a B.Tech in Computer Science and Engineering from the Indian Institute of Technology, Madras, and a M.S. in Computer Science and a Ph.D. in Neural Networks from the University of Texas at Austin.

Kamini Lane. Ms. Lane joined Compass in January 2019 and has served as our President, West Region since November 2020. Prior to that, she served as our Regional President, Southern California. Before joining us, Ms. Lane served as Chief Marketing Officer of Tradesy, Inc., an online fashion marketplace from June 2016 to January 2019. Prior to that, Ms. Lane served as a Senior Vice President and Head of Business Leadership at RAPP Worldwide, Inc., an advertising and public relations firm, from February 2012 to May 2016. Ms. Lane has accumulated 15 years of experience in marketing, communications, and operations, as well as a deep understanding of the luxury consumer and technology-based marketplaces. Ms. Lane holds a B.S. in Business Administration from the Haas School of Business at UC Berkeley and an M.B.A. from Harvard Business School.

Robert Lehman. Mr. Lehman has served as our Chief Business Officer since March 2019. Beforehand, he served as our Chief Growth Officer from October 2018 to March 2019, and as Chief Revenue Officer from November 2015 to October 2018, as well as other earlier roles since November 2013. Prior to joining us, Mr. Lehman served as a Senior Associate at McKinsey & Company, a management consulting firm, from August 2011 to November 2013. Mr. Lehman holds a B.A. in Political Science from Duke University.

Anand Mehta. Mr. Mehta has served as our Chief People Officer since July 2020. Prior to joining us, Mr. Mehta served as the Head of People and Talent at Bridgewater Associates, an asset management firm. From September 2008 to July 2020, Mr. Mehta served in a variety of roles at Bridgewater, most recently as Head of People and Talent. Mr. Mehta holds a B.S. in Applied Mathematics from Yale University and an M.B.A. from Northwestern University’s Kellogg School of Management.

Neda Navab. Ms. Navab joined Compass in October 2018 and has served as our President, East Region since April 2019, previously serving in various capacities, including Chief of Staff to the Chief Executive Officer, since October 2018. Before joining us, she served as Director of Urban Systems at Sidewalk Labs, the division of Google focused on building smart cities, from October 2017 to October 2018. From November 2014 to October 2017, Ms. Navab served in various capacities at Enjoy Technology, Inc., an e-commerce platform, most recently as Head of Experience and Innovation. She previously served as a Senior Marketing Management at Box, Inc., a cloud content management and file sharing service, from July 2013 to November 2014. From August 2008 to July 2011, she worked at McKinsey & Company. She received a B.A. in Economics from Columbia University and an M.B.A. from Harvard Business School.

Brad Serwin. Mr. Serwin has served as our General Counsel and Corporate Secretary since May 2020. Mr. Serwin has over 30 years of experience as a corporate and securities lawyer. Prior to joining us, he served as

General Counsel and Corporate Secretary of Glassdoor, Inc., an online employer review and rating website, from June 2015 to May 2020. From March 2012 to June 2015, Mr. Serwin served as a Senior Vice President and Deputy General Counsel at eBay Inc., a multinational internet marketplace. Mr. Serwin holds a B.A. from University of California, Los Angeles and a J.D. from Harvard Law School.

Danielle Wilkie. Ms. Wilkie joined Compass in July 2019 and has served as our President, Central Region since November 2020, previously serving as our Regional President, Colorado. Prior to joining us, Ms. Wilkie served as a Senior Vice President at Craftsy, a subscription video on-demand service, from January 2015 to June 2019. Before joining Craftsy, Ms. Wilkie served as a Senior Vice President for marketing at Wazee Digital Inc., a content management, delivery, and monetization company, from June 2013 to January 2015. Ms. Wilkie has enjoyed 20+ year career following technology transformation across a variety of industries: property management, home improvement, insurance, digital advertising, content licensing and online learning & ecommerce and has continued to leverage a customer-driven approach in all her leadership roles. She has been part of several successful startup exits including HomeAdvisor, a digital marketplace (formerly known as ServiceMagic and sold to IAC, a holding company, in 2004), NetQuote, an insurance lead provider (sold to Bankrate, LLC, a consumer financial services company, in 2010) and Craftsy, a video on-demand service (sold to NBCUniversal Media LLC, a mass media and entertainment conglomerate, in 2018). She holds a B.A. in Sociology from Smith College and an M.B.A. from the University of Colorado.

Directors

Robert Reffkin. For a brief biography of Mr. Reffkin, see the section titled “—Executive Officers.”

Jeffrey Housenbold. Mr. Housenbold joined our board of directors in November 2020. Mr. Housenbold has been a Managing Partner at SoftBank Investment Advisers, a venture capital firm, since June 2017. From February 2016 to June 2017, he was an Entrepreneur-in-Residence at Sutter Hill Ventures, a venture capital fund. From January 2005 to February 2016, Mr. Housenbold served as President, Chief Executive Officer, and a director of Shutterfly, Inc., a manufacturer and digital retailer of personalized products and services. Mr. Housenbold currently serves on the board of directors of DoorDash, Inc., a food service delivery technology company, and several private companies, and also serves on the board of trustees of Carnegie Mellon University. He previously served as a director of Chegg, Inc., an education technology company, and Groupon, Inc., an e-commerce marketplace. Mr. Housenbold holds a B.S. in Economics and a B.S. in Business Administration from Carnegie Mellon University and an M.B.A. from Harvard Business School. We believe Mr. Housenbold is qualified to serve on our board of directors because of his extensive experience as a public company chief executive officer and in the venture capital industry and his knowledge of technology companies.

Eileen Murray. Ms. Murray joined our board of directors in February 2020. Ms. Murray most recently served as Co-Chief Executive Officer of Bridgewater Associates, an asset management firm, from January 2015 to April 2020. Ms. Murray currently also serves as Chair of Board of Governors of the Financial Industry Regulatory Authority, Inc., a self-regulating organization that oversees U.S. broker dealers, where she was first appointed to the Board of Governors in July 2016. She also serves on the Board of Directors of HSBC Holdings plc, a public multinational banking and financial services group, and Atlas Crest Investment Company, a special purpose acquisition company. Ms. Murray holds a B.S. in accounting from Manhattan College. We believe Ms. Murray is qualified to serve on our board of directors because of her extensive corporate strategy, financial, and management experience.

Charles Phillips. Mr. Phillips joined our board of directors in August 2020 and has served as our lead independent director since February 2021. Mr. Phillips previously served as the Chairman and Chief Executive Officer of Infor (US), Inc., a cloud applications company, from December 2010 to February 2020. He has also served as Managing Partner and Co-Founder at Recognize, a technology investing and transformation company, since February 2020. From May 2003 to August 2010, Mr. Phillips served as co-president and a member of the board of directors of Oracle Corporation, a computer technology company, and Viacom Inc., a media and entertainment company. He serves on the boards of The American Express Company, a public global payments company, ViacomCBS Corporation, a public mass media company, the Apollo Theater, a performance company, and the New York Police Foundation and has previously served on the board of the Federal Reserve Bank of New York and President Barack Obama’s Economic Recovery Board. Mr. Phillips holds a B.S. in Computer Science from the U.S. Air Force Academy, a J.D. from New York Law School and an M.B.A. from Hampton University. We believe Mr. Phillips is qualified to serve on our board of directors because of his executive leadership experience, including in the technology sector.

Steven Sordello. Mr. Sordello joined our board of directors in November 2020. Mr. Sordello currently serves as Chief Financial Officer of LinkedIn Corporation, a professional social networking platform, which he joined in July 2007. Prior to that, he served as the Chief Financial Officer of TiVo, Inc., a manufacturer of digital video recorders, from August 2006 to July 2007. Mr. Sordello also serves on the board of directors of Atlassian Corporation Plc, a public enterprise software company, and as a member of the Board of Trustees at Santa Clara University. Mr. Sordello holds a B.S. in Management and an M.B.A. from Santa Clara University. We believe Mr. Sordello is qualified to serve as a member of our board of directors because of his operational and financial expertise gained as an executive at several technology companies.

Pamela Thomas-Graham. Ms. Thomas-Graham joined our board of directors in February 2020. Ms. Thomas-Graham is the founder and has served as the Chief Executive Officer at Dandelion Chandelier LLC, a private digital media enterprise focused on the world of luxury, since August 2016. From October 2015 to August 2016, Ms. Thomas-Graham served as Chair, New Markets, of Credit Suisse Group AG, a multinational investment bank and financial services company, and from January 2010 to October 2015, she served as Chief Marketing and Talent Officer, Head of Private Banking & Wealth Management New Markets, and member of the Executive Board of Credit Suisse. Ms. Thomas-Graham currently serves on the board of directors Peloton Interactive, Inc., a public technology company; Bank of N.T. Butterfield & Son, a public banking firm; Norwegian Cruise Line Holdings Ltd., a public global cruise company; The Clorox Company, a public manufacturer of consumer and professional products; and Bumble, Inc. a public technology company. Ms. Thomas-Graham holds a B.A. in Economics from Harvard University, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School. We believe Ms. Thomas-Graham is qualified to serve on our board of directors because of her strategic, operational and corporate governance experience on public and private companies.

Appointment of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors Composition

Our board of directors currently consists of six members with one vacancy. Pursuant to our amended and restated certificate of incorporation as in effect prior to the completion of this offering and our seventh amended and restated voting agreement, Robert Reffkin, Jeffrey Housenbold, Eileen Murray, Charles Phillips, Steven Sordello and Pamela Thomas-Graham have been designated to serve as members of our board of directors. Our current directors were elected as follows:

•	Mr. Reffkin was elected by holders of our common stock;

•	Mr. Housenbold was elected as the designee nominated by holders of our Series E convertible preferred stock; and

•	each of Ms. Murray, Mr. Phillips, Mr. Sordello and Ms. Thomas-Graham were designated by the holders of our common stock and preferred stock.

The provisions of our amended and restated certificate of incorporation and our seventh amended and restated voting agreement by which the directors are currently elected will terminate in connection with this offering and there will be no contractual obligations regarding the election of our directors following this offering.

After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our restated certificate and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.

Current Board of Directors

Our board of directors currently consists of six members with one vacancy. Pursuant to our amended and restated certificate of incorporation as in effect prior to the completion of this offering our seventh amended and restated voting agreement, as amended, Robert Reffkin, Jeffrey Housenbold, Eileen Murray, Charles Phillips, Steven Sordello and Pamela Thomas-Graham have been designated to serve as members of our board of directors.

The provisions of our amended and restated certificate of incorporation and our seventh amended and restated voting agreement, as amended, by which the directors are currently elected will terminate in connection with this offering and there will be no contractual obligations regarding the election of our directors following this offering.

After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our restated certificate and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.

Classified Board of Directors

Our restated certificate of incorporation that will be in effect immediately prior to the completion of this offering provides that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our directors will be divided among the three classes as follows:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2022, will consist of Robert Reffkin and Eileen Murray;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2023, will consist of Pamela Thomas-Graham and Charles Phillips; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2024, will consist of Steven Sordello and Jeffrey Housenbold.

Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering provide that only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions” for additional information.

Director Independence

Our Class A common stock will be listed on the the New York Stock Exchange. Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of the New York Stock Exchange, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the closing of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Mses. Murray and Thomas-Graham, and Messrs. Housenbold, Phillips and Sordello are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the New York Stock Exchange. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related-Party Transactions.”

Lead Independent Director

Our board of directors will adopt, effective prior to the completion of this offering, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed Mr. Phillips to serve as our lead independent director. As lead independent director, Mr. Phillips will preside over periodic meetings of our independent directors, serve as a liaison between the chairperson of our board of directors and the independent directors, and management and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below as of the closing of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee will operate under a written charter approved by our board of directors that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange. Following this offering, copies of each committee’s charter will be posted on the Investor Relations section of our website.

Audit Committee

Our audit committee is comprised of Ms. Murray, Mr. Phillips and Mr. Sordello. Ms. Murray is the chairperson of our audit committee. Ms. Murray and Messrs. Phillips and Sordello each meet the requirements for independence under the current New York Stock Exchange listing standards and SEC rules and regulations. In addition, our board of directors has determined that Ms. Murray is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act. This designation does not impose on her any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Each member of our audit committee is financially literate. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results and consolidated financial statements;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•

inquiring about significant risks, reviewing our policies for risk assessment and risk management, including cybersecurity risks, and assessing the steps management has taken to control these risks; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Ms. Thomas-Graham and Mr. Housenbold. Ms. Thomas-Graham is the chairperson of our compensation committee. The composition of our compensation committee meets the requirements for independence under the current New York Stock Exchange listing standards and SEC rules and regulations. Each member of this committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation and the terms of any compensatory agreements of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, equity incentive compensation and equity plans;

•	assessing compliance with our stock ownership guidelines; and

•	establishing our overall compensation philosophy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Ms. Murray and Messrs. Phillips and Sordello. Mr. Phillips is the chairperson of our nominating and corporate governance committee. The composition of our nominating and corporate governance committee meets the requirements for independence under the current New York Stock Exchange listing standards and SEC rules and regulations. Our nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	recommending directors to serve on board committees;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing succession plans for senior management positions, including the chief executive officer;

•	reviewing proposed waivers of the global code of conduct for directors, executive officers, and employees (with waivers for directors or executive officers to be approved by the board of directors);

•	evaluating, and overseeing the process of evaluating, the performance of our board of directors;

•

making recommendations to our board of directors, and reviewing with management our programs relating to corporate responsibility and sustainability, including environmental, social and corporate governance matters, and diversity and inclusion matters;

•	reviewing related-party transactions that are material or otherwise implicate disclosure requirements; and

•	advising our board of directors on corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during 2020.

Code of Business Conduct and Ethics

Our board of directors has adopted a global code of business conduct and ethics that applies to all of our employees, officers, and directors, which will become effective upon the effectiveness of this registration statement of which this prospectus is a part. The full text of our global code of conduct will be posted on the Investor Relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our global code of conduct, or waivers of these provisions, on our website or in public filings.

Director Compensation

The table below provides information regarding the total compensation of the non-employee members of our board of directors who served on our board of directors during 2020. Ori Allon, who served on our board of directors until February 2021, and Mr. Reffkin were our only employee directors in 2020 and received no compensation for their service as directors. Other than as set forth in the table and described more fully below, during 2020, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors.

Name	Option Awards($)(1)(2)	Total($)
Jeffrey Housenbold	—	—
Eileen Murray	1,156,291	1,156,291
Charles Phillips	1,854,107	1,854,107
Steven Sordello	3,218,222	3,218,222
Pamela Thomas-Graham	1,156,291	1,156,291

(1)

The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to our non-employee directors during 2020 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 12 of the notes to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our non-employee directors from the stock options.

(2)

The following table sets forth information on stock options granted to non-employee directors during 2020, the aggregate number of shares of our Class A common stock underlying outstanding stock options held by our non-employee directors as of December 31, 2020, and the aggregate number of shares of our Class A common stock underlying outstanding unvested stock options held by our non-employee directors as of December 31, 2020:

Name	Number of Shares Underlying Stock Options Granted in Fiscal 2020(1)	Number of Shares Underlying Stock Options Held at Fiscal Year End	Number of Shares Underlying Unvested Stock Options Held at Fiscal Year End
Jeffrey Housenbold	—	—	—
Eileen Murray	194,460	194,460	167,460
Charles Phillips	194,460	194,460	183,660
Steven Sordello	194,460	194,460	194,660
Pamela Thomas-Graham	194,460	194,460	167,460

(1)	Option awards listed vest monthly at the rate of 1/48th of our Class A common stock underlying the stock option following the vesting commencement date, in each case subject to continued service.

Non-Employee Director Compensation Policy

Before this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. In connection with this offering, our board of directors has adopted a non-employee director compensation policy, which will take effect following the completion of this offering.

Cash Fees

Following the completion of this offering, each non-employee director will also be entitled to receive an annual cash retainer of $50,000 for service on the board of directors, payable quarterly in arrears, with the first such payment made on August 1, 2021, and additional annual cash compensation for committee membership as follows:

•	Lead Independent Director Service Fee: $50,000

•	Committee Chair Service Fee (in lieu of Non-Chair Committee Member Service Fee set forth below):

○	Audit Committee chair: $20,000

○	Compensation Committee chair: $15,000

○	Nominating and Corporate Governance Committee chair: $10,000

•	Non-Chair Committee Member Service Fee (not in addition to Committee Chair Service Fee):

○	Audit Committee member: $10,000

○	Compensation Committee member: $7,500

○	Nominating and Corporate Governance Committee member: $5,000

Each of our non-employee directors will have the ability to elect to receive his or her cash fees in the form of RSUs, pursuant to a written election made in the year prior to year for which the cash fees would otherwise be payable (excepting that our directors shall have 30 days from the adoption date of the program to make an initial election and any new non-employee director shall have 30 days from the date that he or she become eligible to participate in the program to make an election). Any RSUs granted in lieu of cash fees will be granted on the date of the annual meeting of our stockholders for the applicable year, and will vest in four equal installments on each of February 1, May 1, August 1, and November 1, and, if not fully vested, shall vest in full on the earliest to occur of (i) the date of the next annual meeting of our stockholders after the applicable grant date, (ii) the one year anniversary of the applicable grant date, or (iii) the date of a corporate transaction (as defined in our 2021 Plan) and will be settled within thirty days of each vesting date.

Annual RSU Grant. On May 3, 2021, and on the date of each annual meeting of stockholders following the completion of this offering, each non-employee director who is serving on our board of directors on, and will continue to serve on our board of directors following, the date of such annual meeting will automatically be granted RSUs, or the Annual RSUs, under our 2021 Plan having an aggregate value of $225,000 based on the average daily closing price of the Class A Common Stock in the ten business days ending on the day preceding the date of grant. The Annual RSUs shall vest in full on the earlier of (i) the date of the next annual meeting of stockholders and (ii) the date that is one year following the Annual RSU grant date, in each case so long as the non-employee director continues to provide services to us through such date. In addition, the Annual RSUs will fully vest upon the consummation of a corporate transaction.

Non-Employee Director Compensation Limits

No non-employee director may receive equity awards under our 2021 Plan with an aggregate grant date fair value (determined as set forth in the 2021 Plan) that, when combined with cash compensation received for service as a non-employee director, exceeds $750,000 in a calendar year.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of our executive compensation philosophy, objectives, and design, our compensation-setting process, the components of our executive compensation program, and the decisions made for compensation in respect of 2020 for our executive officers should be read together with the compensation tables and related disclosures set forth below. The discussion in this section contains forward-looking statements that are based on our current considerations and expectations relating to our executive compensation programs and philosophy. As our business and our needs evolve, the actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section.

Overview

This section explains our executive compensation philosophy, objectives, and design; our compensation-setting process; the components of our executive compensation program; and the decisions made in 2020 with respect to the compensation of each of our named executive officers. Our named executive officers for 2020, which consist of the executive officers who appear in “—2020 Summary Compensation Table” below, are:

•	Robert Reffkin, our founder, Chairman and Chief Executive Officer, or CEO;

•	Kristen Ankerbrandt, our Chief Financial Officer;

•	Greg Hart, our Chief Product Officer;

•	Brad Serwin, our General Counsel and Corporate Secretary; and

•	Joseph Sirosh, our Chief Technology Officer.

Executive Compensation Philosophy, Objectives, and Design

Philosophy. We are focused on our mission to help everyone to find their place in the world. We compete in highly dynamic and quickly changing technology and real estate markets, and believe that in order for us to be successful we must hire and retain talent who can continue to develop our strategy, quickly innovate and develop our platform, build new products and services, increase the number of agents on our platform and their engagement, and constantly enhance our business model.

In order to execute on our strategy, over the past several years we have sought to attract and retain an experienced executive team who we believe will enable us to achieve our short-term and long-term strategic objectives, while simultaneously creating sustainable long-term value for our stockholders that facilitate and support our growth. The components and structure of the compensation we offered to our executive officers during this period varied as a result. As we transition to become a publicly-traded company, we have begun to further evaluate and evolve our executive compensation program, including by establishing a compensation committee, retaining compensation consultants, and modifying our executive compensation program. We intend to continue to work to align our overall executive compensation philosophy and program with those of leading U.S.-based publicly-traded technology companies, while retaining a necessary measure of flexibility to address appropriate individual circumstances.

Objectives. Our executive compensation program is designed to achieve the following objectives:

•	attract, retain, and motivate talented executive officers whose skills, experience, and performance are critical to achieve our financial and strategic objectives;

•	encourage our executives to reinforce our values;

•	align compensation incentives to performance and the interests of our stockholders;

•	reward our executive officers for their experience and performance and motivate them to achieve our long-term strategic goals; and

•	ensure that our total compensation is fair, reasonable, and competitive.

Design. The total compensation package for our executive officers in 2020 consisted primarily of a combination of base salary, annual bonuses, and long-term incentives in the form of service-based and performance-based equity awards. Our executive compensation program has historically been weighted toward equity grants, consisting of RSUs and stock options, as well as cash bonuses.

We have used base salaries to compensate executive officers for their day-to-day responsibilities at levels that we feel are necessary to attract and retain executive talent. However, we believe that placing a strong emphasis on equity compensation and bonuses linked to achieving company and individual performance goals aligns with our entrepreneurial spirit and incentivizes our executive officers to maximize stockholder value by pursuing strategic opportunities that advance our mission.

As we transition from being a privately-held company to a publicly-traded company, we expect that our need to attract and retain executive talent in competition with other leading publicly-traded technology companies will remain essential to our future success and may become more challenging over time. We intend to regularly evaluate our executive compensation philosophy and program. At a minimum, the compensation committee of our board of directors will review our executive compensation program on an annual basis and will seek to align our overall executive compensation philosophy and program with those of leading U.S. publicly-traded technology companies, while retaining a necessary measure of flexibility to help us achieve our long-term strategic goals and to address appropriate individual circumstances. As a result, the allocations among specific compensation elements may shift for our executive officers from time to time as we continue to assess the appropriate mix to align with our compensation philosophy. We anticipate continuing our emphasis on pay-for-performance and long-term incentive compensation for our executive officers.

Compensation Policies and Practice

The compensation committee seeks to ensure sound executive compensation practices to adhere to our pay-for-performance philosophy while appropriately managing risk and aligning our compensation programs with long-term stockholder interests. The following summarizes our executive compensation and related policies and practices:

We Do	We Do Not Do
Maintain an Independent Compensation Committee and Advisors. Following this offering, the compensation committee will be comprised solely of independent directors. The compensation committee has engaged its own compensation consultant to provide information, analysis, and other advice on executive compensation independent of management.	We Do Not Use “Single-Trigger” Change in Control Severance Payments or Benefits. We do not provide “single-trigger” change in control severance payments or benefits to our named executive officers.

Annual Executive Compensation Review. Following this offering, our compensation committee will conduct an annual review and approval of our compensation strategy, including a review and determination of our compensation peer group used for comparative purposes and a review of our compensation-related risk profile to ensure that our compensation programs do not encourage excessive or inappropriate risk-taking and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on us.	We Do Not Offer Executive Retirement Plans. We do not offer defined benefit pension plans or any non-qualified deferred compensation plans or arrangements to our named executive officers other than the plans and arrangements that are available to all employees. Our named executive officers are eligible to participate in our 401(k) Plan on the same basis as our other employees.

We Do	We Do Not Do
Pay for Performance. We emphasize a pay-for-performance philosophy, to align the long-term interests of our executive officers with those of our stockholders. A substantial portion of total compensation for our executive officers is equity-based and is therefore “at risk.” We also grant performance- based equity to certain of our executives to further align their pay with our performance.	No Excise Tax Payments. We do not have any agreements that provide reimbursement or gross-ups for excise taxes on payments or benefits received as a result of a change in control.

Succession Planning. Following this offering, we will periodically review the risks associated with our key executive officer positions to ensure adequate succession plans are in place.	No Hedging of our Equity Securities. Our insider trading policy to be in effect following this offering will prohibit our employees, including our executive officers, and the members of our board of directors from hedging our equity securities.

Hedging prohibitions. In connection with this offering, our board of directors has adopted an insider trading policy which, among other things, prohibits our employees, including officers or directors, from making short sales, engaging in transactions in publicly-traded options (such as puts and calls) and other derivative securities relating to our Class A common stock, whether such securities are granted as compensation or are held, directly or indirectly, by the employee or director. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding our securities.

Exchange Act Rule 10b5-1 Plans. Following this offering, our insider trading policy will provide that our executive officers, non-employee directors and certain of our employees will be required to transact in our securities pursuant to written plans, known as “Rule 10b5-1 plans,” in which they will contract with a broker to buy or sell shares of our Class A common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the executive officer, non-employee director or employee when entering into the plan, without further direction from them.

Compensation-Setting Process

Role of our board of directors and compensation committee. Prior to the establishment of our compensation committee, our board of directors, and members of our management, including our CEO, have been responsible for generally overseeing the activities of our executive compensation program, including making recommendations as to the form and amount of compensation to be paid or awarded to certain of our executive officers, and approving the form and amount of such compensation as well as entering into offer letters with certain of our executive officers. In June 2020, our board of directors established a compensation committee to oversee our executive compensation program. Following this offering, our compensation committee will be responsible for overseeing our executive compensation programs and decisions with appropriate input from our board of directors.

During 2020, our board of directors and, following its establishment, our compensation committee, was responsible for reviewing, recommending and approving our overall compensation strategy, cash and incentive compensation, and equity-based grants for our executive officers. Following this offering, our compensation committee will have direct responsibility for individual executive compensation decisions, including evaluating and managing our executive compensation philosophy and programs, will oversee decisions regarding specific equity-based compensation plans, programs, and grants, as well as cash-based compensation plans and agreements for our executive officers and non-employee directors, and periodically review the selection of companies in our peer group for purposes of benchmarking executive officer and non-employee director compensation programs. Our compensation committee will conduct annual reviews and approve (or, make recommendations to our board of directors regarding the adoption and approval of) our cash-based and equity-based incentive compensation plans, programs, and arrangements for our executive officers and non-employee directors. Our compensation committee will also oversee annual reviews of the individual and corporate goals and objectives applicable to the compensation of our executive officers.

During 2020, our board of directors, and following its establishment, our compensation committee, considered a combination of the following factors when reviewing and approving executive compensation, as further explained in the discussions of each element of compensation below:

•

individual negotiations with executive officers, particularly in connection with their initial compensation package and changes to compensation packages, including compensation opportunities they had foregone at their prior employers;

•	company and individual performance, as we believe this motivates our executive officers to achieve our financial and strategic objectives and aligns their interests with those of our stockholders;

•	criticality of each executive officer’s role to us; and

•	recommendations of members of management, including our CEO.

We expect that in setting executive compensation following this offering, we may review and consider, in addition to the items above, factors such as the achievement of predefined milestones, tax deductibility of compensation, the total compensation that may become payable to executive officers in various hypothetical scenarios, the performance of our Class A common stock on the New York Stock Exchange following this offering, and compensation levels offered to executives employed by companies in our peer group or which we considered to be our competitors for recruiting and retaining executive officers.

Role of management. In setting compensation for 2020, our board of directors, and following its establishment, our compensation committee, worked closely with members of our management, including our CEO, as well as our compensation consultant. Management activities included establishing and reviewing salary, equity awards and bonuses, and other compensation for our executive officers, determining performance goals and objectives, and negotiating new hire packages and executive agreements. Our board of directors worked with members of our management to gather market and operating data that members of our management reviewed in making their recommendations to our compensation committee. From time to time, members of our management, including our CEO, attended meetings (or portions of meetings) of our board of directors and compensation committee to present information and answer questions.

Role of compensation consultants. The compensation committee has the authority to engage its own advisors to assist in carrying out its responsibilities. In 2020, we retained the Semler Brossy Consulting Group, or Semler Brossy, an independent executive compensation consulting firm, to advise the compensation committee with respect to executive compensation, negotiating new hire packages, advising our board of directors, compensation committee, and CEO with respect to the executive compensation market, and generally supporting the design and operation of our executive compensation program. Our board of directors and management have also received advice from Compensia, Inc. on pay related matters.

Following this offering, we expect that Semler Brossy will continue to advise our board of directors and compensation committee with respect to executive compensation matters. We also expect that Semler Brossy will help us align our overall executive compensation philosophy and program with those of leading U.S. publicly-traded technology companies, while retaining a necessary measure of flexibility to address appropriate individual circumstances.

Semler Brossy reports directly to the compensation committee, although they may meet with members of management for the purposes of gathering information on proposals that management may make to the compensation committee. Semler Brossy does not provide any services to us other than the services provided to the compensation committee and board of directors.

Use of market compensation data; creation of peer group.

We expect that our executive compensation program will change as our business and needs evolve, as we transition to become a publicly-traded company, and as we undertake a comprehensive review to align our overall executive compensation philosophy and program with those of leading U.S. publicly-traded technology companies. As part of this process, our compensation committee, in consultation with our compensation consultants, has identified the following companies as the peer group we intend to use in benchmarking executive compensation going forward.

2020 Peer Group
Black Knight	Envestnet	RealPage
Blackbaud	Euronet Worldwide	Redfin
CDK Global	Guidewire Software	Slack Technologies
Datadog	GoDaddy	SS&C Technologies Holdings
Dropbox	Palo Alto Networks	Yelp
Elastic N.V.

Following this offering, our compensation committee intends to work with members of our management including our CEO, and our compensation consultant to position pay based on a variety of factors, including market data for executive compensation drawn from our post-offering peer group. As our business and needs evolve, we expect that our compensation committee will periodically evaluate our post-offering peer group and its use within our executive compensation program as circumstances require.

Components of Executive Compensation Program

Base salary. We provide base salary as a fixed source of compensation for our executive officers for their day-to-day responsibilities, allowing them a degree of certainty in the face of working for a privately-held company while having a meaningful portion of their compensation “at risk” in the form of equity awards covering the shares of a privately-held company and cash bonuses contingent on the achievement of specific performance objectives. Our compensation committee recognizes the importance of base salaries as an element of compensation that, in certain circumstances, can help attract and retain talented and experienced executive officers.

Base salaries for our executive officers, other than our CEO, were established primarily based on individual negotiations with the executive officers when they joined our company. In determining compensation for our executive officers, we considered compensation opportunities that these executive officers were foregoing from their prior employers, each executive officer’s anticipated role criticality relative to others at our company, and the determination by our board of directors and members of our management, including our CEO, of the essential need to attract and retain these executive officers. Base salaries of our executive officers will be reviewed periodically by our compensation committee, and adjustments are made as deemed appropriate.

In connection with the COVID-19 pandemic and related economic slowdown and uncertainty in the U.S. and globally, our board of directors, in consultation with our CEO, decided to temporarily reduce salaries of certain of our officers and employees in March, April and May 2020 on an individual basis. Following improvement in economic conditions and our results of operations, certain salaries were reinstated in August 2020.

Our named executive officers’ base salary rates as of December 31, 2020 were as follows:

Named Executive Officer	2020 Annual Base Salary Rate		2020 Earned Salary
Robert Reffkin	$400,000	(1)	$126,350
Kristen Ankerbrandt	$375,000		$320,312
Greg Hart	$400,000		$237,879
Brad Serwin	$325,000		$169,271
Joseph Sirosh	$450,000		$379,688

(1)	Effective January 1, 2021.

Signing bonuses. From time to time, we have provided special signing bonuses to attract talented and experienced executive officers. We have provided these signing bonuses based on individual negotiations which reflect, in large part, compensation opportunities that these executive officers were foregoing from their prior employers, the executive officer’s anticipated role criticality relative to others at our company, and the determination by our board of directors and, following its establishment, compensation committee, and members of our management, including our CEO, of the essential need to attract and retain these executive officers.

Cash bonuses. Prior to this offering, our executive officers have been eligible to earn discretionary annual bonuses generally based on company and individual performance. The amount of the bonus earned, and the evaluation of company and individual performance, was determined by our board of directors for our CEO and by our CEO, after consultation with our board of directors, for our other executive officers taking into account individual performance and contributions to our performance as it related to overall company success. Following this offering, the amount of bonus earned will be determined by our compensation committee.

Historically, we have set target annual bonus amounts for our executive officers at the time of hire. These amounts are usually expressed as an amount in cash determined on an individual basis, which we felt was appropriate based on individual negotiations with each executive officer and considering factors such as compensation opportunities that these executive officers were foregoing from their prior employers, cash bonuses provided to executive officers of our peer companies, the executive officer’s anticipated role criticality relative to others at our company, and the determination by our board of directors and, following its formation, compensation committee, and members of our management, including our CEO, of the essential need to attract, incentivize and retain these executive officers.

We may also grant discretionary bonuses in order to recognize extraordinary or outstanding individual contributions.

In December 2020, our compensation committee granted a discretionary cash bonus (in lieu of a RSU grant) of $1.8 million to Mr. Serwin, our General Counsel and Corporate Secretary, based on his outstanding individual performance and contributions to our company in 2020, including his role in building out our legal and compliance organization. Pursuant to the terms of the discretionary bonus, if his employment with us is terminated either voluntarily by Mr. Serwin or by us prior to or on June 15, 2024 for cause, or without cause (and other than within 60 days before or 12 months after a change in control transaction), he will have to repay the discretionary bonus, in full. Commencing on June 15, 2024, our right to repayment of the discretionary bonus will lapse with respect to a portion of the bonus on a quarterly basis over four years, subject to Mr. Serwin’s continued employment with us.

Equity compensation. As a privately-held and high-growth company, we have historically used equity incentives as the key component of our total compensation package for executive officers and the primary vehicle for offering long-term incentives for our executive officers. Consistent with our compensation objectives, we believe this approach has allowed us to attract and retain experienced and talented executive officers, aligned our executive officers’ incentives with the long-term interests of our company and our stockholders, and focused our executive officers on achieving our financial and strategic objectives. In determining the form, size, and material terms, and frequency of executive equity awards, our board of directors and, following its formation, compensation committee, customarily considered, among other things, the criticality of each executive officer’s role relative to others at our company, company and individual performance, and the determination of our board of directors, compensation committee, and members of our management, including our CEO, of the essential need to retain these executive officers. We have historically used equity awards in the form of stock options and RSUs. Equity awards are designed to encourage high performance by and long-term tenure for executive officers, thereby strongly aligning executive officers’ interests with the interests of our stockholders. We believe that stock options encourage the achievement of strong share price growth and are performance-based in nature because they only have value if the share price increases. We also believe that RSUs serve as an important retention vehicle and effective performance incentive, and align the interests of management and stockholders. In

2020, equity grants to our executive officers generally consisted of a combination of RSU grants and stock options, as follows:

•

Stock option grants. In 2020, we granted stock options to certain of our executive officers. The standard vesting schedule for stock option grants awarded in 2020 provides that one-fourth of the shares, as applicable, subject to the stock option will vest after one year of continuous employment or service with us, and, generally 1/48th of the shares subject to the stock option will vest on a monthly basis thereafter, subject to the individual’s continuous employment or service with us. Certain of the stock option grants awarded in 2020 have vesting schedules that provide that one-fifth of the shares subject to the stock option will vest after one year of continuous employment with us, and thereafter that 1/60th of the shares will vest on a monthly basis, subject to the individual’s continuous service with us. In addition, in the case of our Chief Technology Officer, certain stock options also require attainment of certain public equity valuation milestones.

•

RSU grants. In 2020, we granted RSUs to certain of our executive officers. For RSUs granted prior to December 2020, the RSUs are generally subject to vesting based on the satisfaction of a time and service-based requirement and a liquidity event requirement. RSUs granted in December 2020 are subject to vesting based on the satisfaction of a time-based service requirement. For the RSUs granted prior to December 2020, the liquidity event requirement will be satisfied upon the earlier of (i) a sale event, including a change in control transaction, or (ii) the consummation of this offering. In addition, in the case of our CEO, certain RSUs are performance-based and provide for vesting only upon the achievement of certain public equity valuation milestones.

Our named executive officers received RSUs and stock options in 2020 as follows:

Executive	Stock Options(#)	RSUs(#)
Robert Reffkin	—	17,223,620
Kristen Ankerbrandt	—	327,640
Greg Hart	1,555,710	1,040,380
Brad Serwin	810,260	2,150
Joseph Sirosh	1,620,540	4,550

In March 2020, our board of directors granted two tranches of RSUs to Mr. Reffkin: one with a time and service-based vesting condition and a liquidity-based vesting condition, referred to as the Refresh RSU, and another with service-based and performance-based vesting conditions, referred to as the Performance-Based RSU. The Refresh RSU vests as follows: the time and service-based vesting condition provides that 1/48th of the shares underlying the RSU will vest monthly, subject to Mr. Reffkin’s continuous employment with us and the liquidity condition will be satisfied following the date of this offering. The Performance-Based RSU vests as follows: if we achieve a market price of $23.14 per share of our Class A common stock following this offering, which represents a price equal to 150% of the price of $15.43, or the “reference price,” 12.5% of the shares subject to the award will vest. An additional 12.5% of the shares subject to the award will vest upon the achievement of a market price per share of our Class A common stock at each of 200%, 250%, 300%, 350%, 400%, 450% and 500% of the reference price. The price per share of our Class A common stock will be based on the arithmetic average of the volume-weighted average trading price of our Class A common stock on any 30 trading-day-window period beginning on the first trading day on or following the 210th day following the date of this offering.

In June 2020, our compensation committee granted a stock option to Mr. Sirosh that vests upon the satisfaction of both a time and service-based vesting condition and performance-based vesting conditions, or the Performance-Based Option. The time and service-based vesting condition provides that 1/60th of the shares under the stock option will vest monthly for the first 36 months, subject to Mr. Sirosh remaining in continuous service with us and thereafter 1/30th of the shares will vest each month. The performance-based conditions provide that if we achieve a market price of $23.14 per share of our Class A common stock following this offering, which represents a price equal to 150% of the price of the reference price, 25% of the shares subject to the stock option will vest. An additional 25% of the shares subject to the stock option will vest upon the achievement of a market price per share of our Class A common stock at each of 200%, 250% and 300% of the reference price. The price per share of our Class A common stock will be based on the arithmetic average of the volume-weighted average trading price of our Class A common stock on any 30 trading-day-window period beginning on the first trading day on or following the 210th day following the date of this offering.

Accelerated Vesting. In addition, we have approved accelerated vesting provisions for certain RSU and stock option grants to certain executive officers upon involuntary termination of those executive officers’ employment in connection with a change in control. We believe these accelerated vesting provisions reflect current market practices, based on the collective knowledge and experiences of our compensation committee members and of our compensation consultants, and allow us to attract and retain talented and experienced executive officers. We also believe that these accelerated vesting provisions will allow our executive officers, including our named executive officers, to focus their attention on the business operations of our company in the face of the potentially disruptive impact of a rumored or actual change in control transaction, to assess takeover bids objectively without regard to the potential impact on their own job security, and to allow for a smooth transition in the event of a change in control. Additional information regarding accelerated vesting in connection with a change in control is discussed below in the section titled “—Potential Payments upon Termination or Change in Control.”

Post-employment compensation. In hiring several of our named executive officers in 2020, we recognized that many of our desired candidates were leaving the security of employment with companies where they had existing severance and change in control compensation benefits. Accordingly, we sought to develop compensation packages that could attract talented and experienced executive officers while being sensitive to the need to integrate new executive officers into our existing executive compensation structure. To achieve this balance, we approved severance benefits for certain named executive officers in the event of their involuntary terminations of employment, including in connection with a change in control. We believe that these agreements encourage our executive officers to focus their attention on the business operations of our company in the face of the potentially disruptive impact of a rumored or actual change in control transaction, to assess takeover bids objectively without regard to the potential impact on their own job security and to allow for a smooth transition in the event of a change in control. We believe the size and terms of these benefits we provided in 2020 appropriately balance the costs and benefits to our stockholders. We also believe these benefits were consistent with the benefits offered by companies with whom we compete for talent, and accordingly allow us to recruit and retain talented and experienced executive officers.

The terms and conditions of employment for each of our named executive officers are set forth in compensation and offer letters. For a summary of the material terms and conditions of these executive agreements, see the section titled “—Offer Letters” below. For a summary of the material terms and conditions of the severance and change in control arrangements in effect as of December 31, 2020, see the section titled “—Potential Payments upon Termination or Change in Control” below.

Welfare and other benefits

We provide health, dental, vision, life, and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all other eligible U.S. employees. Our executive officers may also participate in our broad-based 401(k) plan, which currently does not include a company match or discretionary contribution. We believe these benefits are consistent with the broad-based employee benefits provided at the companies with whom we compete for talent and therefore are important to attracting and retaining talented and experienced executive officers.

In addition to the employee benefits described above, we have provided certain of our named executive officers with reimbursement of legal expenses and relocation benefits upon hire.

We believe that the benefits and perquisites described above are consistent with our overall executive compensation program, enable us to attract and retain talented and experienced executive officers, and provide competitive compensation packages to our named executive officers. We detail the values of legal expenses and other benefits and perquisite-related costs in the 2020 Summary Compensation Table below. Following this offering, our compensation committee intends to review periodically the levels of perquisites and other personal benefits provided to our named executive officers. Based on these periodic reviews, perquisites may be awarded or adjusted on an individual basis.

Tax and Accounting Considerations

Deductibility of executive compensation. Deductibility of executive compensation. Section 162(m) of the the Internal Revenue Code of 1986, as amended, or the Code, generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to their principal executive officer, principal financial officer, and certain other current and former executive officers. Remuneration in excess of $1 million may only be deducted if it is “qualified performance-based compensation” within the meaning of Section 162(m) or qualifies for one of the other exemptions from the deductibility limit. Recent changes to Section 162(m) in connection with the passage of the Tax Cuts and Jobs Act of 2017 repealed exceptions to the deductibility limit that were previously available for “qualified performance-based compensation,” including stock option grants, effective for taxable years after December 31, 2017. As a result, any compensation paid to certain of our executive officers in excess of $1 million will be non-deductible unless it qualifies for transition relief afforded to compensation payable pursuant to certain binding arrangements in effect on November 2, 2017. The compensation committee has not in past years taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. The compensation committee will continue to monitor the issue of deductibility of executive compensation and make adjustments to our executive compensation program to maximize the deductibility of our executive compensation to the extent that it believes such result is consistent with the objectives of individual compensation elements and the best interests of us and our stockholders.

Taxation of “parachute” payments and deferred compensation. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the company that exceeds certain prescribed limits, and that the company or a successor may forfeit a deduction on the amounts subject to this additional tax. None of our executive officers, including our named executive officers, are entitled to “gross-up” or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999.

Accounting treatment. The compensation committee considers accounting implications when designing compensation plans and arrangements for our executive officers and other employees. Chief among these is FASB ASC Topic 718, or ASC 718, the standard which governs the accounting treatment of certain stock-based compensation. Among other things, ASC 718 requires us to record a compensation expense in our income statement for all equity awards granted to our executive officers and other employees. This compensation expense is based on the grant date “fair value” of the equity award and, in most cases, will be recognized ratably over the award’s requisite service period (which, generally, will correspond to the award’s vesting schedule). This compensation expense is also reported in the compensation tables below, even though recipients may never realize any value from their equity awards.

Risk Assessment of Compensation Programs

Our management team and the compensation committee each play a role in evaluating and mitigating any risk that may exist relating to our compensation plans, practices and policies for all employees, including our named executive officers. Following this offering, the compensation committee’s independent compensation consultant will perform an assessment, in conjunction with management, of our compensation plans and practices to determine whether our compensation programs create risks that are reasonably likely to have a material adverse effect on the company.

2020 Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by, or paid to our named executive officers for 2020.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)		Option Awards ($)(1)		All Other Compensation ($)		Total ($)
Robert Reffkin	2020	126,350	(2)	—		68,856,803	(3)(4)	—		348,650	(5)	69,331,803
Chief Executive Officer and Director

Kristen Ankerbrandt	2020	320,312	(6)	2,175,000	(7)	7,621,406		—		—		10,116,718
Chief Financial Officer

Greg Hart(8)	2020	237,879	(9)	1,450,000	(10)	7,018,676		4,947,764		—		13,654,319
Chief Product Officer

Brad Serwin(11)	2020	169,271	(12)	1,893,433	(13)	14,685		3,906,414		—		5,983,803
General Counsel and Corporate Secretary

Joseph Sirosh	2020	379,688	(14)	150,273		31,077		5,003,822	(15)	—		5,564,860
Chief Technology Officer

(1)

The amounts reported in this column do not reflect the actual economic value realized by each named executive officer. In accordance with SEC rules, this column represents the value of shares underlying stock and option awards, calculated in accordance with ASC 718. For additional information, see Notes 1 and 12 in the notes to our consolidated financial statements. The assumptions used in calculating the value of the stock awards reported in this table are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(2)	The amount reflects a paid salary of $62,500 through March 15, 2020, of $0 for the period of March 16, 2020 to July 31, 2020, and of $63,850 from August 1, 2020 to December 31, 2020.
(3)

The amount includes the value of the Performance-Based RSU equal to $11,097,394. The value of the Performance-Based RSU is based on the maximum outcome of the applicable performance condition (i.e., based on 100% of performance). For additional information, see the section titled “—Compensation Discussion and Analysis—Components of Executive Compensation Program—Equity compensation.”

(4)

Subsequent to 2020, in January 2021, our compensation committee granted a Performance-Based RSU award for 8,611,810 shares of Class A common stock to Mr. Reffkin under the 2012 Plan. This RSU award vests only upon the satisfaction of both (i) a service-based vesting condition and (ii) the achievement of performance-based vesting conditions. The service-based vesting condition requires Mr. Reffkin to remain in continuous service with us through January 1, 2024 and the performance-based vesting conditions provides that 12.5% of the shares subject to the RSU will vest subject to the achievement of a market price per share of $23.14 per share of our Class A common stock following this offering or 150% of the price of $15.43, or the “reference price.” An additional 12.5% of the shares subject to the RSU will vest upon the achievement of a market price per share of our Class A common stock at each of 200%, 250%, 300%, 350%, 400%, 450% and 500% of the reference price. The price per share of our Class A common stock will be based on the arithmetic average of the volume-weighted average trading price of our Class A common stock on any 30 trading-day-window period beginning on the first trading day on or following the 210th day after the date of this offering. The table does not include the value of the RSU award granted in January 2021.

(5)

The amount reported is the aggregate amount of payments made by us on behalf of Mr. Reffkin for certain legal expenses. Such amount reflects a $75,000 legal allowance. The remaining payments were offset by foregone salary. See footnote (2) above for additional information.

(6)

The amount reflects an annual salary of $375,000 through March 31, 2020, of $281,250 for the period of April 1, 2020 to April 30, 2020, of $187,500 for the period of May 1, 2020 to July 31, 2020, and $375,000 commencing August 1, 2020.

(7)	The amount includes a $2,000,000 retention bonus earned by Ms. Ankerbrandt following the second anniversary of her service as Chief Financial Officer.
(8)	Mr. Hart was appointed as our Chief Product Officer in February 2020. Accordingly, his salary reflects prorated amounts for 2020.
(9)	The amount reflects an annual salary of $400,000 through May 15, 2020, of $200,000 for the period of May 16, 2020 to August 15, 2020, and of $400,000 commencing August 16, 2020.
(10)

The amount includes two signing bonuses (designed to partially offset compensation he forfeited from his previous employer when joining us), each in the amount of $725,000, earned by Mr. Hart for continued service as Chief Product Officer following his appointment in 2020.

(11)	Mr. Serwin was appointed as our General Counsel and Corporate Secretary in May 2020. Accordingly, his salary reflects prorated amounts for 2020.
(12)	The amount reflects an annual salary of $162,500 for the period of May 29, 2020 to July 31, 2020, and of $325,000 commencing August 1, 2020.
(13)

The amount includes a discretionary bonus awarded to Mr. Serwin in December 2020 for outstanding individual performance. The discretionary bonus was made to Mr. Serwin in consideration for Mr. Serwin declining an RSU award granted in December 2020. For additional information, see the section titled “—Compensation Discussion and Analysis—Components of Executive Compensation Program—Cash bonuses.”

(14)

The amount reflects an annual salary of $450,000 through March 31, 2020, of $337,500 for the period of April 1, 2020 to May 15, 2020, of $225,000 for the period of May 16, 2020 to August 15, 2020, and of $450,000 commencing August 16, 2020.

(15)

The amount reflects the value of the Performance-Based Option equal to $5,003,822. The value of the Performance-Based Option is based on the maximum outcome of the applicable performance condition (i.e., based on 100% of performance). For additional information on the valuation assumptions, see footnote (1) above. For a description of the vesting terms including the performance-based vesting conditions, see footnote (18) to the “—Outstanding Equity Awards as of December 31, 2020” table below.

Grants of Plan-Based Awards Table

The following table shows all plan-based awards granted to our named executive officers during 2020. The equity awards granted during 2020 identified in the table below are also reported below in “—Outstanding Equity Awards as of December 31, 2020.” For additional information regarding incentive plan awards, please refer to “—Employee Benefits and Stock Plans” below.

	Type of Award(1)	Grant Date(2)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Exercise Price or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Robert Reffkin	RSU	3/12/2020	8,611,810	—	57,759,410
	Performance-Based RSU	3/12/2020	8,611,810	—	11,097,393
Kristen Ankerbrandt	RSU	6/24/2020	3,540	—	24,178
	RSU	12/28/2020	324,100	—	7,597,228
Greg Hart	Stock Option	4/14/2020	1,555,710	6.44	4,947,764
	RSU	4/14/2020	1,037,140	—	6,996,547
	RSU	6/24/2020	3,240	—	22,129
Brad Serwin	Stock Option	5/29/2020	648,210	6.44	2,069,255
	RSU	6/24/2020	2,150	—	14,685
	Stock Option	10/27/2020	162,050	6.88	1,837,159
Joseph Sirosh	Performance-Based Stock Option	6/8/2020	1,620,540	6.44	5,003,822
	RSU	6/24/2020	4,550	—	31,077

(1)	Unless otherwise indicated, all RSU awards are service-based.
(2)	The vesting schedule applicable to each award is set forth below in the “—Outstanding Equity Awards as of December 31, 2020” table.
(3)

The amounts reported in this column do not reflect the actual economic value realized by each named executive officer. In accordance with SEC rules, the amounts reported in this column represent the value of shares underlying stock and option awards, calculated in accordance with ASC 718. For additional information, see Notes 2 and 12 of the notes to our consolidated financial statements. The assumptions used in calculating the value of the stock and option awards reported in this table are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

Outstanding Equity Awards as of December 31, 2020

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2020.

			Option Awards(1)					Stock Awards(1)
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Robert Reffkin	07/3/2018	(3)	—	—	—		—	630,130	11,657,405
	3/12/2020	(4)	—	—	—		—	8,611,610	159,314,785
	3/12/2020	(5)	—	—	—		—	8,611,610	159,314,785
Kristen Ankerbrandt	3/28/2019	(6)	15,810	363,710	5.16		3/27/2029	—	—
	3/28/2019	(7)	463,850	—	9.48	(8)	3/27/2029	—	—
	6/24/2020	(9)	—	—	—		—	3,540	65,490
	12/28/2020	(10)	—	—	—		—	324,100	5,995,850
Greg Hart	4/14/2020	(11)	—	1,555,710	6.44		4/13/2030	—	—
	4/14/2020	(12)	—	—	—		—	1,037,140	19,187,090
	6/24/2020	(9)	—	—	—		—	3,240	59,940
Brad Serwin	5/29/2020	(13)	—	648,210	6.44		5/28/2030	—	—
	6/24/2020	(9)	—	—	—		—	2,150	39,775
	10/27/2020	(14)	—	162,050	6.88		10/26/2030	—	—
Joseph Sirosh	12/20/2018	(15)	—	322,540	5.16		12/19/2028	—	—
	12/20/2018	(16)	—	—	—		—	967,680	17,902,080
	3/28/2019	(17)	—	—	—		—	455,370	8,424,345
	6/8/2020	(18)	—	1,620,540	6.44		6/7/2030	—	—
	6/24/2020	(9)	—	—	—		—	4,550	84,175

(1)

All of the outstanding equity awards described in this table were granted under our 2012 Plan. Unless otherwise noted in the footnotes, all stock options referenced in this table are subject to early exercise provisions.

(2)

The market value for our stock awards is based upon the assumed initial public offering price of our Class A common stock of $18.50 per share, the midpoint of the price range on the cover of this prospectus.

(3)	The restricted stock award vests at a rate of 1/48th each month from June 21, 2018 subject to Mr. Reffkin’s continuous service.
(4)

The RSU only vests upon the satisfaction of both (i) a time and service-based vesting condition and (ii) a liquidity-based vesting condition. The service-based vesting condition provides that 1/48th of the shares under the RSU will vest monthly commencing on the 25th day of each month, subject to Mr. Reffkin remaining in continuous service through each vesting date. The liquidity-based vesting condition will be satisfied on the date of this offering. The RSU is subject to acceleration upon certain events as described in the section titled “—Potential Payments upon Termination or Change in Control.”

(5)

In addition to a service-based vesting condition, this RSU vests upon achievement of performance-based vesting conditions. The performance-based vesting conditions provide that 12.5% of the shares subject to the Performance-Based RSU will vest subject to the achievement of a market price per share of $23.14 per share of our Class A common stock following this offering or 150% of the price of $15.43, or the “reference price.” An additional 12.5% of the shares subject to the RSU will vest upon the achievement of a market price per share of our Class A common stock at each of 200%, 250%, 300%, 350%, 400%, 450% and 500% of the reference price. The price per share of our Class A common stock will be based on the arithmetic average of the volume-weighted average trading price of our Class A common stock on any 30 trading-day-window period beginning on the first trading day on or following the 210th day after the date of this offering.

(6)	The stock option vests at the rate of 1/24th of the shares of Class A common stock underlying the stock option at the end of each month of continuous employment.
(7)	The shares subject to the stock option are fully vested.
(8)

Represents the exercise price of the stock options as of November 28, 2020 pursuant to an adjustment mechanism in Ms. Ankerbrandt’s stock option agreement, dated March 28, 2019. Upon the second anniversary of Ms. Ankerbrandt’s continued service with us, the exercise price of the stock options increased from $5.16 to $9.48 in accordance with the terms of the stock option agreement.

(9)

The RSU vests upon the satisfaction of both (i) a service-based vesting condition, which was satisfied in full on August 1, 2020 and (ii) a liquidity-based vesting condition, which will be satisfied on the date of this offering.

(10)

The RSU vests at the rate of 1/16th of the shares on a quarterly basis commencing as of December 15, 2020, subject to Ms. Ankerbrandt remaining in continuous service with us. Upon or following a vesting date of the RSU, we will settle the RSU on a one-to-one basis no later than March 15 of the calendar year following the calendar year in which a vesting date occurs.

(11)

The stock option vests at the rate of 1/5th of the shares of Class A common stock underlying the stock option after one year of continuous employment from April 13, 2020 and 1/60th of the shares subject to the stock option will vest at the end of each month of continuous employment thereafter.

(12)

The RSU only vests upon the satisfaction of both (i) a time and service-based vesting condition and (ii) a liquidity-based vesting condition. The service-based vesting condition provides that 1/5th of the shares subject to the RSU vest on the first anniversary of April 13, 2020 and 1/60th of the shares subject to the RSU vest each month thereafter subject to Mr. Hart’s continued service. The liquidity-based vesting condition will be satisfied on the date of this offering.

(13)

The stock option vests at the rate of 1/4th of the shares of Class A common stock underlying the stock option after one year of continuous employment from May 29, 2020 and 1/48th of the shares subject to the option will vest at the end of each month of continuous employment thereafter.

(14)	The stock option vests at the rate of 1/48th of the shares of Class A common stock underlying the stock option at the end of each month of continuous employment.
(15)

The stock option vests at the rate of 1/4th of the shares of Class A common stock underlying the stock option after one year of continuous employment from November 30, 2018 and 1/48th of the shares subject to the option will vest at the end of each month of continuous employment thereafter.

(16)

The shares were acquired pursuant to an early exercise provision and remain subject to our repurchase right in accordance with the vesting schedule of the stock option. The restricted stock vests at the rate of 1/48th each month subject to Mr. Sirosh’s continuous service.

(17)

The RSU vests upon the satisfaction of both (i) a time and service-based vesting condition and (ii) a liquidity-based vesting condition. The service-based vesting condition provides that 1/4th of the shares under the RSU vest after one year and 1/48th of the of the shares subject to the RSU vest each month thereafter subject to Mr. Sirosh’s continuous employment. The liquidity-based vesting condition will be satisfied on the date of this offering.

(18)

The Performance-Based Option only vests upon the satisfaction of both (i) a time and service-based vesting condition and (ii) performance-based vesting conditions. The service-based vesting condition provides that 1/60th of the shares under the stock option will vest monthly for the first 36 months, subject to Mr. Sirosh remaining in continuous service with us following the vesting commencement date and 1/30th of the shares for each month thereafter. The performance-based vesting conditions provide that 25% of the shares subject to the stock option will vest subject to the achievement of a market price per share of $23.14 per share of our Class A common stock following this offering or 150% of the price of $15.43, or the “reference price.” An additional 25% of the shares subject to the stock option will vest upon the achievement of a market price per share of our Class A common stock at each of 200%, 250% and 300% of the reference price. The price per share of our Class A common stock will be based on the arithmetic average of the volume-weighted average trading price of our Class A common stock on any 30 trading-day-window period beginning on the first trading day on or following the 210th day after the date of this offering.

Stock Option Exercises and Stock Vested During 2020

The following table shows information regarding options that were exercised by our named executive officers during 2020 and each vesting of stock during 2020.

	Option Awards(1)		Stock Awards(2)
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Robert Reffkin	—	—	420,090	2,854,303
Joseph Sirosh	1,290,220	1,763,303	—	—

(1)	The value realized on exercise is the difference between the fair market value of the underlying stock at the time of exercise and the exercise price of the option.
(2)	The value realized on vesting is the fair market value of the underlying stock on the vesting date.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2020.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during 2020.

Offer Letters

We have entered into amended and restated offer letters with certain of our named executive officers. In addition, each of our named executive officers has executed our form of standard employee invention assignment and confidentiality agreement. Any potential payments and benefits due upon a termination of employment or a change in control of us are further described below in the section titled “—Potential Payments upon Termination or Change in Control.”

Robert Reffkin

In March 2020, we entered into an employment agreement with Mr. Reffkin, our Chief Executive Officer and a member of our board, as amended in January 2021. This employment agreement, as amended, provides for an annual base salary of $400,000 and an annual target bonus of $200,000. Mr. Reffkin is an at-will employee and does not have a fixed employment term. He is eligible to participate in our annual performance bonus plan and employee benefit plans, including health insurance, that we offer to our employees. Mr. Reffkin’s employment agreement, as amended, provides that Mr. Reffkin will not receive any additional equity awards on account of his service to us from January 25, 2021 through to December 31, 2027.

Kristen Ankerbrandt

In November 2018, we entered into an offer letter with Ms. Ankerbrandt, our Chief Financial Officer, as amended and restated in March 2021. The offer letter provides that Ms. Ankerbrandt will receive an annual base salary and states that Ms. Ankerbrandt is an at-will employee and does not have a fixed employment term. She is eligible to participate in our annual performance bonus plan and employee benefit plans, including health insurance, that we offer to our employees.

Greg Hart

In February 2020, we entered into an offer letter with Mr. Hart, our Chief Product Officer, as amended and restated in March 2021. This offer letter, as amended, provides that Mr. Hart will receive an annual base salary. He will also receive a target cash bonus of $200,000. The offer letter also provides for quarterly cash bonuses during Mr. Hart’s first two years of employment with the amount of each bonus equal to $725,000, with each payment subject to recoupment by us if Mr. Hart terminates employment (voluntarily or for cause (as defined in his offer letter)) within 1 year following the applicable payment date. Mr. Hart is an at-will employee and does not have a fixed employment term. He is eligible to participate in our annual performance bonus plan and employee benefit plans, including health insurance, that we offer to our employees.

Brad Serwin

In May 2020, we entered into an offer letter with Mr. Serwin, our General Counsel and Corporate Secretary, as amended and restated in March 2021. This offer letter provides that Mr. Serwin will receive an annual base salary and states that Mr. Serwin is an at-will employee and does not have a fixed employment term. He is eligible to participate in our annual performance bonus plan and employee benefit plans, including health insurance, that we offer to our employees.

Joseph Sirosh

In September 2018, we entered into an offer letter with Mr. Sirosh, our Chief Technology Officer, as amended and restated in March 2021. This offer letter provides that Mr. Sirosh will receive an annual base salary and provides that Mr. Sirosh’s previously paid signing bonus will be subject to 50% repayment to us if Mr. Sirosh is terminated for cause (as defined in his offer letter) or resigns without good reason (as defined in his offer letter) prior to the third anniversary of his start date with us. Mr. Sirosh’s offer letter also provides that his relocation expense payment (in the amount of $45,000) will be subject to 100% repayment to us if he is terminated without cause (other than as a result of his death or disability (as defined in his offer letter)) or if he resigns for good reason, in any case, prior to the third anniversary of his start date with us. Mr. Sirosh is an at-will employee and does not have a fixed employment term. He is eligible to participate in our annual performance bonus plan and employee benefit plans, including health insurance, that we offer to our employees.

Potential Payments upon Termination or Change in Control

CEO Severance Arrangements

Mr. Reffkin’s employment agreement, as amended, provides for the following benefits if Mr. Reffkin is terminated by us without cause or resigns for good reason (as such terms are defined in Mr. Reffkin’s employment agreement), or if Mr. Reffkin’s service to us is terminated due to his death or disability (as such term is defined in Mr. Reffkin’s employment agreement), in any event outside of a change in control (as such term is defined in Mr. Reffkin’s employment agreement) in exchange for a customary release of claims: (i) a continued payment of Mr. Reffkin’s base salary (at a rate of $400,000) for a period of 12 months, (ii) payment of any earned but unpaid bonus for the prior fiscal year, (iii) a lump sum payment equal to Mr. Reffkin’s then-current target bonus opportunity on a pro-rated basis, and (iv) a lump sum payment equal to 18 months of the applicable premiums for continued medical benefits under COBRA.

If Mr. Reffkin’s employment is terminated by us without cause or if Mr. Reffkin resigns for good reason, or if Mr. Reffkin’s service to us is terminated due to his death or disability, in any event within the three months preceding a change in control or this offering or within twelve months following a change in control, then Mr. Reffkin’s employment agreement, as amended, provides for the following benefits in exchange for a customary release of claims: (i) continued payment of Mr. Reffkin’s base salary (at a rate of $400,000) for a period of 24 months, (ii) payment of any earned but unpaid bonus for the prior fiscal year, (iii) a lump sum payment equal to Mr. Reffkin’s then-current target bonus opportunity on a pro-rated basis, and (iv) a lump sum payment equal to 24 months of the applicable premiums for continued medical benefits under COBRA.

In March 2020, our board of directors granted two tranches of RSUs to Mr. Reffkin: one with a time and service-based vesting condition and a liquidity-based vesting condition, referred to as the Refresh RSU, and another with service-based and performance-based vesting conditions, referred to as the Performance-Based RSU. The Refresh RSU is subject to full vesting acceleration if Mr. Reffkin is terminated by us without cause or if Mr. Reffkin resigns for good reason or if Mr. Reffkin’s service to us is terminated due to his death or disability.

CFO Severance Arrangements

Ms. Ankerbrandt’s offer letter, as amended, provides for the following benefits if Ms. Ankerbrandt is terminated other than for cause (as defined in her offer letter), or if Ms. Ankerbrandt resigns for good reason (as defined in her offer letter): 25% vesting acceleration of Ms. Ankerbrandt’s option to purchase 379,520 shares of our common stock (granted on March 28, 2019), subject to Ms. Ankerbrandt’s timely execution of a release of claims.

CTO Severance Arrangements

Mr. Sirosh’s offer letter, as amended, provides for the following benefits if Mr. Sirosh is terminated without cause (other than as a result of his death or disability (as defined in his offer letter)) or if he resigns with good reason, then, subject to his execution of a release of claims, he will be eligible to receive: (i) a cash payment equal to 24 months of his then-current base salary; (ii) a cash payment equal to 200% of his target bonus for the calendar year prior to the applicable calendar year in which the termination occurs; (iii) provided that he elects

COBRA continuation coverage within the time period prescribed pursuant to COBRA, we will pay the premiums for him and his eligible dependents to continue healthcare coverage at the rates then in effect for our active employees until the earliest of (A) 18 months from the date of his termination, (B) the date he becomes eligible for coverage under a third party’s group benefits plan; (C) the date upon which he ceases to be eligible for COBRA; (iv) any accrued, but unpaid, base salary for his services rendered through the date of the termination; (v) a cash payment equal to his base salary pay for vacation days accrued, but unused as of the date of the termination; (vi) a cash payment equal to the amount of any expenses, subject to our reimbursement policy, that have been approved but not yet paid to him as of the date of the termination; and (vii) a cash payment in an amount equal to his relocation expense payment.

Further, in the event that Mr. Sirosh is terminated without cause (other than as a result of his death or disability (as defined in his offer letter)) or if he resigns for good reason following the second anniversary of his start date, but prior to the third anniversary of his start date, then his option to purchase 2,580,440 shares of our common stock (granted on December 20, 2018) will have its vesting accelerated such that a total of 1,935,330 of the shares subject to his option are vested and his RSUs covering 455,370 shares of our common stock (granted on March 28, 2019) will have their vesting accelerated such that the service-based vesting criteria applicable to such RSUs will be satisfied as to a total of 341,520.

If Mr. Sirosh is terminated without cause (other than as a result of his death or disability (as defined in his offer letter)) or if he resigns for good reason following the third anniversary of his start date, but prior to the fourth anniversary of his start date, then his option to purchase 2,580,440 shares of our common stock, as described in the previous paragraph, will have its vesting accelerated in full and his RSUs covering 455,370 shares of our common stock, as described in the above previous paragraph, will have their vesting accelerated such that the service-based vesting criteria applicable to the RSUs is satisfied in full.

Executive Severance Agreements

We entered into change in control and severance agreements with certain of our executive officers, including our named executive officers, which provide for the following benefits if the executive is terminated by us without cause (as such term is defined in the change in control and severance agreement) outside of a change in control (as such term is defined in the change in control and severance agreement) in exchange for a customary release of claims: (i) a lump sum severance payment of twelve months base salary for our executive officers, (ii) a lump sum payment equal to the executive officer’s then-current target bonus opportunity, (iii) a lump sum payment equal to the premiums for continued medical benefits for the same period of time as the salary severance, and (iv) acceleration of any outstanding equity awards subject to a 1-year vesting cliff as if the executive officer had remained employed through the date on which the applicable 1-year vesting cliff was satisfied, except, performance-based awards will vest only to the extent of achievement of performance milestones (if measurable on the date of Executive’s separation).

If the executive officer’s employment is terminated by us without cause or by the executive for good reason or at the request of a prospective acquiror within the three months preceding a change in control (but after a legally binding and definitive agreement for a potential change in control has been executed) or within the twelve months following a change in control, the change in control and severance agreements provide the following benefits in exchange for a customary release of claims: (i) a lump sum severance payment of 18 months base salary and 150% of target bonus for our executive officers, (ii) a lump sum payment equal to the executive officer’s then-current target bonus opportunity on a pro-rated basis, (iii) 100% acceleration of any then-unvested equity awards (with any performance based awards accelerating at the greater of actual achievement (if measurable) or target performance levels), and (iv) payment of premiums for continued medical benefits (or equivalent cash payment if applicable law so requires) for the same period of time as the salary severance.

If the executive officer’s employment is terminated by us due to the executive officer’s death or disability (as defined in the change in control and severance agreement) then the change in control and severance agreements provide the following benefits in exchange for a customary release of claims (with the release requirement not applicable in the case of the executive officer’s death): (i) a lump sum payment equal to the executive officer’s then-current target bonus opportunity on a pro-rated basis, and (ii) acceleration of any then-unvested equity awards through to the end of the applicable quarter of separation (with performance based awards only accelerating to the extent of the achievement of the applicable performance-based milestones).

Each change in control and severance agreement is in effect for three years, with optional renewals upon our notice to the executive officer at least three months prior to expiration. The benefits under the change in control and severance agreements are payable only to the extent greater than and not in duplication of any other cash severance and vesting acceleration arrangements. To the extent that any other agreements provide for greater benefit, then the executive officer would receive those benefits in lieu of the benefits provided in the change in control and severance agreements.

Employee Benefits and Stock Plans

2012 Stock Incentive Plan

Our 2012 Plan was adopted by our board of directors in October 2012, was subsequently approved by our stockholders, and was last amended in February 2021. The 2012 Plan provides for the grant of incentive stock options, or ISOs, nonqualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock awards and, RSUs, and other stock-based awards. ISOs may be granted only to our employees, including our officers, and the employees of any parent or subsidiary. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants, and the employees and consultants of our affiliates. We regularly grant equity awards to real estate agent contractors in the ordinary course of business.

The exercise price of each stock option must be at least equal to the fair market value of our Class A common stock on the date of grant. The maximum permitted term of options granted under our 2012 Plan is ten years. Options generally vest subject to continued service, and will cease to vest on the date a participant ceases to provide services to us and all then unvested options will be forfeited. Our board of directors, or a committee thereof, may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. Stock options granted under the 2012 Plan generally may be exercised, to the extent vested as of the date of termination, for a period of three months after the termination of the optionee’s service to us or for a period of 12 months in the case of death or disability or such longer or shorter period as our compensation committee may provide, but in any event no later than the expiration date of the stock option.

RSUs granted under our 2012 Plan represent the right to receive shares of our Class A common stock or cash payment at a specified future date and may be subject to vesting requirements.

Our 2012 Plan is currently administered by our compensation committee. The administrator has the authority to construe and interpret our 2012 Plan and any agreement or document executed pursuant to the plan, grant awards, and make all other determinations necessary or advisable for the administration of the plan.

Our 2012 Plan will terminate ten years from the earlier of the date our board of directors approved the plan and the date our stockholders approved the plan, unless terminated earlier by our board of directors. Our board of directors may amend or terminate our 2012 Plan at any time, but such amendment or termination may not affect any shares previously issued or any award previously granted under the plan. If our board of directors amends our 2012 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

In the event of a “reorganization event” (as such terms are defined in the 2012 Plan), the 2012 Plan provides that awards may be continued, assumed, substituted, settled by payment (in cash or securities of the surviving corporation or its parent) of the value of the vested portion of the award, accelerated (in full or in part), or cancelled without consideration, and awards would terminate upon the consummation of the acquisition or other combination unless they are continued, assumed, or substituted, subject to a determination by our board of directors under certain circumstances that the action, taking into account any related action, does not materially and adversely affect the plan participant’s rights under the 2012 Plan or the change is permitted under the 2012 Plan as the case may be. Our board of directors, in its sole discretion, may provide for the accelerated vesting of awards.

Awards granted under our 2012 Plan generally may not be transferred in any manner other than by will or by the laws of descent and distribution, unless otherwise permitted by the administrator, except that certain awards may be transferred to family members (as defined under Rule 701 of the Securities Act) by gift or pursuant to domestic relations orders.

As of December 31, 2020, we had reserved 139,161,180 shares of our Class A common stock for issuance under our 2012 Plan. As of December 31, 2020, options to purchase 61,792,730 shares of our Class A common stock, and RSUs covering 32,556,160 shares of our Class A common stock remained outstanding, and 11,679,150 shares of our common stock remained available for future grant. The stock options outstanding as of December 31, 2020 had a weighted-average exercise price of $4.54 per share. Pursuant to the amendment adopted by our board of directors in February 2021, the number of shares of our Class A common stock reserved under our 2012 Plan is 158,161,180.

Agent Equity Program. In 2018, 2019 and 2020, we offered agents the ability to elect to have a portion of their commissions earned during a calendar year, plus an additional premium contributed by us, to be paid in the form of options to purchase our common stock or, for our 2020 and 2021 agent equity programs, RSUs. Upon exercise of such options or the settlement of such RSUs, agents receive shares of our Class A common stock, which, in the case of agents in New York State is automatically and immediately converted into shares of our Class B common stock. Prior to this offering, equity awards pursuant to the agent equity programs were granted pursuant to our 2012 Plan. Following this offering, any equity awards we make, including in connection with a future agent equity program will be made pursuant to our 2021 Plan.

2021 Equity Incentive Plan

In February 2021, our board of directors and our stockholders approved our 2021 Plan, as a successor to our 2012 Plan that will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2021 Plan authorizes the award of both incentive stock options, which are intended to qualify for tax treatment under Section 422 of the Code, and nonqualified stock options, as well for the award of restricted stock awards, or RSAs, stock appreciation rights, or SARs, restricted stock units, or RSUs, and performance and stock bonus awards. Pursuant to the 2021 Plan, incentive stock options may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants.

Shares reserved. We have initially reserved 29,666,480 shares of our Class A common stock, plus any reserved shares not issued or subject to outstanding grants under the 2012 Plan on the effective date of the 2021 Plan, for issuance pursuant to awards granted under our 2021 Plan. The number of shares reserved for issuance under our 2021 Plan will increase automatically on January 1 of each of 2022 through 2031 by the number of shares equal to 5% of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding December 31, or a lesser number as may be determined by our board of directors.

In addition, the shares set forth below will again be available for issuance pursuant to awards granted under our 2021 Plan:

•	shares subject to options or SARs granted under our 2021 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;

•	shares subject to awards granted under our 2021 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2021 Plan that otherwise terminate without such shares being issued;

•	shares subject to awards granted under our 2021 Plan that are surrendered pursuant to an exchange program as defined in the 2021 Plan);

•	shares issuable upon the exercise of options under our 2012 Plan that are forfeited after the effective date of the 2021 Plan;

•	shares issued under our 2012 Plan that are forfeited or repurchased by us at the original price after the effective date of the 2021 Plan; and

•	shares subject to awards under our 2012 Plan or our 2021 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Administration. Our 2021 Plan will be administered by our compensation committee, or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2021 Plan, the administrator will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2021 Plan as well as to determine the terms of such awards and prescribe, amend and rescind the rules and regulations relating to the plan or any award granted thereunder. The 2021 Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.

Options. The 2021 Plan provides for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and nonqualified stock options to purchase shares of our common stock at a stated exercise price. Incentive stock options may only be granted to employees, including officers and directors who are also employees, and no more than 180,000,000 shares may be issued pursuant to incentive stock options. The exercise price of stock options granted under the 2021 Plan must be at least equal to the fair market value of our common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our common stock on the date of grant.

Options may vest based on service or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In the event of a participant’s termination of service, an option is generally exercisable, to the extent vested, for a period of 3 months in the case of a termination other than for death, disability, or cause. In the event of a participant’s termination of service due to death or disability, an option is generally exercisable, to the extent vested, for a period of 12 months; a stock option may not be exercised later than the expiration date of the stock option. Stock options generally terminate upon a participant’s termination of employment for cause. The maximum term of options granted under our 2021 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted stock awards. An RSA is an offer by us to grant or sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an RSA will be determined by the administrator. Holders of RSAs, unlike holders of options, will have the right to vote and any dividends or distributions paid with respect to such shares be subject to the same vesting terms and other restrictions as the RSA and will be accrued and paid when the vesting terms on such shares lapse. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.

Stock appreciation rights. A SAR provides for a payment, in cash or shares of our common stock (up to a specified maximum of shares, if determined by the administrator), to the participant based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The exercise price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs may vest based on service or achievement of performance conditions. No SAR may have a term that is longer than ten years from the date of grant.

Restricted stock units. RSUs represent the right to receive the value of shares of our common stock at a specified date in the future and may be subject to vesting based on service or achievement of performance conditions. RSUs may be settled in cash, shares of our common stock or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the 2021 Plan. No RSU may have a term that is longer than ten years from the date of grant.

Performance awards. Performance awards granted pursuant to the 2021 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our common stock that may be settled in cash, property or by issuance of those shares, subject to the satisfaction or achievement of specified performance conditions.

Stock bonus awards. A stock bonus award provides for payment in the form of cash, shares of our common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by the administrator. The awards may be granted as consideration for services already rendered, or at the discretion of the administrator, may be subject to vesting restrictions based on continued service or performance conditions.

Dividend equivalents rights. Dividend equivalent rights may be granted at the discretion of the administrator and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only when the underlying award becomes vested or may be deemed to have been reinvested by us. Dividend equivalent rights, if any, will be credited to participants in the form of additional whole shares.

Change in control. Our 2021 Plan provides that, in the event of a corporate transaction under the terms of the plan, outstanding awards will be subject to the agreement evidencing the corporate transaction, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (i) the continuation of the outstanding awards; (ii) the assumption of the outstanding awards by the surviving corporation or its parent; (iii) the substitution by the surviving corporation or its parent of new options or equity awards for the outstanding options or awards as applicable; (iv) the full or partial acceleration of exercisability or vesting or lapse of our right to repurchase or other terms of forfeiture and accelerated expiration of the award; or (v) the settlement of the full value of the outstanding awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the 2021 Plan, which payments may be deferred until the date or dates the award would have become exercisable or vested. In the event that the acquiring entity in a corporate transaction refuses to assume, convert, replace, or substitute awards, then all outstanding awards will become vested and, if applicable, exercisable, at a time to be determined by our compensation committee. Notwithstanding the foregoing, upon a change in control the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable, to the extent applicable, and vested in full immediately prior to the consummation of the change in control.

Adjustment. In the event of a change in the number or class of outstanding shares of our common stock without consideration by reason of a stock dividend, extraordinary dividend or distribution, recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in our capital structure, proportional adjustments will be made to (i) the number and class of shares reserved for issuance under our 2021 Plan; (ii) the exercise prices, number and class of shares subject to outstanding options or SARs; (iii) the number and class of shares subject to other outstanding awards, and (iv) the maximum number and class of shares that may be issued as incentive stock options, subject to any required action by our board of directors or our stockholders and compliance with applicable laws.

Exchange, repricing and buyout of awards. The administrator may, without prior stockholder approval, (i) reduce the exercise price of outstanding options or SARs without the consent of any participant and (ii) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the 2021 Plan.

Director compensation limits. No non-employee director may receive awards under our 2021 Plan with a grant date value that, when combined with cash compensation received for his or her service as a director, exceeds $750,000 in a calendar year.

Clawback; transferability. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or required by law during the term of service of the participant, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2021 Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.

Sub-plans. Subject to the terms of the 2021 Plan, the plan administrator may establish a sub-plan under the 2021 Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.

Amendment and termination. Our board of directors or compensation committee may amend our 2021 Plan at any time, subject to stockholder approval as may be required. Our 2021 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2021 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2021 Plan.

2021 Employee Stock Purchase Plan

In February 2021, our board of directors and our stockholders approved our 2021 ESPP, that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part in order to enable eligible employees to purchase shares of our Class A common stock at a discount with accumulated payroll deductions. Our 2021 ESPP is intended to qualify under Section 423 of the Code.

The following is a description of the material terms of our 2021 ESPP. The summary below does not contain a complete description of all provisions of the 2021 ESPP and is qualified in its entirety by reference to the 2021 ESPP, a copy of which will be included as an exhibit to the registration statement to which this prospectus forms a part.

Share Reserve. We intend to initially reserve 7,416,620 shares of our Class A common stock for sale under our 2021 ESPP. The aggregate number of shares reserved for sale under our 2021 ESPP will increase automatically on January 1 of each of 2022 through 2031 by the number of shares equal to the lesser of 1% of the total outstanding shares of our common stock and shares of preferred stock (on an as-converted basis) as of the immediately preceding December 31 or a lower number of shares as may be determined by our board of directors or compensation committee in any particular year. The aggregate number of shares issued over the term of our 2021 ESPP, subject to stock-splits, recapitalizations or similar events, may not exceed 150,000,000 shares of our Class A common stock.

Administration. Our compensation committee will administer our 2021 ESPP subject to the terms and conditions of the 2021 ESPP. Among other things, the compensation committee will have the authority to determine eligibility for participation in the 2021 ESPP, designate separate offerings under the plan, and construe, interpret and apply the terms of the plan.

Eligibility. Employees eligible to participate in any offering pursuant to the 2021 ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period.

However, our compensation committee may exclude employees who do not meet eligibility requirements that our compensation committee may choose to impose (within the limits permitted by the Internal Revenue Code of 1986, as amended). In addition, any employee who owns (or is deemed to own because of attribution rules) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount because of participation in the 2021 ESPP, will not be eligible to participate in the 2021 ESPP. Our compensation committee may impose additional restrictions on eligibility from time to time.

Offering Periods; Enrollment. Under our 2021 ESPP, eligible employees will be offered the option to purchase shares of our Class A common stock at a discount over a series of offering periods. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months and each offering period will be determined by our compensation committee. Prior to the commencement of the first offering period (and all subsequent offering periods), our employees who meet the eligibility requirements for participation in that offering period will be eligible to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent offering periods. An employee’s participation automatically ends upon a termination of employment for any reason.

Offerings; Payroll Deductions; Limitations. Under our 2021 ESPP, eligible employees will be offered the option to purchase shares of our common stock at a discount over a series of offering periods by accumulating funds through payroll deductions of between 1% and 15% of their compensation. The purchase price for shares of our common stock purchased under the 2021 ESPP will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the date of purchase. However, no participant may purchase more than 5,000 shares on any one purchase date. Our compensation committee, in its discretion, may set a lower maximum number of shares which may be purchased from time to time. In addition, no participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar years, that has a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which that right is outstanding.

Adjustments upon Recapitalization. If the number of outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our capital structure without consideration, then our compensation committee will proportionately adjust the number and class of common stock that is available under the 2021 ESPP, including the maximum number, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.

Change in Control. If we experience a corporate transaction (as defined in the 2021 ESPP), each offering period that commenced prior to the closing of the proposed corporate transaction will be shortened and terminated on a new purchase date. The new purchase date will occur on or prior to the consummation of the corporate transaction and our 2021 ESPP will terminate on the consummation of the corporate transaction.

Transferability. No participant may assign, transfer, pledge, or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to the 2021 ESPP other than by will or the laws of descent or distribution.

Amendment; Termination. The compensation committee may amend, suspend, or terminate the 2021 ESPP at any time without stockholder consent, except as required by law. Our 2021 ESPP will continue until the earlier to occur of (i) termination of the 2021 ESPP by our board of directors, (ii) issuance of all of the shares reserved for issuance under the 2021 ESPP, or (iii) the tenth anniversary of the effective date under the 2021 ESPP.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation that will be in effect at the closing of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL.

Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation that will be in effect at the closing of this offering will require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws that will be in effect at the closing of this offering also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, certain officers, and certain of our other employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines, and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted. From time to time we have indemnified and may in the future indemnify our directors and officers pursuant to these indemnification agreements in connection legal or regulatory proceedings.

We believe that provisions of our restated certificate of incorporation, restated bylaws, and indemnification agreements are necessary to attract and retain qualified directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than five percent of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Series E Convertible Preferred Stock Financing and Tender Offer

Between January 2018 and October 2018, we sold an aggregate of 67,429,180 shares of our Series E convertible preferred stock at a purchase price of approximately $6.75 per share for an aggregate purchase price of approximately $454.7 million, net of issuance costs. Each share of our Series E convertible preferred stock will convert into approximately 1.02427 shares of Class A common stock upon the completion of this offering.

The purchasers of our Series E convertible preferred stock are entitled to specified registration rights. For additional information, see the section titled “Description of Capital Stock—Registration Rights.” The terms of these purchases were the same for all purchasers of our Series E convertible preferred stock. See the section titled “Principal Stockholders” for more details regarding the shares held by certain of these entities.

The following table summarizes the Series E convertible preferred stock purchased by an affiliate of a member of our board of directors and holder of more than 5% of our outstanding capital stock:

Name of Related Party	Shares of Series E Redeemable Convertible Preferred Stock	Total Purchase Price ($)
SVF Excalibur (Cayman) Limited(1)	66,688,200	449,999,970

(1)

SVF Excalibur (Cayman) Limited holds more than five percent of our outstanding capital stock. Jeffrey Housenbold, a member of our board of directors, is a Managing Partner at SB Investment Advisors (US) Inc., an affiliate of SVF Excalibur (Cayman) Limited, but does not have voting or dispositive power over the shares held by SVF Excalibur (Cayman) Limited.

In addition, in connection with our Series E convertible preferred stock financing, SVF Excalibur (Cayman) Limited launched a tender offer, or the March 2018 Tender Offer, to purchase up to approximately $104.0 million of shares of our capital stock. The March 2018 Tender Offer expired on March 19, 2018 and upon settlement, SVF Excalibur (Cayman) Limited purchased 16,078,560 shares of capital stock for an aggregate purchase price of approximately $80.0 million.

Series F Convertible Preferred Stock Financing

Between October 2018 and December 2018, we sold an aggregate of 33,686,160 shares of our Series F convertible preferred stock at a purchase price of approximately $11.86 per share for an aggregate purchase price of approximately $398.8 million, net of issuance costs. Each share of our Series F convertible preferred stock will convert automatically into one share of our Class A common stock upon the completion of this offering.

The purchasers of our Series F convertible preferred stock are entitled to specified registration rights. For additional information, see the section titled “Description of Capital Stock—Registration Rights.” The terms of these purchases were the same for all purchasers of our Series F convertible preferred stock. See the section titled “Principal Stockholders” for more details regarding the shares held by certain of these entities.

The following table summarizes the Series F convertible preferred stock purchased by us, affiliates of members of our board of directors, and holders of more than 5% of our outstanding capital stock:

Name of Related Party	Shares of Series F Redeemable Convertible Preferred Stock	Total Purchase Price ($)
SVF Excalibur (Cayman) Limited(1)	13,494,130	159,999,899
DG Urban-C, L.P.(2)	1,265,080	15,000,054

(1)

SVF Excalibur (Cayman) Limited holds more than five percent of our outstanding capital stock. Jeffrey Housenbold, a member of our board of directors, is a Managing Partner at SB Investment Advisors (US) Inc., an affiliate of SVF Excalibur (Cayman) Limited, but does not have voting or dispositive power over the shares held by SVF Excalibur (Cayman) Limited.

(2)	DG Urban-C, L.P. holds more than five percent of our outstanding capital stock.

In addition, in connection with our Series F preferred stock financing, DG Urban-C, L.P. launched a tender offer, or the December 2018 Tender Offer, to purchase up to approximately $23.0 million shares of capital stock. The December 2018 Tender Offer expired on December 17, 2018 and upon settlement, DG Urban-C, L.P. purchased 2,424,900 shares of capital stock for an aggregate purchase price of approximately $23.0 million.

Series G Convertible Preferred Stock Financing

Between July 2019 and January 2020, we sold an aggregate of 22,371,620 shares of our Series G convertible preferred stock at a purchase price of approximately $15.43 per share for an aggregate purchase price of approximately $344.3 million, net of issuance costs. Each share of our Series G convertible preferred stock will convert automatically into one share of our Class A common stock upon the completion of this offering.

The purchasers of our Series G convertible preferred stock are entitled to specified registration rights. For additional information, see the section titled “Description of Capital Stock—Registration Rights.” The terms of these purchases were the same for all purchasers of our Series G convertible preferred stock. See the section titled “Principal Stockholders” for more details regarding the shares held by certain of these entities.

The following table summarizes the Series G convertible preferred stock purchased by an affiliate of a member of our board of directors and holder of more than 5% of our outstanding capital stock:

Name of Related Party	Shares of Series G Redeemable Convertible Preferred Stock	Total Purchase Price ($)
SVF Excalibur (Cayman) Limited(1)	16,205,450	$249,999,856

(1)

SVF Excalibur (Cayman) Limited holds more than five percent of our outstanding capital stock. Jeffrey Housenbold, a member of our board of directors, is a Managing Partner at SB Investment Advisors (US) Inc., an affiliate of SVF Excalibur (Cayman) Limited, but does not have voting or dispositive power over the shares held by SVF Excalibur (Cayman) Limited.

Seventh Amended and Restated Investors’ Rights Agreement

We are a party to an amended and restated investors’ rights agreement with certain holders of our convertible preferred stock, including Robert Reffkin and certain entities affiliated with Mr. Reffkin, as well as entities affiliated with Jeffrey Housenbold, a member of our board of directors, and SVF Excalibur (Cayman) Limited and DG-Urban-C, L.P., each of which is a holder of more than 5% of our outstanding capital stock. These stockholders are entitled to rights with respect to the registration of their shares following this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

In addition, the amended and restated investors’ rights agreement provides that the director designated by the Series E preferred stock, Jeffrey Housenbold, is permitted to serve on any and all committees of our board of directors. The agreement also provides SoftBank with board observer rights, subject to minimum equity ownership and certain other conditions. These director designation, committee and observer rights will terminate in connection with this offering.

Indications of Interest

The Reffkin family has indicated an interest in purchasing up to $18.5 million in shares of our Class A common stock in this offering at the initial public offering price per share. In addition, certain holders of more than five percent of our capital stock, including entities affiliated with SVF Excalibur (Cayman) Limited and DG Urban-C L.P., among others, have indicated an interest in purchasing an aggregate of up to $140 million in shares of our Class A common stock in this offering at the initial public offering price per share. Because these indications of interest are not binding agreements or commitments to purchase, such individuals and entities may determine to purchase more, less, or no shares in this offering.

Other Transactions

To facilitate the Class C Stock Exchange, we will enter into an exchange agreement with our founder, effective as of the effectiveness of the registration statement of which this prospectus forms a part, pursuant to which 15,244,490 shares of our Class A common stock held by our founder and certain related entities will automatically be exchanged for an equivalent number of shares of our Class C common stock immediately prior to the completion of this offering. In addition, following the completion of this offering, and pursuant to an Equity Exchange Right Agreement to be entered into between us and our founder, our founder shall have a right (but not an obligation), to require us to exchange any shares of Class A common stock received upon the vesting and settlement of RSUs related to shares of Class A common stock for an equivalent number of shares of Class C common stock. This Equity Award Exchange applies only to equity awards granted to our founder prior to the effectiveness of the filing of our amended and restated certificate of incorporation, which includes 25,835,430 shares of our Class A common stock subject to RSUs held by our founder that may be exchanged, upon vesting and settlement, for an equivalent number of shares of our Class C common stock following this offering.

Indemnification Agreements

We have entered into, and plan on entering into, indemnification agreements with each of our directors and executive officers. The indemnification agreements, our restated certificate of incorporation, and our restated bylaws, which will become effective upon the completion of this offering, will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Review, Approval, or Ratification of Transactions with Related Parties

Our written related-party transactions policy and the charters of our nominating and corporate governance committee, adopted by our board of directors and in effect upon the completion of this offering, require that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our nominating and corporate governance committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our audit committee.

Prior to this offering we had no formal, written policy or procedure for the review and approval of related-party transactions. However, our practice has been to have all related-party transactions reviewed and approved by a majority of the disinterested members of our board of directors, including the transactions described above.

PRINCIPAL STOCKHOLDERS

The following table presents certain information with respect to the beneficial ownership of our common stock as of February 28, 2021 and as adjusted to reflect the sale of Class A common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock, by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each stockholder known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, based on information furnished to us, the persons and entities named in the table have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 345,759,520 shares of our Class A common stock outstanding, 3,173,060 shares of our Class B common stock outstanding, and 15,244,490 shares of our Class C common stock outstanding as of February 28, 2021 (after giving effect to the Capital Stock Conversion and the Class C Stock Exchange), which includes:

•	238,954,050 shares of Class A common stock resulting from the Capital Stock Conversion, which we expect will occur upon the completion of this offering;

•	106,805,470 shares of our Class A common stock outstanding, which number of shares excludes the shares being exchanged in the Class C Stock Exchange; and

•

15,244,490 shares of our Class C common stock, which includes 15,244,490 shares of our Class A common stock outstanding beneficially owned by our founder that will be exchanged for an equivalent number of our Class C common stock in the Class C Stock Exchange immediately prior to the completion of this offering.

We have based our calculation of the percentage of beneficial ownership after this offering on 25,000,000 shares of our Class A common stock issued by us in this offering and 345,759,520 shares of Class A common stock, 3,173,060 shares of our Class B common stock and 15,244,490 shares of our Class C common stock outstanding immediately after the completion of this offering. Shares of our Class A common stock subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2021 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. RSUs that will not vest and settle within 60 days of February 28, 2021 are not included for purposes of the calculations below. See “Executive Compensation—Outstanding Equity Awards as of December 31, 2020” for additional information regarding outstanding RSU awards for our named executive officers that are omitted from the table below. Percentage ownership of our common stock after this offering does not include the purchase of shares of our Class A common stock in this offering by Robert Reffkin, our founder, Chairman and Chief Executive Officer, or by entities affiliated with SVF Excalibur (Cayman) Limited and DG Urban-C, L.P., holders of more than five percent of our capital stock, each of which have expressed an interest in purchasing shares of our Class A common stock in this offering.

Each share of Class A common stock is entitled to one vote per share. Shares of Class B common stock do not have voting rights. Each share of Class C common stock is entitled to 20 votes per share. None of our directors, executive officers or holders of more than five percent of our voting securities held any shares of Class B common stock as of February 28, 2021. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o Compass, Inc., 90 Fifth Avenue, 3rd Floor, New York, New York 10011.

	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned (%)				Percentage of Total Voting Power After the Offering(1)
			Before the Offering		After the Offering
	Class A Common Stock	Class C Common Stock	Class A Common Stock	Class C Common Stock	Class A Common Stock	Class C Common Stock
Name of Beneficial Owner
Named Executive Officers and Directors:
Robert Reffkin(2)	8,612,020	15,244,490	2.5%	100%	2.3%	100%	46.4%
Kristen Ankerbrandt(3)	843,370	—	*	—	*	—	*
Greg Hart(4)	1,555,710	—	*	—	*	—	*
Brad Serwin(5)	810,260	—	*	—	*	—	*
Joseph Sirosh(6)	4,200,980	—	1.2%	—	1.1%	—	*
Jeffrey Housenbold(7)	—	—	*	—	*	—	*
Eileen Murray(8)	194,460	—	*	—	*	—	*
Charles Phillips(9)	194,460	—	*	—	*	—	*
Steven Sordello(10)	194,460	—	*	—	*	—	*
Pamela Thomas-Graham(11)	194,460	—	*	—	*	—	*
All executive officers and directors as a group (16 persons)(12)	18,992,390	15,244,490	5.5%	100%	5.1%	100%	48.0%
Other 5% Stockholders:
SVF Excalibur (Cayman) Limited(13)	126,746,430	—	36.7%	—	34.2%	—	18.8%
DG Urban-C L.P.(14)	33,524,760	—	9.7%	—	9.0%	—	5.0%
Ori Allon(15)	19,097,880	—	5.5%	—	5.2%	—	2.8%

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.
(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A common stock, entitled to one vote per share, and Class C common stock, entitled to 20 votes per share. Shares of our Class B common stock have no voting rights, except as otherwise required by law. See the section titled “Description of Capital Stock—Class A Common Stock, Class B Common Stock and Class C Common Stock” for more information about the voting rights of our Class A common stock, Class B common stock and Class C common stock.

(2)

Represents: (i) 15,244,990 shares of Class C common stock held of record by Mr. Reffkin; (ii) 421,150 shares of Class A common stock held of record by Mr. Reffkin; (iii) 2,533,350 shares of Class A common stock held of record by The Compass 2015 GRAT; (iv) 5,305,520 shares of Class A common stock held of record by The Compass 2017 GRAT; and (v) 352,000 shares of Class A common stock held of record by The Ruth Reffkin Family Trust.

(3)	Represents: 843,370 shares of Class A common stock subject to stock options held by Ms. Ankerbrandt that are exercisable within 60 days of February 28, 2021.
(4)	Represents: 1,555,710 shares of Class A common stock subject to stock options held by Mr. Hart that are exercisable within 60 days of February 28, 2021.
(5)

Represents: (i) 95,850 shares of Class A common stock held of record by Mr. Serwin and (ii) 714,410 shares of Class A common stock subject to stock options held by Mr. Serwin that are exercisable within 60 days of February 28, 2021.

(6)

Represents: (i) 189,060 shares of Class A common stock held of record by Mr. Sirosh; (ii) 2,446,960 shares of Class A common stock held by family trusts; and (iii) 1,564,960 shares of Class A common stock subject to stock options held by Mr. Sirosh that are exercisable within 60 days of February 28, 2021, of which 1,242,420 shares are further subject to certain performance-based conditions.

(7)

Excludes shares of Class A common stock held by SVFE Cayman identified in footnote 13 below. Mr. Housenbold is a Managing Partner at SB Investment Advisers (US) Inc., an affiliate of SVFE Cayman, but does not have voting or dispositive power over the shares held by SVFE Cayman.

(8)	Represents: 194,460 shares of Class A common stock subject to stock options held by Ms. Murray that are exercisable within 60 days of February 28, 2021.

(9)	Represents: 194,460 shares of Class A common stock subject to stock options held by Mr. Phillips that are exercisable within 60 days of February 28, 2021.
(10)	Represents: 194,460 shares of Class A common stock subject to stock options held by Mr. Sordello that are exercisable within 60 days of February 28, 2021.
(11)	Represents: 194,460 shares of Class A common stock subject to stock options held by Ms. Thomas-Graham that are exercisable within 60 days of February 28, 2021.
(12)

Represents: (i) 11,638,550 shares of Class A common stock, (ii) 7,353,840 shares of Class A common stock subject to options exercisable within 60 days of February 28, 2021 and (iii) 15,244,490 shares of Class C common stock.

(13)

Represents: 126,746,430 shares of our Class A common stock held of record by SVF Excalibur (Cayman) Limited, or SVFE Cayman. SB Investment Advisors (UK) Limited, or SBIA UK, has been appointed as alternative investment fund manager, or AIFM, and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive, and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting, and disposal of SoftBank Vision Fund’s investments, including investments held by SVFE Cayman, a subsidiary controlled by SoftBank Vision Fund. The investment committee of SBIA UK, comprised of Masayoshi Son, Rajeev Misra, and Saleh Romeih, holds dispositive power over the shares held by SVFE Cayman. Voting power over such shares is exercised through a proxy voting policy administered by SBIA UK. The voting process described in SBIA’s proxy voting policy is coordinated by an appointed proxy officer and incorporates input from investment personnel and the compliance department of SBIA UK. Jeffrey Housenbold, a member of our board of directors, is a Managing Partner at SB Investment Advisers (US) Inc., an affiliate of SBIA UK, but does not have voting or dispositive power over the shares held by SVFE Cayman. The address for SVFE Cayman is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(14)

Represents: 33,524,760 shares of our Class A common stock held of record by DG Urban-C L.P., or DG Urban. Discovery Capital Management, LLC is the investment manager for DG Urban. Robert K. Citrone, the managing member of Discovery Capital Management, LLC, shares voting and dispositive power over the securities directly held by DG Urban. The address of DG Urban is 20 Marshall Street, Suite 310, South Norwalk, CT 06854.

(15)	Represents: 19,097,880 shares of Class A common stock held of record by Mr. Allon. Mr. Allon served as a member of our board of directors until February 2021.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Upon the completion of this offering, our authorized capital stock will consist of 12,500,000,000 shares of our Class A common stock, $0.00001 par value per share, 1,250,000,000 shares of our Class B common stock, $0.00001 par value per share, 100,000,000 shares of our Class C common stock, $0.00001 par value per share, and 25,000,000 shares of undesignated preferred stock, $0.00001 par value per share.

Assuming the conversion of all outstanding shares of our convertible preferred stock into 238,954,050 shares of our Class A common stock, which will occur in connection with the completion of this offering, and the Class C Exchange, as of December 31, 2020, there were outstanding:

•	340,008,950 shares of our Class A common stock, held by 414 stockholders of record;

•	6,672,540 shares of our Class B common stock outstanding, held by 142 stockholders of record;

•	15,244,490 shares of our Class C common stock outstanding, held by one stockholder of record (after giving effect to the Class C Stock Exchange);

•	32,556,160 shares of our Class A common stock issuable upon the settlement of restricted stock units; and

•

61,792,730 shares of our Class A common stock and 1,034,420 shares of our Class B common stock issuable upon exercise of outstanding stock options, with a weighted-average exercise prices of $4.54 per share and $5.16 per share, respectively.

Class A Common Stock, Class B Common Stock and Class C Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders, holders of our Class B common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law, and holders of our Class C common stock are entitled to 20 votes for each share of Class C common stock held on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class C common stock vote together as a single class, unless otherwise required by law or our restated certificate. Shares of our Class B common stock are issued in connection with our Agent Equity Program and are primarily held by licensed real estate agents registered in New York State who may not own any voting shares of our capital stock pursuant to the New York State rules and regulations. Delaware law could require either holders of our Class A common stock, Class B common stock or Class C common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our restated certificate of incorporation does not provide for cumulative voting for the election of directors. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Change in Control Transactions

In the case of any distribution or payment in respect of the shares of our Class A common stock, Class B common stock or Class C common stock upon a merger or consolidation with or into any other entity, or other substantially similar transaction, the holders of our Class A common stock, Class B common stock and Class C common stock will be treated equally and identically with respect to shares of Class A common stock, Class B common stock or Class C common stock owned by them, unless the only difference in the per share distribution to the holders of the Class A common stock, Class B common stock and Class C common stock is that any securities distributed to the holder of a share of Class A common stock shall have one vote per share, a share of Class B common stock shall have no votes per share and a share of Class C common stock shall have 20 votes per share.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, or winding up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of Class B Common Stock

Each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the closing of this offering. Once converted or transferred and converted into Class A common stock, the Class B common stock will not be reissued. In addition, all shares of our Class B common stock will automatically convert into shares of Class A common stock immediately prior to the close of business on the date specified by a majority of our board of directors. After the closing of this offering, we anticipate that our board of directors may vote to effect such an automatic conversion.

Conversion of Class C Common Stock

Each share of Class C common stock is convertible at any time of the option of the holder into one share of Class A common stock. Following the completion of this offering, shares of Class C common stock will automatically convert into shares of Class A common stock upon sale or transfer except for certain permitted transfers by our founder described in our restated certificate of incorporation, including for estate planning purposes.

Each share of Class C common stock will convert automatically into one share of Class A common stock upon the earlier of (i) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first date following the completion of this offering on which the number of shares of our Class C common stock held by our founder and his permitted transferees and permitted entities is less than 50% of the number of shares of Class C common stock held by our founder, his permitted transferees and permitted entities immediately following the completion of this offering; (ii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first date following the completion of this offering that both (A) our founder is no longer providing services to us as an officer, employee or consultant and (B) our founder is no longer a member of our board of directors as a result of a voluntary resignation by our founder or as a result of a written request or agreement by our founder not to be renominated as a member of our board of directors at a meeting of our stockholders; (iii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which our founder is terminated for cause (as defined in our restated certificate); (iv) the date that is 12 months after the death or disability (as defined in our restated certificate) of our founder; (v) two days prior to the date specified in writing upon which our shares of capital stock will be included on the S&P 500 index (including press release issued by Standard & Poor’s) and confirmation from Standard & Poor’s of such specified date and inclusion; (vi) the date specified by the affirmative vote of the holders of our Class C common stock not representing less than two-third (2/3) of the voting power of the outstanding shares of our Class C common stock, voting separately as a single class; or (vii) seven years from the date of the completion of our offering.

Preferred Stock

Pursuant to the provisions of our restated certificate of incorporation, each currently outstanding share of convertible preferred stock other than our Series E convertible preferred stock will automatically be converted into one share of Class A common stock effective immediately upon the completion of this offering. Further, at such time, each share of Series E convertible preferred stock will convert into approximately 1.02427 shares of Class A common stock. The holders of our Series D convertible preferred stock elected to convert their shares of preferred stock into shares of our to Class A common stock on a one-for-one basis prior to the completion of this offering. Following this offering, no shares of convertible preferred stock will be outstanding.

Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock, Class B common stock and Class C common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of December 31, 2020, we had outstanding options to purchase an aggregate of 61,792,730 shares of our Class A common stock pursuant to our 2012 Plan and an aggregate of 1,034,420 shares of our Class B common stock outside of our 2012 Plan. Since December 31, 2020, we have granted options to purchase an aggregate of 1,888,660 shares of our Class A common stock issuable pursuant to outstanding stock options, with a weighted average exercise price of $11.04 per share, pursuant to our 2012 Stock Plan.

Restricted Stock Units

As of December 31, 2020, we had outstanding RSUs settleable for an aggregate of 32,556,160 shares of our Class A common stock pursuant to our 2012 Plan. Since December 31, 2020, we have granted RSUs settleable for an aggregate of 18,089,442 shares of our Class A common stock pursuant to our 2012 Stock Plan.

Registration Rights

We will pay the registration expenses (other than underwriting discounts and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with the completion of this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, subject to a limited early release conditioned on the performance of our Class A common stock, and certain other terms and conditions. See the section titled “Underwriting” for additional information.

Following the completion of this offering, the holders of certain outstanding shares of our Class A common stock and the holders of shares of our Class A common stock issuable upon conversion of our convertible preferred stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. Immediately following this offering, there will be approximately 297,553,540 registrable securities outstanding. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in July 2019, and include demand registration rights, Form S-3 registration rights, and piggyback registration rights. In any registration made pursuant to such amended and restated investor rights agreement, all fees, costs, and expenses of underwritten registrations, will be borne by us and all selling expenses, including the estimated underwriting discounts and commissions, will be borne by the holders of the shares being registered. However, we will not be required to bear the expenses in connection with the exercise of the requested and Form S-3 registration rights of a registration if the request is subsequently withdrawn at the request of the selling stockholders holding a majority of registrable securities to be registered.

The registration rights terminate upon the earlier of (1) five years following the completion of this offering or (2) as to any given holder of registration rights, at such time following this offering when such holder of registration rights holds one percent or less of our outstanding common stock and all registrable securities held by such holder can be sold in any three-month period without registration pursuant to Rule 144 under the Securities Act and without the requirement for us to be in compliance with the current public information requirement under Rule 144(c)(1).

Demand Registration Rights

The holders of an aggregate of 297,553,540 shares of our Class A common stock following this offering (assuming automatic conversion of all outstanding shares of our convertible preferred stock into shares of Class A common stock in connection with the completion of this offering), or their permitted transferees, are entitled to demand registration rights. Under the terms of the amended and restated investor rights agreement, if we receive a written request, at any time after the earlier of (1) July 26, 2023 or (2) six months following the effective date of this offering, from the holders of at least 50% of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of outstanding registrable securities, then we will be required, within 20 days of receipt of the written request, to use commercially reasonable efforts to register, as soon as practicable, all of the shares requested to be registered for public resale, if the amount of registrable securities to be registered will have aggregate gross proceeds (before underwriting discounts) of at least $10.0 million. We are required to effect only two registrations pursuant to this provision of the amended and restated investor rights agreement. We may postpone the filing of a registration statement no more than once during any 12-month period for up to 90 days if our board of directors determines that the filing would be detrimental to us and our stockholders. We are not required to effect a demand registration under certain additional circumstances specified in the amended and restated investor rights agreement.

Form S-3 Registration Rights

The holders of an aggregate of 297,553,540 shares of our Class A common stock following this offering (assuming automatic conversion of all outstanding shares of our convertible preferred stock into shares of Class A common stock in connection with the completion of this offering) or their permitted transferees are also entitled to Form S-3 registration rights. The holders of at least 30% of the registrable securities then outstanding can request that we register all or part of their shares on Form S-3 if we are eligible and qualified to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2.0 million. The stockholders may require us to effect at most two registration statements on Form S-3 in any 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period for up to 90 days if our board of directors determines that the filing would be detrimental to us and our stockholders. We are not required to effect a registration on Form S-3 under certain additional circumstances specified in the amended and restated investor rights agreement.

Piggyback Registration Rights

If we register any of our securities for public sale, the holders of an aggregate of 297,553,540 shares of our Class A common stock following this offering (assuming automatic conversion of all outstanding shares of our convertible preferred stock into shares of Class A common stock immediately prior to the completion of this offering) or their permitted transferees are entitled to piggyback registration rights. However, this right does not apply to a registration relating to sales of securities of participants in one of our stock plans, a registration relating to the offer and sale of debt securities or a registration relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act. The underwriters of any underwritten offering will have the right, in their sole discretion, to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned, first, to us, and second, pro rata among these holders, according to the total amount of securities entitled to be included by each holder, subject to additional circumstances specified in the amended and restated investor rights agreement.

Anti-takeover Provisions

Certain provisions of Delaware law, our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

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Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our board of directors will be classified into three classes of directors. The existence of a classified board of directors could discourage a third-party from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors Composition” for additional information.

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Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause and the approval of the holders of at least two-thirds of the voting power of the then-outstanding capital stock.

•

Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws. Our restated certificate of incorporation will further provide that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock will be required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock will be required to amend or repeal our restated bylaws, although our restated bylaws may be amended by a simple majority vote of our board of directors.

•

Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, or our chief executive officer. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

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No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

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Issuance of Undesignated Preferred Stock. After the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

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Choice of Forum. Our restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Our restated certificate of incorporation will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and the Federal Forum Provision will, to the fullest extent permitted by law, apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court, to the fullest extent permitted by law. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

Listing

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “COMP.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock, Class B common stock and Class C common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our Class A common stock, including shares issued upon exercise of outstanding stock options in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2020, we will have a total of 376,008,950 shares of our Class A common stock outstanding, 6,672,510 shares of our Class B common stock outstanding and 15,244,490 shares of our Class C common stock outstanding. Of these outstanding shares, all of the shares of our Class A common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer. Shares of our Class C common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer.

The remaining outstanding shares of our Class A common stock, Class B common stock and Class C common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, each of our directors, executive officers, and holders of substantially all of our outstanding equity securities have entered into market standoff agreements with us or lock-up agreements with the underwriters as described below. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

Earliest Date Available for Sale in the Public Market	Number of Shares of Class A Common Stock
After close of trading on the second trading day immediately following our public release of earnings for the first quarter following the most recent period for which financial statements are included in this prospectus, or the Early Lock-Up Expiration Date, provided that the closing price of our Class A common stock on the New York Stock Exchange is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus for the periods described below.	Up to 24.2 million shares. Excludes approximately 13.6 million shares held by our executive officers, board of directors and by “affiliates” for the purposes of Rule 144. Includes approximately 1.7 million shares issuable upon the exercise of vested options and 0.6 million shares issuable upon the settlement of vested RSUs, in each case based upon awards outstanding as of February 28, 2021, and approximately 0.3 million shares issuable upon the conversion of shares of Class B common stock.

Beginning 181 days after the date of this prospectus.	All remaining shares held by our stockholders not previously eligible for sale, subject to volume limitations applicable to “affiliates” under Rule 144 as described below.

Lock-Up Agreements and Market Stand-Off Provisions

All of our directors, executive officers, and holders of substantially all of our outstanding equity securities are subject to lock-up agreements or market stand-off provisions that, subject to exceptions described under the section titled “Underwriting” below, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, stock options, or any security or instrument related to this common stock, or stock option for a period of at least 180 days following the date of this prospectus, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. These

agreements are subject to a limited early release, as discussed below, as well as certain customary exceptions. See the section titled “Underwriting” for additional information.

Early Lock-Up Expiration. Our lock-up period has two potential release dates, the first following our first earnings release for the three months ended March 31, 2021, subject to certain conditions described below, and the second following 180 days after the date of this prospectus. The terms of the lock-up agreements will expire as to 10% of the outstanding shares and vested equity awards held by each current and former holder of any series of our preferred stock and as to 5% of the outstanding shares and vested equity awards held by all other holders of our capital stock subject to the lock-up agreement if certain conditions are met, and we refer to the date on which this early release occurs as the Early Lock-Up Expiration Date. If such conditions are met, these shares will become available for sale after the close of trading on the second full trading day following the date on which all of the below conditions are satisfied: (1) such date occurs after we have publicly furnished at least one earnings release on Form 8-K or filed at least one periodic report with the SEC; and (2) on such date, and for five out of any ten consecutive trading days ending on such date, the last reported closing price of our Class A common stock is at least 25% greater than the initial public offering price set forth on the cover page of this prospectus.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144 and the requirements of the lock-up and market stand-off agreements, as described above. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares (subject to the requirements of the lock-up and market stand-off agreements, as described above) without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market stand-off provisions described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares are subject to lock-up agreements and or market stand-off agreements as described above and under the section titled “Underwriting” and will not become eligible for sale until the expiration of those agreements.

Registration Statements

In connection with this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our Class A common stock subject to outstanding stock options and RSUs, and the shares of our Class A common stock reserved for issuance under our equity incentive plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market stand-off agreements to which they are subject.

Registration Rights

We have granted demand, Form S-3, and piggyback registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax or the Medicare Contribution tax on net investment income, and does not deal with state or local taxes, U.S. federal gift, and estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as:

•	insurance companies, banks, and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

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persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable consolidated financial statement;

•	non-U.S. governments and international organizations;

•	broker-dealers and traders in securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons that own, or are deemed to own, more than five percent of our Class A common stock;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

•	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly with retroactive effect, and are subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION,

INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Class A common stock that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes. A “U.S. Holder” is a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if it (i) is subject to the primary supervision of a court within the United States and one or more “United States Persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

An individual non-U.S. citizen may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our Class A common stock.

Distributions

As described in the section entitled “Dividend Policy,” we do not expect to make any distributions on our Class A common stock in the foreseeable future. If we do make distributions on our Class A common stock, however, such distributions made to a Non-U.S. Holder of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our Class A common stock as described below under “—Gain on Disposition of Our Class A Common Stock.”

Any distribution on our Class A common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to the lower rate under that treaty. Such form must be provided prior to the payment of the applicable dividend and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Non-U.S. Holders who are eligible for a reduced rate of U.S. withholding tax under an income tax treaty should consult with their tax advisors to determine if they are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to United States persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the section below titled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on Disposition of Our Class A Common Stock

Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other taxable disposition of our Class A common stock unless (1) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in the Class A common stock.

Gain described in (1) above will be required to pay tax on the net gain derived from the sale at the regular U.S. federal income tax rates applicable to United States persons. Corporate Non-U.S. Holders that realize gain described in (1) above may also be subject to the additional branch profits tax described above at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Individual Non-U.S. Holders described in (2) above will be required to pay a flat 30% tax on the gain derived from the sale or other taxable disposition, which gain may be offset by U.S. source capital losses (even though such holder is not considered a resident of the United States), provided such holder timely filed U.S. federal income tax returns with respect to such losses. With respect to (3) above, in general, we would be a United States real property holding corporation if “United States real property interests” (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are, or were to be, treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, or constructively, no more than five percent of our Class A common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our Class A common stock is “regularly traded” (as defined in the applicable Treasury Regulations) on an established securities market. There can be no assurance that our Class A common stock will qualify at all times as regularly traded on an established securities market.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class A common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our Class A common stock.

Backup Withholding and Information Reporting

Generally, we or certain financial middlemen must report information to the IRS with respect to any distributions we pay on our Class A common stock, including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a sale or other taxable disposition of our Class A common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-United States person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of such disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of such disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a United States person. For information reporting purposes only, certain U.S.-related brokers may be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends on our Class A common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock, and also would generally apply to payments of gross proceeds from the sale or other disposition of such stock. Under proposed Treasury Regulations, however, no withholding will apply with respect to payments of gross proceeds. The preamble to the proposed regulations specifies that taxpayers are permitted to rely on such proposed regulations pending finalization.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION, UNDER U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC
Oppenheimer & Co. Inc.
Needham & Company, LLC
Zelman Partners LLC
Loop Capital Markets LLC
Academy Securities Inc.
Blaylock Van, LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

Total	25,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 3,750,000 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,750,000 additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We and our officers, directors, and holders of substantially all of the our common stock, have agreed with the underwriters, subject to certain exceptions as described below, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the eligible date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The restrictions described in the paragraph above relating to the officers, directors, and holders of substantially all our common stock do not apply to, among other things, and subject in certain cases to various conditions (including no filing requirements (other than certain filings on Form 5) and the transfer of the lock-up restrictions), to transfers or dispositions:

•	as bona fide gifts, charitable contributions or for bona fide estate planning purposes;

•	to any member of the lock-up party’s immediate family;

•

to any trust for the direct or indirect benefit of the lock-up party or their immediate family, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of the beneficiary of such trust;

•	by will or intestacy;

•	in connection with the sale of common stock acquired in this offering (other than any Company-directed shares acquired by an officer or director) or in open market transactions after this offering;

•

to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlled or managed by the lock-up party or its affiliates, or as part of a distribution, transfer or disposition without consideration to the lock-up party’s stockholders, partners, members, or other equity holders;

•

to us in connection with the exercise, vesting or settlement of options and restricted stock units, which were granted pursuant to an equity award plan described in this prospectus (including, in each case, by way of “net” or “cashless” exercise and/or to cover withholding tax obligations);

•

to us in connection with the repurchase of common stock issued pursuant to pursuant to an equity award plan described in this prospectus or pursuant to agreements under which such common stock was issued, in each case in connection with the lock-up party’s service provider relationship with us;

•	pursuant to certain bona fide third-party tender offers, mergers, consolidations or other similar transactions that are approved by our board of directors that result in a “change of control;”

•	in connection with the conversion or reclassification of outstanding shares of our preferred stock into common stock; and

•	by operation of law or pursuant to a final qualified domestic order, divorce settlement, divorce decree or separation agreement.

Early Lock-Up Expiration

Our lock-up period has two potential release dates, the first following our first earnings release or periodic report (either our quarterly report on Form 10-Q or annual report on Form 10-K), subject to certain conditions described below, and the second following 180 days after the date of this prospectus. The terms of the lock-up agreements will expire as to 10% of the outstanding shares and vested equity awards held by each current and former holder of any series of our preferred stock and as to 5% of the outstanding shares and vested equity awards held by all other holders of our capital stock subject to the lock-up agreement if certain conditions are met, and we refer to the date on which this early release occurs as the Early Lock-Up Expiration Date. If such conditions are met, these shares will become available for sale after the close of trading on the second full trading day following the date on which all of the below conditions are satisfied: (1) such date occurs after we have publicly furnished at least one earnings release on Form 8-K or filed at least one periodic report with the SEC; and (2) on such date, and for five out of any ten consecutive trading days ending on such date, the last reported closing price of our Class A common stock is at least 25% greater than the initial public offering price set forth on the cover page of this prospectus.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “COMP.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $12,500,000. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $35,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Specifically, an affiliate of Barclays Capital Inc. is an administrative agent under the Concierge Facility and the Revolving Credit Facility. Affiliates of the underwriters are also lenders under the Concierge Facility and the Revolving Credit Facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

The Reffkin family has indicated an interest in purchasing up to $18.5 million in shares of our Class A common stock in this offering at the initial public offering price per share. In addition, certain holders of more than five percent of our capital stock, including entities affiliated with SVF Excalibur (Cayman) Limited and DG Urban-C L.P., among others, have indicated an interest in purchasing an aggregate of up to $140 million in shares of our Class A common stock in this offering at the initial public offering price per share. Because these indications of interest are not binding agreements or commitments to purchase, such individuals and entities may determine to purchase more, less, or no shares in this offering.

At our request, the underwriters have reserved up to seven percent of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to eligible licensed real estate agents affiliated with our company and certain individuals identified by us. The sales will be made by Morgan Stanley & Co. LLC, an underwriter in this offering, through a directed share program. We do not know if these parties will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. Shares sold through the directed share program will not be subject to lock-up restrictions.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, or a Relevant

State, no common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to, and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined, or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each underwriter has represented and agreed that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or SFA,) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority, or FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment

Scheme of 23 June 2006, as amended, or CISA, and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO, or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree, and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

Fenwick & West LLP, New York, New York, which has acted as our counsel in connection with this offering, will pass upon the validity of the issuance of the shares of our Class A common stock offered by this prospectus. Latham & Watkins LLP, New York, New York is acting as counsel to the underwriters.

EXPERTS

The financial statements as of December 31, 2019 and 2020 and for each of the three years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.compass.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our Class A common stock in this offering.

Compass, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Compass, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Compass, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive loss, of convertible preferred stock and stockholders’ deficit, and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value of Contingent Consideration - Modus Technologies, Inc. Acquisition

As described in Notes 3 and 4 to the consolidated financial statements, on October 9, 2020, the Company completed the acquisition of 100% of the outstanding shares of Modus Technologies, Inc. (“Modus”). The consideration for the purchase of Modus included contingent consideration arrangements, payable over three years and based on the attainment of transaction-based targets as defined by the purchase agreement. The maximum amount of contingent consideration that could be earned is $70 million, payable in a combination of cash and the Company’s Class A common stock. Management recorded the contingent consideration liability at its fair value of $20 million as of December 31, 2020. Management estimated the fair value of the contingent consideration using a Monte Carlo simulation, which is based on significant inputs, such as forecasted future results of the acquired business which are not observable in the market, discount rates and earnings volatility measures.

The principal considerations for our determination that performing procedures relating to the fair value of contingent consideration related to the Modus acquisition is a critical audit matter are (i) the significant judgment by management when determining the fair value of the contingent consideration; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the Monte Carlo simulation and the discount rate assumption; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for determining the fair value of the contingent consideration; (ii) evaluating the appropriateness of the Monte Carlo simulation; (iii) testing the completeness and accuracy of underlying data used in the simulation; and (iv) evaluating the reasonableness of the discount rate assumption. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Monte Carlo simulation and the discount rate assumption.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 1, 2021, except for the effects of the stock split discussed in Note 16 to the consolidated financial statements, as to which the date is March 19, 2021

We have served as the Company’s auditor since 2014.

Compass, Inc.

Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31,		Pro Forma as of December 31,
	2019	2020	2020
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$491.7	$440.1
Short-term investments	55.5	—
Accounts receivable, net of allowance of $2.7 and $8.1, respectively	45.4	54.8
Compass Concierge receivables, net of allowance of $4.7 and $17.2, respectively	80.8	49.5
Other current assets	73.3	54.9

Total current assets	746.7	599.3
Property and equipment, net	134.0	141.7
Operating lease right-of-use assets	431.9	426.6
Intangible assets, net	52.2	45.6
Goodwill	81.4	119.8
Other non-current assets	25.4	32.1

Total assets	$1,471.6	$1,365.1

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$43.7	$36.6
Commissions payable	32.9	62.0
Accrued expenses and other current liabilities	68.3	106.8
Current lease liabilities	33.5	68.1
Concierge Credit Facility	—	8.4

Total current liabilities	178.4	281.9
Non-current lease liabilities	441.2	435.9
Other non-current liabilities	7.9	23.5

Total liabilities	627.5	741.3

Commitments and contingencies (Note 10)

Convertible preferred stock, $0.00001 par value, 256,469,430 and 246,430,170 shares authorized at December 31, 2019 and 2020, respectively; 246,365,350 and 237,047,550 shares issued and outstanding at December 31, 2019 and 2020, respectively; no shares issued and outstanding as of December 31, 2020, pro forma (unaudited)	1,525.7	1,486.7	—

Stockholders’ Deficit

Common stock, $0.00001 par value; 487,600,000 and 700,754,910 shares authorized at December 31, 2019 and 2020, respectively; 111,544,060 and 125,221,900 shares issued at December 31, 2019 and 2020, respectively; 109,294,060 and 122,971,900 shares outstanding at December 31, 2019 and 2020, respectively; 361,925,950 shares issued and outstanding as of December 31, 2020, pro forma (unaudited)	—	—	—
Additional paid-in capital	143.4	238.0	1,833.8
Accumulated other comprehensive income	0.1	—	—
Accumulated deficit	(825.1)	(1,100.9)	(1,210.0)

Total stockholders’ deficit	(681.6)	(862.9)	623.8

Total liabilities, convertible preferred stock and stockholders’ deficit	$1,471.6	$1,365.1

The accompanying footnotes are an integral part of these consolidated financial statements.

Compass, Inc.

Consolidated Statements of Operations

(In millions, except share and per share data)

	Year Ended December 31,
	2018	2019	2020
Revenue	$884.7	$2,386.0	$3,720.8
Operating expenses:
Commissions and other related expense	695.4	1,935.6	3,056.9
Sales and marketing	174.3	382.8	407.9
Operations and support	95.5	204.8	225.1
Research and development	56.7	131.3	146.3
General and administrative	85.7	92.4	106.7
Depreciation and amortization	14.8	40.9	51.2

Total operating expenses	1,122.4	2,787.8	3,994.1

Loss from operations	(237.7)	(401.8)	(273.3)
Investment income, net	8.4	12.9	2.0
Interest expense	—	—	(0.6)

Loss before income taxes	(229.3)	(388.9)	(271.9)
Benefit from income taxes	5.5	0.9	1.7

Net loss	$(223.8)	$(388.0)	$(270.2)

Net loss per share attributable to common stockholders, basic and diluted	$(2.26)	$(3.64)	$(2.46)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	98,930,220	106,529,880	109,954,760

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			$(0.76)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			354,718,417

The accompanying footnotes are an integral part of these consolidated financial statements.

Compass, Inc.

Consolidated Statements of Comprehensive Loss

(In millions)

	Year Ended December 31,
	2018	2019	2020
Net loss	$(223.8)	$(388.0)	$(270.2)
Other comprehensive (loss) income:
Unrealized (loss) gain on investments	(0.3)	0.4	(0.1)

Comprehensive loss	$(224.1)	$(387.6)	$(270.3)

The accompanying footnotes are an integral part of these consolidated financial statements.

Compass, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In millions, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2017	122,943,210	$328.9	90,885,070	$—	$36.8	$—	$(213.3)	$(176.5)
Net loss	—	—	—	—	—	—	(223.8)	(223.8)
Unrealized loss on investments	—	—	—	—	—	(0.3)	—	(0.3)
Issuance of Series E convertible preferred stock, net of issuance costs	67,429,180	454.7	—	—	—	—	—	—
Issuance of Series F convertible preferred stock, net of issuance costs	33,686,160	398.8	—	—	—	—	—	—
Issuance of shares in connection with acquisitions	—	—	1,215,440	—	5.3	—	—	5.3
Issuance of shares in connection with executive compensation arrangements	—	—	1,680,340	—	—	—	—	—
Exercise of stock options	—	—	10,396,430	—	3.7	—	—	3.7
Stock-based compensation	—	—	—	—	52.5	—	—	52.5

Balances at December 31, 2018	224,058,550	$1,182.4	104,177,280	$—	$98.3	$(0.3)	$(437.1)	$(339.1)
Net loss	—	—	—	—	—	—	(388.0)	(388.0)
Unrealized gain on investments	—	—	—	—	—	0.4	—	0.4
Issuance of Series G convertible preferred stock, net of issuance costs	22,306,800	343.3	—	—	—	—	—	—
Issuance of shares in connection with acquisitions	—	—	40,990	—	0.1	—	—	0.1
Exercise of stock options	—	—	5,075,790	—	7.6	—	—	7.6
Stock-based compensation	—	—	—	—	37.4	—	—	37.4

Balances at December 31, 2019	246,365,350	$1,525.7	109,294,060	$—	$143.4	$0.1	$(825.1)	$(681.6)
Cumulative change in accounting principle (ASU 2016-13)	—	—	—	—	—	—	(5.6)	(5.6)
Net loss	—	—	—	—	—	—	(270.2)	(270.2)
Unrealized loss on investments	—	—	—	—	—	(0.1)	—	(0.1)
Issuance of Series G convertible preferred stock, net of issuance costs	64,820	1.0	—	—	—	—	—	—
Conversion of Series D convertible preferred stock	(9,382,620)	(40.0)	9,382,620	—	40.0	—	—	40.0
Issuance of shares in connection with acquisitions	—	—	401,310	—	1.2	—	—	1.2
Exercise of stock options	—	—	2,710,680	—	9.6	—	—	9.6
Early exercise of stock options	—	—	1,183,230	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	0.6	—	—	0.6
Stock-based compensation	—	—	—	—	43.2	—	—	43.2

Balances at December 31, 2020	237,047,550	$1,486.7	122,971,900	$—	$238.0	$—	$(1,100.9)	$(862.9)

The accompanying footnotes are an integral part of these consolidated financial statements.

Compass, Inc.

Consolidated Statements of Cash Flows

(In millions)

	Year Ended December 31,
	2018	2019	2020
Operating Activities
Net loss	$(223.8)	$(388.0)	$(270.2)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14.8	40.9	51.2
Stock-based compensation	52.5	37.4	43.2
Change in acquisition related contingent consideration	0.5	(9.9)	8.9
Bad debt expense	1.8	6.8	16.0
Amortization of debt issuance costs	—	—	0.3
Changes in operating assets and liabilities:
Accounts receivable	(20.7)	(18.2)	(16.3)
Compass Concierge receivables	(0.9)	(84.8)	16.6
Other current assets	(36.2)	(45.0)	19.4
Other non-current assets	(16.1)	6.3	(4.9)
Operating lease right-of-use assets and operating lease liabilities	—	21.8	34.6
Accounts payable	17.5	9.2	(6.5)
Commissions payable	4.9	21.6	29.1
Accrued expenses and other liabilities	16.3	24.9	20.5

Net cash used in operating activities	(189.4)	(377.0)	(58.1)

Investing Activities
Purchases of marketable securities	(726.9)	(70.7)	—
Proceeds from sales and maturities of marketable securities	223.8	572.9	55.5
Capital expenditures	(35.3)	(74.1)	(43.3)
Payments for acquisitions, net of cash acquired	(88.7)	(38.2)	(25.6)

Net cash (used in) provided by investing activities	(627.1)	389.9	(13.4)

Financing Activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	853.5	343.3	1.0
Proceeds from exercise and early exercise of stock options	3.7	7.6	15.9
Proceeds from drawdowns on Concierge Credit Facility, net of issuance costs	—	—	10.1
Repayments of drawdowns on Concierge Credit Facility	—	—	(3.0)
Payments of contingent consideration related to acquisitions	—	(0.7)	(3.2)
Payments of deferred offering costs	—	—	(0.9)

Net cash provided by financing activities	857.2	350.2	19.9

Net increase (decrease) in cash and cash equivalents	40.7	363.1	(51.6)
Cash and cash equivalents at beginning of year	87.9	128.6	491.7

Cash and cash equivalents at end of year	$128.6	$491.7	$440.1

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—	$0.2

Supplemental non-cash information:
Issuance of Class A common stock for acquisitions	$5.3	$0.1	$1.2

Property and equipment included in accounts payable	$6.3	$3.7	$2.0

Conversion of Series D convertible preferred stock	$—	$—	$40.0

The accompanying footnotes are an integral part of these consolidated financial statements.

Compass, Inc.

Notes to Consolidated Financial Statements

1.	Business

Description of the Business

Compass, Inc. (the “Company”) was incorporated in Delaware on October 4, 2012 under the name Urban Compass, Inc. On January 8, 2021, the board of directors approved a change to the Company’s name from Urban Compass, Inc. to Compass, Inc.

The Company provides a cloud-based platform that empowers residential real estate agents in the U.S. to deliver service to their buyer and seller clients. The Company’s platform provides an integrated suite of software for customer relationship management, marketing, client service, operations and other critical functionality, as well as brokerage services and adjacent services, all optimized for the nuances of the real estate industry. The Company’s principal activity is to generate a commission when the Company’s agents, acting as independent contractors, assist a client in buying or selling a home on the Compass platform and under the Compass brand.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include the assets, liabilities, revenues and expenses of all controlled subsidiaries. The consolidated statements of operations include the results of entities acquired from the date of the acquisition.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting periods covered by the consolidated financial statements and accompanying notes. These judgments, estimates and assumptions are used for, but not limited to (i) valuation of the Company’s common stock and stock awards, (ii) fair value of acquired intangible assets and goodwill, (iii) fair value of contingent consideration arrangements in connection with business combinations, (iv) incremental borrowing rate used for the Company’s operating leases, (v) useful lives of long-lived assets, (vi) impairment of intangible assets and goodwill, (vii) allowance for Compass Concierge receivables and (viii) income taxes and certain deferred tax assets. The Company determines its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, actual results could differ from these estimates and these differences may be material.

As of December 31, 2020, the impact of the COVID-19 pandemic continues to unfold. As a result, many of the Company’s estimates and assumptions have required increased judgement and carry a higher degree of variability and volatility. Although the demand in the Company’s services had recovered in the second half of 2020, the duration of the pandemic, the resulting stay-at-home orders, and any impacts on consumer behavior are unknown, and the amount of that demand which will persist after the reversal of the stay-at-home orders is unknown. Additionally, the pandemic’s impacts on the overall economy and credit markets could significantly impact the Company’s estimates of fair value, which could affect the carrying amount of certain assets and liabilities. As events continue to evolve and additional information becomes available, the Company’s estimates may change materially in the future.

Compass, Inc.

Notes to Consolidated Financial Statements

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Balance Sheet

In March 2021, the holders of 15,920,450 shares of the Company’s Series D convertible preferred stock elected to convert into an equal number of shares of Class A common stock. In addition, upon completion of the Company’s initial public offering (“IPO”), all outstanding shares of convertible preferred stock will convert into an aggregate of 223,033,600 shares of the Company’s Class A common stock. The unaudited pro forma consolidated balance sheet information also gives effect to such conversion.

The Company granted to certain employees restricted stock units (“RSUs”) that vest upon the satisfaction of both a service condition and a liquidity event-based condition. The service-based vesting condition for these awards is generally satisfied over four years. The liquidity event-based or performance-based vesting condition is satisfied upon a qualifying event, generally defined as a change in control or the effective date of the registration statement for the Company’s initial public offering. If the RSUs vest, the Company will deliver one share of Class A common stock for each vested RSU on the applicable settlement date. If the performance-based vesting condition had been met on December 31, 2020, 5,809,610 RSUs that had met their service condition would have vested. RSUs that had met their service and performance-based vesting conditions have not been included in the unaudited pro forma consolidated balance sheet disclosure of shares outstanding of common stock, as the settlement of these shares will take place upon the satisfaction of both the service-based vesting condition and performance-based vesting condition and a delayed settlement period.

For RSUs granted with a liquidity event performance-based vesting condition, in the period in which the liquidity event performance-based vesting condition becomes probable in connection with an initial public offering, the Company will recognize cumulative stock-based compensation expense related to RSUs for which the service-based vesting condition was satisfied or partially satisfied. Accordingly, the unaudited pro forma consolidated balance sheet as of December 31, 2020 gives effect to stock-based compensation expense of $109.1 million associated with these RSUs, calculated using the accelerated attribution method. This pro forma adjustment is reflected as an increase in accumulated deficit and additional paid-in capital. RSU holders will generally incur taxable income based upon the value of the shares on the date they are settled. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustments. The Company is required to withhold taxes on such value at applicable minimum statutory rates. The Company was unable to quantify these obligations as of December 31, 2020 and will remain unable to quantify them until the performance-based vesting condition is satisfied, as the withholding obligations will be based on the value of the shares on the settlement date.

Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders

The unaudited pro forma basic and diluted net loss per share has been computed to give effect to an adjustment to the denominator in the pro forma basic and diluted net loss per share calculation for (i) the conversion of the Company’s Series D convertible preferred stock into 15,920,450 shares Class A common stock, (ii) the automatic conversion of the Company’s outstanding convertible preferred stock into 223,033,600 shares of Class A common stock as of the beginning of the period or the date of issuance and (iii) the assumed vesting of RSUs which have met their service condition. The Company used the if-converted method as though the conversion of the convertible preferred stock had occurred as of the beginning of the period or the original date of issuance, if later.

The pro forma net loss used to calculate pro forma basic and diluted net loss per share is not adjusted for stock-based compensation expense associated with the RSUs that would have met their service condition and would

Compass, Inc.

Notes to Consolidated Financial Statements

vest upon a liquidity event. In addition, the pro forma diluted net loss per share is the same as the pro forma basic net loss per share for the period as the impact of any potentially dilutive securities is anti-dilutive.

The Company believes that the unaudited pro forma basic and diluted net loss per share disclosure provides material information to investors because the conversion of the convertible preferred stock and the vesting of RSUs are expected to occur upon the closing of the IPO. Therefore, the disclosure of the pro forma information provides a measure of net loss per share that is comparable to what will be reported as a public company.

Segment

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has one operating and reportable segment. Substantially all long-lived assets are located in the United States and substantially all revenue is attributed to sellers and buyers based in the United States.

Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The two-class method determines net loss per common share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in the Company’s losses.

For periods in which the Company reports net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Foreign Currency

The Company established its first foreign subsidiary in India in 2020. The functional currency of the entity is U.S. dollars. Transactions denominated in currencies other than the functional currency are remeasured to the functional currency at the exchange rate on the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured at period-end using the period-end exchange rate. Realized and unrealized gains and losses from foreign exchange were immaterial for the year ended December 31, 2020.

Cash and Cash Equivalents

The Company considers all investments with an original maturity date at the time of purchase of three months or less to be cash and cash equivalents. Cash equivalents consist primarily of money market funds. The Company’s accounts, at times, may exceed federally insured limits.

Compass, Inc.

Notes to Consolidated Financial Statements

Short-term Investments

Short-term investments consist of marketable securities that are available-for-sale. Marketable securities consist primarily of investment grade U.S. corporate and U.S. government agency debt securities. The Company invests in a diversified portfolio of marketable securities and limits the concentration of its investment in any particular security. Marketable securities are classified as available-for-sale securities and are carried at fair value on the consolidated balance sheets, with all unrealized gains and losses, net of tax, reflected in other comprehensive loss.

The Company periodically performs an impairment assessment of its marketable securities. This assessment takes into account the severity and duration of the decline in value, the intent to sell the security, whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis and whether the Company expects to recover the entire amortized cost basis of the security (that is, whether a credit loss exists). If any impairment is considered other-than-temporary, the Company will write down the security to its fair value and record the corresponding charge in the consolidated statements of operations. No impairment losses related to marketable securities have been recognized in any of the periods presented.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable is stated as the amount billed, net of an estimated allowance for credit losses (“ACL”). The Company’s ACL is adjusted periodically and is based on management’s consideration of the age and nature of the past due accounts as well as specific payment issues. Changes in the Company’s estimate to the ACL is recorded through bad debt expense and individual accounts are charged against the allowance when all reasonable collection efforts are exhausted. The following table summarizes the activity of the ACL for Accounts receivable (in millions):

	December 31
	2019	2020
Beginning of period	$2.2	$2.7
Allowances	2.1	6.9
Net write-offs and other	(1.6)	(1.5)

End of period	$2.7	$8.1

Compass Concierge Receivables and Allowance for Credit Losses

In 2018, the Company launched the Compass Concierge Program for home sellers who have engaged Compass as their exclusive listing agent. The initial program is based on a services model (“Concierge Classic”) provided by Compass Concierge, LLC (“Compass Concierge”), which includes items such as consultation on suggested cosmetic updates or modifications to a specific property or guidance on securing licensed contractors or vendors to perform non-structural property improvements. The Concierge Classic program provides for the payment of the up-front costs of specified home improvement services provided by unrelated vendors.

In 2019, the Compass Concierge Program was expanded to include a loan program underwritten by an independent third-party lender (the “Lender”) through a commercial arrangement with Compass Concierge (“Concierge Capital”). Under the Concierge Capital program, the Lender originates and services unsecured consumer loans to home sellers following its independent underwriting process pursuant to program-level criteria provided by the Company. Pursuant to the Company’s agreement with the Lender, the consumer loans are unsecured, interest-free and have no associated fees except for late fees that the Lender may charge in its sole discretion. The Company has no right or obligation with respect to any individual consumer loan originated by the Lender. Under the agreement, the Company has repayment rights against the Lender in connection with a corporate loan.

Compass, Inc.

Notes to Consolidated Financial Statements

Payment to Compass Concierge for these services under the Concierge Classic model or repayment of the loan funds under the Concierge Capital model is due upon the earlier of a successful home sale, the termination of the listing agreement or one year from the date in which costs were originally funded. Compass Concierge receivables (“Concierge Receivables”) are stated at the amount advanced to the home sellers, net of an estimated ACL. For the years ended December 31, 2018, 2019 and 2020, the Company did not recognize any revenue or earn any fees from the Compass Concierge Program. The Company incurs service fees payable to the Lender and incurs bad debt expense in connection with the Compass Concierge Program.

The Company manages its credit risk by establishing a comprehensive credit policy for the approval of new loans, while monitoring and reviewing the performance of its existing Concierge Receivables. Factors considered include but not limited to:

•	No negative liens or judgements on the property;

•	Seller’s available equity on the property;

•	Loan to listing price ratio;

•	FICO score (only for Concierge Capital program); and

•	Macroeconomic conditions.

Credit Quality

The Company monitors credit quality by evaluating various attributes and utilizes such information in its evaluation of the appropriateness of the ACL. Based on the Company’s experience, the key credit quality indicator is whether the underlying properties associated with the Concierge Receivables will be sold or not. Concierge Receivables associated with properties that are eventually sold have a lower credit risk than those that are associated with properties that are not sold. For Concierge Receivables where repayments have not been triggered (i.e., earlier of (i) sale of the property, (ii) termination of a listing agreement or (iii) 12 months from the date costs were originally funded), the Company establishes an estimate as to the percentage of underlying properties that will be sold based on historical data. This estimate is updated as of the end of each reporting period. As of December 31, 2019 and 2020, the amount of outstanding Concierge Receivables related to unsold properties was approximately 94% and 93%, respectively.

Compass, Inc.

Notes to Consolidated Financial Statements

Allowance for Credit Losses

The Company maintains an ACL for the expected credit losses over the contractual life of the Concierge Receivables. The amount of ACL is based on ongoing, quarterly assessments performed by management. Historical loss experience is generally the starting point when the Company estimates the expected credit losses. The Company then considers whether (i) current conditions, such as the impact of COVID-19 and related economic uncertainty surrounding the pandemic, (ii) future economic conditions and (iii) any potential changes in the Compass Concierge Program that are reasonable and supportable would impact its ACL. The following table summarizes the activity of the ACL for Concierge Receivables as of December 31, 2019 and 2020 (in millions):

	December 31,
	2019	2020
Beginning of period	$—	$4.7
Adoption of ASU 2016-13	—	5.6
Allowances	4.7	9.1
Net write-offs and other	—	(2.2)

End of period	$4.7	$17.2

The increase in the ACL for Concierge Receivables as a percentage of the outstanding balance as of December 31, 2020 is primarily due to the impact of COVID-19 and an increase in the portion of the outstanding balance related to aged receivables.

Aging Status

The Company generally considers Concierge Receivables to be past due after being outstanding for over 30 days after the initial billing. Changes in the Company’s estimate to the ACL is recorded through bad debt expense as Sales and marketing expense in the consolidated statements of operations and individual accounts are charged against the allowance when all reasonable collection efforts are exhausted. The following tables present the aging analysis of Concierge Receivables as of December 31, 2019 and 2020 (in millions):

	31-90 days	Over 90 days	Total Past Due	Current	Total
December 31, 2019	$1.9	$0.7	$2.6	$82.9	$85.5

December 31, 2020	$5.5	$10.8	$16.3	$50.4	$66.7

Prepaid Incentives

Other current assets and Other non-current assets in the consolidated balance sheets include prepaid incentives that represent cash payments made to certain agents as an incentive to associate their license with the Company. The prepaid incentives have a related service period requirement which provides for the repayment of such amounts if the agent disassociates from the Company prior to the completion of the specified service period. The value of these prepaid incentives are amortized within Sales and marketing expense in the consolidated statements of operations over the underlying service periods.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the Company’s planned IPO, are capitalized and recorded on the consolidated balance sheets. The deferred offering costs will be

Compass, Inc.

Notes to Consolidated Financial Statements

offset against the proceeds received upon the closing of the planned IPO. In the event that the Company’s plans for an IPO are terminated, all of the deferred offering costs will be written off within operating expenses in the consolidated statement of operations. There were no deferred offering costs capitalized as of December 31, 2019. As of December 31, 2020, $1.8 million of deferred offering costs were capitalized in other non-current current assets on the consolidated balance sheet, of which $0.9 million were paid prior to December 31, 2020.

Property and Equipment, net

Property and equipment is reported at cost net of any accumulated depreciation and is depreciated using the straight-line method over the useful lives of the related assets. Expenditures for maintenance, repair and renewals of minor items are charged to expense as incurred. Major improvements are capitalized.

The Company capitalizes costs associated with developing software systems that are in the application development stage. Software development costs that are incurred in the preliminary project stage and post-implementation stage are expensed as incurred.

The useful lives of property and equipment are as follows:

Description	Useful Life
Leasehold improvements	Lesser of estimated useful life or remaining lease term
Office furniture and equipment	Five years
Computer software and internally-developed software	Three years
Computer equipment	Three years

Business Combinations

Business combinations are accounted for under the acquisition method of accounting. This method requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, consisting primarily of third-party legal and consulting fees, are expensed as incurred.

Intangible Assets

Intangible assets resulting from the acquisition of entities are accounted for using the acquisition method based on management’s estimate of the fair value of assets received. Intangible assets are finite lived and mainly consist of agent relationships, workforce and acquired technology and are amortized over their respective estimated useful lives. The useful lives were determined by estimating future cash flows generated by the acquired intangible assets. The Company amortizes these intangible assets on a straight-line basis over their estimated useful lives within the Company’s operating expenses.

Compass, Inc.

Notes to Consolidated Financial Statements

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or asset groups (collectively “asset groups”) may not be recoverable. This includes but is not limited to significant adverse changes in business climate, market conditions, or other events that indicate an asset groups’ carrying amount may not be recoverable. Recoverability of asset groups to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset group. If such asset groups were considered to be impaired, an impairment loss would be recognized when the carrying amount of the asset exceeds the fair value of the asset.

No impairment losses for long-lived assets have been recognized in any of the periods presented.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the assets acquired at the date of acquisition. Goodwill is not subject to amortization but is subject to impairment testing on an annual basis, as of October 1, or whenever events and circumstances indicate that the carrying value of the reporting unit may be in excess of the reporting unit’s fair value. The Company has one reporting unit and tests goodwill for impairment at the reporting unit level. As part of the goodwill impairment test, the Company first performs a qualitative assessment to determine whether further impairment testing is necessary. If, as a result of its qualitative assessment, it is more-likely-than-not that the fair value of the Company’s reporting unit is less than its carrying amount, a two-step impairment test is required.

If factors indicate that the fair value of the reporting unit is less than its carrying amount, the Company performs a quantitative assessment and the fair value of the reporting unit is determined by analyzing the expected present value of future cash flows. If the carrying value of the reporting unit continues to exceed its fair value, the implied fair value of the reporting unit’s goodwill is calculated and an impairment loss equal to the excess is recorded. The Company has not recorded any impairments related to goodwill to date.

Leases

The Company adopted ASU 2016-02, Leases (Topic 842) as of January 1, 2019. After the adoption of this standard, the Company determined if an arrangement contains a lease at inception based on whether there is an identified asset and whether the Company controls the use of the identified asset throughout the period of use. The Company classifies leases as either financing or operating. The Company does not have any finance leases. Right-of-use (“ROU”) assets are recognized at the lease commencement date and represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the remaining lease term.

Present value of lease payments are discounted based on the more readily determinable of (i) the rate implicit in the lease or (ii) the Company’s incremental borrowing rate. Because the Company’s operating leases generally do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at lease commencement date for collateralized borrowings with a similar term, an amount equal to the lease payments and in a similar economic environment where the leased asset is located. The collateralized borrowings were based on the Company’s credit rating corroborated with market credit metrics like debt level and interest coverage.

The Company’s operating lease ROU assets are measured based on the corresponding operating lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs incurred

Compass, Inc.

Notes to Consolidated Financial Statements

and (iii) lease incentives under the lease. Options to renew or terminate the lease are recognized as part of the Company’s ROU assets and lease liabilities when it is reasonably certain the options will be exercised. ROU assets are also assessed for impairments consistent with the Company’s long-lived asset policy.

The Company does not allocate consideration between lease and non-lease components, such as maintenance costs, as the Company has elected to not separate lease and non-lease components for any leases within its existing classes of assets. Operating lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. Variable lease payments for real estate taxes, insurance, maintenance and utilities, which are generally based on the Company’s pro rata share of the total property, are not included in the measurement of the ROU assets or lease liabilities and are expensed as incurred.

Operating leases are presented separately as operating lease right-of-use assets and operating lease liabilities, current and non-current, in the accompanying consolidated balance sheets.

Prior to the adoption of ASC 842, the Company recognized rent expense on a straight-line basis over the term of the lease. The difference between cash rent payments and the recognition of rent expense was recorded as a deferred rent liability within Current liabilities and Non-current deferred rent on the consolidated balance sheets.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09 (Topic 606) Revenue from Contracts with Customers. The Company adopted the new revenue standard on January 1, 2018 using the modified retrospective transition method. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

The Company generates revenue by assisting home sellers and buyers in listing, marketing, selling and finding homes. The Company holds the real estate brokerage license that is necessary under relevant state laws and regulations to provide brokerage services and therefore controls those services that are necessary to legally transfer real estate between home sellers and buyers.

Although the Company’s agents are independent contractors, they cannot execute a real estate transaction without a brokerage license, which the Company possesses. The Company has the only contractual relationship for the sale or exchange of real estate with its clients. Accordingly, the Company is the principal in its transactions with home buyers and sellers. As principal, the Company recognizes revenue in the gross amount of consideration to which the Company expects to receive in exchange for those services.

The Company concluded that its brokerage revenue contains a single performance obligation that is satisfied upon the closing of a real estate services transaction, at which point the entire transaction price is earned. Revenue is recognized upon the closing of a real estate transaction (i.e. purchase or sale of a home) since the Company is not entitled to any commission until the performance obligation is satisfied and is not owed any commission for unsuccessful transactions, even if services have been provided. The Company operates exclusively in the United States and generates substantially all of its revenue from commissions from home sellers and buyers. In addition to commission revenue, the Company generates revenue through adjacent services related to the home transaction such as title and escrow services which comprised an immaterial amount of the consolidated revenue for the years ended December 31, 2018, 2019 and 2020.

Management evaluated and determined that no disaggregation of revenue is necessary or appropriate.

Compass, Inc.

Notes to Consolidated Financial Statements

As the Company generally bills for its services at the time of revenue recognition, the Company does not have material deferred revenue or contract asset balances. In addition, the Company does not capitalize commissions paid to agents as incremental contract costs as there are no future benefits associated with the expenses.

Commissions and Other Related Expense

Commissions and other related expense primarily consist of commissions paid to the Company’s agents, who are independent contractors to the Company, upon the closing of a real estate transaction (i.e., purchase or sale of a home), as well as stock-based compensation expense related to the Company’s Agent Equity Program (see Note 2 — “Summary of Significant Accounting Policies”) and fees paid to external brokerages for client referrals, which are recognized and paid upon the closing of a real estate transaction.

The Company also charges technology and resource fees to affiliated agents. These fees are either transaction based, where amounts are collected at the closing of a brokerage transaction, or in the form of periodic fixed fees over a defined period of time. Fees charged to affiliated agents are recognized as a reduction to Commissions and other related expense as the reimbursements do not constitute a form of revenue nor do they constitute a reimbursement for a specific, incremental, identifiable cost for the Company.

Sales and Marketing

Sales and marketing expense consists primarily of marketing and advertising expenses, compensation and other personnel-related costs for employees supporting sales, marketing, expansion and related functions, occupancy-related costs for the Company’s regional offices, agent acquisition incentives and costs related to administering the Compass Concierge Program, including associated bad debt expenses. Advertising expense primarily includes the cost of marketing activities such as print advertising, online advertising and promotional items, which are expensed as incurred. Advertising costs were $49.6 million, $103.9 million and $101.1 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Compensation costs includes salaries, taxes, benefits, bonuses and stock-based compensation.

Operations and Support

Operations and support expenses include compensation and other personnel related expenses for employees supporting agents, third-party consulting and professional services costs, fair value adjustments to contingent consideration for the Company’s acquisitions and other related expenses.

Research and Development

Research and development expense consists primarily of compensation and other personnel-related costs for employees in the product, engineering and technology functions, website hosting expenses, software licenses and equipment, third-party consulting costs, data licenses and other related expenses.

General and Administrative

General and administrative expense primarily consists of compensation costs for executive management and administrative employees, including finance and accounting, legal, human resources and communications, the occupancy costs for the Company’s New York headquarters and other offices supporting administrative functions, professional services fees, insurance expenses and talent acquisition expenses.

Compass, Inc.

Notes to Consolidated Financial Statements

Depreciation and Amortization

Depreciation and amortization expense primarily consists of depreciation and amortization of the Company’s property and equipment, capitalized software and acquired intangible assets.

Interest Expense

Interest expense consists primarily of expense related to the interest and amortization of debt issuance costs associated with the Company’s revolving credit facility (“Concierge Facility”). See Note 8 — “Concierge Credit Facility.”

Restructuring

Costs and liabilities associated with management-approved restructuring activities are recognized when they are incurred. Restructuring charges primarily consist of costs associated with a workforce reduction and operating lease right-of-use asset impairments. One-time employee termination costs are recognized at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing employee termination benefits are recognized as a liability when it is probable that a liability exists and the amount is reasonably estimable. Restructuring charges are recognized as an operating expense within the consolidated statements of operations and related liabilities are recorded within Accrued expenses and other liabilities on the consolidated balance sheets. The Company periodically evaluates and, if necessary, adjusts its estimates based on currently available information.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to settle. The effect on deferred tax assets and liabilities resulting from a change in tax rates is recognized as income or expense in the period that includes the enactment date. Deferred tax assets and liabilities are classified as non-current in accordance with ASU No. 2015-17. Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized.

The Company recognizes tax benefits from uncertain tax positions only if the Company believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company continuously reviews issues raised in connection with ongoing examinations and open tax years to evaluate the adequacy of its tax liabilities. The Company’s policy is to adjust these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on its financial condition and operating results. The provision for income taxes includes the effects of any reserves that management identifies.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants on the measurement date. The accounting standards also establish a fair value hierarchy,

Compass, Inc.

Notes to Consolidated Financial Statements

which requires an entity to maximize the use of observable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2

Inputs other than quoted prices included within Level 1 that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity, requiring the Company to develop its own assumptions.

The carrying amount of the Company’s financial instruments including Cash and cash equivalents, Accounts receivable, Compass Concierge receivables, Accounts payable and Commissions payable approximate their respective fair values because of their short maturities. As of December 31, 2019, the Company had no outstanding debt. As of December 31, 2020, the carrying amount of the Company’s Concierge Facility approximates fair value as the stated interest rate approximates market rates currently available to the Company.

See Note 4 — “Fair Value of Financial Assets and Liabilities,” for more information on the fair value of financial assets and liabilities.

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards based on the estimated fair value of the awards on the date of grant. Compensation expense is generally recognized as expense on a straight-line basis over the service period based on the vesting requirements. The Company recognizes forfeitures as they occur. The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including (1) the fair value of common stock, (2) the expected stock price volatility, (3) the expected term of the award, (4) the risk-free interest rate and (5) expected dividends.

In February 2018, the Company launched the Agent Equity Program. During 2018 and 2019, the Program offered affiliated agents the ability to elect to have a portion of their commissions earned during a calendar year to be paid in the form of options to purchase the Company’s common stock. Stock options issued in connection with the Agent Equity Program are granted at the beginning of the year following the calendar year in which the commissions were earned and are subject to the terms and conditions of the 2012 Stock Incentive Plan. The Company begins to recognize the stock-based compensation expense associated with these stock options when the commission is earned since this is considered to be the service inception date. The measurement date for awards under the Agent Equity Program is the date on which the Company grants the stock options to the agent, as this is when the key terms of the awards are established and communicated to the agents. Accordingly, the Company estimates the fair value of the future stock option award to be granted as of the date the commission is earned and remeasures the value of this award each reporting period until the measurement date. These stock options are valued using the Black-Scholes option pricing model and the Company records stock-based compensation expense on a straight-line basis over the requisite service periods beginning on the closing date of the underlying real estate commission transactions through the end of the prescribed vesting periods. This stock-based compensation expense is recorded within the Commissions and other related expense line in the consolidated statements of operations.

In 2019, the Company began issuing RSUs to certain employees, and in 2020, the Company changed the Agent Equity Program for commissions earned during the calendar year 2020 to issue RSUs to affiliated agents in 2021.

Compass, Inc.

Notes to Consolidated Financial Statements

The Company’s RSUs generally vest based upon the satisfaction of either a service condition or both a service condition and a liquidity event-based or performance-based condition. The service-based vesting condition for these awards is generally satisfied over four years, except for the RSUs associated with the 2020 Agent Equity Program which will vest immediately on the grant date. The liquidity event-based vesting condition is satisfied on the occurrence of a qualifying event, generally defined as a change in control or the effective date of the registration statement for the Company’s initial public offering. Upon the satisfaction of both vesting conditions and any delayed settlement period, the Company will issue shares to the award holders from the pool of authorized but unissued common stock. The fair value of the Company’s RSUs is measured based on the fair value of the Company’s common stock on the grant date and will be recognized as expense when both the required service-based vesting condition and the liquidity event-based vesting condition has been achieved using the accelerated attribution method. For the years ended December 31, 2018, 2019 and 2020, the Company did not recognize any expenses in connection with any RSUs with liquidity event-based vesting. In 2020, the Company began issuing RSUs that vest upon the satisfaction of only a service condition that is generally satisfied over four years. For the year ended December 31, 2020, $2.1 million of expense was recognized in connection with the RSUs that contain only service conditions (see Note 12 — “Stock-Based Compensation”).

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, which replaces the existing guidance on the recognition of revenue as well as costs to obtain revenue contracts. The Company early adopted the new standard on a modified retrospective basis effective January 1, 2018. The Company utilized the transitional practical expedients to apply the standard to all contracts not completed as of January 1, 2018 and to aggregate the effect of all contract modifications that occurred before the adoption date. The effect upon adoption of ASU 2014-09 was immaterial.

In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee stock-based payment transactions, including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification of related amounts within the statement of cash flows. The Company adopted this guidance on January 1, 2018 and the adoption of this standard did not have a material impact on the Company’s financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): — Classification of Certain Cash Receipts and Cash Payments, which eliminates the diversity in practice related to the classification of certain cash receipts and payments in the Statement of Cash Flows by adding or clarifying guidance on eight specific cash flow issues. The Company adopted this guidance on January 1, 2018. The adoption of this standard did not have a material impact on the Company’s financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): — Restricted Cash, which requires that the statements of cash flows present the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted this guidance on January 1, 2018 and the adoption of this standard did not have a material impact on the Company’s financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which changes the definition of a business. The guidance requires an entity to first evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If the threshold is met, the set of assets and activities is not a business. The Company adopted this guidance on January 1, 2018. Subsequent to the adoption of this standard, a number

Compass, Inc.

Notes to Consolidated Financial Statements

of acquisitions completed in the years ended December 31, 2018, 2019 and 2020 were determined to be asset acquisitions.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This update simplifies how the Company is required to test goodwill for impairment by eliminating step two, which requires a hypothetical purchase price allocation, from the goodwill impairment test. Under the new guidance, a goodwill impairment will equal the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill. The standard is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted on a prospective basis. The Company elected to early adopt this standard as of January 1, 2019 and the adoption did not have any impact on the Company’s financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the scope of modification accounting for stock-based payment arrangements and provides guidance on the types of changes to the terms or conditions of stock-based payment awards to which an entity would be required to apply modification accounting. The Company adopted this guidance on January 1, 2018 on a prospective basis and the adoption did not have a material impact on the Company’s financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718, to include stock-based payments issued to non-employees for goods or services. The new standard supersedes Subtopic 505-50. The new guidance eliminates specific accounting for non-employee stock-based payments and aligns the treatment for awards issued to employees and non-employees reducing the complexity of measurement of non-employee awards and creating a single accounting model. The new standard is applied to all new awards granted after the date of adoption and previously granted awards for which a measurement date has not been established under ASC 505-50 as of the adoption date. The Company adopted the new standard on January 1, 2019. Prior to the adoption of ASU 2018-07, the Company remeasured the value of stock-based payments made to its agents and non-employees each period until the stock-based payment vested. As a result of the adoption of this standard, the Company is no longer remeasuring the value of agent and non-employee stock-based payments during each reporting period.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This standard requires the recognition of a right-of-use asset and lease liability on the balance sheet for all leases. The standard retained a dual model for lease classification, requiring leases to be classified as finance or operating lease to determine recognition in the statement of operations and cash flows. Additionally, in July 2018, the FASB issued ASU 2018-11, Leases, Targeted Improvements, which provided entities with a transition method option to not restate comparative periods presented, but to recognize a cumulative effect adjustment to beginning retained earnings in the period of adoption. The standards require more detailed disclosures to enable users of financial statements to understand the amount, timing and uncertainty of cash flows arising from leases. The guidance is effective for public companies with fiscal years beginning after December 15, 2018. The Company adopted this standard as of January 1, 2019, using the modified retrospective transition method with optional transition relief, under which the Company did not restate prior comparative periods. See Note 9 — “Leases” for more information.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), which modifies the measurement of credit losses on financial instruments. This standard requires the use of an expected loss impairment model for instruments measured at amortized cost based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect

Compass, Inc.

Notes to Consolidated Financial Statements

the collectability of the reported amount. This guidance is effective for public companies with fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted this standard as of January 1, 2020 on a modified retrospective basis. The adoption resulted in a $5.6 million increase in the Company’s overall allowance for credit losses related to the Company’s Compass Concierge receivables, with a corresponding increase to the Company’s accumulated deficit.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. The guidance eliminates, amends and adds certain disclosure requirements for fair value measurements. The new standard is effective for all public entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this standard as of January 1, 2020, and the adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force). The guidance on the accounting for implementation, setup and other upfront costs (collectively referred to as implementation costs) applies to entities that are a customer in a hosting arrangement that is a service contract. The amendments align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The new standard is effective for public companies with fiscal years beginning after December 15, 2019, including interim periods within that fiscal year and should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption and early adoption is permitted. The Company adopted this standard prospectively as of January 1, 2020, and the adoption did not have a material impact on the Company’s consolidated financial statements.

In November 2019, the FASB issued ASU No. 2019-08, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements — Share-Based Consideration Payable to a Customer. The ASU simplifies and increases comparability of accounting for nonemployee stock-based payments, specifically those made to customers. Under the new guidance, such awards will be accounted for as a reduction of the transaction price in revenue, but should be measured and classified following the stock compensation guidance in ASC 718, Compensation — Stock Compensation. The new standard is effective for public companies with fiscal years beginning after December 15, 2019, including interim periods within those fiscal years and can be applied retrospectively or on a modified retrospective basis through a cumulative-effect adjustment to retained earnings upon adoption. The Company adopted this standard on a modified retrospective basis as of January 1, 2020, and the adoption did not have an impact on the Company’s consolidated financial statements.

New Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU is part of the FASB’s simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, Income Taxes related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard will become effective for public companies with fiscal years beginning after December 15, 2020,

Compass, Inc.

Notes to Consolidated Financial Statements

including interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. An update was also issued expanding the scope of this guidance. The guidance provides optional expedients and exceptions for applying GAAP to contracts or other transactions affected by reference rate reform if certain criteria are met. The guidance was issued on March 12, 2020 and may be applied prospectively through December 31, 2022. The Company is evaluating applicable contracts and transactions to determine whether to elect the optional guidance. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

3.	Business Combinations and Asset Acquisitions

Assets acquired and liabilities assumed in business combinations are recognized at their acquisition date fair values. Determination of the fair values of assets and liabilities acquired requires estimates and the use of valuation techniques when market values are not readily available. The results of operations of businesses acquired by the Company have been included in the consolidated statements of operations since their respective dates of acquisition. Goodwill generated from all business acquisitions completed was primarily attributable to expected synergies from future growth and potential monetization opportunities.

2018 Acquisitions

Pacific Union International, Inc.

In September 2018, the Company completed the acquisition of 100% of the outstanding shares of Pacific Union International, Inc., a California based residential real-estate brokerage, along with its subsidiaries, including Chartwell Escrow, Inc., an escrow company. Pacific Union International, Inc. focuses on residential real estate services in Northern and Southern California and escrow services in Southern California. The purpose of the acquisition was to efficiently expand the Company’s existing business and launch the Company’s expansion into escrow services in these key domestic markets.

The Company has accounted for this acquisition as a business combination and has completed the valuation of the assets acquired and liabilities assumed. The consideration for the purchase of Pacific Union International, Inc. includes contingent consideration arrangements payable over three years and are based on the attainment of profitability targets as defined by the purchase agreement. The maximum amount that could be earned was $24.4 million, payable in up to $19.7 million in cash and $4.7 million in equity consideration. The Company recorded the contingent consideration at its fair value of $15.1 million and will continue to adjust the contingent consideration liability at each reporting date to its then fair value, with any changes recorded through Operations and support in the accompanying consolidated statements of operations.

The acquisition contributed $88.6 million to the Company’s revenue and $2.0 million to the Company’s net loss for the year ended December 31, 2018.

Paragon Real Estate Holdings, Inc.

In July 2018, the Company completed the acquisition of 100% of the outstanding shares of Paragon Real Estate Holdings, Inc., a San Francisco based residential real-estate brokerage company. The purpose of this acquisition was to expand the Company’s business in key domestic markets.

The Company has accounted for this acquisition as a business combination and has completed the valuation of the assets acquired and liabilities assumed. The consideration for the purchase of Paragon Real Estate Holdings,

Compass, Inc.

Notes to Consolidated Financial Statements

Inc. included contingent consideration arrangements, payable over four years and are based on the attainment of profitability targets as defined by the purchase agreement. The maximum amount that could be earned was $5.9 million, payable in cash. The Company recorded the contingent consideration at its fair value of $3.1 million and will continue to adjust the contingent consideration liability at each reporting date to its then fair value, with any changes recorded through Operations and support in the accompanying consolidated statements of operations.

Other

During 2018, the Company completed several asset acquisitions. These transactions included an acquisition of engineering talent in addition to the acquisition of smaller residential real estate brokerages in connection with ongoing agent recruitment efforts in key domestic markets.

The following table summarizes the fair value of the components of the purchase consideration, as of the date of acquisition (in millions):

	Pacific Union International, Inc.	Paragon Real Estate Holdings, Inc.	Other
Cash paid at closing (1)	$64.5	$15.8	$18.0
Class A common stock issued (2)	3.7	—	1.6
Contingent consideration (payable in the form of cash and common stock)	15.1	3.1	0.9

	$83.3	$18.9	$20.5

(1)

As of December 31, 2018, an aggregate of $3.2 million of the cash to be paid at closing for certain acquisitions remained unpaid. These amounts were recorded as Accrued expenses and other current liabilities on the consolidated balance sheet and were paid during the year ended December 31, 2019.

(2)

In connection with these acquisitions, the Company issued 1,030,170 and 19,910 shares of common stock in the years ended December 31, 2018 and 2019, respectively, in the form of consideration to sellers.

The following table summarizes the allocation of the purchase price (in millions):

	Pacific Union International, Inc.	Paragon Real Estate Holdings, Inc.	Other
Cash and cash equivalents	$4.7	$1.7	$—
Other current assets	6.7	0.4	—
Property and equipment	9.8	1.3	1.2
Goodwill (1)	45.1	7.9	—
Intangible assets (2):
Agent relationships	29.5	11.1	9.6
Workforce	—	—	9.7
Other non-current assets	1.9	0.3	—

Total assets	$97.7	$22.7	$20.5

Total liabilities	$14.4	$3.8	$—

Net assets	$83.3	$18.9	$20.5

(1)	The goodwill is non-tax deductible.
(2)	The identified intangible assets have a useful life of 2-7 years.

Compass, Inc.

Notes to Consolidated Financial Statements

The following unaudited pro forma summary presents consolidated information of the Company as if the acquisition of Pacific Union International, Inc. had occurred on January 1, 2018 (amounts in millions). The unaudited pro forma results are not indicative of operations that would have been achieved, nor are they indicative of future results of operations. The unaudited pro forma results do not reflect any potential cost savings or other operations efficiencies that could result from the acquisition.

Year Ended December 31, 2018
Pro forma revenues	$1,167.0
Pro forma consolidated net loss	$(224.8)

Pro forma revenue and earnings for all other acquisitions have not been presented because they do not have a material impact to the Company’s consolidated revenue and results of operations, either individually or in aggregate.

2019 Acquisitions

Contactually, Inc.

In February 2019, the Company completed the acquisition of 100% of the outstanding shares of Contactually, Inc. (“Contactually”), a technology company that provides an internally developed cloud-based Customer Relationship Management (“CRM”) platform tailored to the real estate industry. The Company acquired Contactually primarily for its CRM expertise and engineering employees to assist in the development of the Company’s own proprietary CRM software platform.

Other

During 2019, the Company completed the acquisition of several residential real estate brokerages in connection with ongoing agent recruitment efforts in key domestic markets. The consideration for these acquisitions includes contingent consideration arrangements, payable over a period of up to 6 years and are based on the attainment of profitability targets as defined by the purchase agreements. The maximum amount that can be earned is $13.1 million, payable in cash. The Company recorded the contingent consideration at its fair value of $7.4 million and will continue to adjust the contingent consideration liabilities at each reporting date to its then fair value, with any changes recorded to Operations and support in the accompanying consolidated statements of operations.

The following table summarizes the fair value of the components of the purchase consideration, as of the date of acquisition (in millions):

	Contactually, Inc.	Other
Cash paid at closing	$24.5	$14.6
Elimination of pre-existing relationships	1.6	—
Contingent consideration (payable in the form of cash)	—	7.4

	$26.1	$22.0

Compass, Inc.

Notes to Consolidated Financial Statements

The following table summarizes the allocation of the purchase price (in millions):

	Contactually, Inc.	Other
Cash and cash equivalents	$1.0	$2.8
Other current assets	1.0	0.4
Property and equipment	—	6.7
Goodwill (1)	21.3	6.2
Operating lease right-of-use assets	1.8	33.7
Intangible assets (2):
Acquired technology	5.7	—
Agent relationships	—	6.5
Trademarks	—	0.6
Other non-current assets	0.3	1.1

Total assets	$31.1	$58.0

Total liabilities	$5.0	$36.0

Net assets	$26.1	$22.0

(1)	The goodwill is non-tax deductible.
(2)	The identified intangible assets have a useful life of 2-9 years.

Pro forma revenue and earnings for 2019 acquisitions have not been presented because they do not have a material impact to the Company’s consolidated revenue and results of operations, either individually or in aggregate.

2020 Acquisitions

Modus Technologies, Inc.

On October 9, 2020, the Company completed the acquisition of 100% of the outstanding shares of Modus Technologies, Inc., a title and escrow company that provides an internally developed title and escrow technology platform to agents, home sellers and buyers. The purpose of the acquisition was to expand its title and escrow service offerings and technology capabilities.

The consideration for the purchase of Modus Technologies, Inc. included a contingent consideration arrangement, payable over three years and based on the attainment of transaction-based targets as defined by the purchase agreement. The maximum amount of contingent consideration that could be earned is $70.0 million, payable in a combination of $50.0 million in cash and $20.0 million in the Company’s Class A common stock. The Company recorded the contingent consideration liability at its fair value of $20.0 million and will continue to adjust the contingent consideration liability at each reporting date to its then fair value, with any changes recorded through Operations and support in the accompanying consolidated statements of operations. See “Note 4 — Fair Value of Financial Assets and Liabilities” for further discussion of inputs used to determine the fair value of contingent consideration. A portion of this contingent consideration is subjected to forfeiture dependent on certain employees providing future service to the Company and will be accounted for as compensation expense over the required service periods. See “Other Acquisition Related Compensation” below.

As of December 31, 2020, an aggregate of $2.0 million of the cash to be paid at closing for the acquisition of Modus Technologies, Inc. was deferred for payment until certain pre-acquisition contingencies are resolved. This amount was recorded in Accrued expenses and other current liabilities on the consolidated balance sheets and will be paid following the settlement of the related contingencies.

Compass, Inc.

Notes to Consolidated Financial Statements

Other

During 2020, the Company completed several asset acquisitions. These transactions included the acquisition of smaller residential real estate brokerages in connection with ongoing agent recruitment efforts in key domestic markets. The consideration for these acquisitions was paid entirely in cash.

The following table summarizes the fair value of the components of the purchase consideration, as of the date of acquisition (in millions):

	Modus Technologies, Inc.	Other
Cash paid at closing	$27.7	$0.9
Cash to be paid after closing	2.0	—
Contingent consideration (payable in the form of cash and Class A common stock)	20.0	—

	$49.7	$0.9

The preliminary purchase price allocations for the acquisitions may change and will be completed prior to the measurement period, or one year from the acquisition date. The following table summarizes the allocations of the purchase price (in millions):

	Modus Technologies, Inc.	Other
Cash and cash equivalents	$3.0	$—
Other current assets	0.1	—
Property and equipment	0.5	—
Goodwill (1)	38.4	—
Operating lease right-of-use assets	4.1	—
Intangible assets (2):
Acquired technology	6.3	—
Agent relationships	1.3	0.9
Trademarks	1.7	—

Total assets	$55.4	$0.9

Total liabilities	$5.7	$—

Net assets	$49.7	$0.9

(1)	The goodwill is non-tax deductible.
(2)	The identified intangible assets have a useful life of 3-6 years.

The Company has recorded the preliminary purchase price allocations as of the acquisition dates and expects to finalize its analyses within the measurement period (up to one year from the acquisition date) of the respective transaction. Any adjustments during the measurement period would have a corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, any subsequent adjustments are recorded to the consolidated statement of operations.

Pro forma revenue and earnings for 2020 acquisitions have not been presented because they do not have a material impact to the Company’s consolidated revenue and results of operations, either individually or in aggregate.

Compass, Inc.

Notes to Consolidated Financial Statements

Contingent Consideration

Contingent consideration represents obligations of the Company to transfer cash and common stock to the sellers of certain acquired entities in the event that certain targets and milestones are met. Changes in contingent consideration measured at fair value on a recurring basis for the years ended December 31, 2018, 2019 and 2020 were as follows (in millions):

	December 31,
	2018	2019	2020
Opening balance	$—	$19.6	$16.4
Acquisitions	19.1	7.4	20.0
Fair value losses (gains) included in net loss	0.5	(9.9)	8.9
Payments(1)	—	(0.7)	(5.5)

Closing Balance	$19.6	$16.4	$39.8

(1)	During the year ended December 31, 2020, the Company issued 179,920 shares of common stock worth $1.2 million to settle contingent consideration.

Other Acquisition Related Compensation

In connection with the Company’s acquisitions, a portion of the cash consideration amounts paid or to be paid to the selling shareholders are subject to clawback and forfeiture dependent on certain employees and agents providing continued service to the Company. Accordingly, this consideration is accounted for as compensation for future services and the Company recognizes the expenses over the underlying retention periods. As of December 31, 2020, the Company expects to pay an additional $12.0 million in future cash consideration to sellers in connection with these arrangements. For the years ended December 31, 2018, 2019 and 2020, the Company recognized $1.6 million, $7.1 million and $4.2 million in compensation expense within Operations and support in the accompanying consolidated statement of operations related to these arrangements.

Similarly, the Company granted 185,270, 21,080 and 221,390 shares of common stock to sellers in accordance with arrangements where receipt of the shares were contingent on certain employees and agents providing continued service to the Company in the years ended December 31, 2018, 2019 and 2020. Accordingly, these share-based payments were accounted for as stock-based compensation expense over the underlying retention periods. For the years ended December 31, 2018 and 2019, the Company recognized $0.9 million and $0.6 million in stock-based compensation expense within Operations and support in the accompanying consolidated statement of operations related to these arrangements. There was no stock-based compensation expense related to these compensation arrangements recognized during the year ended December 31, 2020.

Compass, Inc.

Notes to Consolidated Financial Statements

4.	Fair Value of Financial Assets and Liabilities

The following tables present the balances of assets and liabilities measured at fair value on a recurring basis, by level within the fair value hierarchy, as of the dates presented (in millions):

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents:
Cash and money market funds	$491.7	$—	$—	$491.7

Total cash and cash equivalents	$491.7	$—	$—	$491.7

Short-term investments:
U.S. Government bills	$35.8	$—	$—	$35.8
Corporate bonds	—	19.7	—	19.7

Total short-term investments	$35.8	$19.7	$—	$55.5

Liabilities:
Contingent consideration (1)	$—	$—	$16.4	$16.4

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents:
Cash and money market funds	$440.1	$—	$—	$440.1

Total cash and cash equivalents	$440.1	$—	$—	$440.1

Liabilities:
Contingent consideration (1)	$—	$—	$39.8	$39.8

(1)

See Note 3 — “Business Combinations and Asset Acquisitions” for changes in contingent consideration for the years ended December 31, 2019 and 2020. The following tables present the balances of contingent consideration as presented in the consolidated balance sheets (in millions):

	December 31,
	2019	2020
Accrued expenses and other current liabilities	$9.3	$19.1
Other non-current liabilities	7.1	20.7

Total contingent consideration	$16.4	$39.8

The Company’s money market funds and U.S. Government bills are classified as Level 1 within the fair value hierarchy because they are valued using quoted prices in active markets. The fair value of the Company’s corporate bonds is based on quoted prices in markets that are not active. Therefore, these senior notes are classified as Level 2 within the fair value hierarchy. There were no transfers of financial instruments between Level 1, Level 2 and Level 3 during the periods presented.

As of December 31, 2019, the Company’s short-term investments and cash equivalents consisted of marketable securities, including U.S. government bills and corporate bonds that were available-for sale and have stated

Compass, Inc.

Notes to Consolidated Financial Statements

maturity dates of less than one year. Realized and unrealized gains and losses on these marketable securities were insignificant for the year ended December 31, 2019 and the amortized cost reflected fair value as of December 31, 2019.

Marketable securities that were in an unrealized loss position for less than twelve months as of December 31, 2019 were also immaterial. None of these securities were in a continuous unrealized loss position for more than twelve months as of December 31, 2019.

As of December 31, 2020, the Company’s short-term investments matured, and all remaining marketable securities were classified as cash equivalents.

Level 3 Financial Liabilities

The Company’s Level 3 financial liabilities relate to contingent considerations for acquisitions. Contingent consideration represents obligations of the Company to transfer cash and common stock to the sellers of certain acquired entities in the event that certain targets and milestones are met. As of December 31, 2020, the undiscounted maximum payment under these arrangements was $91.6 million which is expected to be paid over a period of up to five years. The primary method the Company used to estimate the fair value of the contingent consideration was a Monte Carlo simulation, which is based on significant inputs, such as forecasted future results of the acquired businesses, which are not observable in the market, discount rates and earnings volatility measures. The changes in the fair value of Level 3 financial liabilities are included within Operations and support in the accompanying consolidated statement of operations (see Note 3 — “Business Combinations and Asset Acquisitions”).

The following tables present quantitative information regarding the significant unobservable inputs utilized by the Company to measure its Level 3 liabilities, consisting of different contingent consideration agreements, at fair value on a recurring basis:

	Year Ended December 31,
	2018	2019	2020
Discount rate	0.0% – 10.4%	0.0% – 4.0%	0.0% - 2.0%
Weighted average discount rate	8.7%	3.3%	1.3%
Earnings volatility	0.0% – 23.0%	0.0% – 45.0%	0.0% - 18.0%
Weighted-average earnings volatility	20.6%	12.0%	6.9%

5.	Property and Equipment, Net

Property and equipment, net consisted of the following (in millions):

	December 31,
	2019	2020
Leasehold improvements	$117.5	$144.1
Office furniture and equipment	23.0	29.0
Computer software and internally-developed software	18.6	23.8
Computer equipment	18.6	22.0

	177.7	218.9
Less: accumulated depreciation	(43.7)	(77.2)

Property and equipment, net	$134.0	$141.7

Compass, Inc.

Notes to Consolidated Financial Statements

The Company recorded depreciation expense related to property and equipment of $10.3 million, $24.3 million and $34.4 million for the years ended December 31, 2018, 2019 and 2020, respectively which includes $1.8 million, $4.0 million and $4.8 million, respectively, related to capitalized internally–developed software.

The Company capitalized internally-developed software costs of $4.4 million and $5.2 million during the years ended December 31, 2019 and 2020, respectively.

6.	Goodwill and Other Intangible Assets, Net

The following table summarizes the changes in the carrying amount of goodwill (in millions):

Amount
Balance at December 31, 2018	$52.2
Acquisitions	27.5
Measurement period adjustments (1)	1.7

Balance at December 31, 2019	$81.4
Acquisitions	38.4

Balance at December 31, 2020	$119.8

(1)	Relates to the acquisition of Pacific Union International, Inc.

The following table summarizes the carrying amounts and accumulated amortization of intangible assets (in millions, except weighted-average remaining useful life):

	December 31, 2019
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Value	Weighted Average Remaining Useful Life (Years)
Finite-lived intangible assets:
Agent relationships	3-9 years	$57.5	$(13.0)	$44.5	5.3
Workforce	2 years	9.7	(6.0)	3.7	0.8
Acquired technology	2 years	5.7	(2.4)	3.3	1.2
Trademarks	2 years	0.6	(0.2)	0.4	1.3
Indefinite-lived intangible assets:
Domain name		0.3	—	0.3	n/a

Total		$73.8	$(21.6)	$52.2

Compass, Inc.

Notes to Consolidated Financial Statements

	December 31, 2020
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Value	Weighted Average Remaining Useful Life (Years)
Finite-lived intangible assets:
Agent relationships	3-9 years	$59.7	$(22.4)	$37.3	4.4
Workforce	2 years	9.7	(9.7)	—	—
Acquired technology	2-3 years	12.0	(5.7)	6.3	2.6
Trademarks	2-3 years	2.3	(0.6)	1.7	2.7
Indefinite-lived intangible assets:
Domain name		0.3	—	0.3	n/a

Total		$84.0	$(38.4)	$45.6

Amortization expense was $4.5 million, $16.6 million and $16.8 million, for the years ended December 31, 2018, 2019 and 2020, respectively.

Estimated future amortization expense for finite-lived intangible assets as of December 31, 2020 is as follows (in millions):

2021	$12.5
2022	11.6
2023	10.2
2024	6.3
2025	3.8
Thereafter	0.9

Total	$45.3

7.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in millions):

	December 31,
	2019	2020
Accrued compensation	$31.0	$46.5
Contingent consideration, current	9.3	19.1
Other	28.0	41.2

Accrued expenses and other current liabilities	$68.3	$106.8

8.	Concierge Credit Facility

In July 2020, the Company entered into a Revolving Credit and Security Agreement (the “Concierge Credit Facility” or “Concierge Facility”) with Barclays Bank PLC, as administrative agent, and the several lenders party thereto. The Concierge Facility provides for a $75.0 million revolving credit facility and is solely used to finance, in part, the Company’s Compass Concierge Program. The Concierge Facility is secured primarily by the Concierge Receivables and cash of the Compass Concierge Program. Borrowings under the Concierge Facility

Compass, Inc.

Notes to Consolidated Financial Statements

accrue interest at rates equal to (i) the adjusted London interbank offered rate (“LIBOR”), plus a margin of 3.00%, which may be adjusted, or an alternate rate of interest upon the occurrence of certain changes in LIBOR. The Company is required to pay an annual commitment fee of 0.50% on a quarterly basis based on the unused portion of the Concierge Facility. The principal amount, if any, is payable in full in January 2022, unless earlier terminated or extended. The interest rate on the Concierge Facility was 3.26% as of December 31, 2020. As of December 31, 2020, there were $8.4 million in borrowings outstanding under the Concierge Facility.

The Company has the option to repay the borrowings under the Concierge Facility without premium or penalty prior to maturity. The Concierge Facility contains customary affirmative covenants, such as financial statement reporting requirements, as well as covenants that restrict its ability to, among other things, incur additional indebtedness, sell certain receivables, declare dividends or make certain distributions and undergo a merger or consolidation or certain other transactions. Additionally, in the event that the Company fails to comply with certain financial covenants that require the Company to meet certain liquidity-based measures, the commitments under the Concierge Facility will automatically be reduced to zero and the Company will be required to repay any outstanding loans under the Concierge Facility. As of December 31, 2020, the Company was in compliance with the covenants under the Concierge Facility.

The Company incurred debt issuance costs of $1.3 million in connection with the Concierge Facility, which are included in Other current assets and Other non-current assets, net of accumulated amortization, in the consolidated balance sheet. The unamortized debt issuance costs will be amortized within Interest expense in the consolidated statements of operations over the remaining term on a straight-line basis.

9.	Leases

Effective January 1, 2019 the Company adopted ASU 2016-02, Leases (Topic 842). As part of the adoption, the Company elected the following practical expedients:

•

Package of practical expedients which eliminates the need to reassess (1) whether any expired or existing contracts are or contain leases; (2) the lease classification for any expired or existing leases; and (3) the initial direct costs for any existing leases;

•	The practical expedient whereby the lease and non-lease components will not be separated for all classes of assets;

•	Not to recognize ROU assets and corresponding lease liabilities with a lease term of 12 months or less from the lease commencement date; and

•	Not to apply the use of hindsight and did not reassess lease term upon adoption for existing leases.

On January 1, 2019, the Company recorded an ROU asset for operating leases of $299.2 million and a lease liability for operating leases of $320.3 million by adjusting its remaining deferred rent liabilities and prepaid rent assets at that time.

As of December 31, 2020, the Company had additional operating leases that have not yet commenced with future undiscounted lease payments of approximately $21.1 million.

Compass, Inc.

Notes to Consolidated Financial Statements

The components of lease costs for operating leases for the years ended December 31, 2019 and 2020 was as follows (in millions):

	Year Ended December 31,
	2019	2020
Operating lease costs	$80.6	$93.1
Short-term lease costs	16.6	5.7
Sublease income	(2.2)	(3.4)
Variable lease costs	25.7	26.4

Total	$120.7	$121.8

The Company has a small population of subleases whereby it acts as a lessor. The impact of this portfolio is not material to the consolidated financial statements.

For the years ended December 31, 2019 and 2020, the Company recognized lease costs, net of sublease income, of $109.1 million and $110.2 million, respectively, in Sales and marketing expenses in the consolidated statement of operations. For the years ended December 31, 2019 and 2020, the Company recognized lease costs, net of sublease income, of $11.6 million and $11.6 million, respectively, in General and administrative expenses in the consolidated statement of operations.

Supplemental cash flow information related to leases was as follows (in millions):

	Year Ended December 31,
	2019	2020
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flows, net used in operating leases	$53.3	$92.0
Supplemental disclosure of non-cash leasing activities:
ROU assets obtained in exchange for new operating lease liabilities	193.5	66.3

The following table represents the weighted-average remaining lease term and discount rate for the Company’s operating leases:

	December 31,
	2019	2020
Weighted average remaining lease term (years)	7.7	7.3
Weighted average discount rate	5.0%	4.7%

Compass, Inc.

Notes to Consolidated Financial Statements

Future undiscounted lease payments for the Company’s operating lease liabilities are as follows as of December 31, 2020 (in millions):

2021	$90.6
2022	89.7
2023	84.0
2024	77.1
2025	64.9
Thereafter	196.2

Total future lease payments	602.5
Less: imputed interest	98.5

Present value of lease liabilities	$504.0

Disclosures Related to Periods Prior to Adoption of ASC 842

The Company leases office space under non-cancelable operating leases with various expiration dates through 2031. Total rent expense for the year ended December 31, 2018 was $37.4 million. Rent expense related to lease agreements that contain lease incentives is recognized on a straight-line basis over the lease term.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2018 are as follows (in millions):

2019	$57.1
2020	64.7
2021	64.1
2022	61.5
2023	58.8
Thereafter	227.8

Total	$534.0

10.	Commitments and Contingencies

Legal Proceedings

From time to time, the Company may be involved in disputes or regulatory inquiries that arise in the ordinary course of business. When the Company determines that a loss is both probable and reasonably estimable, a liability is recorded and disclosed if the amount is material to the Company’s business taken as a whole. When a material loss contingency is only reasonably possible, the Company does not record a liability, but instead discloses the nature and the amount of the claim and an estimate of the loss or range of loss, if such an estimate can reasonably be made. Legal costs related to the defense of loss contingencies are expensed as incurred.

Claims or regulatory actions against the Company, whether meritorious or not, could have an adverse impact on the Company due to legal costs, diversion of management resources and other elements. Except as identified with respect to the matters below, the Company does not believe that the outcome of any individual existing legal or regulatory proceeding to which it is a party will have a material adverse effect on its results of operations, financial condition or overall business in each case, taken as a whole.

Compass, Inc.

Notes to Consolidated Financial Statements

Avi Dorfman v. Robert Reffkin and Urban Compass, Inc.

In July 2014, Avi Dorfman (“Dorfman”) and RentJolt, Inc. (“RentJolt”) (collectively, “Plaintiffs”) filed suit against the Company and Robert Reffkin (“Defendants”), seeking compensation for certain services, trade secrets and other contributions allegedly provided in the formation of the Company. After miscellaneous motion practice, in June 2018, Defendants moved for summary judgment, the court held oral argument in October 2018 and ultimately denied the Defendants’ motion for summary judgment in October 2019. In November 2019, Defendants appealed portions of the court’s summary judgment ruling. In February 2020, the appellate court granted in part and denied in part Defendants’ appeal resulting in one plaintiff (RentJolt) voluntarily discontinuing its only remaining claim and leaving the case. Defendants have one motion in limine pending. A trial date has been set for September 2021.

Realogy Holdings Corp., et al v. Urban Compass, Inc. and Compass Inc.

In July 2019, Realogy Holdings Corp., NRT New York LLC (“Corcoran”) and many of its related entities (collectively, “Plaintiffs”) filed a complaint against the Company in the New York Supreme Court. The complaint alleges various violations of New York and California state law related to claims of unfair competition and seeks unspecified damages. The Company filed a Motion to Dismiss in September 2019. In September 2019, Plaintiffs filed an amended complaint, removing one claim and adding a claim for defamation. In November 2019, the Company moved to compel arbitration related to claims asserted by Corcoran and moved to dismiss all of the counts. In June 2020, the Court denied the motion to dismiss and denied the motion to compel arbitration as moot, granting Plaintiffs leave to amend the complaint as to claims asserted by Corcoran without prejudice to Defendants’ ability to move to compel or dismiss the Second Amended Complaint.

On July 3, 2020, Plaintiffs filed their Second Amended Complaint. On December 18, 2020, the Court denied the Company’s motion to compel arbitration on Plaintiffs’ second amended complaint without prejudice. Defendants’ Answer to the Second Amended Complaint and Counterclaims were filed on January 28, 2021. Additionally, the Company filed its appeal of the lower Court’s denial of the Company’s motion to dismiss and motion to compel arbitration on February 1, 2021. Discovery is proceeding, although portions have been stayed pending appeal. The Company is unable to predict the outcome of this action or to reasonably estimate the possible loss or range of loss, if any, arising from the claims asserted therein.

Letter of Credit Agreements

The Company has irrevocable letters of credit with various financial institutions, primarily related to security deposits for leased facilities. As of December 31, 2019 and 2020, the Company was contingently liable for $47.8 million and $50.7 million, respectively, under these letters of credit. These letters of credit are collateralized by the Company’s cash and cash equivalents and investments.

Escrow and Trust Deposits

As a service to its home buyers and home sellers, the Company administers escrow and trust deposits which represent undistributed amounts for the settlement of real estate transactions. The escrow and trust deposits totaled $24.7 million and $46.1 million, respectively as of December 31, 2019 and 2020. These deposits are not assets of the Company and therefore are excluded from the accompanying consolidated balance sheets. However, the Company remains contingently liable for the disposition of these deposits.

Compass, Inc.

Notes to Consolidated Financial Statements

11.	Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock

In 2018, the Company issued 67,429,180 shares of Series E convertible preferred stock for proceeds of $454.7 million, net of $0.3 million issuance costs, and 33,686,160 shares of Series F convertible preferred stock for proceeds of $398.8 million, net of $0.6 million issuance costs.

In 2019, the Company issued 22,306,800 shares of Series G convertible preferred stock for proceeds of $343.3 million, net of $0.8 million issuance costs.

In 2020, the Company amended its certificate of incorporation and changed the authorized shares of Series G convertible preferred stock to 22,371,620 and issued an additional 64,820 shares of Series G convertible preferred stock for proceeds of $1.0 million.

In 2020, 9,382,620 shares of Series D convertible preferred stock were converted into an equal number of shares of Class A common stock at the election of the holder resulting in the reclassification of $40.0 million in carrying value from Convertible preferred stock to Common stock and Additional paid-in capital.

The Company’s convertible preferred stock authorized, issued and outstanding, the aggregate liquidation preferences, including dividends that would be due if and when declared by the board of directors are as follows (in millions, except share and per share amounts):

	December 31, 2019
Series of Convertible Preferred Stock	Year Issued	Shares Authorized	Shares Issued and Outstanding	Issuance Price/ Liquidation Price (Per Share)	Aggregate Liquidation Value	Carrying Value (Net of Issuance Costs)
Series A	2013	54,811,930	54,811,930	$1.0000	$54.8	$54.7
Series B	2014-2015	18,133,240	18,133,240	2.0766	37.7	37.5
Series C	2015-2016	13,580,260	13,580,260	4.0500	55.0	54.8
Series D	2016-2017	25,303,070	25,303,070	4.2632	107.9	107.6
Series E	2017-2018	78,543,890	78,543,890	6.7478	530.0	529.0
Series F	2018	33,686,160	33,686,160	11.8570	399.4	398.8
Series G	2019	32,410,880	22,306,800	15.4269	344.1	343.3

		256,469,430	246,365,350		$1,528.9	$1,525.7

	December 31, 2020
Series of Convertible Preferred Stock	Year Issued	Shares Authorized	Shares Issued and Outstanding	Issuance Price/ Liquidation Price (Per Share)	Aggregate Liquidation Value	Carrying Value (Net of Issuance Costs)
Series A	2013	54,811,930	54,811,930	$1.0000	$54.8	$54.7
Series B	2014-2015	18,133,240	18,133,240	2.0766	37.7	37.5
Series C	2015-2016	13,580,260	13,580,260	4.0500	55.0	54.8
Series D	2016-2017	25,303,070	15,920,450	4.2632	67.9	67.6
Series E	2017-2018	78,543,890	78,543,890	6.7478	530.0	529.0
Series F	2018	33,686,160	33,686,160	11.8570	399.4	398.8
Series G	2019-2020	22,371,620	22,371,620	15.4269	345.1	344.3

		246,430,170	237,047,550		$1,489.9	$1,486.7

Compass, Inc.

Notes to Consolidated Financial Statements

The rights, preferences, restrictions and privileges of the holders of convertible preferred stock are as follows:

Voting

Each holder of convertible preferred stock has voting rights equivalent to Class A common stock on an as converted basis.

Dividends

When and if declared by the Company’s board of directors, any dividends shall be distributed among all holders of common stock and convertible preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of convertible preferred stock were converted to common stock. No dividends have been declared since inception.

Liquidation

The holders of Series E convertible preferred stock, Series F convertible preferred stock and Series G convertible preferred stock (collectively, the “Senior Preferred Stock”) shall be entitled to receive out of the proceeds or assets of the Company legally available for distribution to its stockholders (the “Proceeds”), on a pro rata, pari passu basis, prior and in preference to any distribution of the Proceeds of a Liquidation Event (as defined below) to the holders of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and Common stock. If, upon the occurrence of such a Liquidation Event, the Proceeds distributed among the holders of Senior Preferred Stock shall be insufficient to permit the payment to such holders of the full amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of Senior Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive. If the remaining Proceeds thus distributed among the holders of the Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire remaining Proceeds legally available for distribution shall be distributed ratably among the holders of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive. Any funds and assets of the Company remaining after payment of the liquidation amounts to the convertible preferred stockholders will be distributed to the holders of Common stock.

A Liquidation Event including deemed liquidation is in general defined as a change in control of the Company, merger or consolidation with or into another entity, the transfer of 50% of the voting stock of the Company or the grant of an irrevocable, exclusive license to all or substantially all of the Company’s intellectual property which is used to generate the Company’s revenue. As the Company’s convertible preferred stock has liquidation features that are not entirely within the control of the Company, the convertible preferred stock is recorded outside of Stockholders’ deficit.

The per share liquidation preference for each series of convertible preferred stock are presented in the tables above. These liquidation preferences include declared and undeclared dividends.

Conversion

Shares of convertible preferred stock are convertible at the option of the holder into shares of Class A common stock at any time. Shares of Series A convertible preferred stock, Series B convertible preferred

Compass, Inc.

Notes to Consolidated Financial Statements

stock, Series C convertible preferred stock, Series D convertible preferred stock, Series F convertible preferred stock and Series G convertible preferred stock are convertible into one share of Class A common stock. Series E convertible preferred stock is convertible to shares of common stock at a ratio of $6.7478 to $6.5879.

Shares of convertible preferred stock are automatically converted upon an initial public offering in which the public offering price is not less than $11.86 per share and not less than $15.4269 per share solely in the case of the Series G convertible preferred stock which results in proceeds to the Company of at least $150 million. The minimum offering price requirement for automatic conversion of the Series G convertible preferred stock expired in January 2021. Additionally, shares of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock automatically convert upon the vote or written consent of a majority of the then outstanding shares of each respective class of shares. Shares of Series F convertible preferred stock and Series G convertible preferred stock automatically convert upon the vote or written consent of sixty-six and two third percent of the then outstanding shares of Series F convertible preferred stock and Series G convertible preferred stock, respectively.

The Series D convertible preferred stock includes an adjustment right to the conversion price of Series D convertible preferred stock. In the event of a conversion of Series D convertible preferred stock into Class A common stock upon a qualified public offering, if the public offering price would result in an internal rate of return of greater than or less than 32.5%, then the conversion price would be adjusted such that the number of shares of common stock issued to Series D convertible preferred stockholders would result in an internal rate of return equal to 32.5%. The Special Minimum Conversion Price for Series D convertible preferred stock shall be $3.3932 and the Special Maximum Conversion Price $5.7333.

Subject to certain exceptions, including issuances of shares to employees or consultants pursuant to a stock option plan approved by the board of directors and issuances of shares to lenders or strategic partners or in connection with a business acquisition, in each case approved by the board of directors, the conversion price of each applicable series of preferred stock is subject to adjustment to prevent dilution in the event that the Company issues additional shares at a purchase price less than the then-applicable conversion price.

Redemption Rights

The Company’s convertible preferred stock does not contain any fixed or determinable redemption features.

Compass, Inc.

Notes to Consolidated Financial Statements

Common Stock

As of December 31, 2019 and 2020, the Company authorized two classes of common stock: Class A common stock and Class B common stock. Each class has par value of $0.00001.

	December 31, 2019
	Shares Authorized	Shares Issued	Shares Outstanding
Class A common stock	461,600,000	105,015,470	102,765,470
Class B common stock	26,000,000	6,528,590	6,528,590

Total	487,600,000	111,544,060	109,294,060

	December 31, 2020
	Shares Authorized	Shares Issued	Shares Outstanding
Class A common stock	530,136,050	118,549,390	116,299,390
Class B common stock	170,618,860	6,672,510	6,672,510

Total	700,754,910	125,221,900	122,971,900

The rights of common stock are as follows:

Voting

Holders of Class A common stock are entitled to one vote per share. Holders of Class B common stock are not entitled to vote.

Dividends

When and if declared by the Company’s board of directors, holders of Class A and Class B common stock are entitled in proportion to the number of shares of common stock that would be held by each such holder if all shares of convertible preferred stock were converted to common stock. No dividends have been declared since inception.

Liquidation

The liquidation rights of the holders of Class A and Class B common stock are subject to and qualified by the rights and preferences of the holders of convertible preferred stock.

Conversion

Each share of Class A common stock may be converted to one share of Class B common stock at the option of the holder. Each share of Class B common stock may be converted to one share of Class A common stock only upon the following events:

•	the Company’s sale of its common stock pursuant to an effective registration statement;

•	any transfer of such share to a holder of convertible preferred stock; and

•	the approval of such conversion by the board of directors; such conversion shall be deemed to have been made immediately prior to the closing date of the public offering.

Compass, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2019 and 2020, the Company had shares of common stock reserved for issuance as follows (on an as converted basis):

	December 31,
	2019	2020
Convertible preferred stock outstanding	248,271,850	238,954,050
Options issued and outstanding	43,776,850	62,827,150
Restricted stock units issued and outstanding	5,297,200	32,556,160
Shares available for future stock-based incentive award issuances	24,725,480	11,679,150

Total	322,071,380	346,016,510

As of December 31, 2019 and 2020, the Company had 2,250,000 shares of Class A common stock issued and held as treasury stock.

12.	Stock-Based Compensation

2012 Stock Incentive Plan

In October 2012, the Company adopted the 2012 Stock Incentive Plan (as amended, the “Plan”). Under the Plan, employees and non-employees can be granted options on common stock, RSUs and other stock-based awards, including awards earned in connection with the Agent Equity Program. Generally, these awards are based on stock agreements with ten-year contractional terms for stock options and seven-year contractual terms for RSU’s, subject to board approval. As of December 31, 2019 and 2020, there were 101,937,560 and 139,161,180 shares of common stock, respectively, reserved for issuance under the Plan. The Company increased the pool available for granting shares of common stock by 24,931,160 and 37,223,620 during the years ended December 31, 2019 and 2020, respectfully. As of December 31, 2020, there are 11,679,150 shares available for future grants.

Stock Options

Stock options, including options issued under the Agent Equity Program, vest over a prescribed service period generally lasting four years. In addition, certain options vest immediately upon issuance. Upon the exercise of any stock options, the Company issues shares to the award holder from the pool of authorized but unissued common stock.

The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model with the exception of certain stock options that have market-based vesting conditions which are valued using a Monte Carlo simulation. The inputs used below are subjective and require significant judgement to determine.

	Year Ended December 31,
	2018	2019	2020
Expected term (in years)	6.5	5.9	7.0
Risk-free interest rate	2.7%	2.3%	0.8%
Expected volatility	45.0%	45.0%	45.1%
Dividend rate	—%	—%	—%
Fair value of common stock (range for the period)	$2.66 - $5.16	$5.16 - $6.44	$6.65 - $23.44
Weighted average grant date fair value of options granted	$1.40	$2.62	$5.67

Compass, Inc.

Notes to Consolidated Financial Statements

Each of these inputs is subjective and generally requires significant judgment.

Expected Term — The expected term represents the period that the stock-based awards are expected to be outstanding. The Company uses the simplified method to calculate the expected term due to insufficient historical experience, which assumes a ratable rate of exercise over the contractual term.

Risk-Free Interest Rate — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury constant maturity notes with terms approximately equal to the stock-based awards’ expected term.

Expected Volatility — As a result of the lack of historical and implied volatility data of the Company’s common stock, the expected stock price volatility has been estimated based on the historical volatilities of a specified group of companies in its industry for a period equal to the expected life of the option. The Company selected companies with comparable characteristics to it, including enterprise value, risk profiles, and position within the industry and with historical share price information sufficient to meet the expected term of the stock options. The historical volatility data has been computed using the daily closing prices for the selected companies.

Dividend Rate — The expected dividend rate is zero as the Company has not declared or paid any cash dividends and does not anticipate to do so in the foreseeable future.

Fair Value of Common Stock — The fair value of the shares of common stock underlying stock options and RSUs has historically been determined by the board of directors as there was no public market for the common stock. The board of directors determines the fair value of the Company’s common stock by considering a number of objective and subjective factors including: the valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, the Company’s operating and financial performance, secondary transactions involving the Company’s common stock, the lack of liquidity of common stock and general and industry specific economic outlook, amongst other factors.

A summary of stock option activity under the Plan, including 1,061,250 stock options that were granted outside of the Plan in 2019, is presented below (in millions, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (in years)	Aggregate Intrinsic Value
Balances as of December 31, 2017	36,167,230	$1.04	7.5	$58.9
Granted	17,590,430	3.04
Exercised	(10,396,430)	0.35
Forfeited	(3,975,300)	1.95

Balances as of December 31, 2018	39,385,930	$2.02	7.9	$123.9
Granted	16,892,070	5.51
Exercised	(5,075,790)	1.50
Forfeited	(7,425,360)	2.96

Balances as of December 31, 2019	43,776,850	$3.27	7.8	$138.9
Granted	26,193,020	6.69
Exercised	(3,893,910)	4.11
Forfeited	(3,248,810)	5.63

Balances as of December 31, 2020	62,827,150	$4.55	7.8	$1,208.0

Exercisable and vested at December 31, 2020	34,357,740	$3.24	6.7	$705.6

Compass, Inc.

Notes to Consolidated Financial Statements

During the years ended December 31, 2018, 2019 and 2020, the intrinsic value of options exercised was $24.4 million, $19.1 million and $9.8 million, respectively.

Stock-based compensation recognized during the years ended December 31, 2018, 2019 and 2020 associated with stock options was $14.8 million, $35.4 million and $31.9 million, respectively. As of December 31, 2020, unrecognized compensation costs totaled $136.7 million and are expected to be recognized over a weighted-average period of 3.9 years.

In June 2020, the Company granted 1,620,540 stock options with service, performance and market-based vesting conditions to an executive employee. These conditions include stock price targets to be met after the listing of the Company’s stock on a public exchange. As of December 31, 2020, total compensation costs related to these options of $5.0 million has not yet been recognized. Of this amount, $0.5 million relates to the portion of the award for which the time-based vesting condition has been satisfied or partially satisfied through December 31, 2020. The remaining $4.5 million relates to the portion of the award for which the time-based vesting condition had not yet been satisfied as of December 31, 2020 and is expected to be satisfied over a period of 4.9 years.

Restricted Stock Units

A summary of RSU activity under the Plan is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Balances as of December 31, 2018	—	$—
Granted	5,694,890	5.98
Vested and converted to common stock	—	—
Forfeited	(397,690)	5.62

Balances as of December 31, 2019	5,297,200	$6.01
Granted	28,629,790	6.91
Vested and converted to common stock	—	—
Forfeited	(1,370,830)	7.34

Balances as of December 31, 2020	32,556,160	$6.75

As of December 31, 2020, unvested RSUs that required both service-based and liquidity event-based vesting conditions had total compensation costs of $211.5 million not yet recognized. Of this amount, $109.1 million relates to awards for which the time-based vesting condition had been satisfied or partially satisfied on that date, calculated using the grant date fair value of the awards. The remaining $102.4 million relates to awards for which the time-based vesting condition had not yet been satisfied as of December 31, 2020 and is expected to be satisfied over a weighted-average period of 1.6 years.

During the year ended December 31, 2020, the Company granted 1,715,450 RSUs that required only a service-based vesting condition and recognized $2.1 million of expense related to these RSUs. The majority of these vested RSUs will convert to common stock at the earlier of an IPO event including any delayed settlement period or March 15, 2022. As of December 31, 2020, there were unrecognized compensation costs of $38.2 million related to these RSUs, which are expected to be recognized over a weighted-average period of 3.9 years.

In March 2020, the Company granted 8,611,810 RSUs with service, performance and market-based vesting conditions to an executive employee. These conditions include stock price targets to be met after the listing of the

Compass, Inc.

Notes to Consolidated Financial Statements

Company’s stock on a public exchange. As of December 31, 2020, there were unrecognized compensation costs related to these RSUs of $11.1 million. Of this amount, $1.6 million relates to the portion of the award for which the time-based vesting condition has been satisfied or partially satisfied through December 31, 2020. The remaining $9.5 million relates to the portion of the award for which the time-based vesting condition had not yet been satisfied as of December 31, 2020 and is expected to be recognized over a period of 4.8 years. These awards were valued using a Monte Carlo simulation.

Other Stock-Based Awards

In July 2018, the Company issued 1,680,340 shares of Class A common stock with a grant date fair value of $2.66 per share to an executive employee. These shares are subject to a four-year vesting period in which the employee must continue to provide services to the Company. The fair value of these shares was measured based on the fair value of the Company’s common stock on the grant date and will be recognized as expense over the service period of the award. For the years ended December 31, 2018, 2019 and 2020, the Company recognized stock-based compensation expense of $0.6 million, $1.1 million and $1.1 million, respectively, related to this award.

For the years ended December 31, 2018, 2019 and 2020, the Company recorded approximately $37.1 million, $0.6 million and $8.0 million, respectively, in compensation expense for stock-based awards outside the Plan. For the years ended December 31, 2018 and 2020, $36.2 million and $8.0 of these expenses related to compensation expenses incurred in connection with the sale of shares to investors by certain Company employees and non-employee service providers in excess of the fair value of the shares sold. There were no expenses incurred in connection with the sale of shares to investors by certain Company employees and non-employee service providers in excess of the fair value of shares for the year ended December 31, 2019.

Stock-Based Compensation Expense

Total stock-based compensation expense included in the consolidated statement of operations is as follows (in millions):

	Year Ended December 31,
	2018	2019	2020
Commissions and other related expense	$1.0	$16.1	$5.7
Sales and marketing	9.1	11.1	16.0
Operations and support	4.7	2.4	3.5
Research and development	4.0	2.8	1.4
General and administrative	33.7	5.0	16.6

Total stock-based compensation expense	$52.5	$37.4	$43.2

The Company has not recognized any tax benefits from stock-based compensation as a result of the full valuation allowance maintained on its deferred tax assets.

Early Exercise of Stock Options

The Plan allows the board of directors to grant equity awards which provide option holders the right to elect to exercise unvested options in exchange for restricted common stock. Shares received from such early exercises are subject to repurchase in the event of the optionee’s termination of service until the stock options are fully vested at the lesser of the original issuance price or the fair value of the Company’s common stock. During the

Compass, Inc.

Notes to Consolidated Financial Statements

year ended December 31, 2020, 1,183,230 stock options were early exercised. As of December 31, 2020, 1,075,710 early exercised shares were subject to repurchase. The cash proceeds received for unvested shares of common stock recorded within Accrued expenses and other current liabilities in the consolidated balance sheets was $5.7 million as of December 31, 2020. As of December 31, 2019, cash consideration related to unvested shares was not significant. Amounts recorded as a liability upon early exercise are reclassified into Additional paid-in capital as the shares vest. During the year ended December 31, 2020, 107,520 early exercised shares vested resulting in the reclassification of $0.6 million to Additional paid-in capital.

13.	Income Taxes

The Company’s loss before income taxes consisted of (in millions):

	Year Ended December 31,
	2018	2019	2020
United States	$(229.3)	$(388.9)	$(272.4)
International	—	—	0.5

Total	$(229.3)	$(388.9)	$(271.9)

The components of the Company’s income tax benefit (provision) consisted of (in millions):

	December 31,
	2018	2019	2020
Current:
Federal	$—	$—	$0.8
State	—	—	—
Foreign	—	—	(0.2)

Total current	—	—	0.6

Deferred:
Federal	3.6	1.0	0.3
State	1.9	(0.1)	0.6
Foreign	—	—	0.2

Total deferred	5.5	0.9	1.1

Total benefit from income taxes	$5.5	$0.9	$1.7

For the years ended December 31, 2018, 2019 and 2020, the Company had an income tax benefit of $5.5 million, $0.9 million and $1.7 million, respectively. This resulted from a partial reduction in the valuation allowance related to the carryover tax basis in deferred tax liabilities from acquisitions. An additional benefit in 2020 was recorded for refunds from net operating loss carrybacks allowed under the CARES Act and current taxes in India fully offset with future AMT tax credits.

Compass, Inc.

Notes to Consolidated Financial Statements

The effective income tax rate differed from the statutory federal income tax rate as follows:

	Year Ended December 31,
	2018	2019	2020
Tax at federal statutory rate	21.0%	21.0%	21.0%
State taxes, net of federal effect	4.9%	7.7%	4.0%
Change in valuation allowance	(24.4)%	(28.6)%	(23.4)%
Non-deductible expenses	0.5%	0.2%	(2.1)%
Other	0.4%	(0.1)%	1.1%

Provision for income taxes	2.4%	0.2%	0.6%

The components of net deferred taxes arising from temporary differences were as follows (in millions):

	December 31,
	2019	2020
Deferred tax assets:
Nondeductible accruals	$3.1	$7.8
Stock-based compensation	12.4	20.0
Lease liabilities	144.0	144.6
Net operating loss carryforward	203.0	240.4
Allowance for credit losses	2.1	7.3
Accrued compensation	7.5	18.6
Other	1.2	1.4

Total deferred tax assets	373.3	440.1

Deferred tax liabilities:
Operating lease right-of-use assets	(121.4)	(119.9)
Trademarks and other intangibles	(14.2)	(6.1)
Property and equipment	(14.6)	(26.4)

Total deferred tax liabilities	(150.2)	(152.4)

Less: valuation allowance	(223.1)	(287.5)

Net deferred tax assets	$—	$0.2

The Company is subject to income taxes in the United States and India. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating losses and tax credit carryforwards.

As of December 31, 2019 and 2020, the Company’s deferred tax assets were primarily the result of U.S. Federal and State net operating losses (“NOL”), operating lease obligations, compensation and other expense related accruals. A full valuation allowance was maintained against its U.S. gross deferred tax asset balance as of December 31, 2019 and 2020. As of each reporting date, the Company considers new evidence, both positive and negative, that could impact the Company’s view with regard to future realization of deferred tax assets. As of December 31, 2019 and 2020, the Company continued to maintain that the realization of its deferred tax assets has not achieved a more-likely-than-not threshold primarily due to the evidence that the Company continued to maintain three-year cumulative pre-tax book losses. As of December 31, 2019, the valuation allowance was in the amount of approximately $223.1 million, an increase of $114.2 million from December 31, 2018, which includes the impact of acquisition activity. As of December 31, 2020, the valuation allowance was in the amount

Compass, Inc.

Notes to Consolidated Financial Statements

of approximately $287.5 million, an increase of $64.4 million from December 31, 2019, which includes the impact of acquisition activity.

As of December 31, 2019 and 2020, the Company had approximately $716.3 million and $882.5 million of gross federal net operating losses, respectively. Of those amounts, $139.3 million will begin to expire in 2032 and $743.2 million have an unlimited carryforward with utilization limited at 80% of taxable income. Such amounts may be subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, as a result of various ownership change rules.

As of December 31, 2019 and 2020, the Company had approximately $834.3 million and $870.7 million of state net operating losses, respectively, that will begin to expire in 2032.

The Company had no uncertain tax positions as of December 31, 2019 and 2020. The Company does not anticipate a significant increase or decrease in the uncertain tax positions in the next twelve months after the reporting period. It is the Company’s policy to record interest and penalties related to uncertain tax positions as a component of the provision for income taxes. No amounts of interest or penalties were recognized in the consolidated financial statements for the years ended December 31, 2018, 2019 and 2020.

The Company has obtained an income tax holiday in India which expires in 2024. This incentive is conditional on meeting certain direct investment thresholds. If the Company fails to satisfy the conditions, the Company may be required to refund previously realized benefits. The Company does not expect these amounts to be material to the Company’s consolidated financial statements.

The number of years with open tax audits varies depending upon the tax jurisdiction. The Company is generally no longer subject to US Federal examination by the Internal Revenue Service (“IRS”) for the years before 2015. The IRS and state taxing authorities can subject the Company to audit dating back to 2012 when the Company begins to utilize its net operating loss carryforwards.

14.	Net Loss Per Share Attributable to Common Stockholders

The Company computes net loss per share of Class A common stock and Class B common stock under the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are substantially identical, other than voting rights. Accordingly, the net loss per share attributable to common stockholders will be the same for Class A common stock and Class B common stock on an individual or combined basis.

Compass, Inc.

Notes to Consolidated Financial Statements

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in millions, except share and per share amounts):

	Year Ended December 31,
	2018	2019	2020
Numerator:
Net loss attributable to common stockholders	$(223.8)	$(388.0)	$(270.2)

Denominator:
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	98,930,220	106,529,880	109,954,760

Net loss per share attributable to common stockholders, basic and diluted	$(2.26)	$(3.64)	$(2.46)

The following participating securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive (on an as-converted basis):

	December 31,
	2018	2019	2020
Convertible preferred stock	225,965,050	248,271,850	238,954,050
Outstanding stock options	39,385,930	43,776,850	62,827,150
Outstanding RSUs	—	5,297,200	32,556,160
Unvested early exercised options	—	—	1,075,710
Unvested common stock	1,587,090	1,097,880	640,320

Total	266,938,070	298,443,780	336,053,390

Pro Forma Net Loss per Share Attributable to Common Stockholders (Unaudited)

The following table presents the calculation of pro forma basic and diluted net loss per share attributable to common stockholders (in millions except share and per share amounts):

Year Ended December 31, 2020
Numerator:
Net loss and pro forma net loss	$(270.2)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	109,954,757
Pro forma adjustment to reflect the assumed conversion of the redeemable convertible preferred stock	238,954,050
Pro forma adjustment to reflect the assumed vesting of RSUs with performance and service conditions satisfied	5,809,610

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	354,718,417

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.76)

Compass, Inc.

Notes to Consolidated Financial Statements

15.	Restructuring Activities and COVID-19 Update

The onset of the COVID-19 pandemic resulted in a negative impact on the Company’s business in the second quarter of 2020 due to shelter-in-place and stay-at-home restrictions (in certain of the Company’s markets) which prohibited or reduced in-person residential real estate showings and the related impact on customer demand and housing inventory, as well as deteriorating economic conditions, such as increased unemployment rates. In light of the uncertain and rapidly evolving situation relating to COVID-19, the Company took a range of measures to address the uncertainties related to the COVID-19 pandemic including, but not limited to, reducing the size of its workforce, terminating certain lease obligations and reducing certain discretionary expenses beginning in the first quarter of 2020. As a result of these cost-saving measures, the Company reduced its workforce by approximately 15%. As of December 31, 2020, the impacts of the pandemic have not significantly impacted the carrying amount of the Company’s assets and liabilities. Although the demand in the Company’s services had recovered in the second half of 2020, the duration of the pandemic, the resulting stay-at-home orders, and any impacts on consumer behavior are unknown, and the amount of that demand which will persist after the reversal of the stay-at-home orders is unknown. Additionally, the pandemic’s impacts on the overall economy and credit markets could significantly impact the Company’s estimates of fair value, which could affect the carrying amount of certain assets and liabilities.

The expenses resulting from these cost-saving measures were included in the consolidated statement of operations as follows (in millions):

	December 31, 2020
	Severance	Lease Termination	Total
Sales and marketing	$1.5	$4.3	$5.8
Operations and support	2.9	—	2.9
Research and development	0.7	—	0.7
General and administrative	0.9	—	0.9

Total	$6.0	$4.3	$10.3

During the year ended December 31, 2019, the Company incurred $1.7 million in facility-related costs associated with the early termination of certain of the Company’s office leases in Sales and marketing in the accompanying consolidated statement of operations.

As of December 31, 2019 and 2020, the Company did not have any material remaining liabilities related to restructuring costs.

16.	Subsequent Events

The Company has assessed subsequent events through March 1, 2021, the date at which the consolidated financial statements were available for issuance except for the effects of the stock split discussed below, to which the date is March 19, 2021.

Acquisition

On February 24, 2021, the Company completed the acquisition of KVS Title, LLC, a title and escrow services company for $52.2 million in cash and up to an additional $26.4 million of cash in connection with certain contingencies and compensation related arrangements. The purpose of the acquisition was to expand the Company’s title and escrow service offerings in key domestic markets.

Compass, Inc.

Notes to Consolidated Financial Statements

The Company expects to account for this transaction as a business combination. The initial accounting, including the identification and allocation of consideration to assets acquired, is not complete given the proximity of the acquisition to the issuance date of these consolidated financial statements.

2012 Stock Incentive Plan

In January and February 2021, the Company issued approximately 1,888,660 stock options and approximately 9,939,710 RSUs to executives, employees and affiliated agents.

In February 2021, the Company increased the number of shares reserved for issuance under the 2012 Stock Incentive Plan by 19,000,000 shares.

Class C Common Stock

In February 2021, the Company approved the establishment of Class C common stock and an agreement with the Company’s CEO to exchange his Class A common stock for Class C common stock. In connection with the effectiveness of a registration statement for the initial public offering of the Company’s common stock, all shares of Class A common stock held by the Company’s founder and CEO will automatically be exchanged for an equivalent number of shares of Class C common stock immediately prior to the completion of the initial public offering. In addition, any Class A common stock issued to the CEO from awards granted to him prior to February 2021 will also automatically be exchanged for Class C common stock. Each share of Class C common stock is entitled to 20 votes per share and will be convertible at any time into one share of Class A common stock and will automatically convert under certain “sunset” provisions. Other than certain permitted transfers for estate planning purposes, upon a transfer of Class C common stock, the Class C common stock will convert into Class A common stock.

Stock Split

On March 19, 2021, the Company effected a ten-for-one stock split of its common stock and redeemable convertible preferred stock. All share and per share information has been retroactively adjusted to reflect the stock split for all periods presented.

17.	Subsequent Events (Unaudited)

Class A and Class B Common Stock

In March 2021, the Company increased the authorized shares for issuance for Class A common stock to 12,500,000,000 shares and Class B common stock to 1,250,000,000 shares.

2012 Stock Incentive Plan

In March 2021, the Company issued approximately 8,149,732 RSUs to executives, employees and affiliated agents. The total fair value of the stock options and RSUs issued in the first quarter of 2021, inclusive of these RSUs as well as the stock options and RSUs issued in January and February 2021, as described in Note 16–“Subsequent Events,” is approximately $336 million. The Company expects to recognize stock-based compensation expense in connection with these awards over a weighted average period of approximately 3.4 years.

Series D Convertible Preferred Stock Conversion

In March 2021, the holders of 15,920,450 shares of the Company’s Series D convertible preferred stock elected to convert into an equal number of shares of Class A common stock.

Compass, Inc.

Notes to Consolidated Financial Statements

Revolving Credit Facility

In March 2021, the Company entered into a Revolving Credit and Guaranty Agreement, or the Revolving Credit Facility, with several lenders and issuing banks and Barclays Bank PLC, as administrative agent and as collateral agent. The Revolving Credit Facility provides for a $350.0 million revolving credit facility, which may be increased by the greater of $250.0 million and 18.5% of the Company’s consolidated total assets, plus such additional amount so long as the Company’s total net leverage ratio does not exceed 4.50:1.00 on a pro forma basis as of the most recent test period, subject to the terms of the Revolving Credit Facility. The Revolving Credit Facility also includes a letter of credit sublimit which is the lesser of (i) $125.0 million and (ii) the aggregate unused amount of the revolving commitments then in effect under the Revolving Credit Facility. The Company’s obligations under the Revolving Credit Facility are guaranteed by certain of the Company’s subsidiaries and are secured by a first priority security interest in substantially all of the Company’s assets and the Company’s subsidiary guarantors.

Borrowings under the Revolving Credit Facility bear interest, at the Company’s option, at either (i) a floating rate per annum equal to the base rate plus a margin of 0.50% or (ii) a floating rate per annum equal to the rate at which dollar deposits are offered in the London interbank market plus a margin of 1.50%. In the Revolving Credit Facility, the base rate is defined as the highest of (a) the prime rate as quoted by The Wall Street Journal, (b) the federal funds effective rate plus 0.50%, (c) the rate at which dollar deposits are offered in the London interbank market for a one-month interest period plus 1.00%, and (d) 1.00%. During an event of default under the Revolving Credit Facility the applicable interest rates are increased by 2.0% per annum.

The Company is also obligated to pay other customary fees for a credit facility of this size and type, including a commitment fee on a quarterly basis based on amounts committed but unused under the Revolving Credit Facility of 0.175% per annum and fees associated with letters of credit. The principal amount, if any, is payable in full in March 2026, unless earlier terminated or extended.

The Company has the option to repay the Company’s borrowings, and to permanently reduce the loan commitments whole or in part, under the Revolving Credit Facility without premium or penalty prior to maturity. As of March 15, 2021, the Company had no outstanding borrowings under the Revolving Credit Facility.

The Revolving Credit Facility contains customary representations, warranties, affirmative covenants, such as financial statement reporting requirements, negative covenants, and financial covenants, applicable to the Company and to the Company’s restricted subsidiaries. The negative covenants include restrictions that, among other things, restrict the Company and the Company’s subsidiaries’ ability to incur liens and indebtedness, make certain investments, declare dividends, dispose of, transfer or sell assets, make stock repurchases and consummate certain other matters, all subject to certain exceptions. The financial covenants require that (a) the Company maintains liquidity of at least $150.0 million as of the last day of each fiscal quarter and each date of a credit extension and (b) the Company’s consolidated total revenue as of the last day of each fiscal quarter be equal to or greater than the specified amount corresponding to such period. In the Revolving Credit Facility, liquidity is defined as the aggregate of (i) revolving commitments under the Revolving Credit Facility minus the aggregate principal amount of all outstanding loans, any drawn and unreimbursed amounts under letters of credit and the maximum amount that may be drawn under letters of credit, plus (ii) unrestricted cash that is generally available for use by the Company and the Company’s subsidiaries.

The Revolving Credit Facility includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments, change of control and certain material ERISA events. The occurrence of an event of default could result in the acceleration of the obligations under the Revolving Credit Facility.

25,000,000 Shares

Class A Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses to be paid by us, other than estimated underwriting discounts and commissions, in connection with the sale of the shares of our Class A common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the New York Stock Exchange listing fee.

Amount paid or to be paid
SEC registration fee	$59,596
FINRA filing fee	82,438
New York Stock Exchange listing fee	150,000
Printing and engraving expenses	750,000
Legal fees and expenses	4,100,000
Accounting fees and expenses	3,800,000
Transfer agent and registrar fees and expenses	3,500
Miscellaneous expenses	3,554,466

Total	$12,500,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

As permitted by the DGCL, the Registrant’s restated certificate of incorporation that will be in effect following the completion of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Registrant’s restated bylaws that will be in effect following the completion of this offering provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the DGCL;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

Prior to this offering, the Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer, or employee of the Registrant regarding which indemnification is sought. Reference is also made to the underwriting agreement filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors, and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation and restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for its directors and officers.

Certain of the Registrant’s directors are also indemnified by their employers with regard to their service on the Registrant’s board of directors.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since January 1, 2018, the Registrant has issued and sold the following securities:

1.

Since January 1, 2018, the Registrant granted stock options to its employees, directors, consultants, and other service providers to purchase an aggregate of 61,502,930 shares of Class A common stock under the 2012 Stock Incentive Plan, or 2012 Plan, with per share exercise prices ranging from $2.66 to $11.04, and has issued 23,877,230 shares of Class A common stock upon exercise of stock options under its 2012 Plan.

2.

Since January 1, 2018, the Registrant granted stock options to its employees, directors, consultants, and other service providers to purchase an aggregate of 1,061,250 shares of Class B common stock outside of the 2012 Plan, with a per share exercise price of $5.16.

3.

Since January 1, 2018, the Registrant granted restricted stock units to its employees, directors, consultants, and other service providers for an aggregate of 52,414,122 shares of Class A common stock under the 2012 Plan.

4.

Since January 1, 2018, the Registrant issued an aggregate of 1,727,200 shares of its Class A common stock and an aggregate of 361,970 shares of its Class B common stock in connection with its acquisitions of certain companies or their assets and as consideration to individuals and entities who were former service providers or stockholders of such companies.

5.

Between July 2019 and January 2020, the Registrant sold and issued 22,371,620 shares of Series G convertible preferred stock to accredited investors at a purchase price of $15.43 per share for an aggregate purchase price of approximately $344.3 million, net of issuance costs. The Registrant’s Series G convertible preferred stock are convertible into an equivalent number of shares of Class A common stock.

6.

Between October 2018 and December 2018, the Registrant sold and issued 33,686,160 shares of Series F convertible preferred stock to accredited investors at a purchase price of $11.86 per share for an aggregate purchase price of approximately $398.8 million, net of issuance costs. The Registrant’s Series F convertible preferred stock are convertible into an equivalent number of shares of Class A common stock.

7.

Between January 2018 and October 2018, the Registrant sold and issued 67,429,180 shares of Series E convertible preferred stock to accredited investors at a purchase price of $6.75 per share for an aggregate purchase price of approximately $454.7 million, net of issuance costs. The Registrant’s Series E convertible preferred stock are convertible into approximately 1.0233 shares of Class A common stock.

8.

Between December 2020 and March 2021, 25,303,070 shares of Class A common stock were issued upon voluntary conversion of the same number of shares of outstanding Series D convertible preferred stock. The issuance of such securities was deemed exempt from registration under the Securities Act in reliance upon Section 3(a)(9) of the Securities Act.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)    Exhibits.

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1*	Twelfth Amended and Restated Certificate of Incorporation of the Registrant, as amended to date and as currently in effect.

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.

3.3*	Amended and Restated Bylaws of the Registrant, as amended to date and as currently in effect.

3.4*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

4.1*	Form of Registrant’s Class A common stock certificate.

4.2*	Seventh Amended Investors’ Rights Agreement, dated as of July 26, 2019.

5.1	Opinion of Fenwick & West LLP.

10.1*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.

10.2*	2012 Stock Incentive Plan and forms of award agreements thereunder.

10.3*	2021 Equity Incentive Plan and forms of award agreements thereunder.

10.4*	2021 Employee Stock Purchase Plan and forms of award agreements thereunder.

10.5*	Non-Employee Director Compensation Policy, to be effective on May 15, 2021.

10.6*	Letter Agreement between the Registrant and Robert Reffkin, dated as of March 12, 2020, as amended.

10.7*	Offer Letter between the Registrant and Kristen Ankerbrandt, dated as of March 13, 2021.

10.8*	Offer Letter between the Registrant and Greg Hart, dated as of March 12, 2021.

10.9*	Offer Letter between the Registrant and Joseph Sirosh, dated as of March 12, 2021.

10.10*	Offer Letter between the Registrant and Brad Serwin, dated as of March 12, 2021.

10.11*	Form of Change in Control and Severance Agreement between the Registrant and its named executive officers.

10.12*	Lease Agreement between Urban Compass, Inc. and 90 Fifth Avenue Owner LLC, dated July 23, 2014, and amendments thereto.

10.13*	Revolving Credit and Security Agreement among the Registrant, Barclays Bank PLC, and the Lenders Party thereto, dated as of July 31, 2020.

10.14*	Revolving Credit and Guaranty Agreement among the Registrant, Barclays Bank PLC, the Lenders, and Issuing Banks party thereto, dated as of March 4, 2021.

10.15*	Form of Exchange Agreement between the Registrant and Robert Reffkin.

10.16*	Form of Equity Exchange Right Agreement between the Registrant and Robert Reffkin.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of Fenwick & West LLP (included in Exhibit 5.1).

*	Previously filed.

(b)    Financial Statement Schedule.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

ITEM 17.	UNDERTAKINGS

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 31, 2021.

COMPASS, INC.

By:	/s/ Robert Reffkin
Robert Reffkin Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Robert Reffkin Robert Reffkin	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 31, 2021

/s/ Kristen Ankerbrandt Kristen Ankerbrandt	Chief Financial Officer (Principal Financial Officer)	March 31, 2021

/s/ Scott Wahlers Scott Wahlers	Chief Accounting Officer (Principal Accounting Officer)	March 31, 2021

* Jeffrey Housenbold	Director	March 31, 2021

* Eileen Murray	Director	March 31, 2021

* Charles Phillips	Director	March 31, 2021

* Steven Sordello	Director	March 31, 2021

* Pamela Thomas-Graham	Director	March 31, 2021

*By:	/s/ Robert Reffkin
Robert Reffkin
Attorney-in-Fact